Filed with the Securities and Exchange Commission on April 25, 2007

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM F-1

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

China Sunergy Co., Ltd.

(Exact name of registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

Cayman Islands	3674	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

No. 123 Focheng West Road

Jiangning Economic & Technical Development Zone

Nanjing, Jiangsu 211100, People’s Republic of China

(86 25) 5276 6688

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

CT Corporation System

111 Eighth Avenue

New York, New York 10011

(212) 664-1666

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

David T. Zhang Latham & Watkins LLP 41st Floor, One Exchange Square 8 Connaught Place, Central Hong Kong (852) 2522-7886	Howard Zhang O’Melveny & Myers LLP 31st Floor, China World Tower I 1 Jian Guo Men Wai Avenue Beijing 100004, China (86 10) 6535 4200

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earliest effective registration statement for the same offering.  ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered (2)(3)	Proposed maximum aggregate offering price (1)	Amount of registration fee
Ordinary shares, par value $0.0001 per ordinary share	$100,000,000	$3,070

(1)	Estimated solely for the purpose of determining the amount of registration fee in accordance with Rule 457(o) under the Securities Act of 1933.
(2)	Includes (i) ordinary shares initially offered and sold outside the United States that may be resold from time to time in the United States either as part of their distribution or within 40 days after the later of the effective date of this registration statement and the date the shares are first bona fide offered to the public and (ii) ordinary shares that may be purchased by the underwriters pursuant to an over-allotment option. These ordinary shares are not being registered for the purposes of sales outside of the United States.
(3)	American depositary shares issuable upon deposit of the ordinary shares registered hereby have been registered under a separate registration statement on Form F-6 (Registration No.333- ). Each American depositary share represents ordinary shares.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to such Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting any offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion

Preliminary Prospectus dated                     , 2007

PROSPECTUS

American Depositary Shares

China Sunergy Co., Ltd.

Representing              Ordinary Shares

This is China Sunergy’s initial public offering. China Sunergy is offering                      American depositary shares, or ADSs. Each ADS represents                      ordinary shares.

We expect the public offering price to be between $             and $             per ADS. Prior to this offering, there has been no public market for the ADSs or our ordinary shares. We have applied to list the ADSs on the Nasdaq Global Market under the symbol “CSUN.”

Investing in the ADSs and ordinary shares involves risks that are described in the “ Risk Factors” section beginning on page 9 of this prospectus.

	Per ADS	Total
Public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to us	$	$

The underwriters may also purchase up to an additional                      ADSs from us at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus to cover over-allotments.

Neither the Securities and Exchange Commission nor any state securities regulator has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The ADSs will be ready for delivery on or about                     , 2007.

Merrill Lynch & Co.

Cowen and Company	Jefferies & Company

The date of this prospectus is                     , 2007.

You should rely only on the information contained in this prospectus. Neither we nor the underwriters have authorized anyone to provide you with information that is different from that contained in this prospectus. This prospectus may only be used where it is legal to offer and sell these securities. The information in this prospectus is only accurate as of the date of this prospectus.

We have not undertaken any efforts to qualify this offering for offers to individual investors in any jurisdiction outside the United States. Therefore, individual investors located outside the United States should not expect to be eligible to participate in this offering.

i

Conventions That Apply to This Prospectus

Unless the context otherwise requires, in this prospectus:

•	“we,” “us,” “our company,” “our,” “Sunergy” and “China Sunergy” refer to China Sunergy Co., Ltd. incorporated in the Cayman Islands, its predecessor entities and its subsidiaries;

•

“shares” or “ordinary shares” refers to our ordinary shares, “ADSs” refers to our American depositary shares, each of which represents [•] ordinary shares, and “ADRs” refers to the American depositary receipts that evidence our ADSs;

•	“China” or “PRC” refers to the People’s Republic of China, excluding the Hong Kong Special Administrative Region, the Macau Special Administrative Region and Taiwan;

•

“RMB” or “Renminbi” refers to the legal currency of China; “$” or “U.S. dollars” refers to the legal currency of the United States; and “Euro” or “€” refers to the legal currency of the European Union;

•	“passivated emitter and rear cell” refers a solar cell which uses oxide on its front and rear surfaces, and of which the rear surface is contacted by metal only at certain regions; and

•	“selective emitter cell” refers to a solar cell, where the regions under the front metal contact and the rest of the front surface areas are separately diffused and optimized.

This prospectus contains translations of certain RMB amounts into U.S. dollar amounts at specified rates. All translations from RMB to U.S. dollars were made at the noon buying rate in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise stated, the translations of RMB into U.S. dollars have been made at the noon buying rate in effect on March 30, 2007, which was RMB7.7232 to $1.00. We make no representation that the RMB or U.S. dollar amounts referred to in this prospectus could have been or could be converted into U.S. dollars or RMB, as the case may be, at any particular rate or at all. On April 24, 2007, the noon buying rate was RMB7.7345 to $1.00.

Unless otherwise indicated, all historical share information and per-share information contained in our audited financial statements, consolidated statement of operations data, the “Capitalization” and the “Dilution” sections in this prospectus has been retroactively adjusted to reflect a 100-for-one share split that became effective on April 24, 2007.

ii

PROSPECTUS SUMMARY

You should read the following summary together with the entire prospectus, including the more detailed information regarding us, the ADSs being sold in this offering, and our financial statements and related notes appearing elsewhere in this prospectus.

Overview

We are a leading manufacturer of solar cell products in China as measured by production capacity. We manufacture our solar cells from silicon wafers utilizing crystalline silicon solar cell technology to convert sunlight directly into electricity through a process known as the photovoltaic effect. We sell our solar cell products to Chinese and overseas module manufacturers and system integrators, who assemble our solar cells into solar modules and solar power systems for use in various markets.

Since we commenced business operations in August 2004, our management’s operational expertise and execution capability, coupled with our strong research and development capabilities, have allowed us to rapidly install five solar cell manufacturing lines and expand our annual manufacturing capacity by 160 megawatts, or MW, in 2006. As of December 2006, we had six solar cell manufacturing lines with an aggregate production capacity of 192 MW per year, assuming the use of 156-millimeter monocrystalline silicon wafers. We plan to increase our annual production capacity to approximately 390 MW by the second quarter of 2008, with twelve manufacturing lines in total.

Our research and development team is led by three solar power researchers, each with over 10 years of experience and established credentials in the solar power industry. Our research and development efforts focus on continually enhancing our solar cell conversion efficiencies, which measure the ability of solar power products to convert sunlight into electricity, and improving our manufacturing operations. We are currently developing selective emitter cells, an improved version of the P-type solar cells that most solar cell manufacturers produce. Using our experimental manufacturing line, we have manufactured selective emitter cells with an average conversion efficiency rate of 17.6% on a trial basis, and we expect to commence commercial production in 2007. In addition, we are focusing on the development of advanced process technologies for manufacturing new products, such as N-type solar cells, which generally have higher conversion efficiencies than those of P-type solar cells. We also plan to develop passivated emitter and rear cells in the future.

We have experienced significant sales and revenue growth since we commenced operations. We sold 4.4 MW and 46.4 MW of solar cells in 2005 and 2006, respectively. Our net revenues increased from $13.7 million in 2005 to $149.5 million in 2006. We turned a net loss of $0.3 million in 2005 into a net income of $11.8 million in 2006.

Industry Background

The solar power market has grown rapidly in the past several years. According to Solarbuzz LLC, or Solarbuzz, an independent solar energy research firm, the global solar power market, as measured by annual solar power system installed capacities, increased from 427 MW in 2002 to 1,744 MW in 2006, representing a compound annual growth rate, or CAGR, of 42%. Under the lowest of three different projections, Solarbuzz expects annual solar power system installed capacities to further increase to 4,177 MW in 2011. Solar power industry revenue is expected to increase from $10.6 billion in 2006 to $18.6 billion in 2011, representing a CAGR of 12%. Currently, the majority of installed solar systems employ crystalline silicon technology. Most solar cell manufacturers apply crystalline silicon technology to manufacture P-type solar cells, while only a few manufacturers produce, on a commercial scale, N-type solar cells, which generally have higher conversion efficiencies than P-type solar cells. The solar cell production industry is currently dominated by a small number of manufacturers. According to Solarbuzz, the top 10 solar cell manufacturers together accounted for 75% of the solar cell production worldwide in 2006.

We believe the solar power market will continue to experience growth as a result of the following factors:

•

Government policies to drive adoption of solar power.  Various governmental bodies globally have implemented financial incentives to further accelerate the development and adoption of solar power. These incentives include feed-in tariffs, capital cost rebates, net metering, tax credits and low-interest loans;

•

Growing demand for electricity and supply constraints of traditional energy sources.  Electric power demand is expected to increase from 16.1 trillion kilowatt hours in 2002 to 31.7 trillion kilowatt hours by 2030 globally. Meanwhile the generation of electric power is capacity constrained and dependent upon fossil fuel feedstock. Further, for national security reasons many governments seek to further develop domestic sources of energy, particularly solar power and other renewable energy sources; and

•

Growing awareness of the advantages of solar power.  Solar power offers a variety of advantages over other sources of power, including an absence of the need for fuel, environmental cleanliness, location-based energy production, greater efficiency during peak demand periods, high reliability and modularity.

Our Competitive Strengths

We believe that the following strengths enable us to compete effectively and to capitalize on the projected growth in the global solar power market:

•	proven track record of capacity expansion and scalable operations;

•	strong research and development capabilities;

•	production in a low-cost manufacturing region;

•	well-balanced and experienced management team; and

•	existing relationships with established solar power industry participants.

Our Strategies

Our objective is to be a global leader in the innovation, development and manufacture of solar cells. We intend to pursue the following strategies to enhance our competitiveness and to increase our market share:

•	continue our focus on solar cell manufacturing;

•	enhance our technological competitiveness through continued research and development;

•	further expand our production capacity;

•	further optimize raw material supply sources and enhance business relationships with key raw material suppliers;

•	achieve a diversified customer base; and

•	continue to pursue a proactive marketing strategy and establish a global sales network.

Our Challenges

We believe that the following are some of the major risks and uncertainties that may materially affect us:

•	our limited operating history may not serve as an adequate measure of our future prospects and results of operations;

•	the current industry-wide shortage of silicon raw materials may constrain our revenue growth and decrease our gross margins and profitability;

•	our dependence on a limited number of suppliers for key raw materials and customized manufacturing equipment could result in order cancellation and decreased revenues;

•	our quarterly operating results may fluctuate from period to period in the future;

•	the reduction or elimination of government subsidies and economic incentives for on-grid solar energy applications could cause a reduction in demand for our products and a reduction in our revenues;

•

if solar power technology is not suitable for widespread adoption, or if sufficient demand for solar power products does not develop or takes longer to develop than we anticipate, our sales may not continue to increase or may even decline, and we may be unable to achieve or sustain profitability;

•	we face competition from both renewable and conventional energy sources and products;

•	we may not be successful in the commercial production of N-type solar cells, selective emitter cells or other new products; and

•	we may be unable to manage our growth and expansion effectively.

Corporate Structure

Our operating subsidiary, CEEG (Nanjing) PV-Tech Co. Ltd., or Nanjing PV, was incorporated in August 2004 in Nanjing, China. China Sunergy Co., Ltd., or Sunergy BVI, our holding company incorporated in the British Virgin Islands, acquired all of the equity interests in Nanjing PV in April 2006 through a series of transactions that have been accounted for as a legal reorganization. As part of a restructuring in anticipation of our initial public offering, we incorporated China Sunergy Co., Ltd., or Sunergy, in the Cayman Islands on August 4, 2006. Sunergy became our ultimate holding company upon its issuance of shares to the existing shareholders of Sunergy BVI on August 30, 2006 in exchange for all shares of equivalent classes that these shareholders previously held in Sunergy BVI. We conduct substantially all of our operations through Nanjing PV.

Corporate Information

Our principal executive offices are located at No. 123 Focheng West Road, Jiangning Economic & Technical Development Zone, Nanjing, Jiangsu 211100, People’s Republic of China. Our telephone number at this address is (86-25) 5276-6688 and our fax number is (86-25) 5276-6882.

You should direct all inquiries to us at the address and telephone number of our principal executive offices set forth above. Our website is www.n-pv.com. The information contained on our website does not form part of this prospectus. Our agent for service of process in the United States is CT Corporation System located at 111 Eighth Avenue, New York, New York 10011.

The Offering

American depositary shares offered:

By Sunergy	[•] ADSs

Price per ADS	$[•]

The ADSs

Each ADS represents [•] ordinary shares, par value $0.0001 per share. The ADS will be evidenced by ADRs. To understand the terms of the ADSs, you should carefully read the section in this prospectus entitled “Description of American Depositary Shares.” We also encourage you to read the deposit agreement, which has been filed as an exhibit to the registration statement that includes this prospectus.

ADSs outstanding immediately after the offering	[•] ADSs

Ordinary shares outstanding immediately after the offering	[•] ordinary shares (or [•] ordinary shares if the underwriters exercise the over-allotment option in full.)

Over-allotment option

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of [•] additional ADSs at the initial public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions, solely for the purpose of covering over-allotments.

Reserved ADSs

At our request, the underwriters have reserved for sale, at the initial public offering price, up to an aggregate of [•] ADSs to certain directors, officers, employees and associates of our company through a directed share program. These reserved ADSs account for an aggregate of approximately 5% of the ADSs offered in the offering.

Use of proceeds	We intend to use the proceeds of this offering for the following purposes:

•	to purchase or prepay for raw materials;

•	to expand our solar cell manufacturing facilities;

•	to expand our research and development efforts; and

•	for general corporate purposes and the acquisition of businesses, products and technologies.

Depositary	JPMorgan Chase Bank, N.A.

Risk factors	See “Risk Factors” and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in the ADSs.

Proposed Nasdaq Global Market Symbol	CSUN

Lock-up

We, our directors, executive officers and all of our shareholders have agreed with the underwriters not to sell, transfer or dispose of any ADSs, ordinary shares or similar securities for a period of 180 days after the date of this prospectus. See “Underwriting.”

The number of ordinary shares outstanding immediately after this offering includes, on an as-converted basis, all of our outstanding Series A, Series B and Series C preferred shares, which will be converted into [•] ordinary shares upon the completion of this offering and excludes ordinary shares issuable upon the exercise of outstanding share options and ordinary shares reserved for future issuance under our share incentive plan. This number assumes the underwriters’ over-allotment option is not exercised. If the over-allotment option is exercised in full, we will issue and sell an additional [•] ordinary shares. Pursuant to our current memorandum and articles of association, the conversion ratios used in this prospectus to calculate the number of ordinary shares into which all of our outstanding Series A, Series B and Series C preferred shares will automatically convert upon the completion of this offering are derived in part from the calculation of a 3% annual dividend to which all holders of preferred shares are entitled and are, therefore, based upon the estimated closing date of this offering, which we estimate to be [•]. In the event that the closing date of this offering deviates from that assumed in this prospectus, we will include the adjusted ordinary share number in our final prospectus relating to this offering. For details relating to the 3% annual dividend, see “Related Party Transactions—Issuance and Sale of Preferred Shares.”

SUMMARY FINANCIAL AND OPERATING DATA

Our operating subsidiary, Nanjing PV, was incorporated in August 2004. Our holding company incorporated in the British Virgin Islands, Sunergy BVI, acquired all of the equity interests in Nanjing PV in April 2006 through a series of transactions that have been accounted for as a legal reorganization. In anticipation of our initial public offering, we incorporated China Sunergy Co., Ltd., or Sunergy, in the Cayman Islands as a listing vehicle on August 4, 2006. Sunergy became our ultimate holding company upon its issuance of shares to the existing shareholders of Sunergy BVI on August 30, 2006 in exchange for all shares of equivalent classes that these shareholders previously held in Sunergy BVI, and Sunergy BVI became our wholly owned subsidiary. We conduct substantially all of our operations through Nanjing PV.

The following summary consolidated statement of operations data for the period August 2 (date of inception) to December 31, 2004, the years ended December 31, 2005 and 2006, and the summary consolidated balance sheet data as of December 31, 2005 and 2006 have been derived from our audited financial statements included elsewhere in this prospectus. You should read the summary consolidated financial data in conjunction with those financial statements and the accompanying notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Our consolidated financial statements are prepared and presented in accordance with United States generally accepted accounting principles, or U.S. GAAP. Our historical results do not necessarily indicate our results expected for any future periods.

	For the Period August 2 (Date of Inception) to December 31, 2004		For the Year Ended December 31,
			2005	2006
	(in thousands, except share, per share, operating data and percentages)
Consolidated Statement of Operations Data
Net revenues	—		$13,750	$149,521
Cost of revenues	—		(11,796)	(122,889)

Gross profit	—		1,954	26,632

Operating expenses:
Selling expenses	—		(38)	(1,014)
General and administrative expenses	$(953	)(1)	(1,584)	(9,901	)(2)
Research and development expenses	—		(49)	(546)

Total operating expenses	$(953	)(1)	(1,671)	(11,461	)(2)
(Loss) income from operations	(953)		283	15,171
Net (loss) income	$(959)		$(307)	$11,814

Dividend on Series A redeemable convertible preferred shares	—		—	(13,377	)(3)
Dividend on Series B redeemable convertible preferred shares	—		—	(28,552	)(4)
Dividend on Series C redeemable convertible preferred shares	—		—	(7,097	)(5)
Net loss attributable to holders of ordinary shares	(959)		(307)	(37,212,121)
Net loss per share
-Basic	$(0.01)		$(0.00)	$(0.36)
-Diluted	$(0.01)		$(0.00)	$(0.36)
Shares used in computation
-Basic	108,000,000		108,000,000	103,583,178
-Diluted	108,000,000		108,000,000	103,583,178
Pro forma net income per share(6):
-Basic	—		—	$0.09
-Diluted	—		—	$0.09
Shares used in pro forma computation
Basic	—		—	129,749,993
Diluted	—		—	129,749,993

Other Consolidated Financial Data
Gross margin	—		14.2%	17.8%

Consolidated Operating Data
Solar cells sold (in MW)	—		4.4	46.4
Average selling price (in $ per watt)	—		$3.10	$3.22

(1)	Included a non-cash charge of $0.8 million relating to forgiveness of shareholder receivables from certain of our directors and executive officers.
(2)	Included a non-cash charge of $3.7 million relating to the excess distribution to our president and a non-cash charge of $0.5 million relating to forgiveness of shareholder receivables from certain of our directors and executive officers.
(3)	Included a one-time beneficial conversion feature of $13,110,400.
(4)	Included a one-time beneficial conversion feature of $27,999,948.
(5)	Included a one-time beneficial conversion feature of $6,941,170.
(6)	The number of shares used in computation is the weighted-average number of ordinary shares outstanding for the period plus the weighted average number of ordinary shares resulting from the automatic conversion of all of our outstanding redeemable convertible preferred shares upon completion of this offering.

The following table presents a summary of the balance sheet data of as of December 31, 2005 and 2006:

•	on an actual basis; and

•

on an as adjusted basis to give effect to (1) the automatic conversion of all of our outstanding preferred shares into [•] ordinary shares upon completion of this offering and (2) the issuance and sale of [•] ordinary shares in the form of ADSs by us in this offering, assuming an initial public offering price of $[•] per ADS, the midpoint of the estimated range of the initial public offering price, after deducting estimated underwriting discounts and commissions and estimated aggregate offering expenses payable by us and assuming no exercise of the underwriters’ over-allotment option and no other change to the number of ADSs sold by us as set forth on the cover page of this prospectus. Pursuant to our current memorandum and articles of association, the conversion ratios used in this prospectus to calculate the number of ordinary shares into which all of our outstanding Series A, Series B and Series C preferred shares will automatically convert upon the completion of this offering are derived in part from the calculation of a 3% annual dividend to which all holders of preferred shares are entitled and are, therefore, based upon the estimated closing date of this offering, which we estimate to be [•]. In the event that the closing date of this offering deviate from that assumed in this prospectus, we will include the adjusted ordinary share number in our final prospectus relating to this offering. For details relating to the 3% annual dividend, see “Related Party Transactions—Issuance and Sale of Preferred Shares.”

	2005	As of December 31, 2006
	Actual	Actual	As Adjusted
	(in thousands)
Consolidated Balance Sheet Data
Cash and cash equivalents	$2,765	$14,750	$	[•]
Restricted cash	21,959	4,952		4,952
Inventories	6,647	44,331		44,331
Accounts receivable, net	1,705	43,048		43,048
Advances to suppliers	17,408	26,281		26,281
Amounts due from related parties	14,104	1,976		1,976
Total current assets	64,870	136,421		[•]
Property, plant and equipment, net	13,414	38,730		38,730
Total assets	$79,307	$176,327	$	[•]

Short-term borrowings	$21,685	$69,263		$69,263
Accounts payable	3,216	11,845		11,845
Advances from customers	11,132	950		950
Amounts due to related parties	28,437	4		4
Total current liabilities	65,393	92,104		92,104
Long-term borrowings	8,674	—		—
Series A redeemable convertible preferred shares	—	13,228		—
Series B redeemable convertible preferred shares	—	28,502		—
Series C redeemable convertible preferred shares	—	20,056		—
Additional paid-in capital	9,450	20,145		[•]
Subscription receivable	(3,052)	—		—
Total shareholders’ equity	5,240	22,280		—
Total liabilities, mezzanine equity and shareholders’ equity	$79,307	$176,327	$	[•]

RISK FACTORS

An investment in our ADSs involves significant risks. You should carefully consider all the information in this prospectus, including the risks and uncertainties described below before you decide to buy our ADSs. If any of the following risks actually occurs, our business, prospects, financial condition and results of operations could be materially harmed, the trading price of our ADSs could decline and you could lose all or part of your investment.

Risks Related to Our Company and Our Industry

Our limited operating history may not serve as an adequate measure of our future prospects and results of operations.

Our limited operating history may not provide a meaningful basis for evaluating our business, financial performance and prospects. We completed our first solar cell manufacturing line in June 2005 and began commercial shipment of solar cells in August 2005. Relative to the solar power industry as a whole, we have shipped only a limited number of solar cells and have recognized limited revenues from sales of our solar cells. In line with the rapid growth of the solar power industry, we have experienced a high growth rate since we began commercial shipment of solar cells. Our net revenues increased from $13.7 million in 2005 to $149.5 million in 2006. We may not be able to achieve similar growth, or any growth, in future periods. In addition, our future success will require us to continue to expand our manufacturing capacity and total output significantly beyond current levels. We may not be able to achieve or maintain satisfactory manufacturing yields or conversion efficiencies, which measure the ability of solar power products to convert sunlight into electricity, following the expansion of our operations. Accordingly, you should not rely on our results of operations for any prior periods as an indication of our future performance. You should consider our business and prospects in light of the risks, expenses and challenges that we face as an early-stage company seeking to develop and manufacture new products in a rapidly evolving market.

We have incurred losses in certain prior periods and may incur losses in the future.

We incurred net losses of $0.3 million in 2005, and we may incur losses in the future. We expect our costs and expenses to increase as we expand our operations. Our ability to achieve and maintain profitability depends on the growth rate of the solar power market, the continued global market acceptance of solar power products in general and our existing and future products in particular, the pricing trend of solar power products, the competitiveness of our products as well as our ability to provide new products to meet the demands of our customers and our ability to control our costs and expenses. We may not be able to achieve or sustain profitability on a quarterly or annual basis.

The current industry-wide shortage of silicon raw materials may constrain our revenue growth and decrease our gross margins and profitability.

Polysilicon is an essential raw material in our production of solar cells, and is also used in the semiconductor industry. Polysilicon is created by refining quartz sand. In order to manufacture solar cells, polysilicon is melted and processed into crystalline silicon ingots, which are then sliced into wafers. We primarily purchase wafers from third-party suppliers to manufacture our solar cells. We also procure polysilicon, silicon ingots and other silicon-based raw materials from various suppliers, and outsource the production of silicon wafers from these raw materials under toll manufacturing arrangements with third parties. Toll manufacturing is a type of contract manufacturing frequently used in the solar power industry, in which part of the manufacturing process is outsourced to qualified third parties, or toll manufacturers. The raw materials used by toll manufacturers are usually supplied by the originating company. The procurement costs of silicon wafers and other silicon-based raw materials have accounted for a substantial majority of our cost of revenues since we began our commercial production of solar cells in August 2005. In contrast to some of our vertically integrated competitors that can obtain polysilicon supplies internally below market price, we do not have, and will not in the foreseeable future establish, any polysilicon manufacturing facility.

The global supply of polysilicon is controlled by a limited number of producers and there is currently an industry-wide shortage of polysilicon due to the growing demand for solar power products and the continuing expansion of the semiconductor industry. According to Solarbuzz, the average long-term supply contract price of polysilicon increased from approximately $35-$40 per kilogram in 2005 to $50-$55 per kilogram in 2006, and is expected to increase to $60-$65 per kilogram in 2007. In addition, according to Solarbuzz, spot prices for polysilicon were, in some cases, as high as $300 per kilogram in 2006. Increase in the price of polysilicon has resulted in increase in the price of wafer. For example, our monthly average purchase price of 125-millimeter monocrystalline wafer rose by approximately 14.2% from January 2006 to September 2006. These increases in the price of silicon raw materials have in the past increased our production costs and may continue to impact our cost of revenues and net income. According to Solarbuzz, the polysilicon shortage is expected to last until 2008. We do not expect that the supply shortage of polysilicon and silicon-based raw materials, including crystalline silicon ingots and silicon wafers, will be remedied in the near term.

Partly as a result of the industry-wide shortage, we have, from time to time, faced a shortage of silicon raw materials and experienced late delivery from suppliers and have purchased silicon raw materials of lower quality that have resulted in lower conversion efficiencies and reduced revenues per cell. We may continue to face such shortage, late delivery or lower quality of supply in the future for the following reasons, among others. First, we do not have a history of long-term relationships with silicon raw material suppliers. Second, many of our competitors, who also purchase silicon raw materials from our suppliers, have had stronger relationships as well as greater bargaining power over the suppliers. Currently we procure a substantial portion of our silicon wafer or other silicon-based raw material supplies under short-term supply contracts. To address shortage of silicon wafer supplies, we also secure silicon wafers from some of our customers, and sell solar cells to them in return. We also focus on forging long-term supply relationships with global and domestic suppliers throughout the supply chain in an effort to secure a cost-effective supply of silicon wafers and silicon-based raw materials. However, we cannot assure you that our procurement efforts will be successful in ensuring an adequate supply of silicon raw materials at commercially viable prices or at satisfactory quality to meet our solar cell production requirements. If we are unable to meet customer demand for our products, or if our products are only available at a higher cost because of a shortage of silicon raw materials, we could lose customers, market share and revenue. This would materially and adversely affect our business, financial condition and results of operations.

Our dependence on a limited number of third-party suppliers for key raw materials and customized manufacturing equipment could prevent us from timely delivering our products to our customers in the required quantities, which could result in order cancellations and decreased revenue.

We purchase silicon raw materials from a limited number of third-party suppliers. Our top five suppliers supplied approximately 48.4% of our total silicon raw material needs in 2006, mostly under contracts with a term of less than one year. If we fail to develop or maintain our relationships with our major suppliers, we may be unable to manufacture our products or our products may only be available at a higher cost or after a long delay, and we could be prevented from delivering our products to our customers in the required quantities and at prices that are profitable. Problems of this kind could cause order cancellations and loss of market share. Historically, we encountered problems with respect to the quality of silicon raw material supplied by some of our suppliers, which resulted in lower conversion efficiencies of our solar cells. The failure of a supplier to supply materials and components that meet our quality, quantity and cost requirements in a timely manner could impair our ability to manufacture our products or increase our costs, particularly if we are unable to obtain these materials and components from alternative sources on a timely basis or on commercially reasonable terms. As of the date of this prospectus, we have entered into contracts and framework agreements for sufficient raw material supplies to support our planned production of approximately 110 MW of solar cells in 2007. The pricing terms under our framework agreements are to be determined based on future negotiations. In the event that we cannot reach agreement on the pricing terms with the suppliers in the future, those framework agreements will not be enforceable and, we will then need to seek alternative supplies. We may not be able to secure sufficient alternative supplies.

In addition, certain of our manufacturing equipment has been designed and made specifically for us. As a result, such equipment is not readily available from multiple vendors and would be difficult to repair or replace. Any significant damage to, or breakdown of, our customized manufacturing equipment could cause material interruptions to our operations and consequentially could have a material adverse effect on our business and results of operations.

We have significant outstanding bank borrowings, and we may not be able to arrange adequate financing when they mature or may encounter other difficulties in maintaining liquidity.

As of December 31, 2006, we had $14.7 million in cash and cash equivalents, and $77.9 million in outstanding borrowings, all of which would become due within one year. In the first quarter of 2007, we borrowed additional loans, and as of March 31, 2007, we had $113.3 million in outstanding borrowings, all of which will become due within one year of the date of this prospectus. We cannot assure you that we will be able to obtain extensions of these facilities as they mature. In the event we are unable to obtain extensions of these facilities, or if we are unable to obtain sufficient alternative funding on reasonable terms to make repayments, we will have to repay these borrowings with cash generated by our operating activities. We cannot assure you that our business will generate sufficient cash flows from operations to repay these borrowings. In addition, repaying these borrowings with cash generated by our operating activities will divert our financial resources from the requirements of our ongoing operations and future growth.

Given the current state of the industry, we generally need to make prepayments to our suppliers of silicon raw materials in advance of shipment. As a result, our purchases of silicon raw materials have required, and we anticipate will continue to require, us to make significant working capital commitments. We will also incur additional capital expenditures for the future expansion of our manufacturing lines. Furthermore, we have granted credit terms for our sales to our large customers, particularly our top three customers. Receivables from these three customers represented approximately 90.2% of our total accounts receivable as of December 31, 2006, and our failure to timely collect these receivables may adversely affect our cash flows. If we fail to effectively manage our cash flows from operations, borrowings and equity contributions to support our cash flow requirements, we may encounter difficulty in liquidity, which would have a material adverse effect on our business, financial condition and future prospects.

Our advance payments to most of our silicon raw material suppliers expose us to the credit risk of such suppliers, which may materially and adversely affect our financial condition, results of operations and liquidity.

In order to secure more supply of silicon raw materials, we make advance payments to most of our silicon raw material suppliers, which is consistent with the industry practice. As of December 31, 2006, our advances to suppliers were approximately $26.3 million. We depend on a limited number of suppliers and we make such advance payments without receiving collateral. As a result, our claims for such advance payments would rank only as unsecured claims, exposing us to the credit risks of the suppliers in the event of their insolvency or bankruptcy. We may not be able to recover such advance payments and would suffer losses should the suppliers fail to fulfill their delivery obligations under the contracts. Accordingly, defaults by our suppliers may materially and adversely affect our financial condition, results of operations and liquidity.

Our quarterly operating results may fluctuate from period to period in the future.

Purchases of solar power products tend to decrease during the winter months because of adverse weather conditions in certain regions, which complicate the installation of solar power systems. Although the industry demand for solar power products decreased in the fourth quarter of 2006, our revenues increased significantly because during that period, our fourth to sixth manufacturing lines achieved full-scale manufacturing capacity and we sold a substantial portion of our solar cells under sales contracts concluded before September 2006 with pre-agreed prices. However, we experienced a significant decrease in revenues in the first quarter of 2007 primarily due to the seasonality of demand for solar power products and the decreases of the demand for solar cells and market prices of solar cells after the solar cell market prices reached, in the third quarter of 2006, a peak over recent years. In the future, our quarterly operating results may fluctuate from period to period based on the seasonality of industry demand for solar power products. As a result, you may not be able to rely on period to period comparisons of our operating results as an indication of our future performance.

The reduction or elimination of government subsidies and economic incentives for on-grid solar energy applications could cause demand for our products and our revenues to decline.

Almost all of our solar cells sold are eventually utilized in the on-grid market, where the solar power systems are connected to the utility grid and generate electricity for sale to customers. We believe that the near-term growth of the market for on-grid applications depends in large part on the availability and size of government subsidies and economic incentives. The reduction or elimination of subsidies and economic incentives may adversely affect the growth of this market or result in increased price competition, either of which could cause our revenues to decline.

Today, when upfront system costs are factored into cost per kilowatt, the cost of solar power substantially exceeds the cost of power furnished by the electric utility grid in many locations. As a result, national and local governmental bodies in many countries, most notably in Germany, Spain, Italy, the United States and China, have provided subsidies and economic incentives in the form of feed-in tariffs, rebates, tax credits and other incentives to distributors, system integrators and manufacturers of solar power products to promote the use of solar energy in on-grid applications and to reduce dependence on other forms of energy. These government economic incentives could potentially be reduced or eliminated altogether. For example, Germany has been a strong supporter of solar power products and systems, and is a significant market for our customers that engage in solar module and system integration businesses. Utilities in Germany are generally obligated to purchase electricity generated from grid-connected solar power systems at defined feed-in tariff rates, which will decline over time according to a predetermined schedule. Specifically, German subsidies decline at a rate of 5.0% to 6.5% per year for systems installed after 2006 based on the type and size of the solar power systems, and discussions are currently underway about amending the incentives for solar power systems under the German Renewable Energy Law. Any political or market changes in Germany could result in significant reductions or eliminations of subsidies or economic incentives, such as a more accelerated reduction of feed-in tariffs than as planned according to the current schedule. The solar power industry is currently moving towards the economies of scale necessary for solar power to become cost-effective in a non-subsidized market. Reductions in, or eliminations of, subsidies and economic incentives for on-grid solar energy applications could result in decreased demand for our products and cause our revenues to decline.

If solar power technology is not suitable for widespread adoption, or if sufficient demand for solar power products does not develop or takes longer to develop than we anticipate, our revenues may not continue to increase or may even decline, and we may be unable to achieve or sustain our profitability.

The solar power market is at a relatively early stage of development, and the extent of acceptance of solar power products is uncertain. Historical and current market data on the solar power industry are not as readily available as those for other more established industries where trends can be assessed more reliably from data gathered over a longer period of time. In addition, demand for solar power products may not develop or may develop to a lesser extent than we anticipate. Many factors may affect the viability of widespread adoption of solar power technology and demand for solar power products, including:

•	cost-effectiveness, performance and reliability of solar power products compared to conventional and other renewable energy sources and products;

•	success of other alternative energy generation technologies, such as wind power, hydroelectric power and biomass;

•

fluctuations in economic and market conditions that affect the viability of conventional and other renewable energy sources, such as increases or decreases in the prices of oil and other fossil fuels or decreases in capital expenditures by end users of solar power products; and

•	deregulation of the electric power industry and the broader energy industry.

If solar power technology is not viable for widespread adoption or sufficient demand for solar power products does not develop or develops to a lesser extent than we anticipate, our revenues may suffer and we may be unable to sustain our profitability.

Because the markets in which we compete are highly competitive and many of our competitors have greater resources than we do, we may not be able to compete successfully and we may lose or be unable to gain market share.

The market for solar power products is highly competitive and continually evolving. We expect to face increased competition, which may result in price reductions, reduced margins or loss of market share. Our competitors include solar power divisions of large conglomerates such as BP Solar, Kyocera, Sanyo and Sharp Corporation, as well as specialized cell manufacturers such as Motech Industries Inc., Q-Cells AG, Suntech Power Holdings Co., Ltd., Solarfun Power Holdings Co., Ltd. and JA Solar Holdings Co., Ltd.. Some of our competitors have also become vertically integrated, from upstream polysilicon manufacturing to solar system integration, such as Renewable Energy Corporation ASA. During the current period of silicon supply shortage, their internally produced raw materials may enable them to realize a higher margin in comparison with other solar cell manufacturers. Many of our competitors have a stronger market position than ours and have larger resources and better name recognition than we have. Further, many of our competitors are developing and are currently producing products based on alternative solar power technologies, such as thin-film technologies, which may ultimately have costs similar to, or lower than, our projected costs. There are also other companies planning to enter into the solar cell business. For example, we may face competition from semiconductor manufacturers, a few of which have already announced their intention to start producing solar cells. In addition, the entire solar power industry faces competition from conventional and non-solar renewable energy technologies. Due to the relatively high manufacturing costs compared to most other energy sources, solar energy is generally not competitive without government subsidies and economic incentives.

Many of our existing and potential competitors have substantially greater financial, technical, manufacturing and other resources than we do. Our competitors’ greater size in some cases provides them with a competitive advantage with respect to manufacturing costs due to their economies of scale and their ability to purchase raw materials at lower prices. For example, those of our competitors that also manufacture semiconductors may source both semiconductor grade silicon wafers and solar grade silicon wafers from the same supplier. As a result, such competitors may have stronger bargaining power with the supplier and have an advantage over us in pricing as well as obtaining silicon wafer supplies at times of materials shortage. Many of our competitors also have more established distribution networks and larger customer bases. In addition, many of our competitors have well-established relationships with our customers and have extensive knowledge of our target markets. As a result, they may be able to devote greater resources to the research, development, promotion and sale of their products or respond more quickly to evolving industry standards and changes in market conditions than we can. It is possible that new competitors or alliances among existing competitors could emerge and rapidly acquire significant market share, which would harm our business. If we fail to compete successfully, our business would suffer and we may lose or be unable to gain market share.

Advances in solar power technology could render our products uncompetitive or obsolete, which could reduce our market share and cause our sales and profit to decline.

The solar power market is characterized by evolving technology standards that require improved features, such as higher conversion efficiencies and higher power output. This requires us to develop new solar power products and enhancements for existing solar power products to keep pace with evolving industry standards and changing customer requirements. For example, currently we are focused on crystalline silicon technology and the expansion of efficient production capacity based on crystalline silicon, which currently is the primary technology used by most solar cell manufacturers. In addition to our existing P-type solar cells, we are developing the manufacturing process for N-type solar cells. Some overseas producers have focused on developing alternative forms of solar power technologies, such as thin-film technologies. Our failure to further refine our technology and to develop and introduce new solar power products could cause our products to become uncompetitive or obsolete, which could reduce our market share and cause our revenues to decline. We will need to invest significant financial resources in research and development to maintain our market position, keep pace with technological advances in the solar power industry and effectively compete in the future.

If our future innovations fail to enable us to maintain or improve our competitive position, we may lose market share. If we are unable to successfully design, develop and bring to market competitive new solar power products or enhance our existing solar power products, we may not be able to compete successfully. Competing solar power technologies may result in lower manufacturing costs or higher product performance than those expected from our solar power products. In addition, if we, or our customers, are unable to manage product transitions, our business and results of operations would be negatively affected.

We may not be successful in the commercial production of N-type solar cells, selective emitter cells or other new products, which could limit our growth prospects.

We are currently developing process technologies for manufacturing N-type solar cells. The conversion efficiency rate of N-type solar cells may generally be higher than that of P-type solar cells. But there is substantial technical difficulty in manufacturing N-type solar cells on a large scale, such as the problems associated with applying electrical contacts to the silicon materials. Therefore, we believe that to date, only a limited number of manufacturers in the world produce N-type solar cells on a commercial scale.

We may face significant challenges in manufacturing N-type solar cells. Minor deviations in the manufacturing process can cause substantial decreases in yield and cell conversion efficiencies and, in some cases, cause production to be suspended or yield no output. In addition, the silicon wafer required for the manufacture of N-type solar cell is different from that is used for the manufacture of P-type solar cell. We may face difficulty in securing wafer supply for the manufacture of N-type solar cells. If we are unable to commence manufacturing our N-type solar cells on a timely basis, or if we face technological difficulties in cost-efficiently producing our N-type solar cells with the expected performance on a stable level, or if we are unable to secure sufficient raw material supplies or generate sufficient customer demand for our N-type solar cells, our business and prospects may be adversely impacted.

In addition, we are currently developing selective emitter cells. Using our experimental manufacturing line, we have manufactured selective emitter cells with an average conversation efficiency rate of 17.6% on a trial basis, and we expect to commence commercial production in 2007. However, we may face difficulty in the development and commercial production of selective emitter cells or other new products, which may adversely affect our business, results of operations and financial condition.

Our future success substantially depends on our ability to significantly increase both our manufacturing capacity and total output, which exposes us to a number of risks and uncertainties.

We currently have six solar cell manufacturing lines, and we expect to add another six lines by the second quarter of 2008. Our future success depends on our ability to significantly increase both our manufacturing capacity and total output. If we are unable to do so, we may be unable to expand our business, decrease our costs per watt, maintain our competitive position and improve our profitability. Our ability to establish additional manufacturing capacity and increase output is subject to significant risks and uncertainties, including:

•	the need to raise significant additional funds, which we may be unable to obtain on commercially viable terms or at all, to purchase raw materials or to build additional manufacturing facilities;

•	delays and cost overruns as a result of a number of factors, many of which are beyond our control, such as increases in the price of silicon raw materials and problems with equipment vendors;

•	delays or denial of required approvals by relevant government authorities;

•	diversion of significant management attention; and

•	the ability to secure sufficient silicon raw materials to support our expanded manufacturing capacity.

If we are unable to establish or successfully operate additional manufacturing capacity, or if we encounter any of the risks described above, we may be unable to expand our business as planned. Moreover, we cannot assure you that if we do expand our manufacturing capacity as planned, we will be able to generate sufficient customer demand for our solar power products to support our increased production levels.

We may experience difficulty in achieving acceptable yields and product performance as a result of manufacturing problems, which could negatively impact our future revenue.

The technology for the manufacture of solar cells is highly complex, and is continually being modified in an effort to improve yields and product performance. Microscopic impurities such as dust and other contaminants, difficulties in the manufacturing process, or malfunctions of the equipment or facilities used can lower yields, cause quality control problems, interrupt production or result in losses of products in process.

Because our existing manufacturing capabilities are, and our future manufacturing capabilities will likely remain, concentrated in our manufacturing facilities in Nanjing, China, any problem in our facilities may limit our ability to manufacture products. We may encounter problems in our manufacturing facilities as a result of, among other things, production failures, construction delays, human errors, equipment malfunction or process contamination, which could seriously harm our operations. We may also experience floods, droughts, power losses and similar events beyond our control that would affect our facilities. A disruption to any step of the manufacturing process would affect our yields and the performance of our products.

Our business depends substantially on the continuing efforts of our executive officers and key employees, and our business may be severely disrupted if we lose their services.

Our future success depends substantially on the continued services of our executive officers and key employees, especially Mr. Tingxiu Lu, our chairman and chief executive officer, Dr. Jianhua Zhao, our vice chairman, president and chief scientist, Dr. Aihua Wang, our vice president and Dr. Fengming Zhang, our vice president. If one or more of our executive officers or key employees were unable or unwilling to continue in their present positions, we might not be able to replace them easily, timely, or at all. Our business may be severely disrupted, our financial conditions and results of operations may be materially and adversely affected and we may incur additional expenses to recruit, train and retain personnel. If any of our executive officers or key employees joins a competitor or forms a competing company, we may lose customers, suppliers, know-how and key professionals and staff members. Each of our executive officers and key employees has entered into an employment agreement with us, which contains non-competition provisions. However, if any dispute arises between our executive officers and us, these agreements may not be enforceable in China, where these executive officers reside, in light of the uncertainties with China’s legal system. See “—Risks Related to Doing Business in China—Uncertainties with respect to the Chinese legal system could have a material adverse effect on us.”

Our costs and expenses may be greater than those of competitors as a result of entering into fixed-price, prepaid arrangements with our suppliers.

We plan to secure a portion of our supply of silicon raw materials through fixed-price, prepaid supply arrangements with both overseas and domestic suppliers. If the prices of silicon raw materials were to decrease in the future and we were locked into fixed-price, prepaid arrangements, our cost of revenues may be greater than that of our competitors. Additionally, if demand for our solar cells decreases, we may incur costs associated with carrying excess inventory, which may have a material adverse effect on our cash flows. To the extent we would not be able to pass these increased costs and expenses on to our customers, our business, results of operations and financial condition may be materially and adversely affected.

Our dependence on a limited number of customers may cause significant fluctuations or declines in our revenues.

We currently sell a substantial portion of our solar cells to a limited number of customers. In 2006, each of our top three customers contributed over 10% of our net revenues. Sales to these three customers together accounted for approximately 53.1% of our total net revenues in 2006. Sales to our top five customers accounted for 65.6% of our net revenues during the same period. In the fourth quarter of 2006, sales to our top five customers accounted for 86.8% of our net revenues, and sales to our top ten customers accounted for 98.1% of our net revenues.

Sales to our customers are typically made through non-exclusive arrangements. We anticipate that our dependence on a limited number of customers will continue in the foreseeable future. Consequently, any one of the following events may cause material fluctuations or declines in our revenues:

•	reduction, delay or cancellation of orders from one or more of our significant customers;

•	loss of one or more of our significant customers and our failure to identify additional or replacement customers; and

•	failure of any of our significant customers to make timely payment for our products.

If we fail to manage our growth and expansion effectively, our business may be adversely affected.

We have experienced a period of rapid growth and expansion that has placed, and continues to place, significant strain on our management personnel, systems and resources. To accommodate our growth, we anticipate that we will need to implement a variety of new and upgraded operational and financial systems, procedures and controls, including the improvement of our accounting and other internal management systems, all of which require substantial management efforts. We also will need to continue to expand, train, manage and motivate our workforce, manage our customer relationships and manage our relationships with raw material suppliers. All of these endeavors will require substantial management effort and skill and the incurrence of additional expenditures. If we fail to manage our growth effectively, that failure may have a material adverse effect on our business.

Future acquisitions may have an adverse effect on our ability to manage our business.

If we are presented with appropriate opportunities, we may acquire technologies, businesses or assets that are complementary to our business. Future acquisitions would expose us to potential risks, including risks associated with the assimilation of new personnel, unforeseen or hidden liabilities, the diversion of management attention and resources from our existing business and the inability to generate sufficient revenues to offset the costs and expenses of acquisitions. Any difficulties encountered in the acquisition and integration process may have an adverse effect on our ability to manage our business.

We face risks associated with the marketing, distribution and sale of our solar power products internationally, and if we are unable to effectively manage these risks, they could impair our ability to expand our business abroad.

In 2006, we sold approximately 20.3% of our products to customers outside of China. We intend to expand our sales internationally, particularly to customers located in Germany, Korea, Spain, the United Kingdom and the United States. The marketing, distribution and sale of our solar power products in the international markets expose us to a number of risks, including:

•	fluctuations in the currency exchange rates;

•	increased costs associated with maintaining marketing efforts in various countries;

•	difficulty and costs relating to compliance with the different commercial and legal requirements of the overseas markets in which we offer our products;

•	difficulty in engaging and retaining sales personnel who are knowledgeable about, and can function effectively in, overseas markets; and

•	trade barriers such as export requirements, tariffs, taxes and other restrictions and expenses, which could increase the prices of our products and make us less competitive in some countries.

If we are unable to attract, train and retain qualified personnel, our business may be materially and adversely affected.

Our future success depends, to a significant extent, on our ability to attract, train and retain qualified personnel, particularly technical personnel with expertise in the solar power industry. Since our industry is characterized by high demand and intense competition for talent, there can be no assurance that we will be able to attract or retain qualified technical staff or other highly-skilled employees that we will need to achieve our strategic objectives. As we are still a relatively young company and our business has grown rapidly, our ability to train and integrate new employees into our operations may not meet the growing demands of our business. If we are unable to attract and retain qualified personnel, our business may be materially and adversely affected.

We may be exposed to infringement or misappropriation claims by third parties, which, if determined adversely to us, could cause us to pay significant damage awards.

Our success depends largely on our ability to use and develop our technology and know-how without infringing the intellectual property rights of third parties. The validity and scope of claims relating to solar power technology patents involve complex scientific, legal and factual questions and analysis and, therefore, may be highly uncertain. We may be subject to litigation involving claims of patent infringement or violation of other intellectual property rights of third parties. The defense and prosecution of intellectual property suits, patent opposition proceedings and related legal and administrative proceedings can be both costly and time-consuming and may significantly divert the efforts and resources of our technical and management personnel. An adverse determination in any such litigation or proceedings to which we may become a party could subject us to significant liability to third parties, require us to seek licenses from third parties, to pay ongoing royalties, or to redesign our products or subject us to injunctions prohibiting the manufacture and sale of our products or the use of our technologies. Protracted litigation could also result in our customers or potential customers deferring or limiting their purchase or use of our products until resolution of such litigation.

Our failure to protect our intellectual property rights may undermine our competitive position, and litigation to protect our intellectual property rights may be costly.

We rely primarily on trade secrets, patent laws and other contractual restrictions to protect our intellectual property. Nevertheless, these afford only limited protection and the actions we take to protect our intellectual property rights may not be adequate to provide us with meaningful protection or commercial advantage. For example, we have three pending patent applications in China and no issued patent yet. We cannot assure you that our patent applications will be eventually issued with claims sufficiently broad for our business. As a result, third parties may be able to use the technologies that we have developed and compete with us, which could have a material adverse effect on our business, financial condition or operating results.

Furthermore, we have granted NewSouth Innovations Pty Limited, or NewSouth Innovations, a non-exclusive, royalty-free license to use the technology for manufacturing N-type solar cells covered in one of our patent applications in China for internal research purposes, and a right to commercially utilize or sublicense such technology after March 1, 2009, provided that the sublicense to our certain Chinese competitors is only permissible after March 1, 2010. As a result, even if this patent application issues with sufficiently broad claims, we may not be able to block our competitors from using the technology covered by such issued patent after March 1, 2010, which could have a material adverse effect on our business, financial condition or operating results.

In addition, litigation may be necessary to enforce our intellectual property rights. We cannot assure you that the outcome of such potential litigation will be in our favor. Such litigation may be costly and may divert management attention as well as expend our other resources away from our business. In addition, we have no insurance coverage against litigation costs and would have to bear all costs arising from such litigation to the extent we are unable to recover them from other parties. The occurrence of any of the foregoing could have a material adverse effect on our business, results of operations and financial condition.

Changes to existing regulations and policies may present technical, regulatory and economic barriers to the purchase and use of solar power products, which may significantly reduce demand for our products.

The market for electricity generation products is heavily influenced by government regulations and policies concerning the electric utility industry, as well as policies adopted by electric utilities. These regulations and policies often relate to electricity pricing and technical requirements regarding the interconnection between customer-owned electricity generation and the grid. In a number of countries, these regulations and policies are being modified and may continue to be modified. Customer purchases of, or further investment in the research and development of, alternative energy sources, including solar power technology, could be deterred by these regulations and policies, which could result in a significant reduction in the potential demand for our products. For example, without a regulatory mandated exception for solar power systems, utility customers are often charged interconnection or standby fees for putting distributed power generation on the electric utility grid. These fees could increase the cost to customers of using our solar power products and make them less desirable, thereby harming our business, prospects, results of operations and financial condition.

We anticipate that our products and their installation will be subject to oversight and regulation in accordance with national and local regulations relating to building codes, safety, environmental protection, utility interconnection and metering and related matters. It is difficult to track the requirements of individual jurisdictions and to design products that comply with the varying standards. Any new government regulations or utility policies pertaining to our solar power products may result in significant additional expenses to us and, as a result, could cause a significant reduction in demand for our solar power products.

Fluctuations in exchange rates could adversely affect our business.

A major portion of our sales is denominated in Renminbi, with the remainder in U.S. dollars and Euros, while a substantial portion of our costs and expenses is denominated in Renminbi and U.S. dollars, with the remainder in Euros. Fluctuations in exchange rates, particularly among the U.S. dollar, Renminbi and Euro, could affect our net profit margins and could result in foreign exchange losses and operating losses.

We generated net foreign exchange losses of $0.2 million and $1.3 million in 2005 and 2006, respectively. We cannot predict the impact of future exchange rate fluctuations on our results of operations and may incur net foreign exchange losses in the future.

Compliance with environmental regulations can be expensive, and noncompliance with these regulations may result in adverse publicity and potentially significant monetary damages and fines.

As our manufacturing processes generate noise, waste water, gaseous and other industrial wastes, we are required to comply with all national and local regulations regarding protection of the environment. We are in compliance with present environmental protection requirements and have all necessary environmental permits to conduct our business. However, if more stringent regulations are adopted in the future, the costs of compliance with these new regulations could be substantial. We believe that we have all of the permits necessary to conduct our business as it is presently conducted. If we fail to comply with present or future environmental regulations, however, we may be required to pay substantial fines, suspend production or cease operations. We use, generate and discharge toxic, volatile and otherwise hazardous chemicals and wastes in our research and development and manufacturing activities. Any failure by us to control the use of, or to restrict adequately the discharge of, hazardous substances could subject us to potentially significant monetary damages and fines or suspensions in our business operations.

We have limited insurance coverage and may incur losses resulting from product liability claims or business interruptions.

As the insurance industry in China is still in an early stage of development, product liability insurance and business interruption insurance available in China offer limited coverage compared to that offered in many other countries. We do not have any product liability insurance or business interruption insurance. As with other solar power product manufacturers, we are exposed to risks associated with product liability claims if the use of our solar power products results in injury. Since our products generate electricity, it is possible that users could be injured or killed by our products as a result of product malfunctions, defects, improper installation or other causes. We only began commercial shipment of our solar power products in August 2005, and, because of our limited operating history, we cannot predict whether product liability claims will be brought against us in the future or the effect of any resulting negative publicity on our business. The successful assertion of product liability claims against us could result in potentially significant monetary damages and require us to make significant payments. In addition, any business disruption or natural disaster could result in substantial costs and a diversion of resources, which would have an adverse effect on our business and results of operation.

Problems with product quality or product performance may cause us to incur warranty expenses and may damage our market reputation and prevent us from achieving increased sales and market share.

Our products may contain defects that are not detected until after they are shipped or are installed because we cannot test for all possible scenarios. Historically, some of our sales contracts with overseas customers provided for a 10-year warranty for the performance of our solar cells, and in some cases, our solar cell were sold with up to a 20-year warranty. As a result, we bear the risk of extensive warranty claims long after we have sold our products and recognized revenues. We have sold solar cells only since August 2005. Due to the short usage history of our products, we cannot assure you that our assumptions regarding the durability and reliability of our products are reasonable. Our warranty provisions may be inadequate, and we may have to incur substantial expense to repair or replace defective products in the future. Any increase in the defect rate of our products would cause us to increase the amount of our warranty reserves and have a correspondingly negative impact on our operating results. Furthermore, widespread product failures may damage our market reputation, reduce our market share and cause our sales to decline.

There have been historical deficiencies with our internal controls and there remain areas of our internal and disclosure controls that require improvement. If we fail to maintain an effective system of internal controls, we may be unable to accurately report our financial results or prevent fraud, and investor confidence and the market price of our common shares may, therefore, be adversely impacted.

We will be subject to reporting obligations under the U.S. securities laws. Beginning with our annual report on Form 20-F for the fiscal year ending December 31, 2008, we will be required to prepare a management report on our internal controls over financial reporting containing our management’s assessment of the effectiveness of our internal controls over financial reporting. In addition, our independent registered public accounting firm must attest to and report on our management’s assessment of the effectiveness of our internal controls over financial reporting. Our management may conclude that our internal controls over our financial reporting are not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm may still decline to attest to our management’s assessment or may issue a report that is qualified if it is not satisfied with our controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. Our reporting obligations as a public company will place a significant strain on our management, operational and financial resources and systems for the foreseeable future.

When our auditors audited our financial statements as of and for the periods ended December 31, 2004, 2005 and 2006, they identified certain deficiencies in our internal controls, including a material weakness and a number of significant deficiencies. A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the company’s ability to initiate, authorize, record, process, or report external financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the company’s annual or interim financial statements that is more than inconsequential will not be prevented or detected. The material weakness our auditors have identified was that we had insufficient resources in our accounting department to properly identify adjustments, analyze transactions and prepare financial statements in accordance with U.S. GAAP. Significant deficiencies included areas relating to segregation of duties, reconciliations between sub-ledger and the general ledger, management of inventory and fixed assets, recording of construction-in-progress, salary expense recording, transaction balance reconciliations. In addition, our auditors have identified a treasury and cash flow planning deficiency. These deficiencies could adversely affect our ability to record, process, summarize and report financial data consistent with the assertions of management in the financial statements and could negatively affect our ability to comply with the requirements of U.S. GAAP. We have undertaken remedial steps and plan to continue to take additional remedial steps to improve our internal and disclosure controls. We are currently in the process of identifying and hiring one or more individuals capable of handling both U.S. GAAP and financial reporting. In addition, we plan to engage an advisory firm to advise us about complying with requirements of the Sarbanes-Oxley Act of 2002, or SOX, and to hire one individual experienced in handling compliance with the requirements of SOX. However, if we are unable to implement solutions to deficiencies in our existing internal and disclosure controls and procedures, or if we fail to maintain an effective system of internal and disclosure controls in the future we may be unable to accurately report our financial results or prevent fraud and as a result, investor confidence and the market price of our common shares may be adversely impacted.

Our existing shareholders have substantial influence over our company, and their interests may not be aligned with the interests of our other shareholders.

Mr. Tingxiu Lu, our chairman and chief executive officer, currently beneficially owns 21.9% of our outstanding share capital and will beneficially own approximately [•]% of our outstanding share capital upon completion of this offering. Further, most of our bank borrowings are guaranteed by China Electric Equipment Group Co., Ltd. and Jiangsu CEEG Electrical Transmission and Distribution Equipment Co., Ltd., entities controlled by Mr. Lu. As such, Mr. Lu has substantial influence over our business, including decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our ADSs. These actions may be taken even if they are opposed by our other shareholders and holders of our ADSs, including those who purchase our ADSs in this offering.

Risks Related to Doing Business in China

Adverse changes in political and economic policies of the PRC government could have a material adverse effect on the overall economic growth of China, which could reduce the demand for our products and materially and adversely affect our competitive position.

All of our business operations are conducted in China and some of our sales are made in China. Accordingly, our business, financial condition, results of operations and prospects are affected significantly by economic, political and legal developments in China. The Chinese economy differs from the economies of most developed countries in many respects, including:

•	the amount of government involvement;

•	the level of development;

•	the growth rate;

•	the control of foreign exchange; and

•	the allocation of resources.

While the Chinese economy has grown significantly in the past 20 years, the growth has been uneven, both geographically and among various sectors of the economy. The PRC government has implemented various measures to encourage or control economic growth and guide the allocation of resources. Some of these measures benefit the overall Chinese economy, but may also have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations that are applicable to us.

The Chinese economy has been transitioning from a planned economy to a more market-oriented economy. Although in recent years the PRC government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets and the establishment of sound corporate governance in business enterprises, a substantial portion of the productive assets in China is still owned by the PRC government. The continued control of these assets and other aspects of the national economy by the PRC government could materially and adversely affect our business. The PRC government also exercises significant control over Chinese economic growth through the allocation of resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. Efforts by the PRC government to slow the pace of growth of the Chinese economy could result in decreased capital expenditure by solar energy users, which in turn could reduce demand for our products.

Uncertainties with respect to the Chinese legal system could have a material adverse effect on us.

We conduct substantially all of our manufacturing operations through our wholly owned subsidiary, Nanjing PV, a limited liability company established in China. Nanjing PV is generally subject to laws and regulations applicable to foreign investment in China and, in particular, laws applicable to wholly foreign-owned enterprises. The PRC legal system is based on written statutes. Prior court decisions may be cited for reference but have limited precedential value. Since 1979, PRC legislation and regulations have significantly enhanced the protections afforded to various forms of foreign investments in China. However, since these laws and regulations are relatively new and the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involves uncertainties. We cannot predict the effect of future developments in the PRC legal system, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, the preemption of local regulations by national laws, or the overturn of local government’s decisions by the superior government. These uncertainties may limit legal protections available to us. In addition, any litigation in China may be protracted and result in substantial costs and diversion of resources and management attention.

We rely on dividends paid by our subsidiary for our cash needs.

We conduct substantially all of our operations through Nanjing PV. We rely on dividends paid by Nanjing PV for our cash needs, including the funds necessary to pay dividends and other cash distributions to our shareholders, to service any debt we may incur and to pay our operating expenses. The payment of dividends by entities organized in China is subject to limitations. Regulations in the PRC currently permit payment of dividends only out of accumulated profits as determined in accordance with accounting standards and regulations in China. Nanjing PV is also required to set aside at least 10% of its after-tax profit based on PRC accounting standards each year to its general reserves until the accumulative amount of such reserves reach 50% of its registered capital. These reserves are not distributable as cash dividends. Nanjing PV is also required to allocate a portion of its after-tax profits, as determined by its board of directors, to its staff welfare and bonus funds, which may not be distributed to equity owners. In addition, if Nanjing PV incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us.

Fluctuation in the value of the Renminbi may have a material adverse effect on your investment.

The change in value of the Renminbi against the U.S. dollar, Euro and other currencies is affected by, among other things, changes in China’s political and economic conditions. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar. Under the new policy, the Renminbi is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy has resulted in an approximately 6.7% appreciation of Renminbi against the U.S. dollar between July 21, 2005 and March 30, 2007. While the international reaction to the Renminbi revaluation has generally been positive, there remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further and more significant appreciation of the Renminbi against the U.S. dollar. As a portion of our costs and expenses is denominated in Renminbi, the revaluation in July 2005 and potential future revaluation has and could further increase our costs in U.S. dollar terms. For example, to the extent that we need to convert U.S. dollars we receive from this offering into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we receive from the conversion. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us.

Restrictions on currency exchange may limit our ability to receive and use our revenues or financing effectively.

Certain portions of our revenues and expenses are denominated in Renminbi. If our revenues denominated in Renminbi increase or expenses denominated in Renminbi decrease in the future, we may need to convert a portion of our revenues into other currencies to meet our foreign currency obligations, including, among others, payment of dividends declared, if any, in respect of our ordinary shares or ADSs. Under China’s existing foreign exchange regulations, Nanjing PV is able to pay dividends in foreign currencies, without prior approval from the State Administration of Foreign Exchange, or SAFE, by complying with certain procedural requirements. However, we cannot assure you that the PRC government will not take further measures in the future to restrict access to foreign currencies for current account transactions.

Foreign exchange transactions by Nanjing PV under capital accounts continue to be subject to significant foreign exchange controls and require the approval of, or registration with, PRC governmental authorities. In particular, if Nanjing PV borrows foreign currency loans from us or other foreign lenders, these loans must be registered with the SAFE, and if we finance Nanjing PV by means of additional capital contributions using, for instance, proceeds from this offering, these capital contributions must be approved or registered by certain government authorities including the SAFE, the Ministry of Commerce or their local counterparts. These limitations could affect the ability of Nanjing PV to obtain foreign exchange through debt or equity financing, and could affect our business and financial condition.

Our business benefits from certain PRC preferential tax treatments. Expiration of, or changes to, these incentives could have a material adverse effect on our operating results.

The PRC government has provided various incentives to foreign-invested enterprises. Because Nanjing PV is a foreign-invested enterprise engaged in manufacturing businesses and located in Nanjing, which is within a coastal economic zone, it is entitled to a preferential enterprise income tax rate of 24%. As a foreign-invested enterprise engaged in manufacturing businesses, Nanjing PV is also entitled to a two-year exemption from the enterprise income tax for its first two profitable years of operation and to a 50% reduction of its applicable income tax rate for the succeeding three years. On March 16, 2007, the National People’s Congress of China enacted a new tax law, under which foreign invested enterprises and domestic companies would be subject to enterprise income tax at a uniform rate of 25%. There will be a five-year transition period for foreign invested enterprises, during which they are allowed to continue to enjoy their existing preferential tax treatments. Furthermore, the new tax law deems an enterprise established offshore but having its management organ in the PRC as a “resident enterprise” which will be subject to PRC tax on its global income. The term “management organ” has not yet been defined by the PRC government. The new tax law will become effective on January 1, 2008. Currently, we do not believe the new tax law will affect the preferential tax treatments enjoyed by us. However, given that the new tax law is promulgated only recently, its implementation is to be further clarified in practice. If under the later implementing rules, we are treated as a resident enterprise under the new tax law, or the preferential tax treatments enjoyed by us are otherwise affected, our financial condition and results of operations material could be adversely impacted. In addition, our historical operating results may not be indicative of our operating results for future periods as a result of the expiration of the preferential tax treatment we enjoy.

The approval of the Chinese Securities Regulatory Commission may be required in connection with this offering under a recently adopted PRC regulation, and, if required, we cannot currently predict whether we will be able to obtain such approval.

On August 8, 2006, six PRC regulatory agencies, including the Chinese Securities Regulatory Commission, or CSRC, promulgated the Regulation on Mergers and Acquisitions of Domestic Companies by Foreign Investors, which became effective on September 8, 2006. This new regulation, among other things, has certain provisions that purport to require offshore special purpose vehicles, or SPVs, formed for the purpose of acquiring PRC domestic companies and controlled by PRC individuals, to obtain the approval of the CSRC prior to listing their securities on an overseas stock exchange. The application of this new PRC regulation remains unclear with no consensus currently existing among the leading PRC law firms regarding the scope and applicability of the CSRC approval requirement. On September 21, 2006, the CSRC published on its official website a notice specifying the documents and materials that are required to be submitted for obtaining CSRC approval. We believe, based on the advice of King & Wood, although the CSRC generally has jurisdiction over overseas listing of SPVs like us, it is not necessary for us to obtain CSRC approval for this offering given the fact that we have legally completed the acquisition of all the equity interest in Nanjing PV before the new regulation became effective. Since the new regulation has only recently been adopted, there may be some uncertainty as to how this regulation will be interpreted or implemented. If the CSRC or another PRC regulatory agency subsequently determines that the CSRC’s approval is required for this offering, we may face sanctions by the CSRC or another PRC regulatory agency. If this happens, these regulatory agencies may impose fines and penalties on our operations in the PRC, limit our operating privileges in the PRC, delay or restrict the repatriation of the proceeds from this offering into the PRC, restrict or prohibit payment or remittance of dividends by Nanjing PV, or take other actions that could have a material adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ADSs. The CSRC or other PRC regulatory agencies may also take actions requiring us, or making it advisable to us, to halt this offering before settlement and delivery of the ADSs being offered by us.

Recent regulations relating to offshore investment activities by PRC residents may limit our ability to inject capital into our PRC subsidiary, limit our subsidiary’s ability to distribute profits to us, or otherwise adversely affect us.

In October 2005, SAFE issued a regulation entitled “Circular on several issues concerning foreign exchange regulation of corporate finance and roundtrip investments by PRC residents through special purpose companies incorporated overseas,” or Circular No. 75. Circular No. 75 states that if PRC residents use assets or equity interests in their PRC entities as capital contributions to establish offshore companies or inject assets or equity interests of their PRC entities into offshore companies to raise capital overseas, they must register with local SAFE branches with respect to their overseas investments in offshore companies and must also file amendments to their registrations if their offshore companies experience material events involving capital variation, such as changes in share capital, share transfers, mergers and acquisitions, spin-off transactions, long-term equity or debt investments or uses of assets in China to guarantee offshore obligations. Under Circular No. 75, failure to comply with the registration procedures set forth in such regulation may result in restrictions being imposed on the foreign exchange activities of the relevant PRC entity, including the payment of dividends and other distributions to its offshore parent, as well as restrictions on the capital inflow from the offshore entity to the PRC entity. While we believe our shareholders have complied with existing SAFE registration procedures, any future failure by any of our shareholders who is a PRC resident or controlled by a PRC resident to comply with relevant requirements under Circular No. 75 could subject our company to fines or sanctions imposed by the PRC government, including restrictions on Nanjing PV’s ability to pay dividends or make distributions to us and our ability to increase our investment in or provide loans to Nanjing PV.

We face risks related to health epidemics and other outbreaks.

Our business could be adversely affected by the effects of avian flu, SARS or another epidemic or outbreak. China reported a number of cases of SARS in April 2004. In 2005 and 2006, there have been reports on the occurrences of avian flu in various parts of China, including a few confirmed human cases and deaths. Any prolonged recurrence of avian flu, SARS or other adverse public health developments in China may have a material adverse effect on our business operations. These could include our ability to travel or ship our products outside of China as well as temporary closure of our manufacturing facilities. Such closures or travel or shipment restrictions would severely disrupt our business operations and adversely affect our results of operations. We have not adopted any written preventive measures or contingency plans to combat any future outbreak of avian flu, SARS or any other epidemic.

Risks Related to Our ADSs and This Offering

There has been no public market for our ADSs or our ordinary shares prior to this offering, and you may not be able to resell our ADSs at or above the price you paid, or at all.

Prior to this initial public offering, there has been no public market for our ADSs or our ordinary shares underlying the ADSs. Our ADSs are expected to be approved for listing on the Nasdaq Global Market. If an active trading market for our ADSs does not develop after this offering, the market price and liquidity of our ADSs will be materially and adversely affected. The initial public offering price for our ADSs will be determined by negotiations between us and the underwriters and may bear no relationship to the market price for our ADSs after this initial public offering. We cannot assure you that an active trading market for our ADSs will develop or that the market price of our ADSs will not decline below the initial public offering price. If the price at which the ADSs are traded after this offering declines below the initial public offering price, you will experience a decrease in the value of your ADSs regardless of our operating performance or prospects.

The market price for our ADSs may be volatile, which could result in substantial losses to investors.

The market price for our ADSs is likely to be highly volatile and subject to wide fluctuations in response to factors including the following:

•	announcements of technological or competitive developments;

•	regulatory developments in our target markets affecting us, our customers or our competitors;

•	announcements of studies and reports relating to the conversion efficiencies of our products or those of our competitors;

•	actual or anticipated fluctuations in our quarterly operating results;

•	changes in financial estimates by securities research analysts;

•	changes in the economic performance or market valuations of other solar power technology companies;

•	addition or departure of our executive officers and key research personnel;

•	announcements regarding patent litigation or the issuance of patents to us or our competitors;

•	fluctuations in the exchange rates between the U.S. dollar, the Euro and RMB;

•	release or expiry of lock-up or other transfer restrictions on our outstanding ordinary shares or ADSs; and

•	sales or perceived sales of additional ADSs.

In addition, the securities markets have from time to time experienced significant price and volume fluctuations that are not related to the operating performance of particular companies. These market fluctuations may also have a material adverse effect on the market price of our ADSs. In particular, the performance and fluctuation of market prices of other companies with business operations located mainly in China that have listed their securities in the United States may affect the volatility in the price of and trading volumes for our ADSs. The trading performances of these China-based companies’ securities at the time of or after their offerings may affect the overall sentiment toward China-based companies’ securities listed in the United States and consequently may impact the trading performance of our ADSs. Volatility in global capital markets could also have an effect on the market price of our ADS. On February 27, 2007, the Shanghai Stock Exchange’s Composite Index dropped by 8.84%. This was immediately followed by drops in certain international stock exchange benchmarks, including among others the Dow Jones Industrial Average Index in the United States, the Hang Seng Index in Hong Kong and the Nikkei 225 Stock Average in Japan. These broad market and industry factors may significantly affect the market price and volatility of our ADSs, regardless of our actual operating performance.

Because the initial public offering price is substantially higher than our net tangible book value per ADS, you will incur immediate and substantial dilution.

If you purchase ADSs in this offering, you will pay more for your ADSs than the amount paid by our existing shareholders for their shares on a per ADS basis. As a result, you will experience immediate and substantial dilution of approximately $[•] per ADS (assuming no exercise by the underwriters of options to acquire additional ADSs), representing the difference between our net tangible book value per ADS as of December 31, 2006, after giving effect to this offering and the initial public offering price of $[•] per ADS.

Future sales or perceived sales of our ADSs in the public market could cause the price of our ADSs to decline.

Sales of our ADSs in the public market after this offering, or the perception that these sales could occur, could cause the market price of our ADSs to decline. Upon completion of this offering, we will have [•] ADSs outstanding. All ADSs sold in this offering will be freely transferable without restriction or additional registration under the Securities Act of 1933, as amended. The remaining ADSs outstanding after this offering will be available for sale, upon the expiration of the 180-day lock-up period beginning from the date of this prospectus, subject to volume and other restrictions as applicable under Rule 144 and Rule 701 under the Securities Act. Any or all of these shares (other than those held by certain option holders) may be released prior to expiration of the lock-up period at the discretion of the joint lead underwriters. To the extent shares are released before the expiration of the lock-up period and these shares are sold into the market, the market price of our ADSs could decline.

We may be classified as a passive foreign investment company, which could result in adverse U.S. federal income tax consequences to U.S. holders of our ADSs or ordinary shares.

We do not expect to be considered a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes for our current taxable year ending December 31, 2007. However, we must make a separate determination each year as to whether we are a PFIC (after the close of each taxable year). Accordingly, we cannot assure you that we will not be a PFIC for our current taxable year ending December 31, 2007 or any future taxable year. A non-U.S. corporation will be considered a PFIC for any taxable year if either (1) at least 75% of its gross income is passive income or (2) at least 50% of the value of its assets (based on the average of the quarterly values of the assets during the taxable year) is attributable to assets that produce or are held for the production of passive income. The market value of our assets may be determined in large part by the market price of our ADSs and ordinary shares, which is likely to fluctuate after this offering. In addition, the composition of our income and assets will be affected by how, and how quickly, we spend the cash we raise in this offering. If we were treated as a PFIC for any taxable year during which a U.S. person held an ADS or an ordinary share, certain adverse U.S. federal income tax consequences could apply to such U.S. person. See “Taxation—United States Federal Taxation—Passive Foreign Investment Company.”

Your right to participate in any future rights offerings may be limited, which may cause dilution to your holdings and you may not receive cash dividends if it is impractical to make them available to you.

We may from time to time distribute rights to our shareholders, including rights to acquire our securities. However, we cannot make rights available to you in the United States unless we register the rights and the securities to which the rights relate under the Securities Act or an exemption from the registration requirements is available. Also, under the deposit agreement, the depositary bank will not make rights available to you unless the distribution to ADS holders of both the rights and any related securities are either registered under the Securities Act, or exempted from registration under the Securities Act. We are under no obligation to file a registration statement with respect to any such rights or securities or to endeavor to cause such a registration statement to be declared effective. Moreover, we may not be able to establish an exemption from registration under the Securities Act. Accordingly, you may be unable to participate in our rights offerings and may experience dilution in your holdings.

In addition, the depositary of our ADSs has agreed to pay to you the cash dividends or other distributions it or the custodian receives on our ordinary shares or other deposited securities after deducting its fees and expenses. You will receive these distributions in proportion to the number of ordinary shares your ADSs represent. However, the depositary may, at its discretion, decide that it is inequitable or impractical to make a distribution available to any holders of ADSs. For example, the depositary may determine that it is not practicable to distribute certain property through the mail, or that the value of certain distributions may be less than the cost of mailing them. In these cases, the depositary may decide not to distribute such property and you will not receive such distribution.

Anti-takeover provisions in our charter documents may discourage a third party from acquiring us, which could limit our shareholders’ opportunities to sell their shares at a premium.

Our amended and restated memorandum and articles of association, which will become effective immediately upon the closing of this offering, include provisions that could limit the ability of others to acquire control of us, modify our structure or cause us to engage in change-of-control transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of us in a tender offer or similar transaction.

For example, our board of directors will have the authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix the powers and rights of these shares, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our ordinary shares. Preferred shares could thus be issued quickly with terms calculated to delay or prevent a change in control or make removal of management more difficult. In addition, if our board of directors issues preferred shares, the market price of our ordinary shares may fall and the voting and other rights of the holders of our ordinary shares may be adversely affected.

Our articles of association provide for a staggered board, which means that our directors are divided into three classes, with one-third of our board standing for election every year. This means that, with our staggered board, at least two annual shareholders’ meetings, instead of one, are generally required in order to effect a change in a majority of our directors. Our staggered board can discourage proxy contests for the election of our directors and purchases of substantial blocks of our shares by making it more difficult for a potential acquirer to take control of our board in a relatively short period of time.

We are a Cayman Islands company and, because judicial precedent regarding the rights of shareholders is more limited under Cayman Islands law than that under U.S. law, you may have less protection for your rights than you would under U.S. law.

Our corporate affairs are governed by our memorandum and articles of association, the Cayman Islands Companies Law and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as that from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. In addition, some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands.

As a result of all of the above, public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as shareholders of a U.S. public company.

You will have limited ability to bring an action against us or against our directors and officers, or to enforce a judgment against us or them, because we are incorporated in the Cayman Islands, because we conduct a majority of our operations in China and because the majority of our directors and officers reside outside the U.S.

We are incorporated in the Cayman Islands, and conduct substantially all of our operations in China through Nanjing PV, our wholly owned subsidiary established in China. Most of our directors and officers reside outside the United States and substantially all of the assets of those persons are located outside the United States.

As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the Cayman Islands or in China in the event that you believe that your rights have been infringed under the applicable securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

We have not determined a specific use for a portion of the net proceeds from this offering and we may use these proceeds in ways with which you may not agree.

We have not determined a specific use for a portion of the net proceeds of this offering. Our management will have considerable discretion in the application of these proceeds received by us. You will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The voting rights of holders of ADSs are limited in several significant ways by the terms of the deposit agreement.

Holders of our ADSs may only exercise their voting rights with respect to the underlying ordinary shares in accordance with the provisions of the deposit agreement. Upon receipt of voting instructions from a holder of ADSs in the manner set forth in the deposit agreement, the depositary will endeavor to vote the underlying ordinary shares in accordance with these instructions. Under our amended and restated memorandum and articles of association and Cayman Islands law, the minimum notice period required for convening a general meeting is ten days. When a general meeting is convened, you may not receive sufficient notice of a shareholders’ meeting to permit you to withdraw your ordinary shares to allow you to cast your vote with respect to any specific matter at the meeting. In addition, the depositary and its agents may not be able to send voting instructions to you or carry out your voting instructions in a timely manner. We will make all reasonable efforts to cause the depositary to extend voting rights to you in a timely manner, but we cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your shares. Furthermore, the depositary and its agents will not be responsible for any failure to carry out any instructions to vote, for the manner in which any vote is cast or for the effect of any such vote. As a result, you may not be able to exercise your right to vote and you may lack recourse if your ordinary shares are not voted as you requested.

You may be subject to limitations on transfer of your ADSs.

Your ADSs, represented by American depositary receipts, are transferable on the books of the depositary. However, the depositary may close its books at any time or from time to time when it deems expedient in connection with the performance of its duties. The depositary may close its books from time to time for a number of reasons, including in connection with corporate events such as a rights offering, during which time the depositary needs to maintain an exact number of ADS holders on its books for a specified period. The depositary may also close its books in emergencies, and on weekends and public holidays. The depositary may refuse to deliver, transfer or register transfers of our ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary thinks it is necessary or advisable to do so in connection with the performance of its duty under the deposit agreement, including due to any requirement of law or any government or governmental body, or under any provision of the deposit agreement.

We will incur increased costs as a result of being a public company.

As a public company, we will incur a significantly higher level of legal, accounting and other expenses than we did as a private company. In addition, the Sarbanes-Oxley Act of 2002, as well as new rules subsequently implemented by the Securities and Exchange Commission, or the SEC, and the Nasdaq Global Market, have required changes in corporate governance practices of public companies. We expect these new rules and regulations to increase our legal and financial compliance costs and to make some activities more time- consuming and costly. We are currently evaluating and monitoring developments with respect to these new rules, and we cannot predict or estimate the amount of additional costs we may incur or the timing of such costs.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

We make “forward-looking statements” in the “Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business” sections and elsewhere throughout this prospectus. Whenever you read a statement that is not simply a statement of historical fact (such as when we describe what we “believe,” “expect” or “anticipate” will occur, and other similar statements), you must remember that our expectations may not be correct, even though we believe that they are reasonable. We do not guarantee that the transactions and events described in this prospectus will happen as described or that they will happen at all. You should read this prospectus completely and with the understanding that actual future results may be materially different from what we expect. The forward-looking statements made in this prospectus relate only to events as of the date on which the statements are made. We undertake no obligation, beyond that required by law, to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made, even though our situation will change in the future.

Whether actual results will conform with our expectations and predictions is subject to a number of risks and uncertainties, many of which are beyond our control, and reflect future business decisions that are subject to change. Some of the assumptions, future results and levels of performance expressed or implied in the forward-looking statements we make inevitably will not materialize, and unanticipated events may occur which will affect our results. The “Risk Factors” section of this prospectus describes the principal contingencies and uncertainties to which we believe we are subject.

This prospectus also contains data related to the solar power market in several countries, including China. This market data, including market data from Solarbuzz, an independent solar energy research firm, include projections that are based on a number of assumptions. The solar power market may not grow at the rates projected by the market data, or at all. The failure of the market to grow at the projected rates may materially and adversely affect our business and the market price of our ADSs. In addition, the rapidly changing nature of the solar power market subjects any projections or estimates relating to the growth prospects or future condition of our market to significant uncertainties. If any one or more of the assumptions underlying the market data proves to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements.

USE OF PROCEEDS

We estimate that we will receive net proceeds for this offering of approximately $[•] million, after deducting estimated underwriting discounts, commissions and estimated offering expenses payable by us. For the purposes of estimating net proceeds, we are assuming an initial public offering price of $[•] per ADS, the midpoint of the estimated range of the initial public offering price. A $1.00 increase (decrease) in the assumed public offering price of $[•] per ADS would increase (decrease) the net proceeds to us from this offering by $[•] million. We intend to use the net proceeds we receive from this offering for the following purposes:

•	approximately $[•] million to purchase or prepay for raw materials;

•	approximately $[•] million to expand our solar cell manufacturing facilities;

•	approximately $[•] million to expand our research and development efforts; and

•	the remaining amount for other general corporate purposes and for the acquisition of businesses, products and technologies that we believe will complement our existing business.

We have not yet determined all of our anticipated expenditures and therefore cannot estimate the amounts to be used for each of the purposes discussed above. The amounts and timing of any expenditure will vary depending on the amount of cash generated by our operations, competitive and technological developments and the rate of growth, if any, of our business. Accordingly, our management will have significant discretion in the allocation of the net proceeds we will receive for this offering. Depending on future events and other changes in the business climate, we may determine at a later time to use the net proceeds for different purposes.

Pending the use of the net proceeds, we intend to invest the net proceeds in a variety of capital preservation instruments, including short-term, investment-grade, interest-bearing instruments.

CAPITALIZATION

The following table sets forth our capitalization, as of December 31, 2006:

•	on an actual basis; and

•

on an as adjusted basis to give effect to (i) the automatic conversion of all of our outstanding preferred shares into [•] ordinary shares upon completion of this offering and (ii) the issuance and sale of [•] ordinary shares in the form of ADSs by us in this offering, assuming an initial public offering price of $[•] per ADS, the midpoint of the estimated range of the initial public offering price, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, assuming that the underwriters do not exercise their over-allotment option and there is no other change to the number of ADSs sold by us as set forth on the cover page of this prospectus.

You should read this table together with our financial statements and the related notes included elsewhere in this prospectus and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	As of December 31, 2006
	Actual	As Adjusted
	(in thousands)
Long-term borrowings:	$8,674		$8,674
Series A preferred shares, $0.0001 par value, 12,847,300 shares authorized; 12,847,300 shares issued and outstanding	13,228		—
Series B preferred shares, $0.0001 par value, 23,905,100 shares authorized; 23,905,100 shares issued and outstanding	28,502		—
Series C preferred shares, $0.0001 par value, 6,901,000 shares authorized; 6,901,000 shares issued and outstanding	20,056		—
Shareholders’ equity:
Ordinary shares, $0.0001 par value, 463,247,600 shares authorized; 104,544,000 shares issued and outstanding	10		[	•]
Additional paid-in capital(1)	20,145		[	•]
Accumulated deficit	—		[	•]
Other comprehensive income	2,125		2,125

Total shareholders’ equity(1)	22,280		[	•]

Total capitalization(1)	$176,327	$	[•	]

(1)	A $1.00 increase (decrease) in the assumed initial public offering price of $[•] per ADS would increase (decrease) each of additional paid-in capital, total shareholders’ equity and total capitalization by $[•] million.

Pursuant to our current memorandum and articles of association, the conversion ratios used in this prospectus to calculate the number of ordinary shares into which all of our outstanding Series A, Series B and Series C preferred shares will automatically convert upon the completion of this offering are derived in part from the calculation of a 3% annual dividend to which all holders of preferred shares are entitled and are, therefore, based upon the estimated closing date of this offering, which we estimate to be [•]. In the event that the closing date of this offering deviates from that assumed in this prospectus, we will include the adjusted ordinary share number in our final prospectus relating to this offering. For details relating to the 3% annual dividend, see “Related Party Transactions - Issuance and Sale of Preferred Shares.”

DILUTION

If you invest in our ADSs, your interest will be diluted to the extent of the difference between the initial public offering price per ADS and our net tangible book value per ADS after this offering. Dilution results from the fact that the initial public offering price per ordinary share is substantially in excess of the book value per ordinary share attributable to the existing shareholders for our presently outstanding ordinary shares.

Our net tangible book value as of December 31, 2006 was $83.0 million, or $[•] per ordinary share and per ADS. Net tangible book value represents the amount of our total consolidated tangible assets, minus the amount of our total consolidated liabilities. Without taking into account any other changes in such net tangible book value after December 31, 2006, other than to give effect to (i) the automatic conversion of all of our outstanding preferred shares into [•] ordinary shares upon completion of this offering, and (ii) the issuance and sale of [•] ordinary shares in the form of ADSs by us in this offering, at the initial public offering price of $[•] per ADS and after deduction of the underwriting discounts and commissions and estimated offering expenses of this offering payable by us, our adjusted net tangible book value as of December 31, 2006 would have increased to $[•] million or $[•] per ordinary share or $[•] per ADS. This represents an immediate increase in net tangible book value of $[•] per ordinary share or $[•] per ADS, to the existing shareholder and an immediate dilution in net tangible book value of $[•] per ordinary share or $[•] per ADS, to investors purchasing ADSs in this offering. Pursuant to our current memorandum and articles of association, the conversion ratios used in this prospectus to calculate the number of ordinary shares into which all of our outstanding Series A, Series B and Series C preferred shares will automatically convert upon the completion of this offering are derived in part from the calculation of a 3% annual dividend to which all holders of preferred shares are entitled and are, therefore, based upon the estimated closing date of this offering, which we estimate to be [•]. In the event that the closing date of this offering deviates from that assumed in this prospectus, we will include the adjusted ordinary share number in our final prospectus relating to this offering. For details relating to the 3% annual dividend, see “Related Party Transactions - Issuance and Sale of Preferred Shares.” The following table illustrates such per share dilution:

Assumed initial public offering price per ordinary share	$	[	•]
Net tangible book value per ordinary share as of December 31, 2006	$	[	•]
Pro forma net tangible book value per ordinary share after giving effect to the automatic conversion all of our preferred shares	$	[	•]
Pro forma net tangible book value per ordinary share after giving effect to the automatic conversion of all of our preferred shares and to this offering	$	[	•]
Amount of dilution in net tangible book value per ordinary share to new investors in this offering	$	[	•]
Amount of dilution in net tangible book value per ADS to new investors in this offering	$	[	•]

A $1.00 increase (decrease) in the assumed public offering price of $[•] per ADS would increase (decrease) our pro forma net tangible book value after giving effect to the offering by $[•] million, the pro forma net tangible book value per ordinary share and per ADS after giving effect to the automatic conversion of all of our preferred shares and to this offering by $[•] per ordinary share and per ADS and the dilution pro forma net tangible book value per ordinary share and per ADS to new investors in this offering by $[•] per ordinary share and per ADS, assuming no change to the number of ADSs offered by us as set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and other offering expenses. The pro forma information discussed above is illustrative only. Our net tangible book value following the completion of this offering is subject to adjustment based on the actual initial public offering price of our ADSs and other terms of this offering determined at pricing.

The following table summarizes, on a pro forma basis as of December 31, 2006, the differences between existing shareholders and the new investors with respect to the number of ordinary shares (in the form of ADSs or shares) purchased from us, the total consideration paid and the average price per ordinary share and per ADS paid before deducting the underwriting discounts and commissions and estimated offering expenses. The total number of ordinary shares does not include ordinary shares underlying the ADSs issuable upon the exercise of the over-allotment option granted to the underwriters.

	Ordinary Shares Purchased		Total Consideration		Average Price Per Ordinary Share	Average Price Per ADS
	Number	Percent	Amount	Percent
Existing shareholders	[•](1)	[•]%	$[•]	[•]%	$[•]	$[•]
New investors	[•]	[•]	[•]	[•]	[•]	[•]

Total	[•]	[•]%	$[•]	[•]%

(1)	Assumes automatic conversion of all of our outstanding preferred shares into ordinary shares upon completion of this offering.

A $1.00 increase (decrease) in the assumed initial public offering price of $[•] per ADS would increase (decrease) total consideration paid by new investors, total consideration paid by all shareholders and the average price per ADS paid by all shareholders by $[•] million, $[•] million and $[•], respectively, assuming no change in the number of ADSs sold by us as set forth on the cover page of this prospectus and without deducting underwriting discounts and commissions and other offering expenses.

DIVIDEND POLICY

We have never declared or paid any dividends, nor do we have any present plan to pay any cash dividends on our ordinary shares in the foreseeable future. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

We are a holding company incorporated in the Cayman Islands. We rely on dividends paid by our direct and indirect subsidiaries, Sunergy BVI and Nanjing PV, for our cash needs, including the funds necessary to pay dividends to the holders of ADSs. The payment of dividends by entities organized in China is subject to limitations. Regulations in the PRC currently permit payment of dividends only out of accumulated profits as determined in accordance with PRC accounting standards and regulations. Nanjing PV is also required to set aside at least 10% of its after-tax profit based on PRC accounting standards each year to its general reserves until the accumulative amount of such reserves reach 50% of its registered capital. These reserves are not distributable as cash dividends. Nanjing PV is also required to allocate a portion of its after-tax profits, as determined by its board of directors, to its staff welfare and bonus funds, which may not be distributed to equity owners. In addition, if Nanjing PV or Sunergy BVI incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us.

Our board of directors has complete discretion on whether to pay dividends, subject to the approval of our shareholders. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant. Any dividend we declare will be paid to the holders of ADSs, subject to the terms of the deposit agreement, to the same extent as holders of our ordinary shares, subject to the terms of the deposit agreement, including the fees and expenses payable under. See “Description of American Depositary Shares.” Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars.

ENFORCEABILITY OF CIVIL LIABILITIES

We are incorporated in the Cayman Islands to take advantage of certain benefits associated with being a Cayman Islands exempted company, such as political and economic stability, an effective judicial system, a favorable tax system, the absence of exchange control or currency restrictions and the availability of professional and support services. However, certain disadvantages accompany incorporation in the Cayman Islands. These disadvantages include that the Cayman Islands has a less developed body of securities laws as compared to the United States. Additionally, Cayman Islands companies do not have standing to sue before the federal courts of the United States. Our constituent documents do not contain provisions requiring that disputes, including those arising under the securities laws of the United States, between us, our officers, directors and shareholders, be arbitrated.

Substantially all of our current operations are conducted in China, and substantially all of our assets are located in China. A majority of our directors and officers are nationals or residents of jurisdictions other than the United States and a substantial portion of their assets are located outside of the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon us or such persons, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

We have appointed CT Corporation System as our agent to receive service of process with respect to any action brought against us in the United States District Court for the Southern District of New York under the federal securities laws of the United States or of any state in the United States or any action brought against us in the Supreme Court of the State of New York in the County of New York under the securities laws of the State of New York.

Conyers Dill & Pearman, our counsel as to Cayman Islands law, and King & Wood, our counsel as to PRC law, have advised us, respectively, that there is uncertainty as to whether the courts of the Cayman Islands and China, respectively, would:

•

recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; or

•	entertain original actions brought in each respective jurisdiction against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

Conyers Dill & Pearman has further advised us that a final and conclusive judgment in the federal or state courts of the United States under which a sum of money is payable, other than a sum payable in respect of taxes, fines, penalties or similar charges, may be subject to enforcement proceedings as debt in the courts of the Cayman Islands under the common law doctrine of obligation. Civil liability provisions of the U.S. federal and state securities law permit punitive damages against us; however, according to Conyers Dill & Pearman, the Cayman Island courts would not recognize or enforce judgments against us to the extent the judgment is punitive or penal. It is uncertain as to whether a judgment obtained from the U.S. courts under civil liability provisions of the securities law would be determined by the Cayman Islands courts as penal or punitive in nature. Such a determination has yet to be made by any Cayman Islands court.

King & Wood has advised us further that the recognition and enforcement of foreign judgments are provided for under PRC Civil Procedures Law. Courts in China may recognize and enforce foreign judgments in accordance with the requirements of PRC Civil Procedures Law based on treaties between China and the country where the judgment is made or on reciprocity between jurisdictions. As there is currently no treaty or other agreement of reciprocity between China and the United States governing the recognition of judgment, there is uncertainty as to whether the a PRC court would enforce a judgment rendered by a court in the United States.

RECENT DEVELOPMENTS

The following is a summary of our selected unaudited consolidated financial results for the three months ended March 31, 2007. Results for the first quarter of 2007 may not be indicative of our full year results of 2007 or future quarterly periods. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus for information regarding trends and other factors that may influence our results of operations and for recent quarterly operating results.

Net revenues were $58.2 million, and cost of revenues were $48.6 million. As a result, gross profit was $9.6 million, and gross margin was 16.6%. Total operating expenses were $3.1 million, including $0.1 million of share-based compensation expenses in connection with the grants of shares options to certain employees. As a result of the foregoing, our net income was $5.4 million.

As of March 31, 2007, we had $45.5 million in cash and cash equivalents and $113.3 million in outstanding borrowings. As of March 31, 2007, our accounts receivable were $29.6 million, of which 63.0% was attributable to our top three customers for the three months ended March 31, 2007. Our advances to suppliers were $50.0 million.

Please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations —Overview” for a description of the most significant factors that we believe affect our financial performance and results of operations. Specifically, during the three months ended March 31, 2007:

•

we shipped 18.3 MW of solar cells, among which, 17.0 MW were sold with an average selling price of $2.95, and $1.3 MW were shipped under our original equipment manufacturing arrangement with a customer. Our sales volumes and selling prices decreased, compared to the prior three months ended December 31, 2006, primarily due to the seasonality of demand for solar power products and the decreases of the demand for solar cells and market prices of solar cells after the solar cell market prices reached, in the third quarter of 2006, a peak over recent years. Our cost of revenues decreased correspondingly;

•

as part of our working capital management, we reduced our inventory level by selling silicon raw materials, and generated US$ 7.1 million of net revenue from such sales in the three months ended March 31, 2007. This was a one-time arrangement and we do not expect to engage in additional such sales in the near future; and

•	our advances to suppliers increased, primarily due to our increased advance payments to silicon raw material suppliers under long-term contracts and framework agreements.

SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA

Our operating subsidiary, Nanjing PV, was incorporated in August 2004. Our holding company incorporated in the British Virgin Islands, Sunergy BVI, acquired all of the equity interests in Nanjing PV in April 2006 through a series of transactions that have been accounted for as a legal reorganization. In anticipation of our initial public offering, we incorporated China Sunergy Co., Ltd., or Sunergy, in the Cayman Islands as a listing vehicle on August 4, 2006. Sunergy became our ultimate holding company upon its issuance of shares to the existing shareholders of Sunergy BVI on August 30, 2006 in exchange for all shares of equivalent classes that these shareholders previously held in Sunergy BVI, and Sunergy BVI became our wholly owned subsidiary. We conduct substantially all of our operations through Nanjing PV.

The following selected consolidated statement of operations data for the period August 2 (date of inception) to December 31, 2004, the years ended December 31, 2005 and 2006, and the selected consolidated balance sheet data as of December 31, 2004, 2005 and 2006 have been derived from our audited financial statements included elsewhere in this prospectus. You should read the summary consolidated financial data in conjunction with those financial statements and the accompanying notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Our consolidated financial statements are prepared and presented in accordance with United States generally accepted accounting principles, or U.S. GAAP. Our historical results do not necessarily indicate our results expected for any future periods.

	For the Period August 2 (date of inception) to December 31, 2004		For the Year Ended December 31,
			2005	2006
	(in thousands except share, per share and operating data and percentages)
Consolidated Statement of Operations Data
Net revenues	—		$13,750	$149,521
Cost of revenues	—		(11,796)	(122,889)

Gross profit	—		1,954	26,632

Operating expenses:
Selling expenses	—		(38)	(1,014)
General and administrative expenses	$(953	)(1)	(1,584)	(9,901	)(2)
Research and development expenses	—		(49)	(546)

Total operating expenses	(953	)(1)	(1,671)	(11,461	)(2)

(Loss) income from operations	(953)		283	15,171
Interest expense	(6)		(620)	(3,002)
Interest income (expense), net	—		113	420
Other income	—		(163)	(845)

(Loss) income before income taxes	(959)		(387)	11,744
Tax benefit	—		80	70

Net (loss) income	(959)		(307)	11,814
Dividend on Series A redeemable convertible preferred shares	—		—	(13,377	)(3)
Dividend on Series B redeemable convertible preferred shares	—		—	(28,552	)(4)
Dividend on Series C redeemable convertible preferred shares	—		—	(7,097	)(5)

Net loss attributable to holders of ordinary shares	$(959)		$(307)	$(37,212)

	For the Period August 2 (date of inception) to December 31, 2004	For the Year Ended December 31,
		2005	2006
	(in thousands except share, per share and operating data and percentages)
Net loss per share
-Basic	$(0.01)	$(0.00)	$(0.36)
-Diluted	(0.01)	(0.00)	(0.36)
Shares used in computation
-Basic	108,000,000	108,000,000	103,583,178
-Diluted	108,000,000	108,000,000	103,583,178
Pro forma net income per share(6):
-Basic	—	—	$0.09
-Diluted	—	—	$0.09
Shares used in pro forma computation
Basic	—	—	129,749,993
Diluted	—	—	129,749,993

Other Consolidated Financial Data

Gross margin	—	14.2%	17.8%

Operating Data
Solar cells sold (in MW)	—	4.4	46.4
Average selling price (in $ per watt)	—	$3.10	3.22

(1)	Included a non-cash charge of $0.8 million relating to forgiveness of shareholder receivables from certain of our directors and executive officers.
(2)	Included a non-cash charge of $3.7 million relating to the excess distribution to our president and a non-cash charge of $0.5 million relating to forgiveness of receivables from certain of our directors and executive officers.
(3)	Included a one-time beneficial conversion feature of $13,110,400.
(4)	Included a one-time beneficial conversion feature of $27,999,948.
(5)	Included a one time beneficial conversion feature of $6,941,170.
(6)	The number of shares used in computation is the weighted-average number of ordinary shares outstanding for the period plus the weighted average number of ordinary shares resulting from the automatic conversion of all of our outstanding redeemable convertible preferred shares upon completion of this offering.

	As of December 31,
	2004	2005	2006
	(in thousands)
Consolidated Balance Sheet Data
Cash and cash equivalents	$1,032	$2,765	$14,750
Restricted cash	2,016	21,959	4,952
Inventories	30	6,647	44,331
Accounts receivable, net	—	1,705	43,048
Advances to suppliers	—	17,408	26,281
Amounts due from related parties	2,256	14,104	1,976
Total current assets	5,346	64,870	136,421
Property, plant and equipment, net	2,290	13,414	38,730
Total assets	$8,602	$79,307	$176,327
Short-term borrowings	—	$21,685	$69,263
Accounts payable	$721	3,216	11,845
Advances from customers	—	11,132	950
Amounts due to related parties	2,335	28,437	4
Total current liabilities	3,114	65,393	92,104
Long-term borrowings	1,812	8,674	—
Series A redeemable convertible preferred shares	—	—	13,228
Series B redeemable convertible preferred shares	—	—	28,502
Series C redeemable convertible preferred shares	—	—	20,056
Additional paid-in capital	9,450	9,450	20,145
Subscription receivable	(5,298)	(3,052)	—
Total shareholders’ equity	3,193	5,240	22,280
Total liabilities, mezzanine equity and shareholders’ equity	$8,602	$79,307	$176,327

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL

CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with the section entitled “Selected Consolidated Financial and Operating Data” and our consolidated financial statements and the related notes included elsewhere in this prospectus. The discussion in the section contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” and elsewhere in this prospectus.

Overview

We are a leading manufacturer of solar cell products in China as measured by production capacity. We sell our solar cell products mostly to module manufacturers and, to a lesser extent, to system integrators, who assemble our cells into solar modules and solar power systems for use in various markets. We commenced business operations in August 2004 through Nanjing PV, a limited liability company established in China. Our holding company incorporated in the British Virgin Islands, Sunergy BVI, acquired all of the equity interests in Nanjing PV in April 2006 through a series of transactions that have been accounted for as a legal reorganization. In anticipation of our initial public offering, we incorporated Sunergy in the Cayman Islands as a listing vehicle on August 4, 2006. Sunergy acquired all of the equity interests in Sunergy BVI upon its issuance of shares to the existing shareholders of Sunergy BVI on August 30, 2006 in exchange for all shares of equivalent classes that these shareholders previously held in Sunergy BVI, and Sunergy BVI became our wholly owned subsidiary. We conduct substantially all of our operations through Nanjing PV.

Our management’s operational expertise and execution capability, coupled with our strong research and development capabilities, have allowed us to rapidly install our solar cell manufacturing lines and expand our manufacturing capacity. As of December 2006, we had six solar cell manufacturing lines with an aggregate production capacity of 192 MW per year, assuming the use of 156-millimeter monocrystalline silicon wafers. We plan to increase our aggregate production capacity of solar cells to approximately 390 MW per year by the second quarter of 2008, with twelve manufacturing lines in total, four of which will be capable of producing both P-type and N-type solar cells. Our research and development efforts focus on continually enhancing our solar cell conversion efficiencies, which measure the ability of solar power products to convert sunlight into electricity, and improving our manufacturing operations. We are currently developing selective emitter cells, an improved version of the P-type solar cells that most solar cell manufacturers produce. Using our experimental manufacturing line, we have manufactured selective emitter cells with an average conversion efficiency rate of 17.6% on a trial basis, and we expect to commence commercial production in 2007. In addition, we are focusing on the development of advanced process technologies for manufacturing new products, such as N-type solar cells, which generally have higher conversion efficiencies than those of P-type solar cells. We also plan to develop passivated emitter and rear cells in the future.

We have experienced significant sales and revenue growth since we began commercial shipment of our solar cell products in August 2005. We sold 4.4 MW and 46.4 MW of solar cells in 2005 and 2006, respectively. Our net revenues increased from $13.7 million in 2005 to $149.5 million in 2006. We turned a net loss of $0.3 million in 2005 into a net income of $11.8 million in 2006.

We operate and manage our business as a single segment.

The most significant factors that affect our financial performance and results of operations are:

•	industry demand;

•	availability, price and quality of silicon raw materials;

•	manufacturing capacity;

•	pricing of our solar cells;

•	pace of advancement in process technologies; and

•	seasonality of our operations.

Industry Demand

Our business and revenue growth have been primarily driven by the growing industry demand and our ability to attract new customers and expand our manufacturing capacity at the same time. The solar power market has grown rapidly in the past several years. According to Solarbuzz, the global solar power market, as measured by annual solar power system installed capacities, increased from 427 MW in 2002 to 1,744 MW in 2006, representing a CAGR of 42%. Under the lowest of three different projections, Solarbuzz expects that annual solar power system installed capacities will further increase to 4,177 MW in 2011. Solar power industry revenues are expected to increase from $10.6 billion in 2006 to $18.6 billion in 2011, representing a CAGR of 12%. We believe that growth in the near term will be constrained by the current shortage of silicon raw materials, but is expected to accelerate after 2007.

We believe that the following factors will continue to drive the growth of the solar power industry:

•	government incentives for solar power;

•	growing demand for electricity, supply constraints and desire for energy security; and

•	growing awareness of the advantages of solar power.

Availability, Price and Quality of Silicon Raw Materials

Silicon wafers are the most important raw material from which our solar cells are made. To manufacture silicon wafers, polysilicon is melted and processed into crystalline silicon ingots, which are then sliced into wafers. There is currently an industry-wide shortage of polysilicon due to the growing demand for solar power products. According to Solarbuzz, the average long-term supply contract price of polysilicon increased from approximately $35-$40 per kilogram in 2005 to $50-$55 per kilogram in 2006, and is expected to increase to $60-$65 per kilogram in 2007. In addition, spot prices for polysilicon were, in some cases, as high as $300 per kilogram in 2006. Increases in the price of polysilicon have resulted in the increases in the price of silicon wafers. Our monthly average purchase price of 125-millimeter monocrystalline wafer rose by approximately 14.2% from January 2006 to September 2006. However, according to Solarbuzz, within the overall upward price trend, the scope for continued price increases had diminished by the end of 2006. By the first quarter of 2007, the wafer prices decreased, in some cases, by up to 5%. We believe that the average price of polysilicon and silicon wafers will remain at historically high levels or even increase in the foreseeable future until a significant portion of polysilicon manufacturing capacity currently under construction becomes available.

We purchase silicon wafers from wafer manufacturers and trading companies. To address the current shortage of silicon wafers, we also procure polysilicon, silicon ingots and other silicon-based raw materials from various suppliers, and outsource the production of silicon wafers from these raw materials under toll manufacturing arrangements with third parties. Toll manufacturing is a type of contract manufacturing frequently used in the solar power industry, in which part of the manufacturing process is outsourced to qualified third parties, or toll manufacturers. We also secure silicon wafers from some of our customers, and sell solar cells to them in return. As of the date of this prospectus, we have entered into contracts and framework agreements for sufficient silicon raw material supplies to support our planned production of approximately 110 MW of solar cells in 2007, and we have also entered into contracts and framework agreements for silicon raw material supplies to support approximately 75% of our planned production capacity of approximately 210 MW of solar cells in 2008. To hedge against future fluctuations of silicon raw material prices, the pricing terms under our framework agreements are to be further negotiated. However, our procurement efforts may not ensure a continuously adequate supply of silicon raw materials at commercially viable prices to meet our solar cell production requirements. See “Risk Factors—Risks Related to Our Company and Our Industry—The current industry-wide shortage of silicon raw materials may constrain our revenue growth and decrease our gross margins and profitability.” In addition, partly as a result of the industry-wide shortage, we have, from time to time, faced a shortage of silicon raw materials and experienced late delivery from suppliers and have purchased silicon raw materials of lower grade quality that have resulted in lower conversion efficiency and reduced revenues.

The procurement costs of silicon raw materials have accounted for a substantial majority of our cost of revenues since we began our commercial production of solar cells in August 2005. Increases in the price of silicon raw materials have previously increased our production costs and may continue to impact our cost of revenues and net income. Historically, we were generally able to absorb such increases in the silicon raw material costs, to a large extent, by increasing the selling prices of our solar cells, and to a lesser extent, by improving our process technologies and enhancing our economies of scale. Our gross margin increased from 14.2% in 2005 to 17.8% in 2006. However, we cannot ensure we will be able to improve or maintain our gross margin in the future.

Given the current state of the industry, suppliers of silicon raw materials typically require customers to make payments in advance of shipment. Our suppliers generally require us to make a prepayment at a certain percentage of the order value prior to shipping. As a result, our purchases of silicon raw materials have required us to make significant working capital commitments. Although our suppliers have generally reduced the prepayment requirements from the third quarter of 2006, we still anticipate substantial working capital requirements for raw material procurement, and we are required to manage our borrowings and equity contributions to support our raw material purchases.

The silicon wafers required for the manufacture of N-type solar cells are different from those which are used for the manufacture of P-type solar cells. We are currently in the process of securing supply of the wafers to be required for our manufacture of N-type solar cells for the foreseeable future. We cannot assure you that we will be able to obtain adequate supply of such wafers.

Manufacturing Capacity

In order to capture the market opportunity for our solar cell products, we have expanded, and plan to continue to expand, our manufacturing capacity. Increased capacity has had and could continue to have a significant effect on our results of operations, by allowing us to produce and sell more solar cell products generating higher revenues, and by lowering our manufacturing costs resulting from economies of scale. In June 2005, we completed our first solar cell manufacturing line with a manufacturing capacity of 32 MW per year, and we started generating revenues from the first line in August 2005. We completed our second to sixth solar cell manufacturing lines and started generating revenues from these lines in 2006. We sold 4.4 MW and 46.4 MW of solar cells in 2005 and 2006, respectively. Our net revenues in 2006 amounted to $149.5 million, compared to $13.7 million in 2005.

As of December 2006, we had six solar cell manufacturing lines with an aggregate manufacturing capacity of 192 MW per year, assuming the use of 156-millimeter monocrystalline silicon wafers. To capture the expected growth in the industry demand, we are in the process of further expanding our manufacturing capacity of solar cells to approximately 390 MW per year by the second quarter of 2008, with twelve manufacturing lines in total, one-third of which will be capable of producing both P-type and N-type solar cells.

Pricing of our Solar Cells

Solar cells are priced based on the number of watts of electricity they can generate. Pricing per watt of solar cells is principally affected by manufacturing costs, including the cost of silicon wafers, and the overall demand. Increased economies of scale and process technologies advancements in the past resulted in a steady reduction in manufacturing costs and the price per watt of solar cells. However, since 2004, price per watt of solar cells began rising gradually due to rapid demand growth worldwide and the resulting shortages of silicon raw materials. For example, according to Solarbuzz, monocrystalline silicon cell prices rose by approximately 10% from the first quarter of 2006 to the first quarter of 2007. According to Solarbuzz, after the prices of solar cells reached a peak over recent years in the third quarter of 2006, the prices decreased by around 2 to 5% in early 2007.

We determine the power output of our solar cells based on their size and measured conversion efficiencies. We determine the price per watt of our solar cells based on the prevailing market prices when we enter into sales contracts with our customers or when our customers place purchase orders with us, taking into account the size of the contract or the purchase order, the strength, history and prospects of our relationship with the customer and our costs. The average selling prices of our solar cells were $3.10 per watt and $3.22 per watt in 2005 and 2006, respectively. The average selling price of our solar cells was $2.95 in the first quarter of 2007.

Historically, we made a substantial portion of our sales under contracts with a term longer than six months. In the first half of 2006, we were locked into fixed prices under some sales contracts we had entered into with various customers at the end of 2005 and the beginning of 2006, prior to the increase of the market price for solar cells. Since August 2006, after price renegotiations, we have increased the price of our solar cells in line with the then prevailing market price.

Depending on their credit history with us, we may grant our large customers credit terms of one to three months. With respect to the other customers, we typically request full payment before or upon shipment.

Pace of Advancement in Process Technologies

Our cell products are priced based on the number of watts of electricity they can generate. Process technologies advancement is important because it helps increase conversion efficiencies of solar cells, thereby generating higher revenues per solar cell, and helps reduce the manufacturing cost of solar cells per watt. As a result, solar cell manufacturers, ourselves included, are continuously developing advanced process technologies for large-scale manufacturing.

We are currently developing selective emitter cells, an improved version of the P-type solar cells that most solar cell manufacturers produce. Using our experimental manufacturing line, we have manufactured selective emitter cells with an average conversion efficiency rate of 17.6% on a trial basis, and we expect to commence commercial production in 2007. In addition, we are focusing on the development of advanced process technologies for manufacturing new products, such as N-type solar cells, which generally have higher conversion efficiencies than those of P-type solar cells.

Process technologies advancement has improved our manufacturing productivity and reduced our per unit raw material usage. Our research and development efforts have enabled us to manufacture our solar cells on wafers as thin as 200 microns, compared to 280 microns in August 2005. In the second half of 2006, we also reduced our breakage ratio, and thus lowered the cost per watt of our products.

Seasonality of Our Operations

We believe that industry demand for solar power products may be affected by seasonality. Demand tends to be lower during the winter season from December to February, primarily because of adverse weather conditions in certain regions, which complicate the installation of solar power systems. Furthermore, as there are less working days for our China-based customers during Chinese new year holidays, usually January or February, our sales volumes and revenues tend to be lower during these periods. In addition, the prices of silicon raw materials also tend to decrease during such periods.

Overview of Financial Results

We evaluate our business using a variety of key financial measures.

Net Revenues

Our net revenues are net of value-added tax. Factors affecting our net revenues include average selling price per watt, unit volume shipped and product demand for our solar cells.

We began commercial shipment of solar cells in August 2005. Due to our limited output, we sold solar cells to a small number of customers in 2005. With the increase of our output, we have broadened our geographic presence and our customer base in 2006. In 2005 and 2006, customers accounting for 10% or more of our total net sales accounted for approximately 60.5% and 53.1% of our total net revenues, respectively.

The following table sets forth by region our total net revenues derived from sales of our products for the periods indicated:

	Year Ended December 31,
	2005		2006
	(in thousands, except percentages)
Europe:
— Germany	$173	1.2%	$15	—
— Italy	—	—	12,235	8.2%
— Netherlands	7	0.1	8,957	6.0
— Others	—	—	175	0.1

Europe Total	180	1.3	21,382	14.3
PRC	13,487	98.1	119,238	79.7
South Africa	6	—	3,712	2.5
Others	77	0.6	5,189	3.5

Total net revenues	$13,750	100.0%	$149,521	100.0%

Cost of Revenues and Operating Expenses

The following table sets forth our cost of revenues and our operating expenses as a percentage of our total net revenues for the periods indicated.

	Year Ended December 31,
	2005	2006
Cost of revenues	85.8%	82.2%
Operating expenses:
Selling expenses	0.3	0.7
General and administrative expenses	11.5	6.6
Research and development expenses	0.4	0.4

Total operating expenses	12.2%	7.7%

Since we began commercial shipment of solar cells in August 2005, our cost of revenues has stayed relatively flat and later decreased as a percentage of our total net revenues as we have been able to offset increases in silicon raw material costs, to a large extent, by increasing the prices of our solar cells, and to a lesser extent, by improving our process technologies and enhancing our economies of scale.

Our operating expenses include general and administrative expenses, selling expenses and research and development expenses. In November 2004, Nanjing PV amended its articles of association to effectively reduce the cash contribution requirement of certain of its shareholders, who were also our directors and officers. We accounted this as forgiveness of shareholder receivables from certain shareholders of Nanjing PV and recorded a non-cash compensation charge of approximately $0.8 million. Furthermore, in March 2006, two shareholders of Nanjing PV transferred 10% equity interest in Nanjing PV to Nanjing PV’s other shareholders, who were also our directors and employees, and we accounted these transactions as a non-pro rata dividend distribution to the transferees. As a result, we recorded a non-cash compensation charge of approximately $3.7 million, equal to the fair value of the interest a transferee, Dr. Jianhua Zhao, our president, received in excess of what he would have received had the distribution been made on a pro rata basis. In March 2006, Nanjing PV also amended its articles of association to effectively reduce the cash contribution requirements on certain of its shareholders, who were also our directors and executive officers. We accounted this as forgiveness of shareholder receivables from certain shareholders of Nanjing PV and recorded a non-cash compensation charge of approximately $0.5 million. In the fourth quarter of 2006, we also recorded share-based compensation expenses of $0.1 million in connection with the grants of share options to certain employees.

We expect our cost of revenues and total operating expenses as a percentage of our total net revenues to decline in the future periods as we continue to focus on improving our process technologies and operating efficiency and expanding our manufacturing capacity to achieve greater economies of scale in our businesses. However, our ability to achieve these goals is subject to significant uncertainties, and our costs and expenses may not decline as a percentage of our net revenues.

Cost of Revenues

Our cost of revenues consists primarily of:

•

Direct raw materials.  Silicon raw materials comprise a substantial majority of our cost of revenues. We expect our expenditures for silicon raw materials will continue to increase due to increases in the quantity of silicon raw materials we will need following the expansion of our manufacturing capacity. In addition to silicon raw materials, direct raw materials involved in our production also include metallic paste and chemicals.

•

Direct labor.  Direct labor costs include salaries and benefits for manufacturing personnel. We expect direct labor costs to increase as we hire additional manufacturing personnel following the expansion of our manufacturing capacity.

•	Overhead. Overhead costs include maintenance, utilities such as electricity and water used in manufacturing, and other support expenses associated with the manufacturing.

•

Depreciation and amortization of manufacturing facilities and equipment.  Due to our capacity expansion, our depreciation and amortization expenses have increased. We expect depreciation to increase in absolute terms in the future as we continue to expand our manufacturing capacity.

•

Warranty costs.  With respect to sales made with contractual warranty provisions, we accrue 0.5% of our net revenues as warranty costs at the time revenue is recognized. Our sales contracts concluded after March 2006 do not contain warranty provisions, which we believe is in line with the practice of other solar cell manufacturers in China. We do not expect to enter into solar cell sales contracts with warranty provisions in the future. We still accrue warranty costs for deliveries of solar cells under the contracts concluded before March 2006.

•	Shipping and handling costs. Cost of revenues also includes shipping and handling costs of products sold to customers.

General and Administrative Expenses

General and administrative expenses consist primarily of salaries and benefits for our administrative and finance and human resources personnel, depreciation of equipment used for administrative purposes, expenses associated with our administrative offices as well as staff welfare and bonus funds. Pursuant to PRC law, our board of directors has the discretion to allocate a portion of our after-tax profit to staff welfare and bonus funds, which may not be distributed to equity owners.

General and administrative expenses account for the largest part of our operating expenses. Since 2004, our general and administrative expenses increased due to higher salaries, benefits, depreciation and other administrative costs we have incurred as a result of the expansion of our manufacturing capacity and output. In the fourth quarter of 2006, we also recorded share-based compensation expenses of $0.1 million in connection with the grants of share options to certain employees. We expect our general and administrative expenses to increase as we hire additional personnel and incur expenses to support our operations as a public company, including compliance-related costs.

Selling Expenses

Selling expenses consist primarily of post-sale service expenses, sales employee salaries, travel and entertainment expenses, freight expenses, and other sales and marketing expenses.

We expect that our selling expenses will increase in absolute terms in the near term as we increase our sales efforts, hire additional sales personnel, develop new markets and initiate additional marketing programs to establish our brand name.

Research and Development Expenses

Research and development expenses consist primarily of salaries and benefits for research and development personnel. Since the third quarter of 2006, our research and development expenses have also included costs of raw materials used in our research and development activities, and prototype costs and depreciation of equipment related to the design, development, testing and enhancement of our products and manufacturing processes. We expect our research and development expenses to increase as we have established a dedicated research and development center in the second half of 2006 and as we plan to hire additional personnel for the research and development of our process technologies.

Share-based Compensation Expenses

In October and November 2006, we entered into individual option agreements pursuant to our 2006 share incentive plan. Under these option agreements, we have reserved 1,907,300 ordinary shares as of the date of this prospectus for issuance. See “Management—Share Incentive Plan.” Change in the amount of share-based compensation will primarily affect our general and administrative expenses, reported net income and earnings per share.

Under Statement of Financial Accounting Standard No. 123R, “Share-Based Payment”, or SFAS No. 123R, which became effective on January 1, 2006, we are required to recognize share-based compensation as compensation expense in our statement of operations based on the fair value of equity awards on the grant date, with the compensation expense recognized over the period in which the recipient is required to provide service in exchange for the award (usually the vesting period). This statement also requires us to adopt a fair value-based method of measuring the compensation expense related to share-based compensation. For options granted to employees, we record share-based compensation expenses for the fair value of the options at the grant date. We recognize such share-based compensation expenses over the vesting period of the options.

The determination of fair value of equity awards such as options requires making complex and subjective judgments about the projected financial and operating results of the subject company. It also requires making certain assumptions such as cost of capital, general market and macroeconomic conditions, industry trends, comparable companies, share price volatility of the subject company, expected lives of options and discount rates. These assumptions are inherently uncertain. Changes in these assumptions could significantly affect the amount of employee share-based compensation expense we recognize in our consolidated financial statements.

We are responsible for estimating the fair value of the options granted by us. When estimating the fair value of our ordinary shares, our management has considered a number of factors, including the results of a third-party appraisal, while taking into account standard valuation methods and the achievement of certain events. We engaged Sallmanns (Far East) Limited, an independent appraiser, to assess the fair value of our ordinary shares as of September 30, 2006 on a retrospective basis. With respect to the options granted in October and November 2006, we have applied this valuation determined by the independent appraiser due to the proximity of the grant dates and the valuation base date.

Determining the fair value of our ordinary shares requires making complex and subjective judgments regarding projected financial and operating results, our unique business risks, the liquidity of our shares and our operating history and prospects at the time of grant. The assumptions used in deriving the fair value of our ordinary shares include: i) there will be no material change in the existing political, legal, technological, fiscal or economic condition of China that may adversely affect our business; ii) the contracts and agreements we entered into will be honored; and iii) our competitive advantages and disadvantages do not change significantly during the period under consideration. These assumptions are inherently uncertain. If different assumptions were used, our share-based compensation expenses, net income and income per share could have been significantly different.

The independent appraiser used the income approach and market approach to determine the fair value of our ordinary shares. In the income approach, the value depends on the present worth of future economic benefits to be derived from our projected sales income. Indications of value are developed by discounting projected future net cash flows available for payment of shareholders’ interest to their present worth at a discount rate that reflects a number of factors, including the current cost of financing and the risk considered inherent in the business. A discount rate represents an estimate of the rate of return required by a third party investor for an investment of this type. The rate of return expected from an investment by an investor relates to perceived risk of the investment. The calculation of the discount rate is based on the Capital Asset Pricing Model, which takes into account the risk free rates, beta of selected comparable solar cell companies, market returns in Germany, the U.S. and Taiwan, and our company specific risk, including business risk, small size risk and country risk. For this method, the independent appraiser used a discount rate of 19.5%.

Because the interest in the equity value of our company includes both preferred shares and ordinary shares, the fair value of the equity interest is allocated to preferred shares and ordinary shares using the option-pricing method. Under the option-pricing method, the independent appraiser treats ordinary shares and preferred shares as call options on our company’s value, with exercise prices based on the value of the liquidation preference of the preferred shares. Because a call option is used, the Black-Scholes model, which is commonly adopted in the option-pricing method, is applied to price the call option. The independent appraiser considered various terms of the preferred shares and ordinary shares, including the level of seniority, dividend policy, conversion ratios, and cash allocation upon liquidation of the enterprise in the option-pricing method.

In the market approach, indications of the fair value of our ordinary shares were developed through the application of guideline company method. A major requirement in applying the guideline company method is to identify companies that are comparable to us. In this regard, the independent appraiser has adopted the same guideline companies that they have used to derive the discount rate in the income approach. In applying the guideline company method, different value measures or market multiples of the comparable companies are calculated and analyzed to induce a series of multiples that are considered representative for the industry average. Then, based on our strengths and weaknesses relative to the selected guideline companies, the independent appraiser evaluated and adjusted the relevant industry multiples, which were applied to the appropriate operating data to determine a value that is on a minority and freely-traded basis.

Based on the above methods, the independent appraiser determined an equity value of our company using an weighted average, with equal weighting assigned to the results of the income approach and market approach. The independent appraiser also took into account a lack of marketability discount due to our status as a private company. Based on the above methodology, the independent appraiser calculated the fair value of our ordinary shares to be $284 per share on September 30, 2006, before our 100-for-one share split in April 2007.

We determined the fair value of the options on the date of grant by using the binomial option-pricing method under the following assumptions: average risk-free rate of return of 4.77%, 65% volatility, no dividends and a weighted average expected option life of 3.4 years. If different assumptions were used, our share-based compensation expenses, net income and income per share could have been significantly different. The total compensation expenses that will be recognized for the vesting period of the options from October 2006 to November 2010 will be approximately $1.8 million.

Beneficial Conversion Feature

To be consistent with our audited financial statements, all historical share information, per-share and conversion price information contained in the following two paragraphs has been retroactively adjusted to reflect a 100-for-one share split that became effective on April 24, 2007. In 2006, we issued Series A, Series B and Series C preferred shares, all of which will automatically convert upon the completion of this offering into the number of ordinary shares equal to the quotient of (i) the original subscription price plus all accrued and unpaid dividends, divided by (ii) the conversion price, which initially equaled the original subscription price, subject to adjustments in the case of certain dilution events. The conversion prices are subject to certain earnings-based adjustments in the event our 2006 and 2007 net earnings, as defined in our second amended and restated memorandum of association, should be less than a predefined amount. For each of the preferred shares, we recognized an initial beneficial conversion feature, or BCF, based on the conversion price that would be in effect assuming we would not generate any additional income or issue any additional ordinary shares or other dilutive securities after the date of issuance. As of the Series A, Series B and Series C issuance dates, our earnings were below the pre-defined amounts. As such, we assumed that if there are no changes to the current circumstances other than the passage of time, the conversion price would be (i) approximately $0.00001 per share for both the Series A and Series B shares as there was no floor on the conversion price adjustment, and (ii) $1.76 for the Series C shares, representing the adjustment floor (collectively the “Effective Conversion Price”). Based on this, we recorded a BCF, limited to proceeds received upon issuance, for the Series A, Series B and Series C preferred shares of $13,110,400, $27,999,948 and $6,941,170, respectively, during the year ended December 31, 2006. This amount was amortized immediately as a dividend to holders of the preferred shares as the preferred shares were convertible upon issuance.

As our 2006 net earnings were less than the pre-defined earnings target, the conversion prices of the Series A and Series B preferred shares were adjusted to $0.39 and $0.44, respectively (collectively the “Adjusted Conversion Price”), effective December 31, 2006. The Adjusted Conversion Price was greater than the Effective Conversion Price, resulting in an adjusted BCF (intrinsic value) that is lower than the BCF (intrinsic value) recognized at issuance of the Series A and Series B preferred shares. As the BCF had been fully amortized and there was no incremental BCF to recognize based on the Adjusted Conversion Price, no further adjustments were required.

Taxation

Under the current laws of the Cayman Islands and the British Virgin Islands, we and Sunergy BVI are not subject to income or capital gains tax. Additionally, dividend payments made by us and Sunergy BVI are not subject to withholding tax in those jurisdictions.

PRC Enterprise Income Tax

Under current PRC laws and regulations, a foreign-invested enterprise in China is typically subject to enterprise income tax at the rate of 30% on taxable income and local income tax at the rate of 3% on taxable income. Nanjing PV, a foreign-invested enterprise engaged in a manufacturing business and established in Nanjing, which is within a coastal economic zone, is entitled to a preferential enterprise income tax rate of 24%. As a wholly foreign owned enterprise engaged in a manufacturing business, Nanjing PV is also entitled to a two-year exemption from enterprise income tax for its first two profitable years of operation, which are expected to be 2006 and 2007, and to a 50% reduction of its applicable income tax rate for the succeeding three years, which we expect will be 2008, 2009 and 2010, when we would be subject to an applicable income tax rate of 12%. On March 16, 2007, the National People’s Congress of China enacted a new tax law, under which foreign invested enterprises and domestic companies would be subject to enterprise income tax at a uniform rate of 25%. There will be a five-year transition period for foreign invested enterprises, during which they are allowed to continue to enjoy their existing preferential tax treatments. The new tax law will become effective on January 1, 2008. Currently, we do not believe the new tax law will affect the preferential tax treatments enjoyed by us.

We did not make taxable profit under PRC tax law in 2004 and 2005, and thus were not subject to any enterprise income tax during these periods.

Critical Accounting Policies

We prepare financial statements in accordance with U.S. GAAP, which requires us to make judgments, estimates and assumptions that affect (i) the reported amounts of our assets and liabilities, (ii) the disclosure of our contingent assets and liabilities at the end of each fiscal period and (iii) the reported amounts of revenues and expenses during each fiscal period. We continually evaluate these estimates based on our own historical experience, knowledge and assessment of current business and other conditions, our expectations regarding the future based on available information and reasonable assumptions, which together form our basis for making judgments about matters that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, our actual results could differ from those estimates. Some of our accounting policies require a higher degree of judgment than others in their application.

When reviewing our financial statements, you should consider (i) our selection of critical accounting policies, (ii) the judgment and other uncertainties affecting the application of such policies and (iii) the sensitivity of reported results to changes in conditions and assumptions. We believe the following accounting policies involve the most significant judgment and estimates used in the preparation of our financial statements.

Revenue Recognition

We recognize revenue for product sales when persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed or determinable, and collectibility is reasonably assured. A portion of our sales to domestic customers require the customers to prepay before delivery has occurred. Such prepayments are recorded as advances from customers, in the consolidated balance sheets, until delivery has occurred. A majority of our contracts with overseas customers are written such that the customer takes title and assumes the risks and rewards of ownership of the products upon shipment. Accordingly, with respect to our overseas sales, we recognize revenue upon documentary evidence of shipment, assuming all other criteria have been met.

Warranty Costs

Historically, some of our sales contracts with overseas customers provided for a 10- or 20-year warranty for the performance of our solar cells against declines in certain technical specifications, primarily the minimum power generation capacity specified at the time of delivery. We, therefore, maintain warranty reserves (recorded as accrued warranty costs) to cover potential liabilities that could arise from these warranties. We accrue the estimated costs of warranties at 0.5% of our sales made with warranty provisions, and include that amount in our cost of revenues. Due to limited warranty claims to date, we accrue the estimated costs of warranties based primarily on an assessment of our competitors’ accrual history. On the basis of publicly available information regarding other solar cell companies’ accrued warranty costs, we believe that accruing 0.5% of our sales made with warranty provisions is within the range of industry practice and is consistent with industry-standard accelerated testing, conducted by our module manufacturing customers to test the long-term reliability of their solar modules made from our solar cells, and other assumptions that we believe to be reasonable under the circumstances. Although we conduct quality testing and inspection of our solar cell products, our solar cell products have not been tested in an environment simulating the up to 20-year warranty periods. We have not experienced any material warranty claims to date in connection with declines of the power generation capacity or other technical specifications of our solar cells. We will prospectively revise our actual rate to the extent that actual warranty costs differ from the estimates.

Valuation of Share-based Compensation

We account for share-based compensation to our employees based on SFAS No. 123R and will record compensation expense based on the fair value of the options and other awards on the date of grant.

In the fourth quarter of 2006, we granted share options to certain of our employees. We incurred share-based compensation expenses of $0.1 million for the year ended December 31, 2006. We used the binomial option-pricing method to determine the amount of employee share-based compensation expenses. This approach requires us to make assumptions on such variables as share price volatility, expected lives of options and discount rates. Changes in these assumptions could significantly affect the amount of employee share-based compensation expenses we recognize in our consolidated financial statements. See “—Overview of Financial Results—Share-based Compensation Expenses.”

Income Taxes

We recognize deferred income taxes for temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements, net operating loss carry forwards and credits by applying enacted statutory tax rates applicable to future years. We reduce deferred tax assets by a valuation allowance when, in our opinion, it is more likely than not that some portion or all of the deferred tax assets will not be realized. We provide for current income taxes in accordance with the laws of the relevant taxing authorities. The components of the deferred tax assets and liabilities are individually classified as current and non-current based on the characteristics of the underlying assets and liabilities, or the expected timing of their use when they do not relate to a specific asset or liability.

Selected Quarterly Results of Operations

The following table presents our unaudited consolidated quarterly results of operations for the six quarterly periods ended December 31, 2006. You should read the following table in conjunction with our audited and unaudited consolidated financial statements and related notes included elsewhere in this prospectus. We have prepared the unaudited consolidated quarterly financial information on the same basis as our audited consolidated financial statements. This unaudited consolidated financial information includes all adjustments, consisting only of normal recurring adjustments, that we consider necessary for a fair representation of our financial position and operating results for the quarters presented. Because our business is relatively new, our operating results for any particular quarter are not necessarily indicative of our future results. Furthermore, our quarterly operating results may fluctuate from period to period based on changes in customer demand and the seasonality of consumer spending and industry demand for solar power products. Purchases of solar products tend to decrease during the winter months due to adverse weather conditions, which can complicate the installation of solar power systems. For additional risks, see “Risk Factors—Risks Related to our Company and Our Industry.”

	Three Months Ended
	September 30, 2005	December 31, 2005	March 31, 2006	June 30, 2006	September 30, 2006	December 31, 2006
	(in thousands except operating data)
Consolidated Statement of Operations Data
Net revenues	3,622	10,127	14,077	27,976	36,776	70,691
Cost of revenues	(3,400)	(8,395)	(11,589)	(24,556)	(30,489)	(56,255)

Gross profit	222	1,732	2,488	3,420	6,287	14,436
Operating expenses:
Selling expenses	(10)	(28)	(52)	(53)	(357)	(552)
General and administrative expenses	(262)	(768)	(5,130)	(883)	(1,781)	(2,107)
Research and development expenses	(20)	(29)	(31)	(30)	(140)	(345)

Total operating expenses	(292)	(825)	(5,213)	(966)	(2,278)	(3,004)

Income from operations	(70)	907	(2,725)	2,455	4,009	11,432
Interest expenses	(235)	(359)	(504)	(640)	(935)	(923)
Interest income	12	111	59	223	165	(27)
Other income (expenses), net	—	(220)	(20)	(217)	(606)	(2)

Income before income taxes	(293)	439	(3,190)	1,821	2,633	10,480
Income tax expenses	59	21	1	16	14	39

Net (loss) income	(234)	460	(3,189)	1,837	2,647	10,519

Consolidated Operating Data
Solar cells sold (in MW)	1.24	3.18	4.46	9.18	11.45	21.26
Average selling price (in $ per watt) . . .	2.91	3.18	3.02	3.04	3.18	3.36

Net Revenues

Our net revenues were $3.6 million, $10.1 million, $14.1 million, $28.0 million, $36.8 million and $70.7 million in the three months ended September 30, 2005, December 31, 2005, March 31, 2006, June 30, 2006, September 30, 2006 and December 31, 2006, respectively. This represented quarterly growth rates of 179.6%, 39.0%, 98.7%, 31.5% and 92.2% over the three-month periods ended December 31, 2005, March 31, 2006, June 30, 2006, September 30, 2006 and December 31, 2006, respectively. The growth of our net revenues quarter-on-

quarter was consistent with the continued growth in sales of our solar cells driven by the expansion of our manufacturing capacity and strong market demand for solar cell products. In particular, as our second and third manufacturing lines achieved full-scale manufacturing capacity in May and June 2006, respectively, we nearly doubled our net revenues in the second quarter of 2006 compared to the first quarter of 2006. Similarly, our net revenues increased significantly in the fourth quarter of 2006, after both our fourth and fifth lines achieved full-scale manufacturing capacity in November 2006 and our sixth line achieved the same in December 2006.

In the fourth quarter of 2006, to increase our sales in the winter season, we granted credit terms from one to three months for sales to our large customers, especially our top three customers. As a result, our accounts receivable as of December 31, 2006 amounted to $43.0 million, of which 90.2% represented accounts receivable from our top three customers.

Cost of Revenue

Our cost of revenue experienced corresponding increases over these periods as a result of the expansion of our manufacturing capacity and output. Over the three-month periods ended December 31, 2005, March 31, 2006, June 30, 2006, September 30, 2006 and December 31, 2006, our cost of revenue increased significantly on a quarterly basis by 146.9%, 38.0%, 111.9%, 24.2% and 84.5%, respectively.

The growth of our cost of revenue on a quarterly basis is primarily due to our increased purchases of raw materials, in particular silicon wafers, to support our manufacturing output as well as a general increase in our raw material costs. Over the three-month period ended September 30, 2006, the increase in our net revenues outpaced the increase in our cost of revenue, as we increased our average selling prices and enhanced our operating efficiency by streamlining our manufacturing processes, increasing conversion efficiencies of our cells and lowering the cell breakage rate. In the fourth quarter of 2006, the prices of our silicon raw materials, which accounted for a substantial majority of our cost of revenues, decreased due to the seasonality of the solar power market and the inventory clearance efforts by small-scale solar module manufacturers in Germany and certain other markets, which reduced the demand for silicon raw materials.

Gross Profit and Gross Margin

Our gross profits were $0.2 million, $1.7 million, $2.5 million, $3.4 million, $6.3 million and $14.4 million in the three months ended September 30, 2005, December 31, 2005, March 31, 2006, June 30, 2006, September 30, 2006 and December 31, 2006, respectively. Our gross margins were 6.1%, 17.1%, 17.7%, 12.2%, 17.1% and 20.4% respectively during the same periods. From the third quarter of 2005 to the first quarter of 2006, our gross margins improved quarter-on-quarter, reflecting our ability to increase average selling prices to pass through higher silicon raw material costs, lower manufacturing cost by improving our process technologies and enhancing our economies of scale. Our gross margin decreased in the second quarter of 2006, as we commenced the operations of our second and third lines and were in the process of training our manufacturing staff to support our expansion, which affected our productivity. The gross margin in the second quarter of 2006 was also impacted by a portion of relatively low-grade silicon raw materials that we acquired from some small-scale suppliers to address the substantial increase in our raw material requirement in that quarter. Our gross profit significantly increased and our gross margin improved in the third quarter of 2006 after we ramped up the operations of our existing lines, increased conversion efficiencies of our solar cells, lowered our cell breakage rate, increased our average selling prices and secured raw materials of stable quality. We further improved our gross margin in the fourth quarter of 2006 as we sold a substantial portion of our solar cells under sales contracts concluded before September 2006 with relatively high pre-agreed prices, while the prices of our silicon raw materials decreased. The increase in our gross margin in the fourth quarter of 2006 was also due to our continued improvement of the conversion efficiencies of our solar cells and reduction of our cell breakage rate.

Operating Expenses

Our operating expenses, consisting of general and administrative expenses, selling expenses and research and development expenses, increased from the three months ended September 30, 2005 to the three months ended December 31, 2006. These increases corresponded mainly to the general increase in the size of our operations.

In March 2006, two shareholders of Nanjing PV transferred 10% equity interest in Nanjing PV to Nanjing PV’s other shareholders, who were also our directors and employees, and we accounted these transactions as a non-pro rata dividend distribution to the transferees. As a result, we recorded a non-cash compensation charge of approximately $3.7 million, equal to the fair value of the interest a transferee, our president, received in excess of what he would have received had the distribution been made on a pro rata basis. In March 2006, Nanjing PV also amended its articles of association to effectively reduce the cash contribution requirements on certain of its shareholders, who were also our directors and executive officers. We accounted this as forgiveness of shareholder receivables from certain shareholders of Nanjing PV and recorded a non-cash compensation charge of approximately $0.5 million. The above charges are the main reasons accounting for the $4.3 million increase in our general and administrative expenses in the first quarter of 2006 compared to the last quarter of 2005.

Net Income

As a result of the foregoing, after experiencing operating losses in the three months ended September 30, 2005 when our first manufacturing line just started commercial shipment, we recorded net profit of $0.5 million, $1.8 million, $2.6 million and $10.5 million in the three months ended December 31, 2005, June 30, 2006, September 30, 2006 and December 31, 2006, respectively. The increase in our net income in the three months ended December 31, 2005, June 30, 2006 and September 30, 2006 was primarily due to the increased sales volume of our solar cells after the expansion of our manufacturing capacity and output, the increase in our average selling prices, and the cost-saving from improving our process technologies and enhancing our economies of scale. The significant increase in our net income in the fourth quarter of 2006 was due primarily to the increased sales volumes of our cells after the completion of our fourth to sixth manufacturing lines in the fourth quarter of 2006 and the decrease in the prices we paid for silicon raw materials.

We incurred a net loss of $3.2 million in the first quarter of 2006 primarily due to the non-cash compensation charges of approximately $4.2 million as explained above.

Results of Operations

The following table sets forth a summary, for the periods indicated, of our consolidated results of operations and each item expressed as a percentage of our total net revenues. Our business has grown significantly since we commenced operations in August 2004. Our limited operating history makes the prediction of future operating results very difficult. Period-to-period comparisons of our operating results should not be relied upon as indicative of future performance. See “Risk Factors—Risks Related to Our Company and Our Industry—Our limited operating history may not serve as an adequate measure of our future prospects and results of operations.”

	For the Period From August 2, 2004 (Date of Inception) to December 31, 2004		Year Ended December 31,
			2005		2006
	(in thousands, except percentages)
Net revenues	—	—	$13,750	100.0%	$149,521	100.0%
Cost of revenues	—	—	(11,796)	(85.8)	(122,889)	(82.2)

Gross profit	—	—	1,954	14.2	26,632	17.8
Operating expenses
Selling expenses	—	—	(38)	(0.3)	(1,014)	(0.7)
General and administrative expenses	$(953)	—	(1,584)	(11.5)	(9,901)	(6.6)
Research and development expenses	—	—	(49)	(0.4)	(546)	(0.4)

Total operating expenses	(953)	—	(1,671)	(12.2)	(11,461)	(7.7)
(Loss) income from operations	(953)	—	283	2.0	15,171	10.1
Interest expense	(6)	—	(620)	(4.4)	(3,002)	(2.0)
Interest income	—	—	113	0.8	420	0.4
Other income	—	—	(163)	(1.2)	(845)	(0.6)

(Loss) income before income taxes	(959)	—	(387)	(2.8)	11,744	7.9
Tax benefit	—	—	80	0.6	70	0.1

Net (loss) income	$(959)	—	$(307)	(2.2)%	$11,814	8.0
Dividend on Series A redeemable convertible preferred shares	—	—	—	—	(13,377)	(8.9)
Dividend on Series B redeemable convertible preferred shares	—	—	—	—	(28,552)	(19.1)
Dividend on Series C redeemable convertible preferred shares	—	—	—	—	(7,097)	(4.7)

Net loss attributable to holders of ordinary shares	$(959)	—	$(307)	(2.2)%	$(37,212)	(24.9)%

Year Ended December 31, 2006 Compared to Year Ended December 31, 2005

Net Revenues. Our total net revenues increased by $135.7 million, from $13.8 million in 2005 to $149.5 million in 2006. Our net revenues increased primarily due to an increase in the volume of the solar cells we sold, as well as an increase in the average selling price of our solar cells.

The volume of the solar cells we sold increased from 4.4 MW in 2005 to 46.4 MW in 2006 due to the expansion of our manufacturing capacity. We completed our second to sixth solar cell manufacturing lines in 2006, and thus our manufacturing capacity increased from 32 MW per year to 192 MW per year during 2006. In addition, our average selling price rose from $3.10 per watt in 2005 to $3.22 per watt in 2006 due to strong global demand for solar power products, as well as our ability to pass through higher silicon raw material prices.

Cost of Revenues.  Our cost of revenues increased by $111.1 million, from $11.8 million in 2005 to $122.9 million in 2006. Our cost of revenues increased primarily due to the rapid expansion of our manufacturing capacity and output. The increase in our cost of revenues was also impacted by the rising prices of silicon raw materials due to the industry-wide shortage of polysilicon. Further, as our second to sixth solar cell manufacturing lines were installed in 2006, our depreciation costs increased during 2006.

Silicon raw materials accounted for 91.9% of our cost of revenue in 2006. As a percentage of our total net revenues, our cost of revenues decreased from $85.8% in 2005 to $82.2% in 2006. The decrease was due to our ability to increase our selling price to pass through higher silicon raw material costs, and was also due to cost-saving from improving our process technologies and enhancing our economies of scale.

Gross Profit.  As a result of the foregoing, our gross profit in 2006 increased by $24.6 million to $26.6 million, from $2.0 million in 2005. Our gross margin increased from 14.2% to 17.8% during the same periods.

Operating Expenses.  Our operating expenses increased by $9.8 million, from $1.7 million in 2005 to $11.5 million in 2006. The increase in operating expenses was due to increases in selling expenses, general and administrative expenses and research and development expenses. As a percentage of total net revenues, operating expenses decreased from 12.2% in 2005 to 7.7% in 2006. The decrease was due to the substantial growth of our net revenues resulted from our expansion of manufacturing capacity and output and strong market demand, outpacing the growth of our operating expenses.

General and administrative expenses.  Our general and administrative expenses increased by $8.3 million, from $1.6 million in 2005 to $9.9 million in 2006. In March 2006, two shareholders of Nanjing PV transferred 10% equity interest in Nanjing PV to Nanjing PV’s other shareholders, who were also our directors and employees, and we accounted these transactions as a non-pro rata dividend distribution to the transferees. As a result, we recorded a non-cash compensation charge of approximately $3.7 million, equal to the fair value of the interest a transferee, Dr. Jianhua Zhao, our president, received in excess of what he would have received had the distribution been made on a pro rata basis. In March 2006, Nanjing PV also amended its articles of association to effectively reduce the cash contribution requirements on certain of its shareholders, who were also our directors and officers. We accounted this as forgiveness of shareholder receivables from certain shareholders of Nanjing PV and recorded a non-cash compensation charge of approximately $0.5 million. In the fourth quarter of 2006, we also recorded share-based compensation expenses of $0.1 million in connection with the grants of share options to certain employees. The increase in our general and administrative expenses was due primarily to such compensation expenses, and also due to increases in salaries and benefits for our administrative, finance and human resources personnel as we hired more personnel after our expansion of manufacturing capacity and output.

Selling expenses.  Our selling expenses increased by $1.0 million from $38,000 in 2005 to $1.0 million in 2006, due primarily to increases in post-sale service expenses, sales employee salaries and other sales and marketing expenses. Selling expenses as a percentage of net revenues increased from 0.3% to 0.7% during the same periods. However, compared to our net revenues, our selling expenses are still not significant. Due to the strong global demand for solar cell products, we achieved the growth of our sales with relatively low selling expenses.

Research and development expenses.  Research and development expenses increased by $0.5 million from $49,000 in 2005 to $0.5 million in 2006. The increase in research and development expenses was due primarily to our payment of service fees to New South Innovations Pty Limited under a collaborative research agreement and the increase in costs of raw materials used in our research and development activities, and prototype costs and depreciation of equipment related to the design, development, testing and enhancement of our products and manufacturing processes.

Interest Expenses.  Our interest expenses increased from $6,000 in 2005 to $3.0 million in 2006. The increase in our interest expenses was due to an increase in our short-term borrowings.

Net Loss (income).  As a result of the foregoing, we turned a net loss of $0.3 million in 2005 into a net income $11.8 million in 2006. In 2006, our net margin was 7.9%.

Year Ended December 31, 2005 Compared to the Period from August 2, 2004 (Date of Inception) to December 31, 2004

Net Revenues.  We generated net revenues of $13.7 million in 2005. We completed our first solar cell manufacturing line in June 2005 and began commercial shipment of solar cells in August 2005. Accordingly, we generated all of our 2005 revenues in the second half. We sold 4.4 MW of solar cells in 2005, and the average selling price of our solar cells was $3.10 per watt in 2005.

Our operating subsidiary, Nanjing PV was founded in August 2004. For the period from our inception to December 31, 2004, we were in the process of building our plant and did not sell any products. Accordingly, we did not generate any revenues for the period from August 2, 2004 (date of inception) to December 31, 2004.

Cost of Revenues.  Our cost of revenues in 2005 was $11.8 million, or 85.8% of our net revenues. Raw materials accounted for 91.2% of our cost of revenues in 2005. As we generated substantially all of our net revenues in the last six months of 2005, all of our cost of revenues was similarly incurred during the last six months of 2005.

Gross Profit.  Our gross profit in 2005 was $2.0 million and our gross margin was 14.2%.

Operating Expenses.  Our operating expenses increased from $1.0 million for the period from August 2, 2004 (date of inception) to December 31, 2004, to $1.7 million in 2005. The increase in our operating expenses was due primarily to an increase in general and administrative expenses, and to a lesser extent, due to the fact that we did not incur selling expenses for the period from August 2, 2004 (date of inception) to December 31, 2004 as we did not sell our products during that period.

General and administrative expenses.  General and administrative expenses increased from $1.0 million for the period from August 2, 2004 (date of inception) to December 31, 2004, to $1.6 million, or 97.7% of our total operating expenses, in 2005. The increase in our general and administrative expenses was due primarily to increases in salaries and benefits for our administrative and finance and human resources personnel as we hire more personnel after our expansion of manufacturing capacity and output. In November 2004, Nanjing PV amended its existing articles of association to effectively reduce the cash contribution requirement of certain of its shareholders, who were also our directors and officers. We accounted this as forgiveness of shareholder receivables from certain shareholders of Nanjing PV and recorded a non-cash compensation charge of approximately $0.8 million.

Selling and marketing expenses.  Selling and marketing expenses amounted to $38,461 in 2005.

Research and development expenses.  Research and development expenses amounted to $48,525, or 2.9% of the total amount of operating expenses, in 2005.

Interest Expenses.  Our interest expenses increased from $6,000 for the period from August 2, 2004 (date of inception) to December 31, 2004, to $0.6 million in 2005. The increase in our interest expenses was primarily due to the increases in our short-term borrowings and term loans. We did not incur any interest expenses until we borrowed our first loan in November 2004.

Net Loss.  In 2005, our net loss was $0.3 million, as a result of the cumulative effective of the foregoing factors.

Liquidity and Capital Resources

Cash Flows and Working Capital

To date, we have financed our operations primarily through cash flows from equity contributions by our shareholders, operations, short-term borrowings and term loans.

As of December 31, 2004, 2005 and 2006, we had $1.0 million, $2.8 million and $14.7 million, respectively, in cash and cash equivalents and $1.8 million, $30.4 million and $77.9 million, respectively, in outstanding borrowings. As of December 31, 2005 and 2006, $21.7 million and $77.9 million, respectively, of our outstanding borrowings were due within one year. These borrowings expire at various times throughout the year. Our cash and cash equivalents primarily consist of cash on hand and demand deposits with original maturities of three months or less that are placed with banks and other financial institutions. Our short-term borrowings outstanding as of December 31, 2005 and 2006 bore an average interest rate of 5.67% and 5.93%, respectively.

We had $1.8 million, $8.7 million and $8.7 million of long-term borrowings as of December 31, 2004 and 2005 and 2006, respectively. On November 18, 2004, we entered into an agreement for a facility with a maximum borrowing amount of $6.1 million, of which $1.8 million was drawn on November 25, 2004, and the remaining $4.3 million was drawn on January 4, 2005. This facility has a three-year term expiring on November 18, 2007 and bears an interest rate of 6.34%. We borrowed another term loan with an amount of approximately $2.5 million in October 2005. This loan will expire in October 2007 and bears an interest rate of 6.34%. See “Risk Factors—Risks Related to Our Company and Our Industry—We have significant outstanding bank borrowings, and we may not be able to arrange adequate financing when they mature or may encounter other difficulties in maintaining liquidity.” We have historically been able to repay our borrowings as they became due from capital contributions from our shareholders, proceeds from short-term and long-term borrowings and our operating cash flows.

All of the above borrowings have been guaranteed by China Electric Equipment Group Co., Ltd. and Jiangsu CEEG Electrical Transmission and Distribution Equipment Co., Ltd., entities controlled by Mr. Tingxiu Lu, our chairman and chief executive officer except for two loans secured by the pledge of our time deposits and two loans secured by the pledge of our raw materials. In an agreement between Nanjing PV and China Electric Equipment Group Co., Ltd, or CEEG, dated December 18, 2006, CEEG has undertaken to guarantee the bank borrowings of Nanjing PV for up to RMB1 billion, subject to adjustment in the event of the material change of CEEG’s credit or operation status, for one year after this offering. We historically used cash advances from related parties to meet some of our temporary liquidity needs. We have fully repaid such cash advances as of September 30, 2006, and we do not expect to borrow cash advances from related parties in the future.

We have significant working capital commitments because suppliers of silicon wafers and other silicon-based raw materials require us to make prepayments in advance of shipment. Due to the industry-wide shortage of silicon raw materials, working capital and access to financings for the purchase of silicon raw materials are critical to growing our business. Our advances to suppliers increased significantly from $17.4 million as of December 31, 2005 to $26.5 million as of December 31, 2006 due to the growth of our solar cell business.

Inventories, one of the principal components of our current assets, increased significantly from $6.6 million as of December 31, 2005 to $44.3 million as of December 31, 2006 due to increased sales volume. We expect that our inventories will continue to increase as our net revenues increase.

Depending on their credit history with us, we may grant our large customers credit terms of one to three months. In the fourth quarter of 2006, to increase our sales in the winter season, we granted credit terms from one to three months for sales to our large customers, especially our top three customers. As a result, our accounts receivable as of December 31, 2006 amounted to $43.0 million, of which 90.2% represented accounts receivable from our top three customers. With respect to the other customers, we typically request full payment before or upon shipment. Historically we generally required customers under long-term contracts to prepay 5% to 10% of the total contract price. Considering the seasonality of the solar power market, we have lowered the prepayment ratio beginning in the fourth quarter of 2006, and have not requested prepayment under several long-term contracts with our large customers.

The following table sets forth a summary of our cash flows for the periods indicated:

	For the period from August 2, 2004 (date of inception) to December 31, 2004	Year Ended December 31,
		2005	2006
	(in thousands)
Net cash provided by (used in) operating activities	$35	$(13,088)	$(76,147)
Net cash used in investing activities	(4,236)	(30,333)	(6,757)
Net cash provided by financing activities	5,233	44,739	92,123
Net increase in cash and cash equivalents	1,032	1,734	11,984
Cash and cash equivalents at the beginning of the year	—	1,032	2,765
Cash and cash equivalents at the end of the year	$1,032	$2,765	$14,750

Operating Activities

Net cash used in operating activities amounted to $76.1 million in 2006, as compared to $13.1 million in 2005. Net cash used in operating activities in 2006 was mainly attributable to the following factors: (i) a significant increase in accounts receivable primarily due to our granting favorable credit terms for sales to our large customers, particularly our top three customers, (ii) a significant increase in inventories and an increase in advances to suppliers primarily due to our expanded manufacturing capacity and the resultant request for more silicon raw materials, and (iii) a decrease in advances from customers after we changed our prepayment requirement by lowering the prepayment ratio and not requesting prepayment under several sales contracts. Net cash used in operating activities in 2005 was mainly attributable to a significant increase in advances to suppliers and an increase in inventories primarily due to our procurement of silicon raw materials, partly offset by an increase in advances from customers after we commenced the manufacture and sale of our solar cells. Net cash provided by operating activities for the period from August 2, 2004 (date of inception) to December 31, 2004 was $34,513, primarily attributable to an add-back of forgiveness of a shareholder receivable and an increase in accounts payable.

Investing Activities

Net cash used in investing activities in 2006 amounted to $6.8 million, as compared to $30.3 million and $4.2 million in 2005 and for the period from August 2, 2004 (date of inception) to December 31, 2004, respectively. Net cash used in investing activities in 2006 primarily related to our purchases of property, plant and equipment in the amount of $23.1 million in connection with the expansion of our solar cell manufacturing lines, partly offset by a significant decrease in restricted cash due to decreases in our bank deposits for securing letter of credit facilities for our imports of equipment and for securing notes payable used for our related parties’ settlement purposes. Net cash used in investing activities in 2005 was primarily attributable to a significant increase in restricted cash and our purchases of property, plant and equipment in connection with our solar cell manufacturing lines. Net cash used in investing activities in 2004 was primarily attributable to an increase in restricted cash and our purchases of property, plant and equipment in connection with our facilities, including our first solar cell manufacturing line.

Financing Activities

Net cash provided by financing activities was $92.1 million in 2006, consisting primarily of proceeds received from issuance of our Series A, Series B and Series C preferred shares, short-term borrowings and financing provided by related parties, partly offset by repayment of bank borrowings and financing provided by related parties. Net cash provided by financing activities was $44.7 million in 2005, consisting primarily of financing provided by related parties, proceeds received from short-term borrowings, term loans and capital contributions by shareholders, partly offset by repayment of financing provided by related parties and bank borrowings.

Net cash provided by financing activities was $5.2 million for the period from August 2, 2004 (date of inception) to December 31, 2004, consisting primarily of proceeds received from term loans and capital contributions by shareholders.

We believe that our current cash and cash equivalents, anticipated cash flow from operations and net proceeds from this offering will be sufficient to meet our anticipated cash needs, including our cash needs for working capital and capital expenditures for at least the next 12 months. We may, however, require additional cash due to changing business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If our existing cash is insufficient to meet our requirements, we may seek to sell additional equity securities, debt securities or borrow from lending institutions. Financing may be unavailable in the amounts we need or on terms acceptable to us, if at all. The sale of additional equity securities, including convertible debt securities, would dilute our earnings per share. The incurrence of debt would divert cash for working capital and capital expenditures to service debt obligations and could result in operating and financial covenants that restrict our operations and our ability to pay dividends to our shareholders. If we are unable to obtain additional equity or debt financing as required, our business operations and prospects may suffer.

Capital Expenditures

We incurred capital expenditures of $2.2 million, $10.4 million and $24.9 million for the period from August 2, 2004 (date of inception) to December 31, 2004, in 2005 and 2006, respectively. Our capital expenditures have been used primarily to build our plant and purchase equipment for our solar cell manufacturing lines. We estimate that our capital expenditures will be $50.0 million and $18.0 million in 2007 and 2008, respectively, and will be used primarily to purchase equipment for the further expansion of our manufacturing lines. We plan to increase our manufacturing capacity of solar cells to approximately 390 MW per year by the second quarter of 2008, with twelve manufacturing lines in total, including four lines capable of manufacturing both N-type and P-type solar cells.

Contractual Obligations and Commercial Commitments

The following table sets forth our contractual obligations and commercial commitments as of December 31, 2006:

	Payment Due by Period
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
	(in thousands)
Long-term debt obligations (including interest)	$9,455	$9,455	—	—	—
Operating lease obligations	$75	$47	$15	$13	—
Purchase obligations(1)	$118,286	$118,286		—	—
Other long-term liabilities reflected on the company’s balance sheet	$158	—	—	—	$158

Total	$127,974	$127,788	$15	$13	$158

(1)	Includes commitments to purchase production equipment in the amount of $3.6 million and commitments to purchase silicon raw materials in the amount of $114.7 million.

Other than the contractual obligations and commercial commitments set forth above, we did not have any other material long-term debt obligations, operating lease obligations, purchase obligations or other material long-term liabilities as of December 31, 2006.

Off-balance Sheet Commitments and Arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity, or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or that engages in leasing, hedging or research and development services with us.

Inflation

Since our inception, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the change of consumer price index in China was 3.9%, 1.8% and 1.5% in 2004, 2005 and 2006, respectively.

Market Risks

Foreign Exchange Risk

A substantial portion of our sales is currently denominated in Renminbi, with the remainder in U.S. dollars and Euros, while a substantial portion of our costs and expenses is denominated in U.S. dollars and Renminbi, with the remainder in Euros. Therefore, fluctuations in currency exchange rates could have a significant impact on our financial stability due to a mismatch among various foreign currency-denominated sales and costs. Fluctuations in exchange rates, particularly among the U.S. dollar, Renminbi and Euro, affect our gross and net profit margins and could result in foreign exchange and operating losses.

Our exposure to foreign exchange risk primarily relates to currency gains or losses resulting from timing differences between signing of sales contracts and settling of these contracts. Furthermore, we translate monetary assets and liabilities denominated in other currencies into Renminbi, the functional currency of our operating subsidiary, at the rates of exchange in effect at each balance sheet date. We recorded these exchange gains and losses in the statements of operations. We recorded net foreign currency losses of $0.2 million and $1.3 million in 2005 and 2006, respectively. We have not used any forward contracts, currency options or borrowings to hedge our exposure to foreign currency exchange risk. We cannot predict the impact of future exchange rate fluctuations on our results of operations and may incur net foreign currency losses in the future. As our sales denominated in foreign currencies, such as U.S. dollars and Euros, continue to grow, we will consider using arrangements to hedge our exposure to foreign currency exchange risk.

Our financial statements are expressed in U.S. dollars but the functional currency of our operating subsidiary is Renminbi. The value of your investment in our ADSs will be affected by the foreign exchange rate between U.S. dollars and Renminbi. To the extent we hold assets denominated in U.S. dollars, including the net proceeds to us from this offering, any appreciation of the Renminbi against the U.S. dollar could result in a change to our statement of operations and a reduction in the value of our U.S. dollar denominated assets. On the other hand, a decline in the value of Renminbi against the U.S. dollar could reduce the U.S. dollar equivalent amounts of our financial results, the value of your investment in our company and the dividends we may pay in the future, if any, all of which may have a material adverse effect on the prices of our ADSs.

Interest Rate Risk

Our exposure to interest rate risk primarily relates to interest expenses incurred by our short-term and long-term borrowings, as well as interest income generated by excess cash invested in demand deposits with original maturities of three months or less. Such interest-earning instruments carry a degree of interest rate risk. We have not used any derivative financial instruments to manage our interest rate risk exposure. We have not been exposed nor do we anticipate being exposed to material risks due to changes in interest rates, because most of our borrowings bear fixed interest rates. However, our future interest expense may increase due to changes in market interest rates.

Recent Accounting Pronouncements

In June 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes—An Interpretation of FASB Statement No.109,” or FIN 48, which prescribes a recognition threshold and a measurement attribute for tax positions taken, or expected to be taken, in a tax return. FIN 48 also provides guidance on derecognizing, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006, with early adoption encouraged if the enterprise has not yet issued financial statements for fiscal years or interim periods in the period this Interpretation is adopted. We do not anticipate that the adoption of this statement will have a material effect on our financial position or results of operations.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurement,” or SFAS 157, which defines fair value, establishes a framework for measuring fair value and expands disclosures about assets and liabilities measured at fair value. We will be required to adopt SFAS 157 in fiscal 2008. We are currently evaluating the requirements of SFAS 157 and have not yet determined the impact on our financial position or results of operations.

In September 2006, the SEC issued Staff Accounting Bulletin No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements,” or SAB 108, which provides guidance as to how the effects on prior year uncorrected misstatements should be considered when quantifying misstatements in the current financial statements. SAB 108 was issued in order to eliminate the diversity of practice surrounding how public companies quantify financial statement misstatements. SAB 108 will require us to quantify misstatements using both a balance sheet and income statement approach, with adjustment required if either method results in a material error. SAB 108 is effective for financial statements issued for fiscal years ending after November 15, 2006. The adoption of SAB 108 did not have a material effect on our financial position or results of operations.

In June 2006, the EITF reached a consensus on EITF Issue No. 06-3, “How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That Is, Gross versus Net Presentation),” or “EITF 06-3”. EITF 06-3 requires that entities should present these taxes in the income statement on either a gross or net basis, based on their accounting policy. If such taxes are significant, and are presented on a gross basis, the amounts of those taxes should be disclosed. The consensus is effective for interim and annual reporting periods beginning after December 15, 2006. We are in the process of determining the effect, if any, the adoption of EITF 06-3 will have on our financial statements.

BUSINESS

Overview

We are a leading manufacturer of solar cell products in China as measured by production capacity. We manufacture our solar cells from silicon wafers utilizing crystalline silicon solar cell technology to convert sunlight directly into electricity through a process known as the photovoltaic effect. We sell our solar cell products to Chinese and overseas module manufacturers and system integrators, who assemble our solar cells into solar modules and solar power systems for use in various markets.

Since we commenced business operations in August 2004, our management’s operational expertise and execution capability, coupled with our strong research and development capabilities, have allowed us to rapidly install five solar cell manufacturing lines and expand our annual manufacturing capacity by 160 megawatts, or MW, in 2006. As of December 2006, we had six solar cell manufacturing lines with an aggregate production capacity of 192 MW per year, assuming the use of 156-millimeter monocrystalline silicon wafers. We plan to increase our annual production capacity to approximately 390 MW by the second quarter of 2008, with twelve manufacturing lines in total.

Our research and development team is led by three solar power researchers, each with over 10 years of experience and established credentials in the solar power industry. Our research and development efforts focus on continually enhancing our solar cell conversion efficiencies, which measure the ability of solar power products to convert sunlight into electricity, and improving our manufacturing operations. We are currently developing selective emitter cells, an improved version of the P-type solar cells that most solar cell manufacturers produce. Using our experimental manufacturing line, we have manufactured selective emitter cells with an average conversion efficiency rate of 17.6% on a trial basis, and we expect to commence commercial production in 2007. In addition, we are focusing on the development of advanced process technologies for manufacturing new products, such as N-type solar cells, which generally have higher conversion efficiencies than those of P-type solar cells. We also plan to develop passivated emitter and rear cells in the future.

We have experienced significant sales and revenue growth since we commenced operations. We sold 4.4 MW and 46.4 MW of solar cells in 2005 and 2006, respectively. Our net revenues increased from $13.7 million in 2005 to $149.5 million in 2006. We turned a net loss of $0.3 million in 2005 into a net income of $11.8 million in 2006.

Our Industry

We operate in the solar power industry. Solar power systems generate electricity from sunlight through a process known as the photovoltaic effect. Solar power systems are comprised of solar modules, which are interconnected and laminated solar cells, and related power electronics and components. Solar power systems are used in residential, commercial and industrial markets.

Solar Power Market

The solar power market has grown rapidly over the past several years. Generally, the solar market size is analyzed in MW of installed capacity. According to Solarbuzz, the global solar power market, as measured by annual solar power system installed capacities, increased from 427 MW in 2002 to 1,744 MW in 2006, representing a CAGR of 42%. Under the lowest of three different projections, Solarbuzz expects annual solar power system installed capacities to further increase to 4,177 MW in 2011. Solar power industry revenues are expected to increase from $10.6 billion in 2006 to $18.6 billion in 2011, representing a CAGR of 12%.

The solar power market consists of the market for on-grid applications, where the solar power systems are connected to the utility grid and generate electricity for sale to customers, and off-grid applications, where the systems operate independent of the utility grid. According to Solarbuzz, the market for on-grid applications represents the largest and fastest growing segment of the solar power market.

The tables below set forth the estimated growth of the global solar power industry as measured by MW of solar power system installed capacities and revenues from 2006 through 2011.

Source: Solarbuzz, 2007.

Overview of the Solar Power Value Chain

The crystalline silicon-based solar power value chain comprises all steps in manufacturing a solar system, including the manufacture of silicon raw materials, solar cells, solar modules and ultimately solar power systems.

The manufacture of solar cells requires metallurgical grade silicon made from quartz sand. This silicon must be further purified into polysilicon feedstock, which can then be formed into either monocrystalline or multicrystalline silicon ingots. For the production of monocrystalline ingots, an ingot seed is first put into a melted silicon bath and then a cylindrical ingot is pulled out slowly. For the production of multicrystalline ingots, the melted silicon is changed into an ingot through a casting process. Both types of ingots are then cut into very thin slices of silicon wafers with high precision wire saws. The wafers are then made into solar cells through a complicated process, including etching, diffusion and screen printing. Solar cells are then interconnected and encapsulated, generally under a tempered glass, and framed into solar modules. The solar modules, along with additional required system components, are distributed by wholesalers and resellers to installers, system integrators, service providers or directly to end users, for installation in solar power systems.

The following diagram provides detail of the solar value chain:

Overview of Solar Cell Technologies

Monocrystalline and multicrystalline silicon solar cells

According to Solarbuzz, crystalline silicon technology represented 90.2% of the solar cell market in 2006. Traditional crystalline silicon solar cells are made from either monocrystalline silicon wafers or multicrystalline silicon wafers. Monocrystalline silicon wafers are generally more expensive to produce than multicrystalline silicon wafers of similar dimensions, as the production process for monocrystalline wafers is more complicated and generally has a lower production yield. Monocrystalline wafers generally have fewer impurities and crystal defects, and, as a result, can have higher energy conversion efficiencies than solar cells made from multicrystalline wafers. According to Frost & Sullivan, the conversion efficiency rates of monocrystalline and multicrystalline silicon cells range between 14% to 20% and 10% to 14%, respectively.

Thin-film solar cell technologies

Certain solar cell manufacturers use a variety of thin-film solar technologies, such as amorphous silicon, cadmium telluride (CdTe), copper indium gallium diselenide (CIGS) and dye-sensitized. These technologies involve the use of non-bulk silicon semiconductor materials in the production of solar cells and therefore can generally be produced more cheaply than traditional bulk-silicon-based solar cells. However, the conversion efficiencies of solar cells manufactured by thin-film technologies are typically much lower than those of solar cells manufactured by crystalline silicon technology. According to Frost & Sullivan, the conversion efficiencies of thin-film solar cells are typically between 7% and 10%.

P-type versus N-type solar cells

Most traditional crystalline silicon solar cells are P-type solar cells made from P-type silicon wafers that are uniformly doped with boron. In contrast, N-type solar cells are made from N-type silicon wafers that are uniformly doped with phosphorous. During the manufacturing process of either P-type or N-type solar cells, a small amount of different impurities are diffused to the front surface of the wafer, which region is generally referred to as an emitter.

The phosphorous used for N-type wafers usually has a less detrimental impact on the electrical properties of the wafer as compared to boron. In addition, an N-type solar cell is easier to passivate, a process which reduces the chemical reaction at the surface of the wafer and enhances the formation of electrical currents. As a result, N-type solar cells generally have higher conversion efficiencies. However, N-type solar cells are more difficult to manufacture and, accordingly, only a very limited number of manufacturers worldwide can produce N-type solar cells commercially.

Selective Emitter Solar Cells

Theoretically, a lightly diffused emitter can result in higher conversion efficiencies of solar cells. However, it is difficult to print electrodes on a lightly diffused emitter. This difficulty can be solved by selective emitter cells, an improved version of the P-type solar cells. In selective emitter cells, regions of the emitter that contact the electrodes are heavily diffused under special treatment. This structure enhances the electrical properties of metal contacts and the conversion efficiencies of the solar cells.

Key Growth Drivers

We believe the solar power market will continue to experience growth as a result of the following factors.

Government policies to drive adoption of solar power.  Various governmental bodies globally have implemented financial incentives to further accelerate the development and adoption of solar power. These incentives include feed-in tariffs, capital cost rebates, net metering, tax credits and low-interest loans. Feed-in tariffs require utilities to pay their customers for the electricity customers generate with their solar power systems. The rates paid are based on kilowatt-hours produced and are generally guaranteed for a period of time. Capital cost rebates provide cash payments to a customer which partially offsets the upfront investment in a solar power system. Net metering is a process whereby a customer “lends” electricity to the grid when the customer generates electricity in excess of the customer’s needs. In addition to these incentives, certain states and countries have adopted renewable portfolio standards, or RPS, mandating that a certain amount of the total electricity generated be sourced from solar power. International environmental protection initiatives, such as the Kyoto Protocol seeking to reduce overall carbon dioxide and other gas emissions, also created momentum for government incentives encouraging solar power and other renewable energy sources.

Growing demand for electricity and supply constraints of traditional energy sources.  The International Energy Agency, or IEA, estimates that the worldwide demand for electricity will increase from 16.1 trillion kilowatt hours in 2002 to 31.7 trillion kilowatt hours by 2030. This growth is being driven by increasing electricity demand in both developed and emerging countries. IEA also estimates that over 66% of the world’s electricity is currently generated from traditional fossil fuel sources such as coal, natural gas and oil. Due to declining fossil fuel reserves and escalating electricity consumption, electricity costs have increased. The increased demand coupled with supply constraints of traditional energy sources have highlighted the need to develop alternative energy sources that provide reliable and sustainable electricity generation. Many countries depend on foreign countries for their energy needs, but given the political and economic instability in certain oil and gas producing regions, there is increasing concern among governments over the vulnerability of energy sources. As a result, certain countries have implemented solar power and other renewable energy programs in order to generate energy domestically.

Growing awareness of the advantages of solar power.  Solar power is differentiated by a number of key advantages from conventional energy sources and other forms of renewable energy. These advantages include:

No fossil fuel requirement.  Solar power relies solely on sunlight rather than traditional fossil fuels which have historically experienced supply constraints, volatile pricing and delivery risk.

Clean energy production.  Unlike traditional fossil fuel energy sources and many other renewable energy sources, solar power systems generate electricity with no emissions, noise or habitat impact.

Location-based energy production.  Solar power is a distributed energy source, meaning that the electricity can be generated at the site of consumption. This provides a significant advantage to the end user who is therefore not reliant upon the traditional electricity infrastructure for delivery of electricity to the site of use.

Energy generated to match peak usage times.  Peak energy usage and high electricity costs typically occur mid-day, which also generally corresponds to peak sunlight hours and solar power electricity generation.

Reliable.  Solar power systems generally do not contain moving parts, nor do they require significant ongoing maintenance. As a result, we believe solar power systems are one of the most reliable forms of electricity generation.

Modular.  Solar power systems are made from interconnecting and laminating solar cells into solar modules. Given this method of construction, solar power products can be deployed in many different sizes and configurations to meet specific customer needs.

Key Challenges

While we believe solar power is an attractive alternative to traditional energy sources, the solar power industry does have certain challenges with respect to widespread adoption:

High cost.  Generally, the per kilowatt-hour cost of generating solar electricity, including the upfront capital costs, is greater than retail electricity rates. While government policy mechanisms and heightened consumer awareness are driving solar power adoption, the cost of solar power products remains an impediment to growth. To address this issue, the solar power industry must continue to achieve cost efficiencies throughout the solar power value chain to make solar power cost competitive compared to traditional energy sources. We believe that when the cost of electricity generated from solar power approaches the cost of electricity purchased from conventional electricity sources of power, or grid parity, solar power will become more attractive to consumers, which will result in greater demand for solar power than currently estimated.

Raw material shortage.  According to Solarbuzz, crystalline silicon technology represented 90.2% of the solar cell market in 2006. These solar cells use polysilicon as the main raw material. There is currently an industry-wide shortage of polysilicon, which is expected to last for the next several years. As a result of this raw material shortage, we believe the growth of the solar industry will be hindered in the near term. In addition, we believe effective supply chain management is critical to ensure continued growth for the industry.

Low conversion efficiencies.  Conversion efficiencies measure the ability of solar cells to convert sunlight into electricity. The amount of electricity which can be generated by a solar power system is limited by the conversion efficiencies of various solar technologies. Improving conversion efficiencies is critical in reducing raw material requirements and lowering costs required to manufacture a solar power system with a given output. Higher conversion efficiencies also decrease the size of the solar power system, and thereby lower the system installation costs.

Our Competitive Strengths

We believe that the following strengths enable us to compete effectively and to capitalize on the projected growth in the global solar power market:

Proven Track Record of Capacity Expansion and Scalable Operations

We have a proven track record of rapid capacity expansion and have established scalable manufacturing capacity. Our manufacturing facilities are solely dedicated to the production of solar cells. Within eight months, we completed construction and started trial production of our first manufacturing line with a production capacity of 32 MW per year as of June 2005. Since then, we have successfully installed five additional solar cell manufacturing lines with an aggregate production capacity of 160 MW per year in 2006. As of December 2006, we had an aggregate solar cell manufacturing capacity of 192 MW per year, which makes us one of the leading manufacturers of solar cells in China based upon production capacity according to the March 2006 issue of Photon International, an international solar power industry publication. Through a comprehensive staff training program, we have increased the number of skilled workers from less than 140 in December 2005 to approximately 900 in November 2006, which allowed us to ensure our operation efficiency and the quality of our products while expanding our capacity. We have also shortened the lead time between the trial production and mass commercial production of our manufacturing lines, from three months for our first manufacturing line, to one month for our fourth to sixth lines. In addition to manufacturing capacity expansion, we have been continuously improving our manufacturing process and improving the performance of our products. For instance, the monthly average breakage rate during our manufacturing process reduced from 5.5% in January 2006 to 2.5% in March 2007. Since October 2006, nearly all our solar cells have been made from silicon wafers as thin as 200 microns.

We believe that we achieved these milestones by leveraging our management’s execution and coordination capability, our technical and engineering resources, our supply chain management and marketing ability to overcome the substantial difficulty accompanying the installation and operation of multiple manufacturing lines at the same time. We plan to further increase our annual production capacity of solar cells to approximately 390 MW by the second quarter of 2008, with twelve manufacturing lines in total and four manufacturing lines possessing the capability to produce both P-type and N-type solar cells.

Strong Research and Development Capabilities

We believe that we have one of the strongest solar cell research and development teams among Chinese solar cell manufacturers. Dr. Jianhua Zhao, our vice chairman, president and chief scientist, Dr. Aihua Wang, our vice president and Dr. Fengming Zhang, our vice president are experienced solar power researchers, each with over ten years of experience in the solar power industry. Dr. Zhao and Dr. Wang played leading roles in developing what were the world’s most efficient solar cells with a conversion efficiency rate of 24.7% utilizing P-type crystalline silicon technology during their research work at the Photovoltaics Special Research Centre of the University of New South Wales in Australia in 1999. Dr. Zhang possesses research experience with respect to high conversion efficiency solar cells based on crystalline silicon technology, thin film material deposition and thin film cell fabrication.

Under their direction, our research and development capabilities have enabled us to increase the conversion efficiencies of our products, improve the efficiency of our manufacturing processes and develop and commercialize new solar cell products. Our advanced process technologies allowed us to produce solar cells using silicon wafers with thickness of 200 microns as early as in March 2006, when we believe the solar cell industry in China was still dominated by solar cells made from 240 microns or thicker wafers. Our leading initiative in reducing cell thickness has effectively reduced our use of silicon raw materials. We believe that we will be able to produce solar cells using thinner wafers of 180 or 160 microns by the end of 2007. Our research and development efforts and manufacturing expertise also enable us to manufacture solar cells using a wide variety of silicon wafers, including refined low-grade and off-specification silicon wafers, providing us with flexibility in raw material procurement. Furthermore, we are developing selective emitter cells, an improved version of the P-type solar cells that most solar cell manufacturers produce. Using our experimental manufacturing line, we have manufactured selective emitter cells with an average conversion efficiency rate of 17.6% on a trial basis, and we expect to commence commercial production in 2007.

We have established our own state-of-the-art solar power research center and have installed an experimental manufacturing line dedicated to our research and development of new solar power products. We have also established cooperative relationships with several universities and institutions, including Nanjing University in China, and have entered into an agreement on collaborative research with University of New South Wales, a leading university in the solar power field.

Production in a Low-cost Manufacturing Region

Our location in China allows us to employ a skilled workforce of over 1,200 employees at a considerably lower cost than most of our competitors in Europe, North America and Japan.

We also take advantage of the lower cost of land, facilities, utilities and manufacturing equipment in China compared to more developed countries. We are able to lower our capital expenditures by procuring some of our key manufacturing equipment from low-cost suppliers in China with quality comparable to that of the imported machinery.

Well-balanced and Experienced Management Team

We have a management team that is well-balanced with strong operational experience, execution capability and research and development expertise. Mr. Tingxiu Lu, our chairman and chief executive officer, has approximately fifteen years of experience in establishing, managing and expanding large scale manufacturing operations in China. He led the development of China Electric Equipment Group Co., Ltd. into one of China’s largest transformer manufacturers. Dr. Jianhua Zhao and Dr. Aihua Wang are experienced researchers with achievements in solar cell research and development. Dr. Fengming Zhang possesses a range of operational and research experience in the solar power industry. All of our three scientists have in-depth experience with leading solar power research institutions in Australia and China. We believe this management team provides us with a full range of operational and technical expertise that have been instrumental in achieving our expansion to date, and will contribute to our advance in competition against China-based and overseas competitors.

Existing Relationships with Established Solar Power Industry Participants

We have an established network of relationships with a variety of upstream and downstream participants in the solar power industry which enhance our ability to manage our operations. We source our raw materials, including silicon wafers and other silicon-based raw materials, through various agreements with major manufacturers and trading companies. We also secure silicon wafers from some of our customers, and sell solar cells to them in return. These buy-and-sell arrangements not only ensure a portion of our raw material supplies and mitigate the risk of raw material price increases, but also strengthen our collaborative relationships with customers. We also procure polysilicon, silicon ingots and other silicon-based raw materials from various suppliers, and outsource the production of silicon wafers from these raw materials under toll manufacturing arrangements with third parties. Our diversified sourcing strategy provides us with the flexibility to effectively manage our raw material supply chain. As of the date of this prospectus, we have entered into contracts and framework agreements for sufficient silicon raw material supplies to support our planned production of approximately 110 MW of solar cells in 2007, and we have also entered into contracts and framework agreements for silicon raw material supplies to support approximately 75% of our planned production capacity of approximately 210 MW of solar cells in 2008. The pricing terms under our framework agreements are to be further negotiated. In addition, we have established relationships with module manufacturers in Asia and Europe. We believe this customer base will help us capture the expected solar power industry growth. As of the date of this prospectus, we have entered into contracts and framework agreements for the sale of at least 95% of our planned production in 2007 and approximately 55% of our planned production in 2008. We believe our framework agreements provide us visibility into future sales and also flexibility with respect to pricing as the pricing terms under those agreements are to be further negotiated.

Our Strategies

Our objective is to be a global leader in the innovation, development and manufacture of solar cells. We intend to pursue the following strategies to enhance our competitiveness and increase our market share:

Continue Our Focus on Solar Cell Manufacturing

We will continue to focus on enhancing our capabilities in the development and manufacture of solar cells. We believe that the process technologies and expertise required for cost-effectively developing and manufacturing advanced solar cells on a large scale present high barriers for new entrants into the solar cell market. Developing and maintaining core competencies in solar cell manufacturing will allow us to focus on strengthening relationships with our suppliers and customers instead of competing with them in other segments of the solar power value chain. We will also be able to devote our capital investment and management resources to those areas of the solar cell industry where we have established competitive advantages, in an effort to further improve our operating margins.

Moreover, we believe that when the current shortage in polysilicon subsides, the ability to manufacture higher conversion efficiency solar cells will differentiate us from other solar power product manufacturers. We believe that as the cost of polysilicon normalizes and solar product manufacturers pay similar prices for silicon raw materials, the increase in the wattage output from the same quantity of silicon raw materials brought about by higher conversion efficiency solar cells will result in an effective way to improve gross margins. For example, an increase from 16% to 17% conversion efficiency raises the wattage output of solar cells by approximately 6%, which means resultant revenue increase as solar cells are priced based on watts of electricity they can generate.

Enhance Our Technological Competitiveness Through Continued Research and Development

We will continue to focus our research and development efforts on developing a range of solar cell products. We will also continue to enhance the conversion efficiencies and performance of, and reducing the manufacturing costs of, our current solar cell products through design improvements and streamlined manufacturing processes. We established a world class solar cell laboratory, where two designated groups of researchers headed by Dr. Jianhua Zhao and Dr. Aihua Wang have been working on increasing the conversion efficiencies of our P-type cells and developing the manufacturing process for N-type cells respectively. We seek to further leverage Dr. Zhao’s experience in establishing the world record for the conversion efficiency of P-type solar cells in the course of his work in Australia, and to commercialize certain laboratory research results. Additionally, as soon as we finish the development work, we will launch the commercial production of our N-type solar cells, which generally may have higher conversion efficiencies with raw material costs comparable to our current P-type solar cells. We also plan to develop passivated emitter and rear cells in the future. We believe that these research and development efforts will provide us with a differentiated product portfolio.

Further Expand Our Production Capacity

We believe that large-scale manufacturers will be more competitive as the price of solar power products continues to decline. As a result, we intend to significantly increase production capacity of solar cells from the current 192 MW per year to approximately 390 MW per year by the second quarter of 2008. In addition, we expect that by the second quarter of 2008, four of our manufacturing lines will possess the capability to produce both P-type and N-type solar cells. We believe that our advanced technology and operational experience will allow us to cost-effectively execute our expansion plan. We further expect that this expansion will enhance our economies of scale, reduce our unit manufacturing costs, strengthen our position in raw material procurement and enhance our relationships with our customers.

Further Optimize Raw Material Supply Sources and Enhance Business Relationships with Key Raw Material Suppliers

To further address future fluctuations in silicon raw material supplies, we will continue to pursue a diversified and flexible procurement program to limit our reliance on or overexposure to any particular supply source. We will continue to purchase a range of raw materials, including silicon wafers, silicon ingots and polysilicon in order to secure cost-effective supply channels and minimize the unit cost of raw materials. In addition, we are seeking to build strategic alliances with additional polysilicon producers and wafer suppliers to further secure long-term raw material supplies. Beginning in 2007, we have implemented a strategy to procure more raw material supplies with consistent quality from our selected major suppliers for each of our manufacturing lines. Through optimizing our supply sources, we expect to save the costs that result from adjusting our manufacturing processes for raw materials sourced from different channels and to improve the stability of the quality of the incoming raw material and our output. We will also continue our buy-and-sell arrangements with some customers to satisfy part of the raw material demand for our expanded production capacity. Further, we will seek to enter into supply agreements of varying lengths in order to minimize the risks associated with fluctuations in raw material prices. In the long run, we believe a balanced mix of long-term and short-term supply agreements will provide us access to stable and cost-effective sources of silicon raw materials with consistent quality to support our growth plan. We will also build up our international procurement network by expanding our existing procurement offices in the United States, and by establishing offices in Japan and Germany.

Achieve a Diversified Customer Base

We aim to further develop long-term strategic relationships with key customers that are market leaders or strong niche players in their respective industrial or geographic segments. We believe that these strategic customers will provide consistent revenue streams to minimize business volatility, and we target to achieve a substantial portion of our total net revenues from sales to strategic customers. We believe that, our position as a pure player focusing on solar cell manufacturing minimizes our conflict of interest with module manufacturers and enables us to establish and maintain long-term partnerships with our customers. As more and more module manufacturers are based in China, our proximity to the customers gives us competitive advantages, such as rapid delivery, effective communication and efficient post-sale services. To further diversify our customer base, we will seek to increase our sales to system integrators and secure customers in the market for specialty applications, e.g., solar power streetlights and traffic lights.

Continue to Pursue a Proactive Marketing Strategy and Establish a Global Sales Network

We will continue to pursue a proactive marketing strategy by increasing our marketing force and expanding our sales network. We plan to establish a global sales network to develop strategic partnerships with leading international solar module manufacturer and system integrators. We currently have sales offices in China and the United States, and are seeking to establish offices in other countries, including Japan and Germany. By locating sales personnel globally, we believe that we will enhance our ability to gain new international customers and better serve existing international customers. We will also seek to further develop long-term customer relationships with major solar power companies throughout the world to capture the expected growth in the international solar power markets and limit our sales dependence on any single region. In addition, we believe that an international presence will help establish, strengthen and expand our relationships with leading global suppliers of raw materials.

Products

We currently design, develop, manufacture and sell solar cells. A solar cell is a device made from a silicon wafer that converts sunlight directly into electricity by a process known as the photovoltaic effect. Currently, we produce both monocrystalline and multicrystalline silicon solar cells. The following table sets forth a sample of the types of solar cells we offer with the parameters in March 2007 as indicated.

Monocrystalline or Multicrystalline Solar Cell	Dimensions (mm×mm)	Average Conversion Efficiency (%)	Highest Conversion Efficiency (%)	Peak Power (W)	As a Percentage of Total Output in the First Quarter of 2007 as Measured by MW (%)
Monocrystalline silicon solar cell	125×125 156×156	16.0 16.2	17.9 17.5	2.7 4.2	87.4 2.7

Multicrystalline silicon solar cell	125×125 156×156	15.0 15.6	16.7 17.0	2.6 4.1	2.6 7.3

Manufacturing Process

Our solar cell manufacturing process includes the following main steps:

•

Chemical treatment of silicon wafers.  We first fabricate a textured structure on the wafer surface through chemical treatment to reduce the reflection of sunlight. The chemical treatment process for monocrystalline silicon wafers produces a “pyramid-textured surface,” which traps sunlight into the silicon. For multicrystalline silicon wafers, a similar type of surface structure cannot be readily formed with traditional process technology. We adopt an advanced process that allows the formation on multicrystalline silicon wafers of a similar surface structure to that of monocrystalline silicon wafers. We believe that this technology helps us to achieve high conversion efficiencies for the multicrystalline silicon solar cells that we manufacture.

•

Diffusion process.  Diffusion is a thermal process through which we selectively incorporate impurities into the silicon wafer and form an electrical field within the surface region of the wafer. We have developed different diffusion processing parameters for refined low-grade silicon wafers and off-specification wafers in order to achieve the optimal efficiency for these wafers.

•

Edge isolation.  We achieve electrical isolation between the front and back surfaces of the silicon wafer through a process known as edge isolation. We currently use the conventional method of edge isolation, which is etching the edge with plasma. We are also exploring the use of laser etching technology, which is more appropriate for the treatment of off-specification wafer, and should decrease manufacturing costs and reduce waste gas emissions.

•

Surface passivation.  Surface passivation refers to the process of applying an anti-reflection coating to the front surface of the solar cell to reduce the chemical reaction detrimental to the formation of the electrical current. Our surface passivation technology ensures the appropriate thickness and refractive index of the coating to achieve high conversion efficiencies.

•

Screen printing and firing.  We screen print negative and positive metal contacts, or electrodes, on the solar cell. Silicon and metal electrodes are then connected through an electrode firing process in a furnace at a high temperature. The match between the printing parameters and firing conditions is crucial for the solar cell performance. We have developed proprietary technology in this respect which facilitates our usage of silicon wafers as thin as 200 microns.

Manufacturing Capacity

Since our inception in August 2004, we have significantly expanded our manufacturing capacity to capture the market opportunity for our solar cells. Within eight months, we completed construction on a green-field site and started trial production of our first manufacturing line with a production capacity of 32 MW per year in June 2005. We have been able to shorten the lead time between trial production and mass commercial production for successive manufacturing lines. We began commercial production at our first manufacturing line in August 2005, after three months’ trial production. More recently, we have been able to achieve commercial production at our fourth to sixth manufacturing lines within one month after trial production.

We completed our second to sixth solar cell manufacturing lines and started generating revenues from these lines in 2006. We sold 4.4 MW and 46.4 MW of solar cells in 2005 and 2006, respectively.

As of December 2006, we had six solar cell manufacturing lines with an aggregate production capacity of 192 MW per year, assuming the use of 156-millimeter monocrystalline silicon wafers. Our actual output of solar cells depends on the size of silicon wafers that we use. We plan to increase our aggregate production capacity of solar cells to approximately 390 MW per year by the second quarter of 2008, with 12 manufacturing lines in total, one-third of which will be capable of producing both P-type and N-type solar cells.

We use high-precision manufacturing equipment sourced worldwide to enhance the quality of our finished products. With customized designs, we assemble such equipment into streamlined manufacturing lines to improve the efficiency of our manufacturing processes. We also leverage our location in China to purchase, from domestic suppliers, low-cost equipment with quality comparable to imported machinery.

The table below sets forth a summary of our current manufacturing lines for solar cells as of December 2006:

Solar Cell Manufacturing Line	Time to Achieve Full-scale Manufacturing Capacity	Annualized Manufacturing Capacity(1) (in MW)

Line 1	August 2005	32
Line 2	May 2006	32
Line 3	June 2006	32
Line 4	November 2006	32
Line 5	November 2006(2)	32
Line 6	December 2006(2)	32

Total		192

(1)	Calculated by assuming the use of 156-millimeter monocrystalline silicon wafers.
(2)	To be capable of producing both P-type and N-type solar cells.

Raw Materials

Silicon wafers are the most important raw materials for producing solar cells, with monocrystalline and multicrystalline silicon wafers as the most commonly used materials. We can produce solar cells with either of these types of silicon wafers, and this dual capability provides us with flexibility in raw material procurement.

We seek to procure silicon wafers from various suppliers, including manufacturers and trading companies, most of which are located in China. In addition, we procure polysilicon, silicon ingots and other silicon-based raw materials throughout the various segments of the supply chain, and outsource the production of silicon wafers from these raw materials under toll manufacturing arrangements with third parties. In order to meet a portion of our raw material requirements, we also enter into buy-and-sell arrangements with some of our customers, under which we secure silicon wafers from some of our customers, and sell solar cells to them in return.

In 2006, our principal suppliers of silicon wafers and other silicon-based raw materials include ET Solar Industry Limited, Baoding Tianwei Yingli New Energy Resources Co. Ltd., Sunlight Group Inc., ReneSola and CEEG Nanjing International Trade Co., Ltd. Our top five suppliers supplied approximately 48.4% of our total silicon raw material needs in 2006. Historically, a majority of our silicon wafers and other silicon-based raw materials are supplied pursuant to supply contracts with one year or shorter terms or purchase orders. We are in the process of entering into more long-term supply contracts. As of the date of this prospectus, we have entered into supply contracts and framework agreements with established silicon raw material manufacturers in China, such as Jiangsu Zhong Neng PV-Tech Development Co., Ltd. and Wuxi Zhong Cai Science and Technology Co., Ltd., and several other suppliers. We believe the silicon raw material supplies under these contracts and framework agreements will be sufficient to support our planned production of approximately 110 MW of solar cells in 2007. To hedge against future fluctuations of silicon raw materials prices, the pricing terms under our framework agreements are to be further negotiated.

We have procurement offices in Nanjing, China and the United States and are planning to establish procurement offices in Shanghai, China, Japan and Germany. We believe our procurement team’s geographical proximity to supply sources will help us better communicate with suppliers and respond to them more efficiently.

Our manufacturing process also involves metallic paste, chemicals and other materials. We secure these raw materials from multiple vendors who have demonstrated quality control and reliability.

Quality Assurance and Customer Support and Service

Our quality control consists of three components: incoming inspection through which we ensure the quality of the raw materials that we source from third parties, in-process quality control of our manufacturing processes, and output quality control of finished products through inspection and testing. We have received the ISO 9001: 2000 certification for our quality assurance programs, which we believe demonstrates our technological capabilities and instills customer confidence. We adhere to strict standards when testing the conversion efficiency of our products to ensure that our products perform to specified standards.

A team within our sales group works closely with our quality assurance group to provide customer support and service. We emphasize on gathering customer feedback to our products and timely addressing customer concerns. Our customer support and service team also provides our customers with training and consultation with respect to the application of our products.

Customers and Markets

We sell our solar cells primarily to module manufacturers and systems integrators, who assemble our cells into solar modules and solar power systems for use in various markets, particularly to European markets. In 2006, our major customers included Baoding Tianwei Yingli New Energy Resources Co. Ltd., ET Solar Industry Limited, Wuxi Guofei Green Power Source Co., Ltd., S.E. Project and Dutchsolar. In 2006, each of our top three customers contributed over 10% of our net revenues. Sales to these customers accounted for approximately 53.1% of our total net revenues in 2006.

We currently make a majority of our sales to customers located in China. We also sell our solar cells to customers located in the Italy, South Africa and other countries. The following table sets forth by region our total net revenues derived from sales of our products for the periods indicated:

	Year Ended December 31,
	2005		2006
	(in thousands, except percentages)
Europe:

-Germany	$173	1.2%	$15	—

-Italy	—	—	12,235	8.2%

-Netherlands	7	0.1	8,957	6.0

-Others	—	—	175	0.1

Europe Total	180	1.3	21,382	14.3

PRC	13,487	98.1	119,238	79.7

South Africa	6	—	3,712	2.5

Others	77	0.6	5,189	3.5

Total net revenues	$13,750	100.0%	$149,521	100.0%

In order to continue growing our sales and to reduce our reliance on any particular market segment, we intend to broaden our geographic presence and customer base. While we expect China will continue to be our most significant market for the foreseeable future, we plan to substantially expand our sales of solar cells to several overseas solar power markets, including Germany, Korea, Spain, the United Kingdom and the United States. We are also working towards forming long-term relationships with our current and potential strategic customers, including several leading players in the solar power industry.

We sell our products primarily under sales contracts, purchase orders and buy-and-sell arrangements, which are as follows:

•

Sales contracts and purchase orders.  Historically, we entered into sales contracts of various terms with our customers and were obligated to deliver solar cells according to a pre-agreed price and schedule during the term of the contract. Given the strong industry demand for solar cells and volatilities in average selling price of silicon raw materials and solar cells in recent periods, a substantial portion of our contracts now provide for re-negotiation of price terms based on regular pricing reviews every three or six months. Depending on their credit history with us, we may grant our large customers credit terms of one to three months. With respect to the other customers, we typically request full payment before or upon shipment. We also sell our solar cells via purchase orders placed by our customers.

•

Buy-and-sell arrangements.  Under buy-and-sell arrangements, we obtain silicon wafer supplies from our customers, and are obligated to sell solar cells to them in return. The payment we make for the wafers and the payment our customers make for the solar cells are either settled separately or sometimes offset against each other.

As of the date of this prospectus, we have entered into contracts and framework agreements for the sale of at least 95% of our planned production of 110 MW in 2007 and approximately 55% of our planned production of 210 MW in 2008. In February 2007, we entered into a framework sales contract with ET Solar Industry Limited, under which it agreed to purchase 94 MW of our solar cells in 2007 and 2008. The price of our solar cells is subject to renegotiation if the change of the market price exceeds the benchmark provided in the contract. In February 2007, we entered into a framework sales contract with Wuxi Guofei Green Power Source Co., Ltd., under which it agreed to purchase 60 MW of our solar cells in 2007 and 2008. The prices of our solar cells under this contract for the first quarter of 2007 are fixed, and the prices for subsequent deliveries are to be negotiated quarterly.

Sales and Marketing

We market and sell our solar power products worldwide through our direct sales force, which is based in our facilities in Nanjing, China and California, the United States. Our marketing programs include industrial conferences, trade fairs, sales training, advertising and public relation events. Our sales and marketing groups work closely with our research and development and manufacturing groups to coordinate our product development activities, product launches and ongoing demand and supply planning. We plan to establish a global sales network and have near-term plans to expand our sales network by establishing regional offices in Shanghai, China, Japan and Germany.

We aim to further develop long-term relationships with key customers that are market leaders or strong niche players in their respective industrial or geographic segments. We believe that these customers will provide consistent revenue streams to minimize business volatility, and we target to achieve a substantial portion of our total net revenues from sales to strategic customers. We believe that our position as a pure player focusing on solar cell manufacturing minimizes our conflict of interest with module manufacturers and enables us to establish and maintain long-term partnerships with our customers. As more and more module manufacturers are based in China, our proximity to the customers gives us competitive advantages, such as rapid delivery, effective communication and efficient after sales services. To further diversify our customer base which currently consists primarily of module manufacturers, we will seek to increase our sales to system integrators and develop customers in the market for specialty applications, e.g., solar power streetlight and traffic light.

Research and Development

Our senior management team heads our research and development efforts and sets strategic directions for the advancement of our products and manufacturing processes. Dr. Jianhua Zhao, our vice chairman, president and chief scientist, Dr. Aihua Wang, our vice president and Dr. Fengming Zhang, our vice president are all experienced solar power researchers. Under their guidance, our research and development plans include the following areas:

•

Development of solar cell structures. We are currently developing selective emitter cells, an improved version of the P-type solar cells that most solar cell manufacturers produce. We have started manufacturing selective emitter cells on a trial basis using our experimental manufacturing line. Our selective emitter cells have achieved an average conversion efficiency rate of 17.6% by using standard P-type silicon substrates manufactured with a slightly more complicated cell processing sequence. The manufacture of selective emitter cells will require a high degree of accuracy in the alignment between the diffusion region and the electrode printed on the silicon wafers. We expect to commercially produce selective emitter cells in 2007, by adding high-precision equipment to some of our existing manufacturing lines. We also plan to develop passivated emitter and rear cells in the future. In comparison with selective emitter cells, the manufacture of passivated emitter and rear cells will require P-type silicon substrates with higher quality. We believe passivated emitter and rear cells can achieve high conversion efficiencies without the need for any alignment.

•

Development of the manufacturing process for N-type solar cells. We also focus our research and development efforts on the process technologies of N-type solar cells. The conversion efficiencies of N-type cells may generally be higher than those of P-type solar cells. Based on Dr. Zhao and Dr. Wang’s previous experience working with N-type solar cells, including developing what were the most efficient N-type solar cells in the world, we have successfully conducted research and a large number of experiments on solving the technical problems associated with manufacturing N-type solar cells. We have devoted our research and development efforts to forming P-type emitters, surface passivation, screen printing and other aspects of the N-type solar cell manufacturing process. As we expect to apply process technologies similar to those for manufacturing P-type solar cells, we believe that we will be able to commercially manufacture N-type solar cells with conversion efficiencies higher than those of our current P-type solar cells, but at a comparable cost.

•

Reduce silicon usage by using thinner silicon wafers. Dr. Zhao and Dr. Wang are both experienced in thin cell processing. In 1995, they produced a 47-micron silicon solar cell with a conversion efficiency rate of 21.5%. Under their direction, we are able to use silicon wafers as thin as 200 microns to manufacture our solar cells and are exploring ways to use even thinner silicon wafers and reduce the breakage rate. We are working towards using thinner wafers of 180 or 160 microns in 2007.

•

Increase our solar cell manufacturing efficiency and reduce the manufacturing costs. We continuously strive for optimizing the processing parameters and conditions for each manufacturing step to improve the overall performance of our solar cells, streamline our manufacturing process and reduce the manufacturing costs. We are also working collaboratively with metallic paste manufacturers to reduce the paste used for our manufacturing without affecting solar cell performance.

We believe that the continual improvement of our technology is vital to maintaining our long-term competitiveness. Therefore, we have established our own solar power research center and have installed an experimental manufacturing line dedicated to our research and development.

To further leverage our internal cutting-edge research and development capability, we have established cooperative relationships with several universities and institutions in China, including Nanjing University, one of the leading science and engineering universities in China. We have also entered into an agreement on collaborative research with University of New South Wales, a leading university in the solar power field. We believe our collaborative efforts with these institutions have kept us apprised of the latest industry trends and developments, helped implement our own innovation initiatives and will continue to contribute to our technological advancement.

In addition, several government authorities in China, including State Development and Reform Commission, Ministry of Science and Technology and Jiangsu Science and Technology Department, have provided us or committed to provide us with grants for our research in solar technologies. Jiangsu Science and Technology Department also recognized our research and development capability by establishing the photovoltaic engineering technology research center in our company. We are in the process of inviting solar power experts to form an expert commission for such research center.

Our gross expenditures on research and development were $48,525 and $0.5 million in 2005 and 2006, respectively.

Intellectual Property

As of the date of this prospectus, we have three patent applications pending in China, one of which relates to process technologies for the manufacture of N-type solar cells, and the other two relate to utility models for N-type solar cells. We intend to continue to assess appropriate opportunities for patent protection of those aspects of our technology that we believe provide significant competitive advantage to us.

We also rely on a combination of trade secrets and employee contractual protections to establish and protect our proprietary rights. We believe that many elements of our solar power products and manufacturing processes involve proprietary know-how, technology or data that are not covered by patents or patent applications, including technical processes, equipment designs, algorithms and procedures. We have taken security measures to protect these elements. All of our research and development personnel have entered into confidentiality and proprietary information agreements with us. These agreements address intellectual property protection issues and require our employees to assign to us all of their inventions, designs and technologies that they develop, primarily utilizing our resources or when performing their duties during their employment.

We filed trademark applications for “NPV,” “SUNERGY” and several logos with the PRC Trademark Office in 2006. The registrations for these trademarks have not been completed and according to the PRC law, we have not enjoyed proprietary right to these trademarks yet. Further, China Electric Equipment Group Co., Ltd., or CEEG, and Nanjing PV entered into two trademark license agreements effective as of February 9, 2006 and June 7, 2006, respectively, pursuant to which CEEG granted to Nanjing PV the rights to use the trademarks of “CEEG” and its Chinese characters in Nanjing PV’s ordinary business for ten years.

Competition

The market for solar cells is competitive and continually evolving. We expect to face increased competition, which may result in price reductions, reduced margins or loss of market share. We believe that the key competitive factors in the market for solar cells include:

•	manufacturing efficiency;

•	conversion efficiency and performance;

•	price;

•	strength of supplier relationships; and

•	reputation.

Our competitors include solar power divisions of large conglomerates such as BP Solar, Kyocera, Sanyo and Sharp Corporation, as well as specialized cell manufacturers such as Motech Industries Inc. Q-Cells AG, Suntech Power Holdings Co., Ltd., Solarfun Power Holdings Co. Ltd. and JA Solar Holdings Co., Ltd. Some of our competitors have also become vertically integrated, from upstream polysilicon manufacturing to solar power system integration, such as Renewable Energy Corporation ASA.

Many of our competitors are developing or currently producing products based on alternative solar power technologies, such as thin-film technologies, which may ultimately have costs similar to, or lower than, our projected costs. We expect that we will also need to compete with new entrants to the solar power market. In addition, the entire solar power industry also faces competition from conventional and non-solar renewable energy technologies.

Many of our existing and potential competitors have substantially greater financial, technical, manufacturing and other resources than we do. Our competitors’ greater size in some cases provides them with a competitive advantage with respect to manufacturing costs due to their economies of scale and their ability to purchase raw materials at lower prices. Many of our competitors also have more established distribution networks and larger customer bases. As a result, they may be able to devote greater resources to the research, development, promotion and sale of their products or respond more quickly to evolving industry standards and changes in market conditions than we can.

Environmental Matters

We are in compliance with present environmental protection requirements and have all necessary environmental permits to conduct our business. We also maintain an ISO 14001 environmental management system certification, which demonstrates our compliance with international environmental standards. Our manufacturing processes generate noise, waste water, gaseous wastes and other industrial wastes. We have installed various types of anti-pollution equipment in our facilities to reduce, treat, and where feasible, recycle the wastes generated in our manufacturing process. We outsource the treatment of some of our wastes via third party contracts. Our operations are subject to regulation and periodic monitoring by local environmental protection authorities.

Employees

We had 17 and 228 employees as of December 31, 2004 and 2005, respectively. As of March 31, 2007, we had 1,349 full-time employees, including 645 in manufacturing, 129 in equipment maintenance, 184 in quality assurance, 64 in purchasing, 8 in research and development, 49 in sales and marketing and 270 in general and administrative. All of these employees are located in our facilities in Nanjing, China, except for 4 employees located in our offices in the United States and the Netherlands. Our employees are not covered by any collective bargaining agreement. We consider our relations with our employees to be good.

From time to time, we also employ part-time employees and independent contractors to support our manufacturing, research and development and sales and marketing activities. We plan to hire additional employees as we expand.

Insurance

We maintain property insurance policies with insurance companies for covering our equipment, facilities, buildings and their improvements. These insurance policies cover losses due to fire, earthquake, flood and a wide range of other natural disasters. Insurance coverage for our fixed assets in China amounted to approximately $39.1 million as of December 31, 2006. We are in the process of purchasing director and officer liability insurance for our directors and executive officers. We do not maintain product liability insurance or business interruption insurance. We consider our insurance coverage to be in line with other manufacturing companies of similar size in China.

Facilities

We conduct our research, development and manufacturing of solar cells at our facilities in Nanjing, China, where we occupy a site area of approximately 53,000 square meters. These facilities include office premises with a total floor space of approximately 9,600 square meters and manufacturing facilities with a total floor space of approximately 10,600 square meters that can accommodate up to nine solar cell manufacturing lines. In addition, Nanjing PV and China Electric Equipment Group Co., Ltd, or CEEG, an entity controlled by Mr. Tingxiu Lu, our chairman and chief executive officer, entered into an agreement on December 20, 2006. Pursuant to the agreement, CEEG granted Nanjing PV an option to purchase, prior to December 31, 2007, the right to use a parcel of land of approximately 26,000 square meters at a price of approximately $0.5 million.

Legal Proceedings

We are not involved in any litigation or other legal matters that would have a material adverse impact on our business or operations. We may from time to time be subject to various legal or administrative proceedings arising in the ordinary course of our business.

REGULATION

This section sets forth a summary of the most significant regulations or requirements that affect our business activities in China or our shareholders’ rights to receive dividends and other distributions from us.

Renewable Energy Law and Other Government Directives

In February 2005, China enacted its Renewable Energy Law, which became effective on January 1, 2006. The Renewable Energy Law sets forth policies to encourage the development and use of solar energy and other non-fossil energy. The renewable energy law sets out the national policy to encourage and support the use of solar and other renewable energy and the use of on-grid generation. It also authorizes the relevant pricing authorities to set favorable prices for the purchase of electricity generated by solar and other renewable power generation systems.

The law also sets out the national policy to encourage the installation and use of solar energy water-heating systems, solar energy heating and cooling systems, solar photovoltaic systems and other solar energy utilization systems. It also provides the general principles regarding financial incentives for the development of renewable energy projects. The projects, as listed in the renewable energy industry development guidance catalogue, may obtain preferential loans from financial institutions and can enjoy tax preferences. The State Council is authorized to stipulate the specific tax preferential treatments. However, so far, no rule has been issued by the State Council pertaining to this matter. In January 2006, China’s National Development and Reform Commission promulgated two implementation directives of the Renewable Energy Law. These directives set out specific measures in setting prices for electricity generated by solar and other renewal power generation systems and in sharing additional expenses occurred. The directives further allocate the administrative and supervisory authorities among different government agencies at the national and provincial levels and stipulate responsibilities of electricity grid companies and power generation companies with respect to the implementation of the Renewable Energy Law.

China’s Ministry of Construction also issued a directive in June 2005, which seeks to expand the use of solar energy in residential and commercial buildings and encourages the increased application of solar energy in different townships. In addition, the State Council promulgated a directive in July 2005 which sets out specific measures to conserve energy resources.

Environmental Regulations

We are subject to a variety of governmental regulations related to environmental protection. The major environmental regulations applicable to us include the Environmental Protection Law of the PRC, the Law of PRC on the Prevention and Control of Water Pollution, Implementation Rules of the Law of PRC on the Prevention and Control of Water Pollution, the Law of PRC on the Prevention and Control of Air Pollution, Implementation Rules of the Law of PRC on the Prevention and Control of Air Pollution, the Law of PRC on the Prevention and Control of Solid Waste Pollution, and the Law of PRC on the Prevention and Control of Noise Pollution.

We are in compliance with present environmental protection requirements and have all necessary environmental permits to conduct our business. Our operations are subject to regulation and periodic monitoring by local environmental protection authorities.

Restriction on Foreign Ownership

The principal regulation governing foreign ownership of solar power businesses in the PRC is the Foreign Investment Industrial Guidance Catalogue, effective as of January 1, 2005, or Catalogue. The Catalogue classifies the various industries into four categories: encouraged, permitted, restricted and prohibited. As confirmed by the government authorities, Nanjing PV, our operating subsidiary, is engaged in an encouraged industry. Nanjing PV is permitted under the PRC laws to be wholly owned by a foreign company. Nanjing PV is, accordingly, also entitled to certain preferential treatments granted by the PRC government authorities, such as exemption from tariffs on equipment imported for its own use.

Tax

PRC enterprise income tax is calculated primarily on the basis of taxable income determined under PRC accounting principles. In accordance with Income Tax Law of China for Enterprises with Foreign Investment and Foreign Enterprises, or the Income Tax Law, and the related implementing rules, foreign-invested enterprises incorporated in the PRC are generally subject to an enterprise income tax rate of 33% (30% of state income tax plus 3% of local income tax). The Income Tax Law and the related implementing rules provide certain preferential tax treatments to foreign-invested enterprises which are established in certain areas in the PRC.

Nanjing PV, a foreign-invested enterprise engaged in a manufacturing business and established in Nanjing, which is within a coastal economic zone, is entitled to a preferential enterprise income tax rate of 24%. As a wholly foreign owned enterprise engaged in a manufacturing business, Nanjing PV is also entitled to a two-year exemption from the enterprise income tax for its first two profitable years of operation, which are expected to be 2006 and 2007, and to a 50% reduction of its applicable income tax rate for the succeeding three years, which we expect will be 2008, 2009 and 2010, when we would be subject to an applicable income tax rate of 12%. To enjoy the above preferential treatment, the operation duration of Nanjing PV shall be no less than 10 years.

On March 16, 2007, the National People’s Congress of China enacted a new tax law, under which foreign-invested enterprises and domestic companies would be subject to enterprise income tax at a uniform rate of 25%. There will be a five-year transition period for foreign-invested enterprises, during which they are allowed to continue to enjoy their existing preferential tax treatments. The new tax law will become effective on January 1, 2008. Currently, we do not believe the new tax law will affect the preferential tax treatments enjoyed by us.

Pursuant to the Provisional Regulation of China on Value Added Tax and its implementing rules, all entities and individuals that are engaged in the sale of goods, the provision of processing, repairs and replacement services and the importation of goods into China are generally required to pay value added tax, or VAT, at a rate of 17.0% of the gross sales proceeds received, less any deductible VAT already paid or borne by the taxpayer. Further, when exporting goods, the exporter is entitled to a portion or all of the refund of VAT that it has already paid or borne. Imported raw materials that are used for manufacturing export products and are deposited in bonded warehouses are exempt from import VAT. Accordingly, Nanjing PV is subject to the 17.0% VAT with respect to its sales of solar cells in China, while Nanjing PV export sales of solar cells is exempt from such VAT.

Foreign Currency Exchange

The principal regulations governing foreign currency exchange in China are the Foreign Exchange Administration Regulations (1996), as amended. Under the Regulations, the RMB is freely convertible for current account items, including the distribution of dividends, interest payments, trade and service-related foreign exchange transactions, but not for capital account items, such as direct investment, loan, repatriation of investment and investment in securities outside China, unless the prior approval of the State Administration for Foreign Exchange of China, or SAFE, is obtained.

Pursuant to the Administration Rules of the Settlement, Sale and Payment of Foreign Exchange (1996), foreign-invested enterprises in China may purchase or remit foreign exchange, subject to a cap approved by the SAFE, for settlement of current account transactions without the approval of the SAFE. Foreign exchange transactions under the capital account are still subject to limitations and require approvals from, or registration with, the SAFE and other relevant PRC governmental authorities.

The business operations of Nanjing PV, which are subject to the foreign currency exchange regulations, have all been in compliance with these regulations.

Dividend Distribution

The principal regulations governing distribution of dividends of wholly foreign-owned enterprises include the Wholly Foreign-owned Enterprise Law (1986), as amended by the Decision on Amending the Law of the PRC on Wholly Foreign-owned Enterprise (2000), and the Implementing Rules of the Wholly Foreign-owned Enterprise Law (1990), as amended by the Decision of the State Council on Amending the Implementing Rules of the Law of the PRC on Wholly Foreign-owned Enterprises (2001).

Under these regulations, foreign-invested enterprises in China may pay dividends only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, wholly foreign owned enterprises in China are required to set aside at least 10% of their respective after-tax profits based on PRC accounting standards each year, if any, to fund its general reserves fund, until the accumulative amount of such reserves reaches 50% of its registered capital. These reserves are not distributable as cash dividends. A wholly foreign owned enterprise is also required to allocate a portion of its after-tax profits, as determined by its board of directors, to its staff welfare and bonus funds.

Intellectual Property Rights

The Patent Law (1984), as amended by the Decision on Amending the Patent Law (2000), and the Implementing Rules of the Patent Law (2001), as amended by the Decision on Amending the Implementing Rules of the Patent Law (2002) provide the application and protection of patents. An invention patent shall be valid for twenty years and an external design patent and a utility model patent shall be valid for ten years, commencing on their application dates, respectively. Any persons or entities using a patent without the consent of the patent owner, making counterfeits of patented products, or conducting other activities which infringe upon patent rights will be held liable for compensation to the patent owner, fines charged by the administrative authorities and even criminal punishment. Our operating subsidiary, Nanjing PV, has three patent applications pending in China, one of which relates to process technologies for the manufacture of N-type solar cells, and the other two are utility models for N-type solar cells.

MANAGEMENT

Directors and Executive Officers

The following table sets forth information regarding our directors and executive officers as of the date of this prospectus.

Directors and Executive Officers	Age	Position

Tingxiu Lu	46	Chairman and Chief Executive Officer

Jianhua Zhao	52	Vice Chairman, President and Chief Scientist

Guangyou Yin	41	Director, Vice President - Operations

Fengming Zhang	42	Director, Vice President - Manufacturing

Shiliang Guo	44	Director

James Shaofeng Qi	49	Chief Financial Officer

Aihua Wang	54	Vice President - Research and Development

Fischer Xiaodong Chen	38	Vice President - Financing and Investor Relations

Richard Yumin Gu	44	Vice President - Sales and Purchasing

Directors

Mr. Tingxiu Lu is chairman of our board of directors and our chief executive officer and has been with our company since 2004. Since 2003, Mr. Lu has served as the chairman of the board of directors of China Electric Equipment Group Co., Ltd., or CEEG, a Chinese company that mainly manufactures power transformer. He has been chairman and general manager of Jiangsu CEEG Transformer Manufacturing Co., Ltd. since 2002, and has been a member of the supervisory board of Jiangsu CEEG Electrical Transmission and Distribution Equipment Co., Ltd. since 2003. Mr. Lu has been chairman of Jiangsu Xinde Assets Management Co., Ltd. and Nanjing Xinde Assets Management Co., Ltd., two investment management and investment holding companies, since 2006. From 1991 to 2003, Mr. Lu was the general manager of Jiangsu CEEG Electrical Equipment Manufacturing Co, Ltd, the predecessor of CEEG. Mr. Lu was awarded the China Excellent Entrepreneur award by the China Entrepreneur Confederation in 2005. He was also named as a 2005 Top Ten Distinguished Youth Entrepreneur of Jiangsu Province in 2005 by Jiangsu Province Development and Reform Commission and other government bodies. Mr. Lu graduated from an executive business management program at Tsinghua University in 2006.

Dr. Jianhua Zhao is vice chairman of our board of directors, president and chief scientist of our company and has been with our company since 2004. From 2002 to June 2006, he was an associate professor of the Centre of Excellence for Advanced Silicon Photovoltaics and Photonics, formerly known as the Photovoltaics Special Research Centre, at the University of New South Wales in Australia, and also served as its deputy director from 1999 to June 2006. At the Photovoltaics Special Research Centre, he was a senior lecturer (senior research fellow) from 1991 to 2001. Dr. Zhao is a senior member of IEEE Electron Device Society, member of Australia and New Zealand Solar Energy Society and member of Chinese Renewable Energy Society. Dr. Zhao graduated from Nanjing Institute of Technology in 1978 and received his master’s degree from the same university in 1982, and received a Ph.D. degree in electrical engineering from the University of New South Wales in Australia in 1989. Dr. Zhao has published 65 papers in scientific journals, including one published in Nature magazine, 107 papers in international scientific conferences, and 32 research reports. Dr. Zhao is the husband of Dr. Aihua Wang.

Mr. Guangyou Yin is a director and vice president of our company in charge of operations and has been with our company since 2004. He has been the chairman of Jiangsu CEEG Electrical Transmission and Distribution Equipment Co., Ltd. since 2003. Mr. Yin was the standing vice general manager from 2003 to 2004 and an executive vice general manager from 1997 to 2003 of China Electric Equipment Group Co., Ltd., or CEEG. Currently, Mr. Yin also serves as director of several affiliates of CEEG. Mr. Yin studied in a finance program with the Central Agricultural Radio School from in China 1985 to 1988 and graduated from an executive business management program at Southeast University in China in 2004.

Dr. Fengming Zhang is a director and vice president of our company in charge of manufacturing and has been with our company since 2004. Dr. Zhang has been a professor at the Department of Physics of Nanjing University in China since 2002 and is currently a supervisor for Ph.D. students. Dr. Zhang is also a professor of Fujian Normal University in China since 2005. From 1997 to 2002, he worked as a research scientist at Pacific Solar Pty Ltd in Australia. From 2001 to 2002, he worked with Wuxi Suntech Power Co., Ltd. as the director for research and development center. Dr. Zhang has published a number of articles and papers in solar power related journals. Dr. Zhang received a bachelor’s degree in physics from Shandong University China in 1986, a master degree in physics from the Institute of Physics of Chinese Academy of Sciences in 1989, and a Ph.D. degree in physics from the University of Newcastle in Australia in 1996. He is a professional committee member of Chinese Physical Society. Dr. Zhang was selected for the New Century Talent Support Program run by the PRC Ministry of Education in 2006.

Mr. Shiliang Guo has been a director of our company since May 2006. Mr. Guo has been the chief financial officer of China Electric Equipment Group Co., Ltd. since October 2004. From 1993 to 2004, Mr. Guo served as chief accountant with Yangzhou Zhengxin Certified Public Accountant Co., Ltd., Yangzhou Xingda Certified Public Accountant Co., Ltd. and Yangzhong Certified Public Accountant Co., Ltd., respectively. Mr. Guo received a bachelor’s degree in finance from Suzhou University in China in 1984. He obtained the qualification of PRC Certified Public Accountant in 1993.

Independent Directors

Mr. Alan Howard Smith, age 63, will become an independent director of our company upon the Securities and Exchange Commission’s declaration of effectiveness of our registration statement on Form F-1, of which this prospectus is a part. Mr. Smith currently acts as a director of approximately 20 companies, including several companies listed on the Stock Exchange of Hong Kong Limited, Singapore Exchange Limited and the Irish Stock Exchange. He was the vice chairman at Credit Suisse First Boston, Asia Pacific from 1997 to 2001. Mr. Smith was elected a council member of the Stock Exchange of Hong Kong Limited on two occasions, from 1995 to 1996 and from 1988 to 1989, respectively. He was a member of the Hong Kong Special Administrative Region Government’s Economic Advisory Committee from 1994 to 2001, and was a member of the Hong Kong Government’s Standing Committee on Company Law Reform from 1988 to 1998. Mr. Smith graduated with a LL.B. (Honours) degree from Bristol University, England in 1964 and was admitted as a solicitor in England in 1967 and in Hong Kong in 1970.

Mr. Xiaoqian Zhou, age 66, will become an independent director of our company upon the Securities and Exchange Commission’s declaration of effectiveness of our registration statement on Form F-1, of which this prospectus is a part. Mr. Zhou is an independent director of Xuji Electric Stock Co., Ltd. and Tebian Electric Appliance Stock Co., Ltd. He is a vice director of Chinese Energy Research Society and chairman of the Chinese Society for the Development of Power. Mr. Zhou has over 40 years of experience in the power industry in China. He was a consultant to the State Grid Corporation of China from 2001 to 2004, and was an assistant general manager of the same company from 1998 to 2001. From 1996 to 1999, Mr. Zhou was the general manager of China Grid Construction Co., Ltd. Mr. Zhou graduated from Zhejiang University with a major in thermal power equipment in 1964.

Executive Officers

Mr. James Shaofeng Qi is our chief financial officer and has been with our company since January 2007. From 2005 to 2006, Mr. Qi worked with Tiens Group Company, a bio-pharmaceutical and healthcare company, serving as the finance director of the global financial center and executive director of the global restructuring committee and the financial director of its subsidiary, Tiens Biotech Group (USA), Inc., a company listed on the American Stock Exchange. From 2004 to 2005, Mr. Qi was the chief financial officer, vice president and executive director of the board of Sheng Xing Group, a conglomerate engaged in the retail chain store business and real estate business. He was the principal financial officer of China International Industry & Commerce (Group) Co. Ltd., a conglomerate engaged in the real estate, logistics and hotel management businesses, from 2003 to 2004. From 1997 to 2003, he served as the chief financial officer and senior financial consultant of the China Operation Department of Delta and Pine Land Company, a biochemical company listed on the New York Stock Exchange. Mr. Qi received his doctorate degree in business administration, or DBA, from Honolulu University in 2003 and honored DBA from Lincoln University in 2003, respectively. He also received his MBA degree from Wayne State University in 1997, a master’s degree in management science from Maine Maritime Academy in 1994 and bachelor’s degree in accounting from Shanghai Maritime Institute in 1984. Mr. Qi has been a member of the Australian National Institute of Accountants since 2005, a member of the U.S. Institute of Management Accountants since 2000 and member of the Association of Professional Business Management with the title of Certified Business Manager since 2001. He received a diploma in accounting and finance accredited by the Association of Chartered Certified Accountants in 2000.

Dr. Aihua Wang is a vice president of our company in charge of research and development and has been with our company since 2004. From 2000 to June 2006, she was a research fellow at the Centre of Excellence for Advanced Silicon Photovoltaics and Photonics, formerly known as the Photovoltaics Special Research Centre, at the University of New South Wales in Australia. At the Photovoltaics Special Research Centre, she was a project scientist from 1991 to 2000. She was an engineer at Applied Solar Energy, Inc. in California from 1990 to 1991. Dr. Wang published a number of research articles and papers on solar cells. Dr. Wang graduated from Nanjing Institute of Technology in China in 1978 and received a Ph.D. degree in electronic engineering from the University of New South Wales in Australia in 1992.

Mr. Fischer Xiaodong Chen is a vice president of our company in charge of financing and investor relations and has been with our company since June 2006. From 2002 to 2006, he was a banker with JPMorgan Chase’s China investment banking department, with his last role as vice president. He was involved in a number of initial public offerings and merger and acquisition transactions. From 2001 to 2002, he was an associate with equity capital markets department of JPMorgan Hong Kong. From 1993 to 2001, he worked with Chase Manhattan Bank’s Tianjin branch as a relationship manager covering the bank’s multinational clients and assistant manager at banking operations. Mr. Chen received his bachelor’s degree in international finance from Tianjin College of Finance and Economics in China in 1992.

Mr. Richard Yumin Gu is a vice president of our company in charge of sales and purchasing and has been with our company since January 2007. From 2001 to 2006, Mr. Gu was the general manager of Shanghai Ever-rich Electric Equipment Co. Ltd., a company engaging in the electric equipment business. From 1992 to 2001, Mr. Gu worked with various subsidiaries and a joint venture of DuPont, a multinational chemicals and health care conglomerate. From 1999 to 2001, he was a regional business manager of DuPont China Limited, serving for its department in charge of electrical insulation and advance fiber system business. From 1996 to 1999, he served as a technical consultant and marketing manager of DuPont Teijin Paper Asia Limited. From 1992 to 1996, he served as an account manager of DuPont China Holding Company Limited. Mr. Gu received his bachelor’s degree in electrical engineering from Xi’an Jiao Tong University in China and completed MBA correspondence courses with Auckland University of New Zealand in 1999.

The address of our directors and executive officers is c/o China Sunergy Co., Ltd., No. 123 Focheng West Road, Nanjing Jiangning Economic & Technical Development Zone, Nanjing, Jiangsu Province 211100, People’s Republic of China.

Board of Directors

Our board of directors currently has five directors, all designated by the holders of our ordinary shares.

Under our amended articles of association, which will become effective immediately upon the completion of this offering, our board of directors will consist of at least two directors. Our directors will be elected by the holders of our ordinary shares, which will include current holders of preferred shares that will be converted to our ordinary shares immediately upon completion of this offering, without provision for any class voting.

A director is not required to hold any shares in the company by way of qualification. A director may vote with respect to any contract, proposed contract or arrangement in which he is materially interested. A director may exercise all the powers of the company to borrow money, mortgage its undertakings, property and uncalled capital, and issue debentures or other securities whenever money is borrowed or pledged as security for any obligation of the company or of any third party. Prior to the completion of this offering, we intend to establish three committees under the board of directors: the audit committee, the compensation committee and the nominating committee. We intend to adopt a charter for each committee.

Committees of the Board of Directors

Prior to the closing of this offering, we intend to establish three committees under the board of directors: the audit committee, the compensation committee and the corporate governance and nominating committee. In compliance with Rule 4350 of the Nasdaq Stock Market, Marketplace Rules, a majority of the members of our audit committee will be independent directors during the one-year transition period after our ADSs are listed on the Nasdaq Global Market and all of the members of our audit committee will be independent directors thereafter. We intend to adopt a charter for each of the three committees prior to the closing of this offering. Each committee’s members and functions are described below.

Audit Committee.  Our audit committee will consist of Mr. Alan Howard Smith, Mr. Xiaoqian Zhou and Mr. Jianhua Zhao. Mr. Smith and Mr. Zhou will satisfy the independence requirements of Rule 10A-3 under the Securities Exchange Act of 1934, as amended, and Rule 4350 of Nasdaq Stock Market, Marketplace Rules. The audit committee will oversee our accounting and financial reporting processes and audits of the financial statements of our company. The audit committee will be responsible for, among other things:

•	selecting the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

•	reviewing with the independent auditors any audit problems or difficulties and management’s response;

•	reviewing and approving all proposed related party transactions, as defined in Item 404 of Regulation S-K under the Securities Act;

•	discussing the annual audited financial statements with management and the independent auditors;

•	reviewing major issues as to the adequacy of our internal controls and any special audit steps adopted in light of material control deficiencies; and

•	meeting separately and periodically with management and the independent auditors.

Compensation Committee.  Our compensation committee will consist of Mr. Alan Howard Smith and Mr. Xiaoqian Zhou. Mr. Smith and Mr. Zhou will satisfy the independence requirements of Rule 4350 of Nasdaq Stock Market, Marketplace Rules. The compensation committee will assist the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee will be responsible for, among other things:

•	reviewing and approving the total compensation package for our senior executives; and

•	reviewing periodically and approving any long-term incentive compensation or equity plans, programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans.

Corporate Governance and Nominating Committee.  Our corporate governance and nominating committee will consist of Mr. Alan Howard Smith and Mr. Xiaoqian Zhou. Mr. Smith and Mr. Zhou will satisfy the independence requirements of Rule 4350 of Nasdaq Stock Market, Marketplace Rules. The corporate governance and nominating committee will assist the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The corporate governance and nominating committee will be responsible for, among other things:

•

identifying and recommending qualified candidates to the board for selection of directors nominees for election or re-election to the board of directors and committees of the board of directors, or for appointment to fill any vacancy;

•

reviewing annually with the board of directors the current composition of the board of directors with regards to characteristics such as independence, age, skills, experience and availability of service to us; and

•

advising the board of directors periodically with regard to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to the board of directors on all matters of corporate governance and on any remedial actions to be taken.

Duties of Directors

Under Cayman Islands law, our directors have a statutory duty of loyalty to act honestly in good faith with a view to our best interests. Our directors also have a duty to exercise the skill they actually possess with the care and diligence that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association. A shareholder has the right to seek damages if a duty owed by our directors is breached.

Terms of Directors and Officers

Our shareholders have designated our directors into three classes, namely Class A directors, Class B directors and Class C directors, who shall retire from office and be eligible for re-election at the first, second and third annual general meeting after this offering, respectively. Mr. Tingxiu Lu and Mr. Shiliang Guo have been designated as Class A directors. Mr. Jianhua Zhao has been designated as Class B director. Mr. Guangyou Yin and Mr. Fengming Zhang have been designated as Class C directors. Our independent director candidates, Mr. Alan Howard Smith and Mr. Xiaoqian Zhou have been designated as Class B director and Class C director, respectively. At each subsequent annual general meeting after the third annual general meeting after this offering, the directors of the class who have been longest in office shall retire and shall be eligible for re-election. A director may only be removed by the shareholders. Officers are elected by and serve at the discretion of the board of directors.

Employment Agreements

We have entered into employment agreements with each of our executive officers. Under these agreements, each of our executive officers is employed for a specified time period. We may terminate the employment for cause, at any time, without remuneration, for certain acts of the employee, including but not limited to a conviction or plea of guilty to a felony, willful dishonesty to us and willful and continued failure to perform substantially all his agreed-to duties after a reasonable opportunity to cure the failure. An executive officer may terminate his employment at any time without penalty if there is any failure by us to comply with any material provisions of the employment agreement, any change in his duties or responsibilities in any material and adverse respect. Furthermore, either party may terminate the employment at any time without cause upon advance written notice to the other party. If we terminate the employment without cause, the executive officer will be entitled to a severance payment equal to a certain specified number of months of his or her then base salary.

Each executive officer has agreed to hold in confidence and not to use, except as required in the performance of his duties in connection with the employment, any confidential information relating to the business of our company, affiliates or customers. The executive officers have also agreed to disclose to us all inventions, designs and trade secrets which they conceive, develop or reduce to practice during the employment and to assign all right, title and interest in them to us.

Compensation of Directors and Executive Officers

For the year ended December 31, 2006, the aggregate cash compensation that we paid to our executive officers was approximately $0.3 million. There are no service contracts between us and our directors, except for those directors who are also our executive officers.

Share Incentive Plan

In October 2006, our board of directors adopted a share incentive plan which was amended in April 2007, to link the personal interests of our board members, employees and consultants to those of our shareholders by providing them with an incentive to generate superior returns for our shareholders, as well as to provide us with the flexibility to motivate, attract and retain the services of these individuals upon whose judgment, interest and special effort the successful conduct of our operations is dependent. Our share incentive plan provides for the grant of options, referred to as “awards,” and we have reserved 2,500,000 shares for issuance under our share incentive plan.

Administration.  Our share incentive plan is administered by our compensation committee or, in its absence, by our board of directors. Our compensation committee will determine the provisions, terms and conditions of our awards.

Awards.  Awards granted are evidenced by an award agreement that sets forth the terms, conditions and limitations for each award. Options provide for the right to purchase our ordinary shares at a specified price, and usually will become exercisable in installments after the grant date. The option exercise price may be paid in cash, by check, by our ordinary shares which have been held by the option holder for such time as may be required to avoid adverse accounting treatment, by other property with value equal to the exercise price, through a broker assisted cash-less exercise or by such other methods as our compensation committee or board of directors may approve from time to time.

Termination of Plan.  Unless terminated earlier, our share incentive plan will expire in 2016. Our board of directors has the authority to amend or terminate our share incentive plan subject to shareholder approval to the extent necessary to comply with applicable law. However, no such action may impair the rights of any recipient of the awards unless agreed by the recipient and the share incentive plan administrator.

The following table summarizes, as of the date of this prospectus, the outstanding options granted under our plan to several of our directors and executive officers and to other individuals. These options vest over a four-year period beginning in October 2006, November 2006, or April 2007.

Name	Ordinary Shares Underlying Options Granted	Exercise Price	Grant Date	Date of Expiration

James Shaofeng Qi	*	70% of the price of this offering[1]	April 2007	April 2017
Fischer Xiaodong Chen	*	$2.0 for 2006 grant and 70% of the price of this offering[1] for 2007 grant	October 2006, April 2007	October 2016, April 2017
Alan Howard Smith	*	70% of the price of this offering[1]	April 2007	April 2017
Xiaoqian Zhou	*	70% of the price of this offering[1]	April 2007	April 2017
Directors and executive officers as a group	705,600	$2.0 or 70% of the price of this offering[1]

Other individuals as a group	1,201,700	$2.0 or 70% of the price of this offering[1]	October 2006, November 2006 or April 2007	October 2016, November 2016 or April 2017

*	Less than 1% of our outstanding ordinary shares.
[1]	Exercise price per ordinary share to be calculated based on the offering price per ordinary share.

PRINCIPAL SHAREHOLDERS

The following table sets forth information with respect to the beneficial ownership of our ordinary shares, assuming the conversion of all of our preferred shares into ordinary shares, as of the date of this prospectus, by:

•	each of our directors and executive officers; and

•	each person known to us to own beneficially more than 5.0% of our ordinary shares.

The calculations in the table below assume there are [•] ordinary shares outstanding as of the date of this prospectus and [•] ordinary shares outstanding immediately after the closing of this offering, assuming the underwriters do not exercise their over-allotment option.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of ordinary shares owned by a person and the percentage ownership of that person, we have included ordinary shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant or other right or the conversion of any other security. These ordinary shares, however, are not included in the computation of the percentage ownership of any other person.

	Ordinary Shares Beneficially Owned Prior to This Offering		Ordinary Shares Beneficially Owned After This Offering
	Number	%	Number	%
Directors and Executive Officers:
Tingxiu Lu (1)	39,184,200	21.86
Jianhua Zhao (2)	20,304,000	11.32
Aihua Wang (2)	20,304,000	11.32
Fengming Zhang (3)	9,720,000	5.42
Guangyou Yin	—	—
Shiliang Guo	—	—
James Shaofeng Qi	—	—
Fischer Xiaodong Chen	—	—
Richard Yumin Gu	—	—
All Directors and Executive Officers as a Group	132,966,100	74.17

Principal Shareholders:
Elite Shine Group Limited (4)	39,184,200	21.86
Smooth King Investments Limited (5)	21,295,800	11.88
Brightest Power Holdings Limited (6)	20,304,000	11.32
Exuberance Investment Limited (7)	33,019,900	18.42
PraxCapital Fund II, L.P. (8)	22,098,000	12.33
Luck Great Investments Limited (9)	9,720,000	5.42

(1)	Includes 39,184,200 ordinary shares held by Elite Shine Group Limited, a British Virgin Islands company, which is 100% owned by Mr. Lu. The business address for Mr. Lu is No. 123 Focheng West Road, Nanjing Jiangning Economic & Technical Development Zone, Nanjing, Jiangsu Province 211100, People’s Republic of China.
(2)	Includes 20,304,000 ordinary shares held by Brightest Power Holdings Limited, a British Virgin Islands company, which is 100% owned by Dr. Zhao and Dr. Wang. Dr. Zhao and Dr. Wang are husband and wife, and their business address is No. 123 Focheng West Road, Nanjing Jiangning Economic & Technical Development Zone, Nanjing, Jiangsu Province 211100, People’s Republic of China.
(3)	Includes 9,720,000 ordinary shares held by Luck Great Investments Limited, a British Virgin Islands company, which is 100% owned by Dr. Zhang. Dr. Zhang’s business address is No. 123 Focheng West Road, Nanjing Jiangning Economic & Technical Development Zone, Nanjing, Jiangsu Province 211100, People’s Republic of China.
(4)	Elite Shine Group Limited is 100% owned by Mr. Lu. The address of Elite Shine Group Limited is P.O. Box 957, Offshore Incorporation Centre, Road Town, Tortola, British Virgin Islands.

(5)	Smooth King Investments Limited is 100% owned by Ms. Yingchun Huang. The address of Smooth King Investments Limited is P.O. Box 957, Offshore Incorporation Centre, Road Town, Tortola, British Virgin Islands.
(6)	Brightest Power Holdings Limited is 100% owned by Dr. Zhao and Dr. Wang. The address of Brightest Power Holdings Limited is P.O. Box 957, Offshore Incorporation Centre, Road Town, Tortola, British Virgin Islands.
(7)	Represents ordinary shares issuable upon conversion of Series B preferred shares held by Exuberance Investment Limited, a British Virgin Islands company, with the registered address at P.O. Box 173, Kingston Chambers, Road Town, Tortola, British Virgin Islands. Exuberance Investment Limited is majority owned by China Harvest Fund, L.P., a Cayman Islands exempted limited partnership, with the registered address at the offices of M&C Corporate Services Limited, P.O. Box 309GT, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands. The general partner of China Harvest Fund, L.P. is China Renaissance Capital Investment, L.P., a Cayman Islands exempted limited partnership. Voting and investment power of shares beneficially held by China Harvest Fund, L.P. is exercised by the investment committee of China Renaissance Capital Investment, L.P. which consists of Mark Qiu, Hung Shih, Li Zhenzhi, Charles Pieper and Nicole Arnaboldi. The address for these committee members is c/o China Renaissance Capital Investment, L.P., M&C Corporate Services Limited, P.O. Box 309GT, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands.
(8)	Represents ordinary shares issuable upon conversion of Series A preferred shares held by PraxCapital Fund II, L.P., a Cayman Islands limited partnership, with the registered address at M&C Corporate Services Limited, P.O. Box 309GT, Ugland House, South Church St., George Town, Grand Cayman. The general partner of PraxCapital Fund II, L.P. is Prax Capital GP II, a Cayman Islands company. Prax Capital GP II is controlled by its board of directors, consisting of Jose Luis Artiga, Fernando R. Vila and Jeff Yao. The address for these directors is c/o Prax Capital GP II, P.O. Box 309 GT, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands.
(9)	Luck Great Investments Limited is 100% owned by Dr. Zhang. The address of Luck Great Investments Limited is P.O. Box 957, Offshore Incorporation Centre, Road Town, Tortola, British Virgin Islands.

None of our shareholders has different voting rights from other shareholders after the closing of this offering. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

RELATED PARTY TRANSACTIONS

Restructuring

As Nanjing PV is a company incorporated in China, PraxCapital Fund II, L.P., or PraxCapital, incorporated Sunergy BVI in the British Virgin Islands in January 2006 to facilitate its investment in our company offshore. PraxCapital contributed $13.1 million to Sunergy BVI in January 2006 to facilitate the subsequent restructuring steps, and Sunergy BVI issued one ordinary share to PraxCapital in January 2006 to complete Sunergy BVI’s incorporation procedures. Of the above $13.1 million contributed by PraxCapital, $10 million was further lent to Nanjing PV to finance its operations, and the remaining $3.1 million was lent to the foreign shareholders of Nanjing PV, i.e., Dr. Jianhua Zhao, Dr. Aihua Wang and Dr. Fengming Zhang, in March 2006.

Due to PRC legal restrictions on the direct exchange of onshore equity interests for offshore shares, Sunergy BVI, PraxCapital, Nanjing PV and the shareholders of Nanjing PV entered into a warrant purchase agreement in March 2006 to achieve the following goals: (i) Sunergy BVI would acquire all equity interests in Nanjing PV for nominal consideration; (ii) the shareholders of Nanjing PV or their assignees would acquire ordinary shares of Sunergy BVI according to such shareholders’ proportionate ownership in Nanjing PV, but the percentage of ordinary shares of Sunergy BVI to be owned by the foreign shareholders, i.e., Dr. Jianhua Zhao, Dr. Aihua Wang and Dr. Fengming Zhang, or their assignees, would be less than their original proportionate ownership in Nanjing PV, because these foreign shareholders intended to effectively exchange a portion of the ordinary shares that they or their assignees would be entitled to, representing 3.2% of their original equity interests in Nanjing PV, for the above $3.1 million lent to them, and (iii) Sunergy BVI would issue Series A preferred shares to PraxCapital in consideration of its above contribution of $13.1 million.

As agreed under the warrant purchase agreement, in April 2006, Sunergy BVI purchased all of the outstanding equity interests in Nanjing PV from the shareholders of Nanjing PV. The foreign shareholders of Nanjing PV, i.e., Dr. Jianhua Zhao, Dr. Aihua Wang and Dr. Fengming Zhang, three of our executive officers, have released Sunergy BVI from its obligation to pay the purchase price of approximately $6.3 million. In accordance with the common practice in China, the PRC shareholder, Nanjing Xinde Assets Management Co., Ltd., or Xinde, an entity controlled by our chairman, Mr. Tingxiu Lu, was paid not less than its investment cost in Nanjing PV, approximately $4.0 million. Under the above warrant purchase agreement, such amount was then contributed back to Nanjing PV by Xinde as a cash advance to finance Nanjing PV’s operations, and subsequently gifted to Nanjing PV by Xinde in September 2006.

In April 2006, after Sunergy BVI acquired all of the outstanding equity interests in Nanjing PV, pursuant to the above warrant purchase agreement, Sunergy BVI issued warrants to purchase an aggregate of 1,045,440 ordinary shares at the exercise price of $0.01 per share to the assignees of the original shareholders of Nanjing PV as follows:

Shareholders of Nanjing PV	Relationship	Assignees Who Received the Warrant	Number of Shares Underlying the Warrants	Relationship
Dr. Jianhua Zhao	our vice chairman, president and chief scientist	Brightest Power Holdings Limited	203,040	controlled by Dr. Jianhua Zhao and his wife, Dr. Aihua Wang

Dr. Aihua Wang	our vice president in charge of research and development	Brightest Power Holdings Limited	203,040	controlled by Dr. Aihua Wang and her husband, Dr. Jianhua Zhao

Dr. Fengming Zhang	one of our directors, and our vice president in charge of manufacturing	Luck Great Investments Limited	97,200	controlled by Dr. Fengming Zhang
		Deutsche Bank AG acting through its London Branch	54,000	assignee
		Talent Day Investments Limited	86,400	controlled by Mr. Chengrong Xu, our then vice president in charge of administration and human resources

Xinde	jointly owned by Mr. Tingxiu Lu, our chairman and chief executive officer, and Ms. Yingchun Huang	Elite Shine Group Limited	391,842	controlled by Mr. Tingxiu Lu
		Smooth King Investments Limited	212,958	controlled by Ms. Yingchun Huang

In April 2006, with the exception of Deutsche Bank AG acting through its London Branch, or Deutsche Bank, the other assignees of the original shareholders of Nanjing PV, whose relationship with our company or our affiliates are listed in the above table, requested Sunergy BVI to issue the ordinary shares underlying all the warrants that they held. As a result, 991,440 ordinary shares were issued to these assignees in April 2006, including 391,842 ordinary shares to Elite Shine Group Limited, 212,958 ordinary shares to Smooth King Investments Limited, 203,040 ordinary shares to Brightest Power Holdings Limited, 97,200 ordinary shares to Luck Great Investments Limited and 86,400 ordinary shares to Talent Day Investments Limited. According to the terms of the warrants, each of the above warrant holders should have paid the exercise price when the ordinary shares were issued to them. These warrant holders actually paid the exercise price of $0.01 per share in September 2006. In August 2006, 54,000 ordinary shares were issued upon Deutsche Bank’s exercise of the warrant that it held by paying Sunergy BVI the exercise price of $0.01 per share. These 1,045,440 ordinary shares in the aggregate issued upon the exercise of the warrants are just the same shares exchanged for China Sunergy’s 1,045,440 ordinary shares in August 2006, as discussed below.

After the above transactions, the foreign shareholders of Nanjing PV effectively relinquished 3.2% of their equity interests in Nanjing PV in consideration of Sunergy BVI’s above loan of $3.1 million. If these foreign shareholders had not relinquished such 3.2% equity interests, Sunergy BVI would have issued an aggregate of 1,080,000 ordinary shares to the assignees of the original shareholders of Nanjing PV. The following table presents the number and percentage of ordinary shares that the assignees of the original shareholders of Nanjing PV would be entitled to assuming there had not been the relinquishment of the 3.2% equity interests in Nanjing PV, and the number of ordinary shares that these assignees actually received:

Shareholders of Nanjing PV	Percentage of Equity Interest in Nanjing PV (%)		Number of Ordinary Shares the Relevant Assignees Entitled to Assuming No Relinquishment	Percentage of Ordinary Shares the Relevant Assignees Entitled to Assuming No Relinquishment (%)	Number of Ordinary Shares the Relevant Assignees Actually Received
Dr. Jianhua Zhao and Dr. Aihua Wang	20	*	216,000	20	203,040
Dr. Fengming Zhang	24		259,200	24	237,600
Xinde	56		604,800	56	604,800

*	Representing 15% equity interest in Nanjing PV originally held by Dr. Jianhua Zhao, and 5% equity interest originally held by Dr. Aihua Wang.

As shown above, due to the relinquishment of the 3.2% equity interests, the numbers of ordinary shares that the assignee of Dr. Jianhua Zhao and Dr. Aihua Wang and the assignees of Dr. Zhang actually received, were reduced by 12,600 and 21,600, respectively, i.e., 1.2% and 2.0%, respectively of the 1,080,000 ordinary share that would have been issued assuming there had not been such relinquishment.

Immediately prior to the issuance of the above warrants, in April 2006, Sunergy BVI issued 128,473 Series A preferred shares to PraxCapital according to the above warrant purchase agreement and the one ordinary share previously issued to PraxCapital was cancelled.

Share Swap

As part of our restructuring in anticipation of our initial public offering, in August 2006, we issued a total of 1,045,440 ordinary shares, 128,473 Series A preferred shares and 239,051 Series B preferred shares to certain existing shareholders of Sunergy BVI in exchange for all shares of equivalent classes that these shareholders previously held in Sunergy BVI.

Compensation Charges

In March 2006, two shareholders of Nanjing PV, i.e., Mr. Huaijin Yang and Mr. Ted Szpitalak, transferred 10% equity interests in Nanjing PV to two other shareholders of Nanjing PV, i.e., Dr. Jianhua Zhao and Xinde. The above transfers were effected largely because Nanjing PV’s joint venture contract prohibited the transferor shareholders from investing in enterprises engaging in business competitive with that of Nanjing PV, and the transferor shareholders intended to focus on the solar power business of another company that they invested in. Except for Xinde’s contribution, to Nanjing PV, of Mr. Huaijin Yang’s unfunded capital subscription of $540,000, there was no other consideration paid for the above equity transfers. We accounted for these transfers as contributions of capital by the transferors, followed by a non-pro rata dividend distribution to Nanjing PV’s remaining shareholders. After the equity transfers, as Dr. Jianhua Zhao, our vice president, received more ownership interest than he would have received had the distribution been made on a pro rata basis, partly to compensate him for his services to Nanjing PV. We recorded a compensation charge of approximately $3.7 million equal to the fair value of the excess ownership interest he received.

According to Nanjing PV’s original articles of association, certain crystalline silicon solar cell technology was to be contributed for $1.4 million of Nanjing PV’s capital. In November 2004, all the shareholders of Nanjing PV agreed that the above technology to be contributed by its foreign shareholders, i.e., Dr. Jianhua Zhao, Dr. Aihua Wang, Dr. Fengming Zhang, Mr. Huaijin Yang and Mr. Ted Szpitalak, who were also our executive officers, was more valuable than the originally subscribed capital. Therefore, all the shareholders amended the articles of association of Nanjing PV, and the contribution method of $810,000 of Nanjing PV’s capital subscribed by these foreign shareholders was changed from cash or equipment to technology. In March 2006, Nanjing PV decided that it would need the thin-film solar cell technology owned by its then foreign shareholders, i.e., Dr. Jianhua Zhao, Dr. Aihua Wang and Dr. Fengming Zhang, who were also our executive officers. Therefore, all the shareholders amended the articles of association of Nanjing PV, and the contribution method of $540,000 of Nanjing PV’s capital subscribed by these foreign shareholders was changed from cash to technology. As the above technologies contributed were developed by individuals and there was no historic cost for such technologies, according to U.S. GAAP, we accounted for the above amendments to change the contribution method as forgiveness of shareholder loans. As the shareholders involved were also our executive officers, we recorded compensation charges of $810,000 and $540,000, respectively.

Issuance and Sale of Preferred Shares

In May 2006, Sunergy BVI sold 239,051 Series B preferred shares in a private placement for an aggregate consideration of $27,999,948. The investors in the Series B preferred shares were Exuberance Investment Limited, which purchased 192,095 shares, Gersec Trust Reg., which purchased 21,344 shares, and China Environmental Fund 2004, LP, which purchased 25,612 shares. This transaction was approved by Sunergy BVI’s board of directors and shareholders.

In September 2006, Sunergy sold 69,010 Series C preferred shares in a private placement for an aggregate consideration of $20,000,000. The investors in the Series C preferred shares were OZ Master Fund, Ltd., which purchased 18,517 shares, OZ Asia Master Fund, Ltd., which purchased 20,094 shares, OZ Global Special Investments Master Fund, L.P., which purchased 2,795 shares, and Credit Suisse Private Equity Partners Asia, L.P., which purchased 27,604 shares. This transaction was approved by Sunergy’s board of directors and shareholders.

The holders of Series A, Series B and Series C preferred shares are entitled to received dividends at an annual rate of 3%, which will accrue on a daily basis from the date of issuance, whether or not declared. Accrued and unpaid dividends will compound on a quarterly basis and be included in the calculation of the conversion ratio when the preferred shares convert into ordinary shares. All these preferred shares are convertible into our ordinary shares at any time and will automatically convert into our ordinary shares upon completion of this offering into the number of ordinary shares equal to the number of preferred shares multiplied by the quotient of (i) the original subscription price plus all accrued and unpaid dividends, divided by (ii) the conversion price, subject to adjustments in the case of certain dilution events. The conversion previously equaled to the original subscription price, subject to certain earnings-based adjustments, in the event our 2006 and 2007 net earnings, as defined in our second amended and restated memorandum of association, should be less than a predefined amount.

In March 2007, our shareholders adopted a third amended and restated memorandum and articles of association to (i) modify the conversion prices of our Series A, Series B and Series C preferred shares, which were revised to $38.66, $44.37 and $175.59, respectively, subject to adjustments in the case of certain dilution events, and (ii) replace the definition of “qualified IPO” or “QIPO” with the definition of “IPO,” so that even if this offering does not meet the conditions of the “QIPO,” the preferred shares will still be automatically convertible into ordinary shares upon the completion of this offering. The purposes of these modifications are to (i) ensure that there will be no preferred share outstanding after the completion of this offering, (ii) fix the conversion prices of our Series A and Series B preferred shares according to the earnings-based adjustments based on our 2006 net earnings as provided in our previous memorandum and articles of association, and (iii) re-set the conversion price of our Series C preferred shares and delete the provision on the adjustment of such conversion price based on our 2007 net earnings, in order to avoid any dilution caused by the possible earnings-based adjustment.

In March 2007, the conversion prices of our Series A and Series B preferred shares were reduced according to the provision in our then effective memorandum and articles of association on the conversion price adjustment based on our 2006 net earnings. As certain non-cash compensation charges affected our 2006 net earnings and thus reduced the conversion prices, which was previously unanticipated by our shareholders, our shareholders mutually agreed for holders of our Series A and Series B preferred shares to sell a portion of their preferred shares to us for nominal consideration. Accordingly, we purchased 48,238 Series A preferred Shares, 72,079 Series B preferred shares, 8,009 Series B preferred shares and 9,610 Series B preferred shares from PraxCapital, Exuberance Investment Limited, Gersec Trust Reg., and China Environmental Fund 2004, LP, respectively, with nominal consideration. According to Cayman Islands law, these Series A and Series B preferred shares were automatically cancelled upon our purchase.

Our Series A, Series B and Series C preferred shareholders and the holders of ordinary shares issuable upon conversion of our preferred shares are also entitled to certain registration rights, including demand registration, piggyback registration and Form F-3 or Form S-3 registration. See “Description of Share Capital—Registration Rights.”

Share Split

In April 2007, in anticipation of this offering, we effected a 100-for-one share split, as a result of which each of our ordinary share, Series A preferred share, Series B preferred share and Series C preferred share was subdivided into 100 ordinary shares, 100 Series A preferred shares, 100 Series B preferred shares and 100 Series C preferred shares, respectively. The conversion prices of our Series A, Series B and Series C preferred shares were correspondingly modified to one-hundredth of the previous conversion prices.

Transactions with Certain Directors, Shareholders and Affiliates

During the period August 2, 2004 (date of inception) to December 31, 2004, the years ended December 31, 2005 and 2006, we made non-trade cash advances to related parties with common ultimate investors to meet the temporary liquidity needs of these related parties. As of December 31, 2004, 2005 and 2006, non-trade amounts due from these related parties were $2.2 million, $14.0 million, and $0.4 million, respectively, including (i) cash advances to several entities controlled by Mr. Tingxiu Lu, our chairman, i.e., Jiangsu CEEG Transformer Manufacturing Co., Ltd., China Electric Equipment Group Co., Ltd., Jiangsu CEEG Electrical Transmission and Distribution Equipment Co., Ltd., CEEG Nanjing International Trade Co., Ltd., Jiangsu CEEG Electrical Equipment Manufacturing Co, Ltd and CEEG Nanjing Electronic Technology Co., Ltd., and (ii) cash advances to Jiangsu Tianhua Photo-electronic Technology Co., Ltd., an entity controlled by Dr. Jianhua Zhao, our vice chairman, president and chief scientist.

We also received non-trade cash advances from related parties with common ultimate investors for our temporary liquidity needs or for our bank deposits to secure notes payable used for our related parties’ settlement purposes according to the local banking practice. As of December 31, 2004, 2005 and 2006, amounts due to these related parties were $2.3 million, $28.4 million, and $nil, respectively, including cash advances provided by several entities controlled by Mr. Tingxiu Lu, our chairman, i.e., Jiangsu CEEG Electrical Equipment Manufacturing Co, Ltd, Jiangsu CEEG Electrical Transmission and Distribution Equipment Co., Ltd., China Electric Equipment Group Co., Ltd., Nanjing Xinde Assets Management Co., Ltd., CEEG Nanjing International Trade Co., Ltd. and CEEG (Jiangsu) Jueyuan New Materials Co., Ltd.

All the above cash advances, were unsecured, interest free and had no fixed repayment terms, and have been fully repaid as of December 31, 2006 except for cash advance of $0.2 million provided by us (i) to CEEG Jiangsu (Nanjing) Transformer Manufacturing Co., Ltd. for its construction of warehouse premises to be leased to Nanjing PV, and (ii) to CEEG Nanjing International Trade Co., Ltd. for its temporary liquidity need, respectively. Such amounts will have been fully repaid to us in March 2007.

In August 2006, Nanjing PV entered into an agreement to lease warehouse premises of 3,000 square meters from CEEG Jiangsu (Nanjing) Transformer Manufacturing Co., Ltd. for a term until September 2011. The tenancy agreement provides for annual rental payments of $7,684. The rental expense in the year ended December 31, 2006 was $1,921.

In 2006, we purchased raw materials from CEEG Nanjing International Trade Co., Ltd. in the amount of $6.5 million, and we also sold solar cells to CEEG Nanjing International Trade Co., Ltd. in the amount of $4.8 million. In 2006, we also sold solar cells to Jiangsu East China Micro-ware Equipment Co., Ltd., an entity controlled by our chairman in the amounts of $55,685.

We also made cash advances to directors in respect of travel expenses, amounting to $81,286, $59,508 and $768 as of December 31, 2004, 2005 and 2006, respectively. Expense reimbursements payable to directors amounted to $nil, $9,348 and $3,742 as of December 31, 2004, 2005 and 2006, respectively.

China Electric Equipment Group Co., Ltd. and Jiangsu CEEG Electrical Transmission and Distribution Equipment Co., Ltd. have guaranteed most of our bank borrowings. As of December 31, 2004, 2005 and 2006, we had $1.8 million, $30.4 million and $76.1 million, respectively, in outstanding borrowings guaranteed by them.

China Electric Equipment Group Co., Ltd, or CEEG, and Nanjing PV entered into an agreement on December 18, 2006, pursuant to which CEEG has undertaken to guarantee the bank borrowings of Nanjing PV for up to RMB1 billion, subject to adjustment in the event of the material change of CEEG’s credit or operation status, for one year after this offering. CEEG will provide such guarantee free of charge, or at a fee according to the market standard for similar transactions, but not exceeding 0.1% of the principal borrowing amount.

CEEG and Nanjing PV also entered into an agreement on December 20, 2006, pursuant to which CEEG granted Nanjing PV an option to purchase, prior to December 31, 2007, the right to use a parcel of land of approximately 26,000 square meters at a price of approximately $0.5 million, equivalent to the original cost for CEEG to acquire such right.

DESCRIPTION OF SHARE CAPITAL

We are a Cayman Islands company and our affairs are governed by our memorandum and articles of association and the Companies Law (2004 Revision) of the Cayman Islands, which is referred to as the Companies Law below.

As of the date of this prospectus, our authorized share capital consists of 500,000,000 shares, comprised of (i) 456,346,600 authorized ordinary shares with a par value of $0.0001 each, of which 104,544,000 shares are issued and outstanding; (ii) 12,847,300 authorized Series A preferred shares with a par value of $0.0001 each, of which 8,023,500 shares are issued and outstanding; 23,905,100 authorized Series B preferred shares with a par value of $0.0001 each, of which 14,935,300 shares are issued and outstanding; and 6,901,000 Series C preferred shares authorized, issued and outstanding, with a par value of $0.0001 each. All of our issued and outstanding preferred shares will automatically convert upon the completion of this offering into the number of ordinary shares equal to the number of preferred shares multiplied by the quotient of (i) one percent of the original subscription price plus all accrued and unpaid dividends, divided by (ii) the conversion price, which equaled $0.39, $0.44 and $1.76 for Series A, Series B and Series C preferred shares, respectively, subject to adjustments in the case of certain dilution events. As of the date of this prospectus, we have issued outstanding options to purchase up to 1,907,300 ordinary shares under our Share Incentive Plan.

Upon the closing of this offering, we will adopt an amended and restated memorandum and articles of association. The following are summaries of material provisions of our proposed amended and restated memorandum and articles of association and the Companies Law insofar as they relate to the material terms of our ordinary shares that we expect will become effective upon the closing of this offering.

Ordinary Shares

General.  All of our outstanding ordinary shares are fully paid and non-assessable. Certificates representing the ordinary shares are issued in registered form. Our shareholders who are nonresidents of the Cayman Islands may freely hold and vote their shares.

Dividends.  The holders of our ordinary shares are entitled to such dividends as may be declared by our shareholders or board of directors subject to the Companies Law.

Voting Rights.  Each ordinary share is entitled to one vote on all matters upon which the ordinary shares are entitled to vote. Voting at any meeting of shareholders is by show of hands unless a poll is demanded or required by the rules of the designated stock exchange as described in our articles of association. A poll may be demanded by (i) the chairman of the meeting, (ii) at least three shareholders present in person or, in the case of a shareholder being a corporation, by its duly authorized representative or by proxy for the time being entitled to vote at the meeting, (iii) any shareholder or shareholders present in person or, in the case of a shareholder being a corporation, by its duly authorized representative or by proxy and representing not less than one-tenth of the total voting rights of all the shareholders having the right to vote at the meeting, (iv) a shareholder or shareholders present in person or, in the case of a shareholder being a corporation, by its duly authorized representative or by proxy and holding not less than one-tenth of the issued share capital of our voting shares or (v) if required by the rules of the designated stock exchange, by any director or directors who, individually or collectively, hold proxies in respect of shares representing 5% or more of the total voting rights at such meeting.

A quorum required for a meeting of shareholders consists of at least two shareholders present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative. Shareholders’ meetings are held annually and may be convened by our board of directors on its own initiative. Advance notice of at least ten days is required for the convening of our annual general meeting and other shareholders’ meetings.

An ordinary resolution to be passed by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast in a general meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes cast attaching to the ordinary shares. A special resolution is required for important matters such as a change of name or an amendment to our memorandum or articles of association. Holders of the ordinary shares may effect certain changes by ordinary resolution, including alter the amount of our authorized share capital, consolidate and divide all or any of our share capital into shares of larger amount than our existing share capital, and cancel any unissued shares.

Transfer of Shares.  Subject to the restrictions of our articles of association, as applicable, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or any other form approved by our board.

Our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien. Our directors may also decline to register any transfer of any ordinary share unless (a) the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer; (b) the instrument of transfer is in respect of only one class of ordinary shares; (c) the instrument of transfer is properly stamped, if required; (d) in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four; or (e) a fee of such maximum sum as the Nasdaq Global Market may determine to be payable, or such lesser sum as our board of directors may from time to time require, is paid to us in respect thereof.

If our directors refuse to register a transfer they shall, within two months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal. The registration of transfers may, on prior notice being given by advertisement in one or more newspapers or by electronic means, be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 days in any year.

Liquidation.  On a return of capital on winding up or otherwise (other than on conversion, redemption or purchase of shares), assets available for distribution among the holders of ordinary shares shall be distributed among the holders of the ordinary shares on a pro rata basis. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by our shareholders proportionately.

Calls on Shares and Forfeiture of Shares.  Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their shares in a notice served to such shareholders at least 14 days prior to the specified time and place of payment. The shares that have been called upon and remain unpaid on the specified time are subject to forfeiture.

Redemption of Shares.  Subject to the provisions of the Companies Law, the rules of the designated stock exchange, our memorandum and articles of association and to any special rights conferred on the holders of any shares or class of shares, we may issue shares on terms that they are subject to redemption at our option or at the option of the holders, on such terms and in such manner as may be determined by our board of directors.

Variations of Rights of Shares.  All or any of the special rights attached to any class of shares may, subject to the provisions of the Companies Law, be varied with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class.

Inspection of Register of Members.  Pursuant to our articles of association, our register of members and branch register of members shall be open for inspection by shareholders for such times and on such days as our board of directors shall determine, without charge, or by any other person upon a maximum payment of $2.50 or such other sum specified by the board, at the registered office or such other place at which the register is kept in accordance with the Companies Law or, upon a maximum payment of $1.00 or such other sum specified by the board, at our registered office, unless the register is closed in accordance with our articles of association.

History of Securities Issuances

The following is a summary of our securities issuances during the past three years.

Ordinary Shares.  As part of our restructuring in anticipation of our initial public offering, in August 2006, we issued a total of 1,045,440 ordinary shares, 128,473 Series A preferred shares and 239,051 Series B preferred shares to existing shareholders of Sunergy BVI in exchange for all shares that these shareholders previously held in Sunergy BVI.

Preferred Shares.  In April 2006, Sunergy BVI issued in a private placement an aggregate of 128,473 Series A preferred shares at a price of $102.0 per share for an aggregate of $13,110,400. Sunergy BVI used the proceeds from the Series A private placement primarily for procuring raw materials, for general corporate purposes and for payment to certain then existing shareholders of Nanjing PV for them to relinquish their equity interests in Nanjing PV.

In May 2006, Sunergy BVI issued in a private placement an aggregate of 239,051 Series B preferred shares at a price of $117.1 per share for an aggregate of $27,999,948. Sunergy BVI used the proceeds from the Series B private placement primarily for procuring raw materials.

In September 2006, Sunergy issued in a private placement an aggregate of 69,010 Series C preferred shares at a price of $289.8 for an aggregate of $20,000,000. Sunergy used the proceeds from the Series C private placement primarily for procuring raw materials.

Warrants.  In April 2006, Sunergy BVI issued warrants to purchase up to 1,045,440 ordinary shares of Sunergy BVI at the exercise price of $0.01 per share. In the same month, 991,440 ordinary shares were issued upon exercise of the warrants, including 391,842 ordinary shares to Elite Shine Group Limited, 212,958 ordinary shares to Smooth King Investments Limited, 203,040 ordinary shares to Brightest Power Holdings Limited, 97,200 ordinary shares to Luck Great Investments Limited and 86,400 ordinary shares to Talent Day Investments Limited. In August 2006, 54,000 ordinary shares were issued upon exercise of the warrant by Deutsche Bank AG acting through its London Branch.

See “Related Party Transactions.”

Share Split.  In April 2007, in anticipation of this offering, we effected a 100-for-one share split, as a result of which our 1,045,440 issued and outstanding ordinary share were subdivided into 104,544,000 ordinary shares, our 80,235 issued and outstanding Series A preferred shares were subdivided into 8,023,500 Series A preferred shares, our 149,353 issued and outstanding Series B preferred shares were subdivided into 14,935,300 Series B preferred shares, and our 69,010 issued and outstanding Series C preferred shares were subdivided into 6,901,000 Series C preferred shares.

Options.   As of the date of this prospectus, we have issued outstanding options to purchase up to 1,907,300 ordinary shares under our Share Incentive Plan.

Differences in Corporate Law

The Companies Law differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Law applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.

Mergers and Similar Arrangements.  Cayman Islands law does not provide for mergers as that expression is understood under United States corporate law. However, there are statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that the arrangement is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

•	the company is not proposing to act illegally or beyond the scope of its authority and the statutory provisions as to majority vote have been complied with;

•	the shareholders have been fairly represented at the meeting in question;

•	the arrangement is such that a businessman would reasonably approve; and

•	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Law or that would amount to a “fraud on the minority.”

When a take-over offer is made and accepted by holders of 90% of the shares within four months, the offerer may, within a two month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed unless there is evidence of fraud, bad faith or collusion.

If the arrangement and reconstruction is thus approved, the dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of United States corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders’ Suits.  We are not aware of any reported class action or derivative action having been brought in a Cayman Islands court. In principle, we will normally be the proper plaintiff and a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, exceptions to the foregoing principle apply in circumstances in which:

•	a company is acting or proposing to act illegally or beyond the powers defined by law and its memorandum and articles of association;

•

the act complained of, although not beyond the powers defined by law and its memorandum and articles of association, could be effected duly if authorized by more than a simple majority vote which has not been obtained; and

•	those who control the company are perpetrating a “fraud on the minority.”

Registration Rights

Pursuant to a registration rights agreement entered into in September 2006, we have granted registration rights to the holders of our preferred shares or their assignees. Set forth below is a description of the registration rights granted to the holders of the preferred shares or their assignees.

Demand Registration Rights.  At any time commencing 180 days after this offering, holders of at least 25% of the registrable securities have the right to demand that we file a registration statement covering the offer and sale of their securities, so long as the aggregate amount of securities to be sold under the registration statement is no less than $5 million. However, we are not obligated to effect more than three such demand registrations. We have the ability to delay or withdraw the filing of a registration statement for up to one hundred twenty days if our board of directors determines there is a valid business reason to delay such filing.

Piggyback Registration Rights.  If, at any time after this offering, we propose to file a registration statement with respect to an offering of securities of our company, then we must offer each holder of the registrable securities the opportunity to include their shares in the registration statement, other than pursuant to a registration statement on Form F-4, S-4 or S-8. We must use our reasonable best efforts to cause the underwriters in any underwritten offering to permit any such shareholder who so requests to include their shares.

Form F-3 Registration Rights.  Upon our company becoming eligible to use Form F-3 or S-3, holders of the registrable securities have the right to request we file a registration statement under Form F-3 or S-3, so long as the aggregate amount of securities to be sold under the registration statement is no less than $5 million, and provided that we are not obligated to effect more than two such registrations within any twelve months period. Such requests for registrations are not counted as demand registrations.

Expenses of Registration.  We will pay all expenses relating to any demand, piggyback or Form F-3 registration, whether or not such registrations become effective; except, shareholders shall bear the expense of any broker’s commission or underwriter’s discount or commission relating to registration and sale of their shares.

DESCRIPTION OF AMERICAN DEPOSITARY SHARES

American Depositary Receipts

JPMorgan Chase Bank, N.A., as depositary will issue the ADSs which you will be entitled to receive in the offering. Each ADS will represent an ownership interest in [•] ordinary shares which we will deposit with the custodian, as agent of the depositary, under the deposit agreement among ourselves, the depositary and yourself as an ADR holder. In the future, each ADS will also represent any securities, cash or other property deposited with the depositary but which they have not distributed directly to you. Unless specifically requested by you, all ADSs will be issued on the books of our depositary in book-entry form and periodic statements will be mailed to you which reflect your ownership interest in such ADSs. In our description, references to American depositary receipts or ADRs shall include the statements you will receive which reflect your ownership of ADSs.

The depositary’s office is located at 4 New York Plaza, New York, NY 10004.

You may hold ADSs either directly or indirectly through your broker or other financial institution. If you hold ADSs directly, by having an ADS registered in your name on the books of the depositary, you are an ADR holder. This description assumes you hold your ADSs directly. If you hold the ADSs through your broker or financial institution nominee, you must rely on the procedures of such broker or financial institution to assert the rights of an ADR holder described in this section. You should consult with your broker or financial institution to find out what those procedures are.

Because the depositary’s nominee will actually be the registered owner of the shares, you must rely on it to exercise the rights of a shareholder on your behalf. The obligations of the depositary and its agents are set out in the deposit agreement. The deposit agreement and the ADSs are governed by New York law.

The following is a summary of the material terms of the deposit agreement. Because it is a summary, it does not contain all the information that may be important to you. For more complete information, you should read the entire deposit agreement and the form of ADR which contains the terms of your ADSs. You can read a copy of the deposit agreement which is filed as an exhibit to the registration statement of which this prospectus forms a part. You may also obtain a copy of the deposit agreement at the SEC’s Public Reference Room which is located at 100 F Street, NE, Washington, DC 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-732-0330. You may also find the registration statement and the attached deposit agreement from the SEC’s website at http://www.sec.gov.

Share Dividends and Other Distributions

How will you receive dividends and other distributions on the shares underlying your ADSs?

We may make various types of distributions with respect to our shares. The depositary has agreed to pay to you the cash dividends or other distributions it or the custodian receives on shares or other deposited securities, after converting any cash received into U.S. dollars and, in all cases, making any necessary deductions provided for in the deposit agreement. You will receive these distributions in proportion to the number of underlying securities that your ADSs represent.

Except as stated below, to the extent the depositary is legally permitted it will deliver such distributions to ADR holders in proportion to their interests in the following manner:

•

Cash.  The depositary will distribute any U.S. dollars available to it resulting from a cash dividend or other cash distribution or the net proceeds of sales of any other distribution or portion thereof (to the extent applicable), on an averaged or other practicable basis, subject to (i) appropriate adjustments for taxes withheld, (ii) such distribution being impermissible or impracticable with respect to certain registered holders, and (iii) deduction of the depositary’s expenses in (1) converting any foreign currency to U.S. dollars to the extent that it determines that such conversion may be made on a reasonable basis, (2) transferring foreign currency or U.S. dollars to the United States by such means as the depositary may determine to the extent that it determines that such transfer may be made on a reasonable basis, (3) obtaining any approval or license of any governmental authority required for such conversion or transfer, which is obtainable at a reasonable cost and within a reasonable time and (4) making any sale by public or private means in any commercially reasonable manner. If exchange rates fluctuate during a time when the depositary cannot convert a foreign currency, you may lose some or all of the value of the distribution.

•

Shares.  In the case of a distribution in shares, the depositary will issue additional ADRs to evidence the number of ADSs representing such shares. Only whole ADSs will be issued. Any shares which would result in fractional ADSs will be sold and the net proceeds will be distributed in the same manner as cash to the ADR holders entitled thereto.

•

Rights to receive additional shares.  In the case of a distribution of rights to subscribe for additional shares or other rights, if we provide satisfactory evidence that the depositary may lawfully distribute such rights, the depositary will distribute warrants or other instruments representing such rights. However, if we do not furnish such evidence, the depositary may:

•	sell such rights if practicable and distribute the net proceeds as cash; or

•	if it is not practicable to sell such rights, do nothing and allow such rights to lapse, in which case ADR holders will receive nothing.

We have no obligation to file a registration statement under the Securities Act in order to make any rights available to ADR holders.

•

Other Distributions.  In the case of a distribution of securities or property other than those described above, the depositary may either (i) distribute such securities or property in any manner it deems equitable and practicable or (ii) to the extent the depositary deems distribution of such securities or property not to be equitable and practicable, sell such securities or property and distribute any net proceeds in the same way it distributes cash.

If the depositary determines that any distribution described above is not practicable with respect to any specific ADR holder, the depositary may choose any practicable method of distribution for such ADR holder, including the distribution of foreign currency, securities or property, or it may retain such items, without paying interest on or investing them, on behalf of the ADR holder as deposited securities, in which case the ADSs will also represent the retained items.

Any U.S. dollars will be distributed by checks drawn on a bank in the United States for whole dollars and cents. Fractional cents will be withheld without liability for interest thereon and dealt with by the depositary in accordance with its then current practices.

The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADR holders.

There can be no assurance that the depositary will be able to convert any currency at a specified exchange rate or sell any property, rights, shares or other securities at a specified price, nor that any of such transactions can be completed within a specified time period.

Deposit, Withdrawal and Cancellation

How does the depositary issue ADSs?

The depositary will issue ADSs if you or your broker deposit shares or evidence of rights to receive shares with the custodian. In the case of the ADSs to be issued under this prospectus, we will arrange with the underwriters named herein to deposit such shares.

Shares deposited in the future with the custodian must be accompanied by certain delivery documentation, including instruments showing that such shares have been properly transferred or endorsed to the person on whose behalf the deposit is being made.

The custodian will hold all deposited shares (including those being deposited by or on our behalf in connection with the offering to which this prospectus relates) for the account of the depositary. ADR holders thus have no direct ownership interest in the shares and only have such rights as are contained in the deposit agreement. The custodian will also hold any additional securities, property and cash received on or in substitution for the deposited shares. The deposited shares and any such additional items are referred to as “deposited securities”.

Upon each deposit of shares, receipt of related delivery documentation and compliance with the other provisions of the deposit agreement, including the payment of the fees and charges of the depositary and any taxes or other fees or charges owing, the depositary will issue an ADR or ADRs in the name or upon the order of the person entitled thereto evidencing the number of ADSs to which such person is entitled. All of the ADSs issued will, unless specifically requested to the contrary, be part of the depositary’s direct registration system, and a registered holder will receive periodic statements from the depositary which will show the number of ADSs registered in such holder’s name. An ADR holder can request that the ADSs not be held through the depositary’s direct registration system and that a certificated ADR be issued.

How do ADR holders cancel an ADS and obtain deposited securities?

When you turn in your ADSs at the depositary’s office, or when you provide proper instructions and documentation in the case of direct registration ADSs, the depositary will, upon payment of certain applicable fees, charges and taxes, deliver the underlying shares at the custodian’s office or effect delivery by such other means as the depositary deems practicable, including transfer to an account of an accredited financial institution on your behalf. At your risk, expense and request, the depositary may deliver deposited securities at such other place as you may request.

The depositary may only restrict the withdrawal of deposited securities in connection with:

•	temporary delays caused by closing our transfer books or those of the depositary or the deposit of shares in connection with voting at a shareholders’ meeting, or the payment of dividends;

•	the payment of fees, taxes and similar charges; or

•	compliance with any U.S. or foreign laws or governmental regulations relating to the ADRs or to the withdrawal of deposited securities.

This right of withdrawal may not be limited by any other provision of the deposit agreement.

Record Dates

The depositary may fix record dates for the determination of the ADR holders who will be entitled (or obligated, as the case may be):

•	to receive a dividend, distribution or rights,

•	to give instructions for the exercise of voting rights at a meeting of holders of ordinary shares or other deposited securities, or

•	for the determination of the registered holders who shall be responsible for the fee assessed by the depositary for administration of the ADR program and for any expenses as provided for in the ADR,

•	to receive any notice or to act in respect of other matters

all subject to the provisions of the deposit agreement.

Voting Rights

How do I vote?

If you are an ADR holder and the depositary asks you to provide it with voting instructions, you may instruct the depositary how to exercise the voting rights for the shares which underlie your ADSs. After receiving voting materials from us, the depositary will notify the ADR holders of any shareholder meeting or solicitation of consents or proxies. This notice will state such information as its contained in the voting materials and describe how you may instruct the depositary to exercise the voting rights for the shares which underlie your ADSs and will include instructions for giving a discretionary proxy to a person designated by us. For instructions to be valid, the depositary must receive them in the manner and on or before the date specified. The depositary will try, as far as is practical, subject to the provisions of and governing the underlying shares or other deposited securities, to vote or to have its agents vote the shares or other deposited securities as you instruct. The depositary will only vote or attempt to vote as you instruct. The depositary will not itself exercise any voting discretion. Furthermore, neither the depositary nor its agents are responsible for any failure to carry out any voting instructions, for the manner in which any vote is cast or for the effect of any vote.

There is no guarantee that you will receive voting materials in time to instruct the depositary to vote and it is possible that you, or persons who hold their ADSs through brokers, dealers or other third parties, will not have the opportunity to exercise a right to vote.

Reports and Other Communications

Will I be able to view our reports?

The depositary will make available for inspection by ADR holders any written communications from us which are both received by the custodian or its nominee as a holder of deposited securities and made generally available to the holders of deposited securities. We will furnish these communications in English when so required by any rules or regulations of the Securities and Exchange Commission.

Additionally, if we make any written communications generally available to holders of our shares, including the depositary or the custodian, and we request the depositary to provide them to ADR holders, the depositary will mail copies of them, or, at its option, English translations or summaries of them to ADR holders.

Fees and Expenses

What fees and expenses will I be responsible for paying?

ADR holders will be charged a fee for each issuance of ADSs, including issuances resulting from distributions of shares, rights and other property, and for each surrender of ADSs in exchange for deposited securities. The fee in each case is $5.00 for each 100 ADSs (or any portion thereof) issued or surrendered.

The following additional charges shall be incurred by the ADR holders, by any party depositing or withdrawing shares or by any party surrendering ADRs or to whom ADRs are issued (including, without limitation, issuance pursuant to a stock dividend or stock split declared by the Company or an exchange of stock regarding the ADRs or the deposited securities or a distribution of ADRs), whichever is applicable:

•

to the extent not prohibited by the rules of any stock exchange or interdealer quotation system upon which the ADSs are traded, a fee of U.S.$1.50 per ADR or ADRs for transfers of certificated or direct registration ADRs;

•	a fee of U.S.$0.02 or less per ADS (or portion thereof) for any cash distribution made pursuant to the deposit agreement;

•

a fee of U.S.$0.02 per ADS (or portion thereof) per calendar year for services performed by the depositary in administering our ADR program (which fee shall be assessed against holders of ADRs as of the record date set by the depositary not more than once each calendar year and shall be payable in the manner described in the next succeeding provision);

•

any other charge payable by any of the depositary, any of the depositary’s agents, including, without limitation, the custodian, or the agents of the depositary’s agents in connection with the servicing of our shares or other deposited securities (which charge shall be assessed against registered holders of our ADRs as of the record date or dates set by the depositary and shall be payable at the sole discretion of the depositary by billing such registered holders or by deducting such charge from one or more cash dividends or other cash distributions);

•

a fee for the distribution of securities (or the sale of securities in connection with a distribution), such fee being in an amount equal to the fee for the execution and delivery of ADSs which would have been charged as a result of the deposit of such securities (treating all such securities as if they were shares) but which securities or the net cash proceeds from the sale thereof are instead distributed by the depositary to those holders entitled thereto;

•	stock transfer or other taxes and other governmental charges;

•	cable, telex and facsimile transmission and delivery charges incurred at your request;

•	transfer or registration fees for the registration of transfer of deposited securities on any applicable register in connection with the deposit or withdrawal of deposited securities;

•	expenses of the depositary in connection with the conversion of foreign currency into U.S. dollars; and

•

such fees and expenses as are incurred by the depositary (including without limitation expenses incurred in connection with compliance with foreign exchange control regulations or any law or regulation relating to foreign investment) in delivery of deposited securities or otherwise in connection with the depositary’s or its custodian’s compliance with applicable laws, rules or regulations.

We will pay all other charges and expenses of the depositary and any agent of the depositary (except the custodian) pursuant to agreements from time to time between us and the depositary. The fees described above may be amended from time to time.

Our depositary has agreed to reimburse us for certain expenses we incur that are related to establishment and maintenance of the ADR program, including investor relations expenses and exchange application and listing fees. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not related to the amounts of fees the depositary collects from investors. The depositary collects its fees for issuance and cancellation of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions, or by directly billing investors, or by charging the book-entry system accounts of participants acting for them. The depositary may generally refuse to provide services until its fees for those services and any other unpaid fees are paid.

Payment of Taxes

ADR holders must pay any tax or other governmental charge payable by the custodian or the depositary on any ADS or ADR, deposited security or distribution. If an ADR holder owes any tax or other governmental charge, the depositary may (i) deduct the amount thereof from any cash distributions, or (ii) sell deposited securities and deduct the amount owing from the net proceeds of such sale. In either case the ADR holder remains liable for any shortfall. Additionally, if any tax or governmental charge is unpaid, the depositary may also refuse to effect any registration, registration of transfer, split-up or combination of deposited securities or withdrawal of deposited securities (except under limited circumstances mandated by securities regulations). If any tax or governmental charge is required to be withheld on any non-cash distribution, the depositary may sell the distributed property or securities to pay such taxes and distribute any remaining net proceeds to the ADR holders entitled thereto.

By holding an ADR or an interest therein, you will be agreeing to indemnify us, the depositary, its custodian and any of our or their respective directors, employees, agents and affiliates against, and hold each of them harmless from, any claims by any governmental authority with respect to taxes, additions to tax, penalties or interest arising out of any refund of taxes, reduced rate of withholding at source or other tax benefit obtained in respect of, or arising out of, your ADSs.

Reclassifications, Recapitalizations and Mergers

If we take certain actions that affect the deposited securities, including (i) any change in par value, split-up, consolidation, cancellation or other reclassification of deposited securities or (ii) any recapitalization, reorganization, merger, consolidation, liquidation, receivership, bankruptcy or sale of all or substantially all of our assets, then the depositary may choose to:

(1)	amend the form of ADR;

(2)	distribute additional or amended ADRs;

(3)	distribute cash, securities or other property it has received in connection with such actions;

(4)	sell any securities or property received and distribute the proceeds as cash; or

(5)	none of the above.

If the depositary does not choose any of the above options, any of the cash, securities or other property it receives will constitute part of the deposited securities and each ADS will then represent a proportionate interest in such property.

Amendment and Termination

How may the deposit agreement be amended?

We may agree with the depositary to amend the deposit agreement and the ADSs without your consent for any reason. ADR holders must be given at least 30 days notice of any amendment that imposes or increases any fees or charges (other than stock transfer or other taxes and other governmental charges, transfer or registration fees, cable, telex or facsimile transmission costs, delivery costs or other such expenses), or prejudices any substantial existing right of ADR holders. If an ADR holder continues to hold an ADR or ADRs after being so notified, such ADR holder is deemed to agree to such amendment. Notwithstanding the foregoing, if any governmental body or regulatory body should adopt new laws, rules or regulations which would require amendment or supplement of the deposit agreement or the form of ADR to ensure compliance therewith, we and the depositary may amend or supplement the deposit agreement and the ADR at any time in accordance with such changed laws, rules or regulations, which amendment or supplement may take effect before a notice is given or you otherwise receive notice. No amendment, however, will impair your right to surrender your ADSs and receive the underlying securities.

How may the deposit agreement be terminated?

The depositary may terminate the deposit agreement by giving the ADR holders at least 30 days prior notice, and it must do so at our request. The deposit agreement will be terminated on the removal of the depositary for any reason. After termination, the depositary’s only responsibility will be (i) to deliver deposited securities to ADR holders who surrender their ADRs, and (ii) to hold or sell distributions received on deposited securities. As soon as practicable after the expiration of six months from the termination date, the depositary will sell the deposited securities which remain and hold the net proceeds of such sales, without liability for interest, in trust for the ADR holders who have not yet surrendered their ADRs. After making such sale, the depositary shall have no obligations except to account for such proceeds and other cash. The depositary will not be required to invest such proceeds or pay interest on them.

Limitations on Obligations and Liability to ADR holders

Limits on our obligations and the obligations of the depositary; limits on liability to ADR holders and holders of ADSs

Prior to the issue, registration, registration of transfer, split-up, combination, or cancellation of any ADRs, or the delivery of any distribution in respect thereof, the depositary and its custodian may require you to pay, provide or deliver:

•

payment with respect thereto of (i) any stock transfer or other tax or other governmental charge, (ii) any stock transfer or registration fees in effect for the registration of transfers of shares or other deposited securities upon any applicable register, and (iii) any applicable fees and expenses described in the deposit agreement;

•

the production of proof satisfactory to the depositary and/or its custodian of (i) the identity of any signatory and genuineness of any signature and (ii) such other information, including without limitation, information as to citizenship, residence, exchange control approval, beneficial ownership of any securities, payment of applicable taxes or governmental charges, or legal or beneficial ownership and the nature of such interest, information relating to the registration of the shares on the books maintained by or on our behalf for the transfer and registration of shares, compliance with applicable laws, regulations, provisions of or governing deposited securities and terms of the deposit agreement and the ADR, as it may deem necessary or proper; and

•	compliance with such regulations as the depositary may establish consistent with the deposit agreement.

The deposit agreement expressly limits the obligations and liability of the depositary, ourselves and our respective agents. Neither we nor the depositary nor any such agent will be liable if:

•

present or future law, rule or regulation of the United States, The Cayman Islands, the People’s Republic of China or any other country, or of any governmental or regulatory authority or securities exchange or market or automated quotation system, the provisions of or governing any deposited securities, any present or future provision of our charter, any act of God, war, terrorism or other circumstance beyond our, the depositary’s or our respective agents’ control shall prevent, delay or subject to any civil or criminal penalty any act which the deposit agreement or the ADRs provide shall be done or performed by us, the depositary or our respective agents (including, without limitation, voting);

•	it exercises or fails to exercise discretion under the deposit agreement or the ADR;
•	it performs its obligations without gross negligence or bad faith;

•

it takes any action or refrains from taking any action in reliance upon the advice of or information from legal counsel, accountants, any person presenting shares for deposit, any registered holder of ADRs, or any other person believed by it to be competent to give such advice or information; or

•	it relies upon any written notice, request, direction or other document believed by it to be genuine and to have been signed or presented by the proper party or parties.

Neither the depositary nor its agents have any obligation to appear in, prosecute or defend any action, suit or other proceeding in respect of any deposited securities or the ADRs. We and our agents shall only be obligated to appear in, prosecute or defend any action, suit or other proceeding in respect of any deposited securities or the ADRs, which in our opinion may involve us in expense or liability, if indemnity satisfactory to us against all expense (including fees and disbursements of counsel) and liability is furnished as often as may be required. The depositary and its agents may fully respond to any and all demands or requests for information maintained by or on its behalf in connection with the deposit agreement, any registered holder or holders of ADRs, any ADSs or otherwise to the extent such information is requested or required by or pursuant to any lawful authority, including without limitation laws, rules, regulations, administrative or judicial process, banking, securities or other regulators.

The depositary will not be responsible for failing to carry out instructions to vote the deposited securities or for the manner in which the deposited securities are voted or the effect of the vote. In no event shall we, the depositary or any of our respective agents be liable to holders of ADSs or interests therein for any indirect, special, punitive or consequential damages.

The depositary may own and deal in deposited securities and in ADSs.

Disclosure of Interest in ADSs

To the extent that the provisions of or governing any deposited securities may require disclosure of or impose limits on beneficial or other ownership of deposited securities, other shares and other securities and may provide for blocking transfer, voting or other rights to enforce such disclosure or limits, you agree to comply with all such disclosure requirements and ownership limitations and to comply with any reasonable instructions we may provide in respect thereof. We reserve the right to request you to deliver your ADSs for cancellation and withdrawal of the deposited securities so as to permit us to deal with you directly as a holder of deposited securities and, by holding an ADS or an interest therein, you will be agreeing to comply with such instructions.

Requirements for Depositary Actions

We, the depositary or the custodian may refuse to

•	issue, register or transfer an ADR or ADRs;

•	effect a split-up or combination of ADRs;

•	deliver distributions on any such ADRs; or

•	permit the withdrawal of deposited securities (unless the deposit agreement provides otherwise), until the following conditions have been met:

•	the holder has paid all taxes, governmental charges, and fees and expenses as required in the deposit agreement;

•	the holder has provided the depositary with any information it may deem necessary or proper, including, without limitation, proof of identity and the genuineness of any signature; and

•	the holder has complied with such regulations as the depositary may establish under the deposit agreement.

The depositary may also suspend the issuance of ADSs, the deposit of shares, the registration, transfer, split-up or combination of ADRs, or the withdrawal of deposited securities (unless the deposit agreement provides otherwise), if the register for ADRs or any deposited securities is closed or the depositary decides it is advisable to do so.

Books of Depositary

The depositary or its agent will maintain a register for the registration, registration of transfer, combination and split-up of ADRs, which register shall include the depositary’s direct registration system. You may inspect such records at such office during regular business hours, but solely for the purpose of communicating with other holders in the interest of business matters relating to the deposit agreement. Such register may be closed from time to time, when deemed expedient by the depositary.

The depositary will maintain facilities to record and process the issuance, cancellation, combination, split-up and transfer of ADRs. These facilities may be closed from time to time, to the extent not prohibited by law.

Pre-release of ADSs

The depositary may issue ADSs prior to the deposit with the custodian of shares (or rights to receive shares). This is called a pre-release of the ADS. A pre-release is closed out as soon as the underlying shares (or rights to receive shares from us or from any registrar, transfer agent or other entity recording share ownership or transactions) are delivered to the depositary. The depositary may pre-release ADSs only if:

•	the depositary has received collateral for the full market value of the pre-released ADSs (marked to market daily); and

•	each recipient of pre-released ADSs agrees in writing that he or she

•	owns the underlying shares,

•	assigns all rights in such shares to the depositary,

•	holds such shares for the account of the depositary; and

•	will deliver such shares to the custodian as soon as practicable, and promptly if the depositary so demands.

In general, the number of pre-released ADSs will not evidence more than 30% of all ADSs outstanding at any given time (excluding those evidenced by pre-released ADSs). However, the depositary may change or disregard such limit from time to time as it deems appropriate. The depositary may retain for its own account any earnings on collateral for pre-released ADSs and its charges for issuance thereof.

Appointment

In the deposit agreement, each holder and each person holding an interest in ADSs, upon acceptance of any ADSs (or any interest therein) issued in accordance with the terms and conditions of the deposit agreement will be deemed for all purposes to:

•	be a party to and bound by the terms of the deposit agreement and the applicable ADR or ADRs, and

•

appoint the depositary its attorney-in-fact, with full power to delegate, to act on its behalf and to take any and all actions contemplated in the deposit agreement and the applicable ADR or ADRs, to adopt any and all procedures necessary to comply with applicable laws and to take such action as the depositary in its sole discretion may deem necessary or appropriate to carry out the purposes of the deposit agreement and the applicable ADR and ADRs, the taking of such actions to be the conclusive determinant of the necessity and appropriateness thereof.

SHARES ELIGIBLE FOR FUTURE SALE

Upon completion of this offering, we will have outstanding [•] ADSs representing approximately [•]% of our ordinary shares in issue. All of the ADSs sold in this offering will be freely transferable by persons other than our “affiliates” without restriction or further registration under the Securities Act. Sales of substantial amounts of our ADSs in the public market could adversely affect prevailing market prices of our ADSs. Prior to this offering, there has been no public market for our ordinary shares or the ADSs, and while application has been made for the ADSs to be quoted on the Nasdaq Global Market, we cannot assure you that a regular trading market will develop in the ADSs. We do not expect that a trading market will develop for our ordinary shares not represented by the ADSs.

Lock-Up Agreements

Our directors, executive officers and principal shareholders have signed lock-up agreements under which they have agreed, subject to some exceptions, not to transfer or dispose of, directly or indirectly, any of our ordinary shares, in the form of ADSs or otherwise, or any securities convertible into or exchangeable or exercisable for our ordinary shares, in the form of ADSs or otherwise, for a period of 180 days after the date this Registration Statement becomes effective. After the expiration of the 180-day period, the ordinary shares or ADSs held by our directors, executive officers or principal shareholders may be sold subject to the restrictions under Rule 144 under the Securities Act or by means of registered public offerings.

Rule 144

In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who has beneficially owned our ordinary shares for at least one year, is entitled to sell within any three-month period a number of ordinary shares that does not exceed the greater of the following:

•	1% of the then outstanding ordinary shares, in the form of ADSs or otherwise, which will equal approximately [•] ordinary shares immediately after this offering; or

•

the average weekly trading volume of our ordinary shares in the form of ADSs or otherwise, during the four calendar weeks preceding the date on which notice of the sale is filed with the Securities and Exchange Commission.

Sales under Rule 144 must be made through unsolicited brokers’ transactions. They are also subject to manner of sale provisions, notice requirements and the availability of current public information about us.

Rule 144(k)

Under Rule 144(k), a person who is not our affiliate at any time during the three months preceding a sale, and who has beneficially owned the ordinary shares, in the form of ADSs or otherwise, proposed to be sold for at least two years, including the holding period of any prior owner other than an affiliate, is entitled to sell those ordinary shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144. Therefore, unless otherwise restricted, “144(k) shares” may be sold at any time.

Rule 701

In general, under Rule 701 of the Securities Act as currently in effect, each of our employees, consultants or advisors who purchases our ordinary shares from us in connection with a compensatory stock plan or a written agreement executed prior to the completion of this offering is eligible to resell such ordinary shares in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period, contained in Rule 144.

Registration Rights

Upon completion of this offering, certain holders of our ordinary shares, in the form of ADSs or otherwise, or their transferees will be entitled to request that we register their shares under the Securities Act, following the expiration of the lockup agreements described above. See “Description of Share Capital—Registration Rights.”

TAXATION

The following summary of the material Cayman Islands and United States federal income and estate tax consequences of an investment in our ADSs or ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this registration statement, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in our ADSs or ordinary shares, such as the tax consequences under state, local, non-U.S., and non-Cayman Islands tax laws. To the extent that the discussion states legal conclusions under Cayman Islands tax law, it represents the opinion of Conyers Dill & Pearman, special Cayman Islands counsel to us. Subject to the qualifications herein, the statements of law or legal conclusions in this summary under the caption “Taxation—United States Federal Taxation” constitute the opinion of Latham & Watkins LLP, our special U.S. counsel, as to the material U.S. federal tax consequences of an investment in the ADSs.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to the Company levied by the Government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties. There are no exchange control regulations or currency restrictions in the Cayman Islands.

United States Federal Taxation

The following discussion describes the material U.S. federal income and estate tax consequences to U.S. Holders (defined below) under present law of an investment in the ADSs or ordinary shares. This summary applies only to U.S. Holders that hold the ADSs or ordinary shares as capital assets and that have the U.S. dollar as their functional currency. This discussion is based on the tax laws of the United States as in effect on the date of this registration statement and on U.S. Treasury regulations in effect or, in some cases, proposed, as of the date of this registration statement, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, and it is possible that such change will apply retroactively and affect the tax consequences described below.

The following discussion does not deal with the tax consequences to any particular investor or to persons in special tax situations such as:

•	banks;

•	financial institutions;

•	insurance companies;

•	broker dealers;

•	traders that elect to mark to market;

•	tax-exempt entities;

•	persons liable for alternative minimum tax;

•	U.S. expatriates

•	persons holding an ADS or ordinary share as part of a straddle, hedging, conversion or integrated transaction;

•	persons that actually or constructively own 10% or more of our voting stock;

•	persons who acquired ADSs or ordinary shares pursuant to the exercise of any employee stock options or otherwise as compensation; or

•	persons holding ADSs or ordinary shares through partnerships or other pass-through entities.

PROSPECTIVE PURCHASERS ARE URGED TO CONSULT THEIR TAX ADVISORS ABOUT THE APPLICATION OF THE U.S. FEDERAL TAX RULES TO THEIR PARTICULAR CIRCUMSTANCES AS WELL AS THE STATE AND LOCAL AND FOREIGN TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF ADSS OR ORDINARY SHARES.

The discussion below of the U.S. federal income and estate tax consequences to “U.S. Holders” will apply if you are the beneficial owner of ADSs or ordinary shares and you are, for U.S. federal income tax purposes,

•	an individual who is a citizen or resident of the United States;

•	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the United States, any state or the District of Columbia;

•	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

•

a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If you are a partner in a partnership or other entity taxable as a partnership for U.S. federal income tax purposes that holds ADSs or ordinary shares, your tax treatment depends on your status and the activities of the partnership.

The discussion below assumes that the representations contained in the deposit agreement are true and that the obligations in the deposit agreement and any related agreement will be complied with in accordance with the terms. If you hold ADSs, you should be treated as the beneficial owner of the underlying ordinary shares represented by those ADSs for U.S. federal income tax purposes, although this matter is not free from doubt because it is possible that in certain circumstances you will not have the ability to vote the ordinary shares underlying the ADSs. See “Description of American Depositary Shares—Voting Rights.” If you are not properly treated as the beneficial owner of the ordinary shares represented by the ADSs and as a result dividends received are not characterized as such, the lower capital gains rate with respect to qualified dividend income (discussed below) will not be available.

The U.S. Treasury has expressed concerns that intermediaries in the chain of ownership between the holder of an ADS and the issuer of the security underlying the ADS may be taking actions that are inconsistent with the beneficial ownership of the underlying shares (for example, pre-releasing ADSs to persons who do not have the beneficial ownership of the securities underlying the ADSs). Accordingly, the availability of the reduced tax rate for dividends received by certain non-corporate U.S. Holders (discussed below) could be affected by actions taken by intermediaries in the chain of ownership between the holder of ADSs and our company if as a result of such actions the holders of ADSs are not properly treated as beneficial owners of underlying shares.

Taxation of Dividends and Other Distributions on the ADSs or Ordinary Shares

Subject to discussions below under “Passive Foreign Investment Company,” the gross amount of all our distributions to you with respect to the ADSs or ordinary shares will be included in your gross income as ordinary dividend income on the date of actual or constructive receipt by the depositary, in the case of ADSs, or by you, in the case of ordinary shares, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Such dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.

With respect to noncorporate U.S. Holders, including individual U.S. Holders, for taxable years beginning before January 1, 2011, dividends will be “qualified dividend income” that is taxed at the lower applicable capital gains rate; provided that certain conditions are satisfied, including (1) the ADSs or ordinary shares are readily tradable on an established securities market in the United States, (2) we are not a passive foreign investment company (as discussed below) for either our taxable year in which the dividend is paid or the preceding taxable year, and (3) certain holding period requirements are met. United States Treasury Department guidance indicates that our ADSs, upon listing on the Nasdaq Global Market, (but not our ordinary shares) will be readily tradable on an established securities market in the United States. There can be no assurance that our ADSs will be considered readily tradable on an established securities market in later years. You should consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to our ADSs or ordinary shares.

Dividends will constitute foreign source income for foreign tax credit limitation purposes. If the dividends are qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation generally will be limited to the gross amount of the dividend, multiplied by the reduced rate divided by the highest rate of tax normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to the ADSs or ordinary shares will be “passive income” or, in the case of certain U.S. Holders, “general category income.”

To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits (determined under U.S. federal income tax principles), it will be treated first as a tax-free return of your tax basis in your ADSs or ordinary shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain. We do not intend to calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder can expect that a distribution will be treated as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.

Taxation of a Disposition of ADSs or Ordinary Shares

Subject to discussions below under “Passive Foreign Investment Company,” you will recognize capital gain or loss on any sale, exchange or other taxable disposition of an ADS or ordinary share equal to the difference between the amount realized (in U.S. dollars) for the ADS or ordinary share and your tax basis (in U.S. dollars) in the ADS or ordinary share. If you are a non-corporate U.S. Holder (such as an individual U.S. Holder), you will be eligible for reduced tax rates if you have held the ADSs or ordinary shares for more than a year. The deductibility of capital losses is subject to limitations. Any such capital gain or loss that you recognize will be treated as U.S. source gain or loss for foreign tax credit limitation purposes, subject to exceptions and limitations.

Passive Foreign Investment Company

We do not expect to be a PFIC for U.S. federal income tax purposes for our current taxable year ending December 31, 2007. Our expectation for our current taxable year is based in part on our estimates of the value of our assets, as determined by estimates of the price of our ordinary shares as of [•], 2007 (prior to our listing on Nasdaq Global Market), and the expected price of the ADSs and our ordinary shares following the offering. Our actual PFIC status for 2007 will not be determinable until the close of the 2007 taxable year and, accordingly, there is no guarantee that we will not be a PFIC for 2007 or any future taxable year. A non-U.S. corporation is considered a PFIC for any taxable year if either:

•	at least 75% of its gross income is passive income (the “income test”), or

•

at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income (the “asset test”).

We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, 25% or more (by value) of the stock.

We must make a separate determination each year as to whether we are a PFIC. As a result, our PFIC status may change. In particular, because the total value of our assets for purposes of the asset test generally will be calculated using the market price of our ADSs and ordinary shares, our PFIC status will depend in large part on the market price of our ADSs and ordinary shares, which price is likely to fluctuate after the offering. Accordingly, it is possible that fluctuations in the market price of our ADSs and ordinary shares will result in our being a PFIC for any year. In addition, the composition of our income and assets will be affected by how, and how quickly, we spend the cash we raise in this offering. If we are a PFIC for any year during which you hold ADSs or ordinary shares, we will generally continue to be treated as a PFIC for all succeeding years during which you hold ADSs or ordinary shares, absent a special election. For instance, if we cease to be a PFIC, you can avoid some of the adverse effects of the PFIC regime by making a valid deemed sale election with respect to the ADSs or ordinary shares, as applicable.

If we are a PFIC for any taxable year during which you hold ADSs or ordinary shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the ADSs or ordinary shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the ADSs or ordinary shares will be treated as an excess distribution. Under these special tax rules:

•	the excess distribution or gain will be allocated ratably over your holding period for the ADSs or ordinary shares,

•	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and

•

the amount allocated to each other year will be subject to tax at the highest tax rate in effect for that year and the interest charge applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the ADSs or ordinary shares cannot be treated as capital, even if you hold the ADSs or ordinary shares as capital assets.

Alternatively, a U.S. Holder of “marketable stock” (defined below) of a PFIC can make a mark-to-market election for such stock to elect out of the tax treatment discussed in the two preceding paragraphs. If you make a valid mark-to-market election for the ADSs or ordinary shares, you will include in income each year an amount equal to the excess, if any, of the fair market value of the ADSs or ordinary shares as of the close of your taxable year over your adjusted basis in such ADSs or ordinary shares. You are allowed a deduction for the excess, if any, of the adjusted basis of the ADSs or ordinary shares over their fair market value as of the close of the taxable year. However, deductions are allowable only to the extent of any net mark-to-market gains on the ADSs or ordinary shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the ADSs or ordinary shares, are treated as ordinary income. Ordinary loss treatment also applies to the deductible portion of any mark-to-market loss on the ADSs or ordinary shares, as well as to any loss realized on the actual sale or disposition of the ADSs or ordinary shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such ADSs or ordinary shares. Your basis in the ADSs or ordinary shares will be adjusted to reflect any such income or loss amounts. The tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us, except that the lower applicable capital gains rate discussed above under “—Taxation of Dividends and Other Distributions on the ADSs or Ordinary Shares” would not apply.

The mark-to-market election is available only for “marketable stock”, which is stock that is regularly traded on a qualified exchange or other market, as defined in applicable U.S. Treasury regulations. We expect that the ADSs will be listed on Nasdaq Global Market and, consequently, if you are a U.S. Holder of ADSs and the ADSs are regularly traded on the Nasdaq Global Market, the mark-to-market election would be available to you were we to be or become a PFIC.

If a non-U.S. corporation is a PFIC, a U.S. holder of shares in that corporation can avoid taxation under the rules described above by making a valid “qualified electing fund” election to include its share of the corporation’s income on a current basis, or a “deemed sale” election once the corporation no longer qualifies as a PFIC. However, you can make a qualified electing fund election with respect to your ADSs or ordinary shares only if we agree to furnish you annually with certain tax information, and we do not presently intend to prepare or provide such information.

If you hold ADSs or ordinary shares in any year in which we are a PFIC, you will be required to file Internal Revenue Service Form 8621 regarding distributions received on the ADSs or ordinary shares and any gain realized on the disposition of the ADSs or ordinary shares.

You are urged to consult your tax advisor regarding the application of the PFIC rules to your investment in ADSs or ordinary shares.

Estate Taxes

An individual U.S. Holder who is a citizen or resident of the United States for United States federal estate tax purposes will have the value of the ordinary shares or ADSs held by such U.S. Holder included in his or her gross estate for United States federal estate tax purposes.

Information Reporting and Backup Withholding

Dividend payments with respect to ADSs or ordinary shares and proceeds from the sale, exchange or redemption of ADSs or ordinary shares will be subject to information reporting to the Internal Revenue Service and possible U.S. backup withholding at a current rate of 28%, unless the conditions of an applicable exception are satisfied. Backup withholding will not apply to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status can provide such certification on Internal Revenue Service Form W-9. U.S. Holders should consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding can be credited against your U.S. federal income tax liability, and you can obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for refund with the Internal Revenue Service and furnishing any required information.

UNDERWRITING

We intend to offer the ADSs through the underwriters named below. Merrill Lynch, Pierce, Fenner & Smith Incorporated, or Merrill Lynch, is acting as the representative of the underwriters. Subject to the terms and conditions contained in the underwriting agreement among us and the underwriters, we have agreed to sell to the underwriters, and the underwriters severally have agreed to purchase from us, the number of ADSs listed opposite their names below.

Underwriters	Number of ADSs
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Cowen and Company, LLC
Jefferies & Company, Inc.

Total

The underwriters have agreed to purchase all of the ADSs sold under the underwriting agreement other than those ADSs covered by the over-allotment options to purchase additional ADSs as described below, if any of these ADSs are purchased. If an underwriter defaults, the underwriting agreement provides that, in certain circumstances, the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated.

The underwriters are offering the ADSs, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the ADSs, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Some of the underwriters are expected to make offers and sales both inside and outside the United States through their respective selling agents.

Commissions and Discounts

The representative has advised us that the underwriters propose initially to offer the ADSs to the public at the initial public offering price on the cover page of this prospectus, and to dealers at the initial public offering price less a concession not in excess of $[•] per ADS. The underwriters may allow, and the dealers may re-allow, a discount from the concession not in excess of $[•] per ADS to other dealers. After the initial public offering, the public offering price, concession and discount may be changed by the representative.

The following table shows the public offering price, underwriting discount and commissions that we will pay to the underwriters and proceeds before expenses to us. The underwriting fee is the difference between the public offering price and the amount the underwriters pay to purchase the ADSs from us. The information assumes either no exercise or full exercise by the underwriters of their over-allotment options.

	Per ADS	No Exercise	Full Exercise
Public offering price	$[•]	$[•]	$[•]

Underwriting discount	$[•]	$[•]	$[•]

Proceeds, before expenses, to us	$[•]	$[•]	$[•]

We have agreed to reimburse the underwriters for all reasonable marketing expenses, fees and expenses for the underwriters’ U.S. legal counsel subject to a cap of $930,000, and the underwriters’ out-of-pocket expenses subject to a cap of $200,000 incurred in connection with this offering. We estimate that the total expenses of this offering, comprising of the Securities and Exchange Commission registration fee ($•), NASD filing fee ($•), printing fee ($•), legal fees ($•) and accounting expenses ($•) and other expenses, but excluding underwriting discounts and commissions, will be approximately $[•]. All amounts are estimated except the Securities and Exchange Commission registration fee and the NASD filing fee.

Over-allotment Options

We have granted options to the underwriters to purchase up to [•] additional ADSs in the event the underwriters sell more than [•] ADSs in connection with this offering at the public offering price less the underwriting discount. The underwriters may exercise these options at any time, and from time to time, until 30 days from the date of this prospectus. If the underwriters exercise these options, each will be obligated, subject to conditions contained in the underwriting agreement, to purchase a number of additional ADSs proportionate to that underwriter’s initial amount reflected in the above table.

Reserved ADSs

At our request, the underwriters have reserved for sale, at the initial public offering price, up to [•] ADSs offered by this prospectus for sale to some of our directors, officers, employees, business associates and related persons. Any sale to these persons will be made by Merrill Lynch pursuant to a directed share program. If these persons purchase reserved ADSs, this will reduce the number of ADSs available for sale to the general public. Any reserved ADSs that are not orally confirmed for purchase within one day of the pricing of this offering will be offered by the underwriters to the general public on the same terms as the other ADSs offered by this prospectus. These reserved ADSs are not subject to any lock-up restrictions.

Lock-Up Agreements

We and our executive officers, directors and all existing shareholders have agreed not to sell or transfer any of our ordinary shares or ADSs, other than the ADSs to be sold in this offering, for 180 days after the date of this prospectus without first obtaining the written consent of the representative. Specifically and subject to limited exceptions, we and these executive officers, directors and shareholders have agreed not to directly or indirectly:

(a)	sell, offer to sell, contract or agree to sell, hypothecate, pledge, grant any option to purchase or otherwise dispose of or agree to dispose of or file (or participate in the filing of) a registration statement with the Securities and Exchange Commission in respect of, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Securities Exchange Act of 1934, as amended, and the rules and regulations of the Commission promulgated thereunder with respect to, any ADSs or ordinary shares or any other securities of the Company that are substantially similar to ADSs or ordinary shares, or any securities convertible into or exchangeable or exercisable for, or any warrants or other rights to purchase, the foregoing,

(b)	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of ADSs or ordinary shares or any other securities of the Company that are substantially similar to ADSs or ordinary shares, or any securities convertible into or exchangeable or exercisable for, or any warrants or other rights to purchase, the foregoing, whether any such transaction is to be settled by delivery of ADSs or ordinary shares or such other securities, in cash or otherwise; or

(c)	publicly announce an intention to effect any transaction specified in clause (a) or (b).

If (1) during the period that begins on the date that is 15 calendar days plus 3 business days before the last day of the 180-day lock-up period, we issue an earnings release or material news or a material event occurs or (2) before the expiration of the lock-up period, we announce that we will release earnings results during the 16-day period beginning on the last day of the lock-up period, the lock-up restrictions will continue to apply until the expiration of the date that is 15 calendar days plus 3 business days after the date on which the issuance of the earnings release or the material news or material event occurs unless the representative waives in writing such extension.

Indemnification

We have agreed to indemnify the underwriters and their controlling persons against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters or their controlling persons may be required to make in respect of those liabilities.

Electronic Distribution

A prospectus in electronic format may be made available on the Internet sites or through other online services maintained by one or more of the underwriters and/or selling group members participating in this offering, or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the particular underwriter or selling group member, prospective investors may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the representative on the same basis as other allocations.

Other than the prospectus in electronic format, the information on any underwriter’s or selling group member’s web site and any information contained in any other web site maintained by an underwriter or selling group member is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or any underwriter or selling group member in its capacity as underwriter or selling group member and should not be relied upon by investors.

Listing on the Nasdaq Global Market

We have applied to list the ADSs on the Nasdaq Global Market under the symbol “CSUN.”

Before this offering, there has been no public market for our ordinary shares or ADSs. The initial public offering price will be determined through negotiations between us and the representatives. In addition to prevailing market conditions, the factors to be considered in determining the initial public offering price are:

•	the valuation multiples of publicly traded companies that the representatives believe to be comparable to us,

•	our financial information,

•	the history of, and the prospects for, our company and the industry in which we compete,

•	an assessment of our management, its past and present operations, and the prospects for, and timing of, our future revenues,

•	the present state of our development, and

•	the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

An active trading market for the ADSs may not develop. It is also possible that after the offering the ADSs will not trade in the public market at or above the initial public offering price.

We are not aware of any person who intends to purchase more than 5% of the ADSs. However, through a book-building process to assess market demand for the ADSs, there may be persons who may indicate an interest to purchase more than 5% of the ADSs. If there are persons who apply to buy and are subsequently allotted more than 5% of the ADSs offered in this offering, we will make the necessary disclosure in the final prospectus.

Price Stabilization, Short Positions and Penalty Bids

Until the distribution of the ADSs is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our ADSs. However, the representative may engage in transactions that stabilize the price of the ADSs, such as bids or purchases to peg, fix or maintain that price in accordance with Regulation M under the Securities Exchange Act of 1934.

In connection with the offering, the underwriters may make short sales of the ADSs, which involves the sale by the underwriters of a greater number of ADSs than they are required to purchase in the offering, and may purchase ADSs on the open market to cover positions created by short sales. Covered short sales are sales made in an amount not greater than the underwriters’ over-allotment option to purchase additional ADSs in the offering. The representative may close out any covered short position by either exercising their over-allotment option or purchasing ADSs in the open market. In determining the source of ADSs to close out the covered short position, the representative will consider, among other things, the price of ADSs available for purchase in the open market as compared to the price at which they may purchase ADSs through the over-allotment option. Naked short sales are sales in excess of the over-allotment option. The representative must close out any naked short position by purchasing ADSs in the open market. A naked short position is more likely to be created if the representative is concerned that there may be downward pressure on the price of the ADSs in the open market after pricing that could adversely affect investors who purchase in the offering. Similar to other purchase transactions, the representative’s purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of the ADSs or preventing or retarding a decline in the market price of the ADSs. As a result, the price of the ADSs may be higher than the price that might otherwise exist in the open market.

The representative may also impose a penalty bid on underwriters and selling group members. This means that if the representative purchase ADSs in the open market to reduce the underwriters’ short position or to stabilize the price of such ADSs, it may reclaim the amount of the selling concession from the underwriters and selling group members who sold those ADSs. The imposition of a penalty bid may also affect the price of the shares in that it discourages resales of those ADSs.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the ADSs. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Stamp Taxes

If you purchase our ADSs offered in this prospectus, you may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover page of this prospectus.

Other Relationships

The underwriters may in the future perform investment banking and advisory services for us from time to time for which they may in the future receive customary fees and expenses. The underwriters may, from time to time, engage in transactions with or perform services for us in the ordinary course of their business. We currently have no agreements or commitments with respect to any such transactions or services.

Selling Restrictions

No action has been taken in any jurisdiction (except in the United States) that would permit a public offering of the ADSs, or the possession, circulation or distribution of this prospectus or any other material relating to us or the ADSs in any jurisdiction where action for that purpose is required. Accordingly, the ADSs may not be offered or sold, directly or indirectly, and neither this prospectus nor any other offering material or advertisements in connection with the ADSs may be distributed or published, in or from any country or jurisdiction except in compliance with any applicable rules and regulations of any such country or jurisdiction.

Australia.  This prospectus is not a disclosure document under Chapter 6D of the Corporations Act 2001 (Cth), or the Australian Corporations Act, has not been lodged with the Australian Securities and Investments Commission and does not purport to include the information required of a disclosure document under Chapter 6D of the Australian Corporations Act. Accordingly, each underwriter has represented and agreed that: (i) the offer of the ADSs under this prospectus is only made to persons to whom it is lawful to offer the ADSs without disclosure under Chapter 6D of the Australian Corporations Act under one or more exemptions set out in section 708 of the Australian Corporations Act, (ii) this prospectus is made available in Australia to only those persons as set forth in clause (i) above and (iii) such underwriter must send the offeree a notice stating in substance that by accepting this offer, the offeree represents that the offeree is such a person as set forth in clause (i) above and unless permitted under the Australian Corporations Act agrees not to sell or offer for sale within Australia any ADSs sold to the offeree within 12 months after their transfer to the offeree under this prospectus.

Canada.  The underwriters have not offered or sold, and will not offer or sell, any ADSs, directly or indirectly, in any province or territory of Canada or to, or for the benefit of, any resident of any province or territory of Canada in contravention of the securities laws thereof. The underwriters will ensure that any offer or sale of ADSs in Canada will be made only (a) in accordance with an exemption from the requirement to file a prospectus in the province or territory of Canada in which such offer or sale is made, and (b) by a dealer duly registered under the applicable securities laws of that province or territory or in circumstances where an exemption from the applicable registered dealer requirements is available and will send to any dealer who purchases from it any of the ADSs a notice stating in substance that, by purchasing such ADSs, such dealer represents and agrees that it has not offered or sold, and will not offer or sell, directly or indirectly, any of such ADSs in any province or territory of Canada or to, or for the benefit of, any resident of any province or territory of Canada in contravention of the securities laws thereof and that any offer or sale of ADSs in Canada will be made only (a) in accordance with an exemption from the requirement to file a prospectus in the province or territory of Canada in which such offer or sale is made, and (b) by a dealer duly registered under the applicable securities laws of that province or territory or in circumstances where an exemption from the applicable registered dealer requirements is available, and that such dealer will deliver to any other dealer to whom it sells any of such ADSs a notice containing substantially the same statement as is contained in this sentence. The underwriters have also agreed to comply with all applicable laws and regulations, and make or obtain all necessary filings, consents or approvals, in each Canadian jurisdiction in which they purchase, offer, sell or deliver ADSs (including, without limitation, any applicable requirements relating to the delivery of this prospectus), in each case, at their own expense. In connection with sales of and offers to sell ADSs made by them, the underwriters will either furnish to each Canadian Person to whom any such sale or offer is made a copy of the then current prospectus, or inform such person that such prospectus will be made available upon request, and will keep an accurate record of the names and addresses of all persons to whom they give copies of this prospectus, or any amendment or supplement to this prospectus; and when furnished with any subsequent amendment to this prospectus, any subsequent prospectus or any medium outlining changes in this prospectus, the underwriters will promptly forward copies thereof to such persons or inform such persons that such amendment, subsequent prospectus or other medium will be made available upon request.

“Canadian Person” means any national or resident of Canada (other than an individual resident in a Canadian province or territory where such individual is prohibited from purchasing securities under local provincial and territorial securities laws), or any corporation, person, profit-sharing or other trust or other entity organized under the laws of Canada or of any political subdivision thereof (other than a branch located outside Canada of any or Canadian Person), and includes any Canadian branch of a person who is otherwise not a Canadian Person.

Denmark.  This prospectus has not been filed with or approved by the Danish Securities Council or any other regulatory authority in the Kingdom of Denmark. The securities have not been offered or sold and may not be offered, sold or delivered directly or indirectly in Denmark, unless in compliance with Chapter 12 of the Danish Act on Trading in Securities and the Danish Executive Order No. 166 of 13 March 2003 on the First Public Offer of Certain Securities issued pursuant hereto as amended from time to time.

European Economic Area.  In relation to each member state of the European Economic Area which has implemented the Prospectus Directive, or a relevant member state, with effect from and including the date on which the Prospectus Directive is implemented in that relevant member state, or the relevant implementation date, the underwriters have not made and will not make an offer of ADSs to the public in that relevant member state prior to the publication of a prospectus in relation to the ADSs which has been approved by the competent authority in that relevant member state or, where appropriate, approved in another relevant member state and notified to the competent authority in that relevant member state, all in accordance with the Prospectus Directive, except that it may, with effect from and including the relevant Implementation Date, make an offer of ADSs to the public in that relevant member state at any time:

•	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities,

•

to any legal entity which has two or more of (i) an average of at least 250 employees during the last financial year, (ii) a total balance sheet of more than €43,000,000 and (iii) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts, or

•	in any other circumstances which do not require the publication by the issuer of a prospectus as required by Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of ADSs to the public” in relation to any ADSs in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and the ADSs to be offered so as to enable an investor to decide to purchase or subscribe for the ADSs, as the same may be varied in that member state by any measure implementing the Prospectus Directive in that member state and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each relevant member state.

United Kingdom.  The underwriters have not made and will not make an offer of ADSs to the public in the United Kingdom within the meaning of section 102B of the Financial Services and Markets Act 2000 (as amended), or the FSMA, except to legal entities which are authorized or regulated to operate in the financial markets or whose corporate purpose is solely to invest in securities or otherwise in circumstances which do not require the publication by the company of a prospectus as required by the Prospectus Rules of the Financial Services Authority. The underwriters have only communicated and will only communicate an invitation or inducement to engage in investment activity (within the meaning of section 21 of FSMA) to persons who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 or in circumstances in which section 21 of FSMA does not apply to the company, and the underwriters have complied with and will comply with all applicable provisions of FSMA with respect to anything done by it in relation to the ADSs in, from or otherwise involving the United Kingdom.

France.  Neither this prospectus nor any offering material relating to ADSs has been or will be submitted to the “Commission des Opérations de Bourse” for approval (“Visa”), in France. The underwriters have not offered or sold and will not offer or sell any ADSs or distribute or cause to be distributed any copies of this prospectus or any offering material relating to the ADSs, directly or indirectly, in France, except (a) with the prior authorization of the French Ministry for Economy and Finance in accordance with Articles 9 and 10 of the ‘Décret’ of December 29, 1989 regulating financial relations between France and foreign countries, or (b) to qualified investors (“investisseurs qualifiés”), and/or a restricted group of investors (“cercle restreint d’investisseurs”), in each case acting for their account, all as defined in, and in accordance with, Article L. 411-l and L. 411-2 of the Monetary and Financial Code and “Décret” no. 98-880 dated October 1, 1998.

Germany.  This prospectus is not a Securities Selling Prospectus within the meaning of the German Securities Sales Prospectus Act (Verkaufsprospektgesetz) of September 9, 1998, as amended, and has not been filed with and approved by the German Federal Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht) or any other competent German governmental authority under the relevant laws. The underwriters have not offered or sold and will not offer or sell any ADSs or distribute copies of this prospectus or any document relating to the ADSs, directly or indirectly, in Germany except to persons falling within the scope of section 2 numbers 1 (persons who as part of their profession, occupation or business, purchase or sell securities for their own account or for the account of third patties), 2 (a restricted circle of persons) and 3 (employees by their employer or related group companies) of the German Securities Sales Prospectus Act of September 8, 1998 and by doing so has not taken, and will not take, any steps which would constitute a public offering of the ADSs in Germany.

Ireland.  Each underwriter has represented and agreed that (i) otherwise than in circumstances which are not deemed to be an offer to the public by virtue of the provisions of the Irish Companies Acts, 1963 to 2001, it has not offered or sold, and will not offer or sell, in Ireland, by means of any document, any ADSs or ordinary shares, unless such offer or sale has been or is made to persons whose ordinary business is to buy or sell shares or debentures, whether as principal or agent, and it has not issued, and will not issue, in Ireland any form of application for ADSs or ordinary shares; and (ii) it has not made and will not make any offer of ADSs or ordinary shares to the public in Ireland to which the European Communities (Transferable Securities and Stock Exchange) Regulations, 1992 of Ireland would apply, except in accordance with the provisions of those regulations; and (iii) it has complied, and will comply, with all applicable provisions of the Investment Intermediaries Act 1995 of Ireland, with respect to anything done by it in relation to the offer, sale or delivery of the ADSs or ordinary shares in or involving Ireland.

Italy.  This prospectus has not been registered with the Commissione Nazionale per le Società e la Borsa (“CONSOB”) pursuant to Italian securities legislation and, accordingly: (i) the ADSs cannot be offered, sold or delivered in the Republic of Italy (“Italy”) in a solicitation to the public at large (sollecitazione all’investimento) within the meaning of Article 1, paragraph 1, letter (t) of Legislative Decree no. 58 of February 24, 1998 (the “Financial Services Act”), nor may any copy of this prospectus or any other document relating to the ADSs be distributed in Italy, (ii) the ADSs cannot be offered, sold and/or delivered, nor may any copy of this prospectus or any other document relating to the ADSs be distributed, either in the primary or in the secondary market, to individuals in Italy, and (iii) sales of the ADSs in Italy shall only be: (a) negotiated with “Professional Investors”

(operatori qualificati), as defined under Article 31, paragraph 2, of CONSOB Regulation no. 11522 of July 1, 1998, as amended (“CONSOB Regulation No. 11522”), (b) made by an investment firm, bank or financial intermediary permitted to conduct such activities in Italy in accordance with the Italian Banking Act, the Financial Services Act, CONSOB Regulation no. 11522 and all the other relevant provisions of Italian law, and (c) effected in accordance with any other Italian securities, tax and exchange control and other applicable laws and regulations and any other applicable requirement or limitation which may be imposed by CONSOB or the Bank of Italy.

Malaysia.  No prospectus or other offering material or document in connection with the offer and sale of the ADSs has been or will be registered with the Securities Commission of Malaysia pursuant to the Securities Commission Act, 1993, as the offer for purchase of, or invitation to purchase, the ADSs is meant to qualify as an “excluded offer or excluded invitation” within the meaning of Section 38 of the Securities Commission Act, 1993. The ADSs will not be offered, sold, transferred or otherwise disposed, directly or indirectly, nor any document or other material in connection therewith distributed, in Malaysia, other than to persons falling within anyone of the categories or persons specified in Schedule 2 and/or Schedule 3 of the Securities Commission Act, 1993, who are also persons to whom any offer or invitation to purchase or sell would be an excluded offer or invitation within the meaning of Section 38 of the Securities Commission Act, 1993.

The Netherlands.  The underwriters have not offered, distributed, sold, transferred or delivered, and will not offer, distribute, sell, transfer or deliver, any ADSs, directly or indirectly, in the Netherlands, as part of their initial distribution or at any time thereafter, to any person other than individuals who or legal entities which trade or invest in securities in the conduct of their profession or business within the meaning of article 2 of the Exemption Regulation issued under the Securities Transactions Supervision Act 1995 (Vrijstellingsregeling Wet toezicht Effectenverkeer 1995), which includes banks, brokers, pension funds, insurance companies, securities institutions, investment institutions and other institutional investors, including, among others, treasuries of large enterprises, who or which regularly trade or invest in securities in a professional capacity.

Norway.  This prospectus has not been approved by or registered with the Oslo Stock Exchange under Chapter 5 of the Norwegian Securities Trading Act 1997. Accordingly, each underwriter has represented and agreed that it has not offered or sold, and will not offer or sell, any ADSs or ordinary shares to any persons in Norway in any way that would constitute an offer to the public other than to persons who invest in securities as part of their professional activity and who are registered with the Oslo Stock Exchange in this capacity, or otherwise only in circumstances where an exemption from the duty to publish a prospectus under the Norwegian Securities Trading Act 1997 shall be applicable.

Spain.  This prospectus has not been approved or registered in the administrative registries of the Spanish National Securities Exchange Commission (Comisión Nacional del Mercado de Valores). Accordingly, our ADSs may not be offered in Spain except in circumstances which do not constitute a public offer of securities in Spain within the meaning of article 30bis of the Spanish Securities Market Law of 28 July 1988 (Ley 24/1988, de 28 de Julio, del Mercado de Valores), as amended and restated, and supplemental rules enacted thereunder.

Sweden.  This prospectus has not been approved by or registered with the Swedish Financial Supervisory Authority (Finansinspekitonen). Accordingly, each underwriter has represented and agreed that it has not offered or sold, and will not offer or sell, any ADSs or ordinary shares to persons in Sweden, except to a “closed circle” of not more than 200 pre-selected, non-substitutable investors, under the Swedish Financial Instruments Trading Act (“Lag (1991:980) om handel med finansiella instrument”).

Switzerland.  This prospectus does not constitute a prospectus within the meaning of Article 652a and Art. 1156 of the Swiss Code of Obligations (Schweizerisches Obligationenrecht), and none of this offering, the ADSs and ordinary shares has been or will be approved by any Swiss regulatory authority.

Hong Kong.  The underwriters (i) have not offered or sold, and will not offer or sell, in Hong Kong, by means of any document, any ADSs other than to persons whose ordinary business is to buy or sell shares or debentures, whether as principal or agent, or in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Chapter 32) of Hong Kong, and (ii) except as permitted under the securities laws of Hong Kong, have not issued, and will not issue, in Hong Kong any document, invitation or advertisement relating to the ADSs other than with respect to ADSs which are intended to be disposed of to persons outside Hong Kong or only to persons whose business involves the acquisition, disposal or holding of securities, whether as principal or agent.

Japan.  The ADSs have not been and will not be registered under the Securities and Exchange Law of Japan and may not be offered or sold, directly or indirectly, in Japan or to, or for the account or benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan) or to, or for the account or benefit of, any person for reoffering or resale, directly or indirectly, in Japan or to, or for the account or benefit of, any resident of Japan, except (i) pursuant to an exemption from the registration requirements of, or otherwise in compliance with, the Securities and Exchange Law of Japan and (ii) in compliance with any other relevant laws and regulations of Japan.

Singapore.  This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the ADSs may not be circulated or distributed, nor may the ADSs be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA. Where the ADSs are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the ADSs under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

United Arab Emirates.  Each underwriter has represented and agreed that it has not offered or sold, and will not offer or sell, directly or indirectly, any of the ADSs in the United Arab Emirates, except (i) in compliance with all applicable laws and regulations of the United Arab Emirates, and (ii) through persons or corporate entities authorized and licensed to provide investment advice and/or engage in brokerage activity and/or trade in respect of foreign securities in the United Arab Emirates.

Kingdom of Bahrain.  This offering is restricted in the Kingdom of Bahrain to banks, financial institutions and professional investors and any person receiving this prospectus in the Kingdom of Bahrain and not falling within those categories is ineligible to purchase the ADSs.

State of Kuwait.  The ADSs have not been authorized or licensed for offering, marketing or sale in the State of Kuwait. The distribution of this prospectus and the offering and sale of the ADSs in the State of Kuwait is restricted by law unless a license is obtained from the Kuwaiti Ministry of Commerce and Industry in accordance with Law 31 of 1990. Persons into whose possession this prospectus comes are required by us and the underwriters to inform themselves about and to observe such restrictions. Investors in Kuwait who approach us or any of the underwriters to obtain copies of this prospectus are required by us and the underwriters to keep such prospectus confidential and not to make copies thereof or distribute the same to any other person and are also required to observe the restrictions provided for in all jurisdictions with respect to offering, marketing and the sale of the ADSs.

Kingdom of Saudi Arabia.  No action has been or will be taken in the Kingdom of Saudi Arabia that would permit a public offering or private placement of the ADSs in the Kingdom of Saudi Arabia, or possession or distribution of any offering materials in relation thereto. The ADSs may only be offered and sold in the Kingdom of Saudi Arabia in accordance with Part 5 (Exempt Offers) of the Offers of Securities Regulations dated 20/8/1425 AH corresponding to 4/10/2004) (the “Regulations”) and, in accordance with Part 5 (Exempt Offers) Article 17(a)(3) of the Regulations, the ADSs will be offered to no more than 60 offerees in the Kingdom of Saudi Arabia with each such offeree paying an amount not less than Saudi Riyals one million or its equivalent. Investors are informed that Article 20 of the Regulations places restrictions on secondary market activity with respect to the ADSs. Any resale or other transfer, or attempted resale or other transfer, made other than in compliance with the above-stated restrictions shall not be recognized by us.

Qatar.  The underwriters have acknowledged and agreed that no general offering of the ADSs will be made in Qatar, and any ADSs may only be placed in Qatar with a limited number of targeted investors.

People’s Republic of China.  The underwriters have not circulated and will not circulate or distribute this prospectus in the PRC and the underwriters have not offered or sold, and will not offer or sell to any person for re-offering or resale, directly or indirectly, any ADSs to any resident of the PRC except pursuant to applicable laws and regulations of the PRC. For the purposes of this paragraph, the PRC does not include Hong Kong, Macau and Taiwan.

Cayman Islands.  This prospectus does not constitute an invitation or offer to the public in the Cayman Islands of the ADSs, whether by way of sale or subscription. The underwriters have not offered or sold, and will not offer or sell, directly or indirectly, any ADSs in the Cayman Islands.

British Virgin Islands.  This prospectus does not constitute an invitation to the public in the British Virgin Islands of the ADSs, whether by way of sale or subscription. The underwriters have not offered or sold, and will not offer or sell, directly or indirectly, and ADSs in the British Virgin Islands.

EXPENSES RELATING TO THIS OFFERING

Set forth below is an itemization of the total expenses, excluding underwriting discounts and commissions, that are expected to be incurred in connection with the offer and sale of the ADSs by us. With the exception of the Securities and Exchange Commission registration fee, the National Association of Securities Dealers, Inc. filing fee and the Nasdaq Global Market listing fee, all amounts are estimates.

Securities and Exchange Commission Registration Fee	$[	•]

Nasdaq Global Market Listing Fee	[	•]

National Association of Securities Dealers, Inc. Filing Fee	[	•]

Printing and Engraving Expenses	[	•]

Legal Fees and Expenses	[	•]

Accounting Fees and Expenses	[	•]

Miscellaneous	[	•]

Total	$[	•]

Expenses will be borne based on the numbers of ADSs sold in the offering by us.

LEGAL MATTERS

The validity of the ADSs and certain other legal matters as to the United States federal law and New York law in connection with this offering will be passed upon for us by Latham & Watkins LLP. Certain legal matters as to the United States federal law and New York law in connection with this offering will be passed upon for the underwriters by O’Melveny & Myers LLP. The validity of the ordinary shares represented by the ADSs offered in this offering will be passed upon for us by Conyers Dill & Pearman. Legal matters as to PRC law will be passed upon for us by King & Wood and for the underwriters by Junhe Law Offices. Latham & Watkins LLP may rely upon Conyers Dill & Pearman with respect to matters governed by Cayman Islands law, and King & Wood with respect to matters governed by PRC law. O’Melveny & Myers LLP may rely upon Conyers Dill & Pearman with respect to matters governed by Cayman Islands law, and Junhe Law Offices with respect to matters governed by PRC law.

EXPERTS

The financial statements as of December 31, 2004, 2005 and 2006, and for the period August 2, 2004 (date of inception) to December 31, 2004, the years ended December 31, 2005 and 2006, and the related financial statements included in this prospectus have been audited by Deloitte Touche Tohmatsu CPA Ltd., an independent registered public accounting firm, as stated in their report appearing herein, and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The offices of Deloitte Touche Tohmatsu CPA Ltd. are located at 30th Floor, Bund Center, 222 Yan An Road East, Shanghai, China.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form F-1, including relevant exhibits and securities under the Securities Act with respect to underlying ordinary shares represented by the ADSs, to be sold in this offering. A related registration statement on F-6 will be filed with the SEC to register the ADSs. This prospectus, which constitutes a part of the registration statement, does not contain all of the information contained in the registration statement. You should read the registration statement and its exhibits and schedules for further information with respect to us and our ADSs.

Immediately upon completion of this offering we will become subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we will be required to file reports, including annual reports on Form 20-F, and other information with the SEC. As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing the furnishing and content of proxy statements to shareholders. All information filed with the SEC can be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of these documents upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. Additional information may also be obtained over the Internet at the SEC’s website at www.sec.gov. Our SEC filings, including this registration statement and other information may also be inspected at the offices of the Nasdaq Global Market, Reports Section, 1735 K Street, N.W. Washington, D.C. 20006.

CHINA SUNERGY CO., LTD.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets as of December 31, 2004, 2005 and 2006	F-3
Consolidated Statements of Operations for the period August 2, 2004 (date of inception) to December 31, 2004, and for the years ended December 31, 2005 and 2006	F-5

Consolidated Statements of Shareholders’ Equity (Deficit) and Comprehensive Income (Loss) for the period August 2, 2004 (date of inception) to December 31, 2004 and for the years ended December 31, 2005 and 2006

F-6
Consolidated Statements of Cash Flows for the period August 2, 2004 (date of inception) to December 31, 2004, and for the years ended December 31, 2005 and 2006	F-7
Notes to the Consolidated Financial Statements	F-9
Additional Information – Financial Statements Schedule 1	F-32

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF

CHINA SUNERGY CO., LTD.

We have audited the accompanying consolidated balance sheets of China Sunergy Co., Ltd. and its subsidiaries (the “Group”) as of December 31, 2004, 2005 and 2006, and the related consolidated statements of operations, shareholders’ equity (deficit) and comprehensive income (loss), and cash flows for the period August 2, 2004 (date of inception) to December 31, 2004 and the years ended December 31, 2005 and 2006 and the related financial statements included in Schedule 1. These financial statements and the related financial statement schedule are the responsibility of the Group’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Group is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of China Sunergy Co., Ltd. and its subsidiaries as of December 31, 2004, 2005 and 2006, and results of its operations and its cash flows for the period August 2, 2004 (date of inception) to December 31, 2004 and the years ended December 31, 2005 and 2006 in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects, the information set forth therein.

Deloitte Touche Tohmatsu CPA Ltd.

Shanghai, China

April 25, 2007

CHINA SUNERGY CO., LTD.

CONSOLIDATED BALANCE SHEETS

(In U.S. dollars)

	December 31,
	2004	2005	2006
	$	$	$
			Pro forma (Unaudited) (Note 2)
ASSETS
Current assets:
Cash and cash equivalents	1,031,789	2,765,387	14,749,575
Restricted cash	2,016,257	21,958,666	4,952,473
Inventories	29,511	6,647,035	44,331,156
Accounts receivable, net of allowance for doubtful accounts of $nil, $nil and $nil in 2004, 2005 and 2006, respectively	—	1,705,390	43,048,151
Advances to suppliers	—	17,408,297	26,281,257
Amounts due from related parties	2,256,118	14,104,283	1,976,410
Prepaid expenses and other current assets	12,428	280,858	1,081,935

Total current assets	5,346,103	64,869,916	136,420,957
Property, plant and equipment, net	2,289,661	13,413,907	38,729,631
Intangible assets, net	966,592	943,674	1,026,447
Deferred tax assets	—	79,757	150,431

TOTAL ASSETS	8,602,356	79,307,254	176,327,466

(Continued)

See notes to consolidated financial statements.

CHINA SUNERGY CO., LTD.

CONSOLIDATED BALANCE SHEETS

(In U.S. dollars)

	December 31,
	2004	2005	2006
	$	$	$
				Pro forma (Unaudited) (Note 2)
LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term bank borrowings	—	21,684,717	69,262,771
Current portion of long-term borrowings	—	—	8,673,886
Accounts payable	720,932	3,215,822	11,845,496
Accrued expenses and other current liabilities	57,977	924,154	1,368,368
Advances from customers	—	11,131,870	949,915
Amounts due to related parties	2,334,652	28,436,868	3,742

Total current liabilities	3,113,561	65,393,431	92,104,178
Long-term bank borrowings	1,812,360	8,673,886	—
Accrued warranty costs	—	—	157,595
Other non-current liabilities	483,296	—	—

Total liabilities	5,409,217	74,067,317	92,261,773

Commitments and contingencies (Note 16)

Mezzanine Equity:
Series A redeemable convertible preferred shares ($0.0001 par value; 12,847,300 shares authorized and nil, nil and 12,847,300 shares issued and outstanding as of December 31, 2004, 2005 and 2006, respectively), liquidation value of $15,344,013	—	—	13,227,862
Series B redeemable convertible preferred shares ($0.0001 par value; 23,905,100 shares authorized and nil, nil and 23,905,100 shares issued and outstanding as of December 31, 2004, 2005 and 2006, respectively), liquidation value of $32,751,795	—	—	28,501,788
Series C redeemable convertible preferred shares ($0.0001 par value; 6,901,000 shares authorized and nil, nil and 6,901,000 shares issued and outstanding as of December 31, 2004, 2005 and 2006, respectively), liquidation value of $22,556,346	—	—	20,056,093
Shareholders’ equity (deficit):
Ordinary shares (par value $0.0001; 463,247,600 shares authorised, nil, nil and 104,544,000 shares issued and outstanding as of December 31, 2004, 2005 and 2006, respectively; 148,197,400 shares issued and outstanding on a pro forma basis)	—	—	10,454	14,820
Additional paid-in capital	9,450,000	9,450,000	20,144,945	81,926,322
Subscription receivable	(5,297,811)	(3,052,020)	—	—
Accumulated deficit	(959,073)	(1,266,067)	—	—
Accumulated other comprehensive income	23	108,024	2,124,551	2,124,551

Total shareholders’ equity	3,193,139	5,239,937	22,279,950	84,065,693

TOTAL LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY	8,602,356	79,307,254	176,327,466	176,327,466

See notes to consolidated financial statements.

CHINA SUNERGY CO., LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In U.S. dollars, except share data)

	Period from August 2, 2004 (date of inception) to December 31,	Year ended December 31,
	2004	2005	2006
	$	$	$
Net revenues	—	13,749,667	149,520,944
Cost of revenues	—	(11,795,673)	(122,889,246)

Gross profit	—	1,953,994	26,631,698

Selling expenses	—	(38,461)	(1,014,442)
General and administrative expenses	(953,075)	(1,583,632)	(9,900,617)
Research and development expenses	—	(48,525)	(545,783)

Total operating expenses	(953,075)	(1,670,618)	(11,460,842)

(Loss) income from operations	(953,075)	283,376	15,170,856
Interest expense	(5,998)	(620,399)	(3,002,054)
Interest income	—	113,604	419,720
Other income (expense), net	—	(163,332)	(844,814)

(Loss) income before income taxes	(959,073)	(386,751)	11,743,708
Tax benefit	—	79,757	70,674

Net (loss) income	(959,073)	(306,994)	11,814,382
Dividend on Series A redeemable convertible preferred shares	—	—	(13,377,452)
Dividend on Series B redeemable convertible preferred shares	—	—	(28,551,788)
Dividend on Series C redeemable convertible preferred shares	—	—	(7,097,263)

Net loss attributable to holders of ordinary shares	(959,073)	(306,994)	(37,212,121)

Net loss per share:
Basic	$(0.01)	$(0.00)	$(0.36)

Diluted	$(0.01)	$(0.00)	$(0.36)

Shares used in computation:
Basic	108,000,000	108,000,000	103,583,178

Diluted	108,000,000	108,000,000	103,583,178

Pro forma net income per share (unaudited)
Basic			$0.09

Diluted			$0.09

Shares used in pro forma computation (unaudited)
Basic			129,749,993

Diluted			129,749,993

See notes to consolidated financial statements.

CHINA SUNERGY CO., LTD.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (DEFICIT)

AND COMPREHENSIVE INCOME (LOSS)

(In U.S. dollars, except share data)

	Ordinary shares		Additional paid-in capital	Subscription receivable	Accumulated deficit	Accumulated other comprehensive income	Total	Comprehensive income (loss)
	Number	$	$	$	$	$	$	$
Balance at August 2, 2004 (date of inception)	—	—	—	—	—	—	—
Contribution from shareholders	—	—	9,450,000	(6,107,811)	—	—	3,342,189
Forgiveness of shareholder receivable	—	—	—	810,000	—	—	810,000
Net loss	—	—	—	—	(959,073)	—	(959,073)	(959,073)
Foreign currency translation adjustments	—	—	—	—	—	23	23	23

Balance at December 31, 2004	—	—	9,450,000	(5,297,811)	(959,073)	23	3,193,139	(959,050)

Contribution from shareholders	—	—	—	2,245,791	—	—	2,245,791
Net loss	—	—	—	—	(306,994)	—	(306,994)	(306,994)
Foreign currency translation adjustments	—	—	—	—	—	108,001	108,001	108,001

Balance at December 31, 2005	—	—	9,450,000	(3,052,020)	(1,266,067)	108,024	5,239,937	(198,993)

Reorganization
Contribution from shareholders	—	—	—	2,512,020	—	—	2,512,020
Excess of prorata distribution to shareholders	—	—	3,708,844	—	—	—	3,708,844
Forgiveness of shareholder receivable	—	—	—	540,000	—	—	540,000
Purchase and retirement of treasury shares	—	—	(2,701,792)	—	—	—	(2,701,792)
Distribution on reorganisation	—	—	—	(4,046,811)	—	—	(4,046,811)
Issuance of ordinary shares	99,144,000	9,914	—	—	—	—	9,914
Exercise of warrant	54,000,000	540	—	—	—	—	540
Return of distribution on reorganisation	—	—	—	4,046,811	—	—	4,046,811
Series A beneficial conversion feature	—	—	13,110,400	—	—	—	13,110,400
Series B beneficial conversion feature	—	—	27,999,948	—	—	—	27,999,948
Series C beneficial conversion feature	—	—	6,941,170	—	—	—	6,941,170
Dividend on Series A redeemable convertible preferred shares	—	—	(2,829,137)	—	(10,548,315)	—	(13,377,452)
Dividend on Series B redeemable convertible preferred shares	—	—	(28,551,788)	—	—	—	(28,551,788)
Dividend on Series C redeemable convertible preferred shares	—	—	(7,097,263)	—	—	—	(7,097,263)	—
Share based compensation	—	—	114,563	—	—	—	114,563	—
Net income	—	—	—	—	11,814,382	—	11,814,382	11,814,382
Foreign currency translation adjustments	—	—	—	—	—	2,016,527	2,016,527	2,016,527

Balance at December 31, 2006	104,544,000	10,454	20,144,945	—	—	2,124,551	22,279,950	13,830,909

See notes to consolidated financial statements.

CHINA SUNERGY CO., LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In U.S. dollars)

	Period from August 2, 2004 (date of inception) to December 31,	Year ended December 31,
	2004	2005	2006
	$	$	$
Operating activities:
Net loss attributable to holders of ordinary shares	(959,073)	(306,994)	(37,212,121)
Dividend on Series A redeemable convertible preferred shares	—	—	13,377,452
Dividend on Series B redeemable convertible preferred shares	—	—	28,551,788
Dividend on Series C redeemable convertible preferred shares	—	—	7,097,263

Net (loss) income	(959,073)	(306,994)	11,814,382

Adjustments to reconcile net (loss) income to net cash provided by (used in) operating activities:
Depreciation and amortization	1,223	321,525	1,798,331
Share based compensation		—	114,563
Forgiveness of shareholder receivable	810,000	—	540,000
Excess of prorata distribution to shareholders	—	—	3,708,844
Purchase and retirement of treasury shares		—	408,608
Loss from disposal of property, plant and equipment	—	—	61,677

Changes in operating assets and liabilities:
Inventories	(29,511)	(6,617,524)	(37,684,121)
Accounts receivable	—	(1,705,390)	(41,342,761)
Advances to suppliers	—	(17,408,297)	(8,872,960)
Prepaid expenses and other current assets	(12,428)	(268,430)	(801,077)
Amounts due from related parties	—	—	(1,925,286)
Accounts payable	166,325	1,462,312	5,495,031
Accrued expenses and other current liabilities	57,977	382,881	632,749
Advances from customers	—	11,131,870	(10,181,955)
Provision for warranty costs	—	—	157,595
Deferred tax assets	—	(79,757)	(70,674)

Net cash provided by (used in) operating activities	34,513	(13,087,804)	(76,147,054)

Investing activities:
Purchases of property, plant and equipment	(1,736,277)	(10,390,275)	(23,143,893)
Proceeds from disposal of property, plant and equipment	—	—	2,505
Purchases of intangibles	(483,296)	—	(1,727,780)
Proceeds from government grant	—	—	1,105,538
Change in restricted cash	(2,016,257)	(19,942,409)	17,006,193

Net cash used in investing activities	(4,235,830)	(30,332,684)	(6,757,437)

(Continued)

See notes to consolidated financial statements.

CHINA SUNERGY CO., LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In U.S. dollars)

	Period from August 2, 2004 (date of inception) to December 31,	Year ended December 31,
	2004	2005	2006
	$	$	$
Financing activities:
Proceeds from investor upon formation of the Company	—	—	13,110,400
Issuance cost of Series A redeemable convertible preference shares	—	—	(99,590)
Proceeds from issuance of Series B redeemable convertible preference shares	—	—	27,999,948
Proceeds from issuance of Series C redeemable convertible preference shares	—	—	20,000,000
Proceeds from issuance of ordinary shares	—	—	10,454
Cash contributions received from shareholders	3,342,189	2,245,791	2,512,020
Distribution on reorganisation	—	—	(4,046,811)
Return of distribution on reorganisation	—	—	4,046,811
Purchase and retirement of treasury share	—	—	(3,110,400)
Amounts due from related parties	(2,256,118)	(11,848,165)	14,053,159
Amounts due to related parties	2,334,652	26,102,216	(28,433,126)
Proceeds from short-term bank borrowings	—	25,040,263	80,087,689
Proceeds from long-term bank borrowings	1,812,360	6,821,417	—
Repayment of bank borrowings	—	(3,622,041)	(34,007,393)

Net cash provided by financing activities	5,233,083	44,739,481	92,123,161

Effect of exchange rate changes	23	414,605	2,765,518

Net increase in cash and cash equivalents	1,031,789	1,733,598	11,984,188
Cash and cash equivalents at the beginning of the year	—	1,031,789	2,765,387

Cash and cash equivalents at the end of the year	1,031,789	2,765,387	14,749,575

Supplemental disclosure of cash flow information:
Interest paid	5,998	620,399	3,002,054

Income taxes paid	—	—	—

Supplemental disclosure of non-cash investing activities:
Purchases of property, plant and equipment included in accounts payable	554,607	1,032,578	4,721,828
Purchase of intangible asset included in other non-current liabilities	483,296	—	—

Supplemental disclosure of non-cash financing activities:
Exchange of investor contribution for Series A redeemable convertible preference shares	—	—	13,010,810
Redeemable convertible preference shares issuance costs included in accrued expenses and other current liabilities	—	—	200,000

See notes to consolidated financial statements.

CHINA SUNERGY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD AUGUST 2, 2004 (DATE OF INCEPTION) TO DECEMBER 31, 2004

AND THE YEARS ENDED DECEMBER 31, 2005 AND 2006

(In U.S. dollars, except share data and unless otherwise stated)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES

China Sunergy Co., Ltd. (the “Company”) was incorporated under the laws of the Cayman Islands on August 4, 2006.

The Company entered into an agreement with the equity owners of China Sunergy Co., Ltd., a Company incorporated under the laws of the British Virgin islands, (“China Sunergy BVI”) to initiate a restructuring process, whereby the Company acquired a 100% interest in China Sunergy BVI. The restructuring process was completed on August 30, 2006. This transaction has been accounted for as a legal reorganization as there was no change in the ownership structure between the Company and China Sunergy BVI.

On April 26, 2006, China Sunergy BVI issued 1,045,440 warrants on a pro-rata basis to the shareholders, or their assignees, that owned 100% of CEEG (Nanjing) PV-Tech Co., Ltd. (“Nanjing PV”) in exchange for their equity interests (see Note 7). This transaction has been accounted for as a legal reorganization with all share and per share data being restated to give retroactive effect to this transaction. Of the 1,045,440 warrants, 991,440 warrants were exercised immediately into ordinary shares, and the remaining 54,000 warrants were exercised into 5,400,000 ordinary shares in August 2006.

The Company and its subsidiaries (collectively referred to as “the Group”) are principally engaged in the design, development, manufacturing and marketing of solar cells in the People’s Republic of China (the “PRC”) and overseas markets. During the periods covered by the consolidated financial statements, substantially all of the Group's business was conducted through Nanjing PV, an operating subsidiary established in the PRC on August 2, 2004 in which the Company holds a 100% interest through China Sunergy BVI.

2.	SUMMARY OF PRINCIPAL ACCOUNTING POLICIES

(a)	Basis of presentation

The consolidated financial statements of the Group have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

(b)	Basis of consolidation

The consolidated financial statements include the assets, liabilities revenues and expenses of the Group. All significant intercompany transactions and balances have been eliminated on consolidation.

(c)	Use of estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates. The Group bases its estimates on historical experience and various other

CHINA SUNERGY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD AUGUST 2, 2004 (DATE OF INCEPTION) TO DECEMBER 31, 2004

AND THE YEARS ENDED DECEMBER 31, 2005 AND 2006

(In U.S. dollars, except share data and unless otherwise stated)

2.	SUMMARY OF PRINCIPAL ACCOUNTING POLICIES - continued
(c)	Use of estimates - continued

factors believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Significant accounting estimates reflected in the consolidated financial statements include reserve for obsolete inventory, provision of warranty costs, and the useful lives of and impairment for property, plant and equipment and intangible assets.

(d)	Cash and cash equivalents and restricted cash

Cash and cash equivalents consist of cash on hand and demand deposits, which are unrestricted as to withdrawal and use, and which have maturities of three months or less when purchased.

Restricted cash represents bank deposits for securing notes payable that are not available for use in operations.

(e)	Inventories

Inventories are stated at the lower of cost or market value. Cost is determined using the weighted-average method.

The Group outsourced portions of its manufacturing process, including cutting ingots into wafers. These outsourcing arrangements do not include transfer of title of the raw material inventory (silicon or ingots) to the third-party manufacturers. Such raw materials are recorded as raw material inventory when purchased from suppliers and while in the possession of the third-party manufacturers. Upon receipt of the processed inventory, it is reclassified to work-in-progress inventory and a processing fee is paid to the third-party manufacturers.

(f)	Property, plant and equipment

Property, plant and equipment are recorded at cost less accumulated depreciation and amortization. Depreciation and amortization are provided on a straight-line basis over the following estimated useful lives:

Buildings	20 years
Plant and machinery	10 years
Furniture, fixtures and equipment	5 years
Motor vehicles	5 years

Costs incurred in constructing new facilities, including progress payments and other costs related to construction, are capitalized. Interest costs incurred and capitalised in respect of construction of new facilities amounted to $nil, $410,536 and $nil for the period from August 2, 2004 (date of inception) to December 31, 2004 and the years ended December 31, 2005 and 2006, respectively.

CHINA SUNERGY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD AUGUST 2, 2004 (DATE OF INCEPTION) TO DECEMBER 31, 2004

AND THE YEARS ENDED DECEMBER 31, 2005 AND 2006

(In U.S. dollars, except share data and unless otherwise stated)

2.	SUMMARY OF PRINCIPAL ACCOUNTING POLICIES - continued

(g)	Intangible assets

Land use rights are recorded at cost less accumulated amortization. Amortization is provided on a straight-line basis over 50 years based on the terms of the land use right agreement.

(h)	Impairment of long-lived assets

The Group evaluates its long-lived assets and finite lived intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. When these events occur, the Group measures impairment by comparing the carrying amount of the assets to future undiscounted net cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amount of the assets, the Group would recognize an impairment loss equal to the excess of the carrying amount over the fair value of the assets.

(i)	Income taxes

Deferred income taxes are recognized for temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements, net operating loss carryforwards and credits by applying enacted statutory tax rates applicable to future years. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities. The components of the deferred tax assets and liabilities are individually classified as current and non-current based on the characteristics of the underlying assets and liabilities, or the expected timing of their use when they do not relate to a specific asset or liability.

(j)	Revenue recognition

Sales of solar cells are recorded when persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed or determinable, and collectibility is reasonably assured. Customers do not have any rights of return. A portion of the Group's sales to domestic customers require the customers to prepay before delivery has occurred. Such prepayments are recorded as advances from customers in the consolidated balance sheets until delivery has occurred. A majority of the Group’s contracts with overseas customers are written such that the customer takes title and assumes the risks and rewards of ownership of the products upon shipment. Accordingly, the Group recognises revenue upon documentary evidence of shipment, assuming all other criteria have been met.

(k)	Buy/sell arrangements

The Group has buy/sell arrangements with certain raw materials vendors wherein the Group sells finished goods, comprised of solar cells, and acquires raw materials in the form of silicon wafers.

CHINA SUNERGY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD AUGUST 2, 2004 (DATE OF INCEPTION) TO DECEMBER 31, 2004

AND THE YEARS ENDED DECEMBER 31, 2005 AND 2006

(In U.S. dollars, except share data and unless otherwise stated)

2.	SUMMARY OF PRINCIPAL ACCOUNTING POLICIES - continued
(k)	Buy/sell arrangements - continued

These arrangements are with counterparties in the same line of business as the Group and are executed as a means of securing a consistent supply of silicon wafer raw materials. The Group records such transactions at fair value.

During the year ended December 31, 2005, the Group purchased $3,262,140 of raw materials and sold $8,235,024 of finished goods under these buy/sell arrangements.

During the year ended December 31, 2006, the Group purchased $35,538,653 of raw materials and sold $47,157,841, of finished goods under these buy/sell arrangements.

(l)	Cost of revenue

Cost of revenue includes production and indirect costs, as well as shipping and handling costs for products sold and warranty costs.

(m)	Research and development

Research and development costs are expensed when incurred.

(n)	Advertising expenses

Advertising expenses are charged to the statements of operations in the period incurred. The Group incurred advertising expenses amounting to $nil, $45,030 and $231,514 for the period from August 2, 2004 (date of inception) to December 31, 2004 and the years ended December 31, 2005 and 2006, respectively.

(o)	Warranty cost

The Group warrants its products against specified declines in the initial minimum power generation capacity for up to 20 years after sales have taken place. The Group has the right to repair or replace the solar cells based on the specific nature of the defect claims under the terms of the warranty policy. The Group maintains warranty reserves to cover potential liabilities that could arise under these warranties. Due to limited warranty claims to date, the Group accrues the estimated costs of warranties at 0.5% of solar cell sales based on an assessment of its competitors’ accrual history, industry standard accelerated testing, and discussions with its quality review staff. Actual warranty costs are accumulated and charged against the accrued warranty liability. To the extent that accrual warranty costs differ from the estimates, the Group will prospectively revise its accrual rate.

Sales contracts concluded after March 31, 2006 do not contain warranty provisions and the Group does not expect to enter into solar cell sales contracts with warranty provisions in the future.

(p)	Government grants

Government grants are recognized when received and all the conditions for their receipt have been met. Government grants are recognized as income in the period in which the related expenditures are recorded. Capital grants for the acquisition of equipment are recorded as a liability until earned and then offset against the related capital assets.

CHINA SUNERGY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD AUGUST 2, 2004 (DATE OF INCEPTION) TO DECEMBER 31, 2004

AND THE YEARS ENDED DECEMBER 31, 2005 AND 2006

(In U.S. dollars, except share data and unless otherwise stated)

2.	SUMMARY OF PRINCIPAL ACCOUNTING POLICIES - continued

(q)	Foreign currency translation

The functional and reporting currency of the Company is the United States dollar (“US dollar”). Monetary assets and liabilities denominated in other currencies other than the US dollar are translated into US dollar at the rates of exchange in effect at the balance sheet dates. Transactions dominated in currencies other than the US dollar during the year are recorded in converted into US dollar at the applicable rates of exchange prevailing when the transactions occur. Transaction gains and losses are recorded in the statements of operations.

The financial records of the Group’s subsidiaries are maintained in local currencies other than US dollar, such as Renminbi (“RMB”), which are their functional currencies. Assets and liabilities are translated at the exchange rates at the balance sheet date, equity accounts are translated at historical exchange rates and revenue, expenses, gains and losses are translated at average rate for the period. Translation adjustments are reported as cumulative translation adjustments and are shown as a separate component of other comprehensive income (loss) in the statement of shareholders’ equity.

(r)	Comprehensive income (loss)

Comprehensive income (loss) includes all changes in equity except those resulting from investments by owners and distributions to owners and is comprised of net income (loss) and foreign currency translation adjustments.

(s)	Foreign currency risk

The RMB is not a freely convertible currency. The PRC State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into foreign currencies. The value of the RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China foreign exchange trading system market. The Group's aggregate amount of cash and cash equivalents and restricted cash dominated in RMB amounted to $2,960,654, $22,810,286 and $5,420,911 at December 31, 2004, 2005 and 2006, respectively.

(t)	Concentration of credit risk

Financial instruments that potentially expose the Group to significant concentrations of credit risk consist principally of cash and cash equivalents and accounts receivable. The Group places its cash and cash equivalents with financial institutions with high-credit ratings and quality.

The Group performs ongoing credit evaluations of customers and generally does not require collateral or other security from its customers. The Group establishes an allowance for doubtful accounts primarily based upon the age of the receivables and factors surrounding the credit risk of specific customers.

CHINA SUNERGY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD AUGUST 2, 2004 (DATE OF INCEPTION) TO DECEMBER 31, 2004

AND THE YEARS ENDED DECEMBER 31, 2005 AND 2006

(In U.S. dollars, except share data and unless otherwise stated)

2.	SUMMARY OF PRINCIPAL ACCOUNTING POLICIES - continued

(u)	Fair value of financial instruments

The carrying amounts of accounts receivable, accounts payable and short-term borrowings approximate their fair values due to the short-term maturity of these instruments.

The fair value of the long-term bank borrowings was approximately $1,831,817 and $8,712,445 as at December 31, 2004 and 2005, respectively based on discounted cash flows.

(v)	Net Loss per share

Basic loss per share is computed by dividing loss attributable to holders of ordinary shares by the weighted-average number of ordinary shares outstanding during the year. Diluted loss per ordinary share reflects the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares. Generally, ordinary share equivalents are excluded from the computation in loss periods as their effects would be anti-dilutive.

There were no potentially dilutive securities during the period from August 2, 2004 (date of inception) to December 31, 2004 or the year ended December 31, 2005. For the year ended December 31, 2006, the Series A, Series B and Series C redeemable convertible preference shares of 12,847,300, 23,905,100 and 6,901,000, respectively, as well as 54,000 warrants and 1,467,200 share options were excluded from the calculation of dilutive EPS as their effects would have been antidilutive.

The terms of the Series A, Series B and Series C preferred share subscription agreements allow for the preferred shareholders to participate equally with the common shareholders with regards to any dividends declared and payable, after the payment of preferred shares dividends. The subscription agreements do not require the preferred shareholders to participate in losses of the Company. Accordingly, the Company presents earnings per share using the two-class method when the operations of the Company result in earnings, and not losses, for any given period.

CHINA SUNERGY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD AUGUST 2, 2004 (DATE OF INCEPTION) TO DECEMBER 31, 2004

AND THE YEARS ENDED DECEMBER 31, 2005 AND 2006

(In U.S. dollars, except share data and unless otherwise stated)

2.	SUMMARY OF PRINCIPAL ACCOUNTING POLICIES - continued
(v)	Net Loss per share - continued

The following table sets forth the computation of basic and diluted loss per share for the periods indicated:

	Period from August 2, 2004 (date of inception) to December 31,	Year ended December 31,
	2004	2005	2006
	$	$	$
Net loss attributable to ordinary shareholders-basic and diluted	$(959,073)	$(306,994)	$(37,212,121)
Amount allocated to participating securities	$—	$—	$—

Net loss attributable to ordinary shareholders	$(959,073)	$(306,994)	$(37,212,121)

Weighted–average ordinary shares outstanding-basic	108,000,000	108,000,000	103,583,178
Warrants	—	—	—

Weighted-average ordinary shares outstanding-diluted	108,000,000	108,000,000	103,583,178

Net loss per share:
Basic	$(0.01)	$(0.00)	$(0.36)

Diluted	$(0.01)	$(0.00)	$(0.36)

(w)	Share-based compensation

The Group has adopted SFAS No. 123R, “Share-based Payment”, which requires that share-based payment transactions with employees, such as restricted shares or stock options, be measured based on the grant-date fair value of the equity instrument issued and recognized as compensation expense over the requisite service period, which is generally the vesting period, with a corresponding addition to paid-in capital.

(x)	Recently issued accounting pronouncements

In June 2006 the FASB released Interpretation No. 48, Accounting for Uncertainty in Income Taxes-an Interpretation of FASB Statement No.109, (“FIN 48”) which proscribes a recognition threshold and a measurement attribute for tax positions taken, or expected to be taken, in a tax return. FIN 48 also provides guidance on derecogniting, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006, with early adoption encouraged if the enterprise has not yet issued financial statements for fiscal years or interim periods in the period this Interpretation is adopted. The Group does not anticipate that the adoption of this statement will have a material effect on the Group’s financial position or results of operations.

CHINA SUNERGY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD AUGUST 2, 2004 (DATE OF INCEPTION) TO DECEMBER 31, 2004

AND THE YEARS ENDED DECEMBER 31, 2005 AND 2006

(In U.S. dollars, except share data and unless otherwise stated)

2.	SUMMARY OF PRINCIPAL ACCOUNTING POLICIES - continued
(x)	Recently issued accounting pronouncements - continued

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurement” (“SFAS 157”), which defines fair value, establishes a framework for measuring fair value and expands disclosures about assets and liabilities measured at fair value. The Group will be required to adopt SFAS 157 in fiscal 2008. Management is currently evaluating the requirements of SFAS 157 and has not yet determined the impact on the Group's financial position or results of operations.

In September 2006, the SEC issued Staff Accounting Bulletin No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements,” or SAB 108, which provides guidance as to how the effects on prior year uncorrected misstatements should be considered when quantifying misstatements in the current financial statements. SAB 108 was issued in order to eliminate the diversity of practice surrounding how public companies quantify financial statement misstatements. SAB 108 will require the Company to quantify misstatements using both a balance sheet and income statement approach, with adjustment required if either method results in a material error. SAB 108 is effective for financial statements issued for fiscal years ending after November 15, 2006. The adoption of this bulletin did not have a material effect on the Group’s financial position or result of operations.

In June 2006, the EITF reached a consensus on Issue No. 06-3, “How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That Is, Gross versus Net Presentation)”, or EITF 06-3. EITF 06-3 requires that entities present these taxes in the income statement on either a gross or net basis, based on their accounting policy. If such taxes are significant, and are presented on a gross basis, the amounts of those taxes should be disclosed. The consensus is effective for interim and annual reporting periods beginning after December 15, 2006. The Group is in the process of determining the effect, if any, the adoption of EITF 06-3 will have on its financial statements.

(y)	Pro forma information

The pro forma balance sheet information as of December 31, 2006 assumes the conversion upon completion of the initial public offering of all Series A, Series B and Series C redeemable convertible preferred shares outstanding as of December 31, 2006 into ordinary shares.

(z)	Pro forma net income per share

Pro forma basic and diluted net income per ordinary share is computed by dividing net income by the weighted-average number of ordinary shares outstanding for the period plus the weighted-average number of ordinary shares resulting from the assumed conversion upon closing of the planned initial public offering of the outstanding redeemable convertible preferred shares.

CHINA SUNERGY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD AUGUST 2, 2004 (DATE OF INCEPTION) TO DECEMBER 31, 2004

AND THE YEARS ENDED DECEMBER 31, 2005 AND 2006

(In U.S. dollars, except share data and unless otherwise stated)

3.	INVENTORIES

Inventories consist of the following:

	At December 31,
	2004	2005	2006
	$	$	$
Raw materials	29,511	5,257,978	37,579,053
Work-in-process	—	433,334	472,173
Finished goods	—	955,723	6,279,930

Inventories	29,511	6,647,035	44,331,156

4.	PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment, net consist of the following:

	At December 31,
	2004	2005	2006
	$	$	$
Buildings	—	4,958,741	6,434,679
Plant and machinery	—	5,555,469	33,046,676
Furniture, fixtures and equipment	21,334	375,438	889,649
Motor vehicles	47,340	81,681	212,359

	68,674	10,971,329	40,583,363
Less: Accumulated depreciation	(1,223)	(299,830)	(2,108,022)

	67,451	10,671,499	38,475,341
Construction in process	2,222,210	2,742,408	254,290

Property, plant and equipment, net	2,289,661	13,413,907	38,729,631

Depreciation expense was $1,223, $298,607, $1,773,603 for the period from August 2, 2004 (date of inception) to December 31, 2004 and the years ended 2005 and 2006, respectively.

The construction in process primarily relates to the construction of a new plant that includes several new production lines.

CHINA SUNERGY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD AUGUST 2, 2004 (DATE OF INCEPTION) TO DECEMBER 31, 2004

AND THE YEARS ENDED DECEMBER 31, 2005 AND 2006

(In U.S. dollars, except share data and unless otherwise stated)

5.	INTANGIBLE ASSETS, NET

Amortized intangible assets, net consist of the following:

	At December 31,
	2004	2005	2006
	$	$	$
Cost	966,592	966,592	1,074,093
Less: Accumulated amortization	—	(22,918)	(47,646)

Intangible assets, net	966,592	943,674	1,026,447

The intangible assets represent rights to usage of land in the PRC for a period of 50 years, effective from November 12, 2004. Nanjing PV paid $483,296 in 2004 and $1,727,780 in 2006, in respect of the rights, and subsequently received a government grant of $1,105,538 in 2006 as an incentive for local capital investment. The Group has presented the cost of the rights paid, net of the grants received.

Amortization expense was $nil, $22,918 and $24,728 for the period from August 2, 2004 (date of inception) to December 31, 2004 and the years ended December 31, 2005 and 2006, respectively

For 2007, 2008, 2009, 2010 and 2011 the Group will record amortization expense of approximately $24,728, $24,728, $24,728, $24,728 and $24,728, respectively.

6.	BANK BORROWINGS

	At December 31,
	2004	2005	2006
	$	$	$
Short-term bank borrowings	—	21,684,717	69,262,771
Current portion of long-term borrowings	—	—	8,673,886
Long-term bank borrowings	1,812,360	8,673,886	—

Total	1,812,360	30,358,603	77,936,657

The short-term bank borrowings outstanding as of December 31, 2005 and December 31, 2006 bore an average interest rate of 5.667% and 5.933% per annum, respectively. These loans represent borrowings of Nanjing PV from various financial institutions and represent the maximum amount available under each facility. Each of these borrowings has a term of one year, and expires at various times throughout the year.

On November 18, 2004, Nanjing PV entered into an unsecured loan agreement with Nanjing Commercial Bank for $6,149,303, due in November 2007. $1,812,360 was drawn down on November 25, 2004, and the remaining $4,336,943 was drawn down on January 4, 2005. The loan is subject to interest at a rate of 6.336% per annum.

On October 31, 2005, Nanjing PV entered into an unsecured loan agreement with Bank of Communications for an amount of $2,524,583, due in October 2007. The loan is subject to interest at a rate of 6.336% per annum.

CHINA SUNERGY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD AUGUST 2, 2004 (DATE OF INCEPTION) TO DECEMBER 31, 2004

AND THE YEARS ENDED DECEMBER 31, 2005 AND 2006

(In U.S. dollars, except share data and unless otherwise stated)

6.	BANK BORROWINGS - continued

At December 31, 2006, both the short and long-term borrowings are unsecured and are guaranteed by related parties, including China Electric Equipment Group Co., Ltd and Jiangsu CEEG Electrical Transmission and Distribution Equipment Co., Ltd.

7.	RESTRUCTURING

In April 2006, China Sunergy BVI underwent a legal reorganization as discussed in Note 1. To effect the reorganization, the following occurred either at or near the date of reorganization:

•	China Sunergy BVI was formed by a single shareholder who contributed $13.1 million in cash in exchange for one of China Sunergy BVI’s common shares.

•

China Sunergy BVI issued loans to Nanjing PV and three of its founding shareholders (the “Loans”) for $10 million and $3.1 million, respectively. Approximately $2.0 million of the $3.1 million received by the founding shareholders was immediately contributed to Nanjing PV in satisfaction of outstanding capital contribution requirements.

•

Two shareholders (the “Transferors”) transferred 10% of their ownership interest in Nanjing PV to two of the remaining three beneficial shareholders of Nanjing PV (the “Transferees”), who were directors and officers of Nanjing PV, one of which assumed the Transferors unfunded capital contribution requirement of $540,000. China Sunergy accounted for this transaction as a contribution of capital by the Transferors followed by a non prorata dividend distribution to the Transferees. As a result, China Sunergy BVI recorded a compensation charge of approximately $3.7 million, equal to the fair value of the interest received by one of the Transferees in excess of what that Transferee would have received had the distribution been made on a prorata basis.

•

The Loans were effectively converted into 12,847,300 shares of Series A redeemable convertible preference shares (“Series A Shares”). This resulted in the three founding shareholders relinquishing a 3.2% ownership interest in Nanjing PV (3,456,000 common shares of China Sunergy BVI on a post-restructuring basis), in exchange for the $3.1 million in loans outstanding. The fair value of the 3.2% ownership interest has been recorded as a reduction in additional paid-in capital. The excess of the $3.1 million in loans outstanding over the fair value of the 3.2% ownership interest received of $408,608 has been recorded as compensation expense. China Sunergy BVI effectively reclassified the carrying value of the Loans to Series A Shares.

•

China Sunergy BVI acquired all of Nanjing PV’s ownership interests for approximately $4.04 million. Substantially all of this was paid to Nanjing PV’s Chinese shareholder in order to comply with established regulatory practice, which requires that Chinese shareholders be paid not less than net asset value or investment cost for their equity interest in Nanjing PV. A nominal amount was paid to the remaining shareholders. Under agreement, the Chinese shareholder remitted the $4.04 million to Nanjing PV in August 2006. As a result, China Sunergy BVI will have paid nominal consideration to all Nanjing PV shareholders for all of their equity interests in Nanjing PV.

CHINA SUNERGY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD AUGUST 2, 2004 (DATE OF INCEPTION) TO DECEMBER 31, 2004

AND THE YEARS ENDED DECEMBER 31, 2005 AND 2006

(In U.S. dollars, except share data and unless otherwise stated)

7.	RESTRUCTURING - continued

•

China Sunergy BVI issued 1,045,440 warrants (the “Warrants”), exercisable into 104,544,000 ordinary shares, to the shareholders of Nanjing PV to purchase China Sunergy BVI’s common shares at a nominal exercise price. The Warrants do not confer any voting rights or rights to dividends to the holders thereof.

•

The Transferors effectively sold 54,000 Warrants to an unrelated third-party for proceeds of approximately $5.2 million. These Warrants were exercised into 5,400,000 common shares of China Sunergy BVI in August 2006.

8.	REDEEMABLE CONVERTIBLE PREFERRED SHARES

As discussed in Note 7, in April 2006, China Sunergy BVI issued 12,847,300 Series A redeemable convertible preferred shares, par value $0.0001 per share (the “Series A Shares”). China Sunergy BVI incurred issuance costs of $149,590 which it has deducted from the carrying value of the loans and, correspondingly, the Series A shares. In May 2006, China Sunergy BVI issued 23,905,100 Series B redeemable convertible preferred shares, par value $0.0001 per share (the “Series B Shares”), China Sunergy BVI incurred issuance costs of $50,000 which it has deducted from the carrying value of the Series B shares.

In September 2006, the Company issued 6,901,000 Series C redeemable convertible preferred shares, par value $0.0001 per share (the “Series C Shares”) (collectively with the Series A and Series B Shares, the “Preferred Shares”), and incurred issuance costs of $100,000 which it has deducted from the carrying value of the Series C shares.

Dividends.

The Preferred Shares are entitled to dividends at an annual rate of 3% of the original issue price, compounded quarterly, whether or not declared by the Board of Directors of the Company. After payment of the Preferred Shares dividend, holders of Preferred Shares are entitled to participate in dividends paid to holders of ordinary shares on an as-converted basis.

Conversion.

The Preferred Shares, plus all accrued but unpaid dividends thereon, were originally convertible into ordinary shares at pre-set conversion prices, at the option of the holder at any time after the date of issuance of such shares. The Preferred Shares are automatically converted upon the consummation of an initial public offering (“IPO”) or by obtaining the necessary written consent from the holders of the Preferred Shares. An IPO refers to an initial public offering duly approved by the Company’s board of directors. The conversion price is subject to adjustment for dilution, the issuance of additional equity securities with a conversion price lower than that of the Preferred Shares, upon certain distributions made by the Company and upon an earnings adjustment in the event the Company's 2006 (for Series A and B) and 2007 (for Series C) net earnings, as defined under the agreement, is less than a predefined amount.

CHINA SUNERGY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD AUGUST 2, 2004 (DATE OF INCEPTION) TO DECEMBER 31, 2004

AND THE YEARS ENDED DECEMBER 31, 2005 AND 2006

(In U.S. dollars, except share data and unless otherwise stated)

8.	REDEEMABLE CONVERTIBLE PREFERRED SHARES - continued

For each of the Preferred Shares, the Group recognized an initial beneficial conversion feature (“BCF”) based on the conversion price that would be in effect assuming the Group would not generate any additional income or issue any additional ordinary shares or other dilutive securities after the date of issuance. As of the Series A, Series B and Series C issuance dates, the Group’s earnings were below the pre-defined amounts. As such, the Group assumed that if there are no changes to the current circumstances other than the passage of time, the conversion price would be (i) approximately $0.0001 per share for both the Series A and Series B shares as there was no floor on the conversion price adjustment, and (ii) $1.76 for the Series C shares, representing the adjustment floor (collectively the “Effective Conversion Price”). Based on this, the Group recorded a BCF, limited to proceeds received upon issuance, for the Series A, Series B and Series C preferred shares of $13,110,400, $27,999,948 and $6,941,170, respectively, during the year ended December 31, 2006. This amount was amortized immediately as a dividend to holders of the Preferred Shares as the Preferred Shares were convertible upon issuance.

As the Group’s 2006 net earnings were less than the pre-defined earnings target, the conversion prices of the Series A and Series B Shares were adjusted to $0.39 and $0.44, respectively (collectively the “Adjusted Conversion Price”), effective December 31, 2006. The Adjusted Conversion Price was greater than the Effective Conversion Price, resulting in an adjusted BCF (intrinsic value) that is lower than the BCF (intrinsic value) recognized at issuance of the Series A and Series B Shares. As the BCF had been fully amortized and there was no incremental BCF to recognize based on the Adjusted Conversion Price, no further adjustments were required.

Voting rights.

Each Preferred Share has voting rights equivalent to the number of ordinary shares into which it is convertible.

Redemption.

The Preferred Shares may redeem at any time after the occurrence of a redemption event, which includes (i) March 31, 2008 with respect to the Series A Shares, May 6, 2009 with respect to the Series B Shares and September 26, 2009 with respect to the Series C Shares (ii) a change in certain key members of management prior to the successful completion of an IPO, (iii) a determination that the Company is suitable for undertaking, but fails to undertake, an IPO, (iv) a breach in the Preferred Share agreements by the Company or its founders, (v) a non-competition breach by the founders or (vi) the commencement of a liquidation procedure or related action. The Company is only obligated to redeem 9,799,300 of the Series A Shares upon the occurrence of events (iv) or (v) above. The Company has the ability to request a one year extension of the redemption date upon the occurrence of event (i) above, the extension of which requires the approval of the majority of the holders of the Series A, Series B or Series C Shares, respectively. The redemption amount must be paid in cash and is that amount which would provide the holder with an internal rate of return of 15% for Series A and Series B Shares and 12% for Series C Shares. As of December 31, 2006, the Company has not accreted the redemption premium associated with the Preferred Shares as the Company believes that the likelihood of a redemption event occurring is remote. This determination is primarily based upon the Company’s intent

CHINA SUNERGY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD AUGUST 2, 2004 (DATE OF INCEPTION) TO DECEMBER 31, 2004

AND THE YEARS ENDED DECEMBER 31, 2005 AND 2006

(In U.S. dollars, except share data and unless otherwise stated)

8.	REDEEMABLE CONVERTIBLE PREFERRED SHARES - continued

to complete an IPO within the near future. The redemption values of the Series A, Series B and Series C Shares at December 31, 2006 are approximately $14,000,000, $29,700,000 and $20,000,000, respectively.

Liquidation preference.

In the event of any liquidation, dissolution or winding up of the affairs of the Company, the holders of the Series A, Series B and Series C Shares shall be entitled to receive, prior and in preference to any distribution of any of the assets or surplus funds of the Company to the holders of ordinary shares, an amount equal to $1.17 per share, $1.35 per share and $3.25 per share, respectively, plus all accrued but unpaid dividends. Such amounts will be adjusted for any share splits, bonus issues, recapitalizations, combinations or other similar transactions.

9.	SUBSCRIPTION RECEIVABLE

In November 2004 and March 2006, Nanjing PV modified its existing articles of incorporation. Such modifications had the effect of reducing the cash capital contribution requirements of certain of its shareholders, who were also employees. The Company has accounted for this as forgiveness of a shareholder loan and has recorded compensation charges of $810,000 and $540,000, respectively.

As described in Note 7, in April 2006, China Sunergy BVI acquired all of Nanjing PV’s ownership interests for $4,046,811 which was paid to Nanjing PV’s Chinese shareholder as a distribution on reorganisation. Under the terms of an agreement, the Chinese shareholder was required to remit these funds, and did so in August 2006, to Nanjing PV.

10.	MAINLAND CHINA CONTRIBUTION PLAN

Full time employees of the Group in the PRC participate in a government-mandated multiemployer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. PRC labor regulations require the Group to accrue for these benefits based on certain percentages of the employees’ salaries. The total contribution for such employee benefits was $nil, $10,034 and $278,235 for the period August 2, 2004 (date of inception) to December 31, 2004 and the years ended December 31, 2005 and 2006, respectively.

11.	PROFIT APPROPRIATION

Pursuant to laws applicable to entities incorporated in the PRC, Nanjing PV is prohibited from distributing its statutory capital and must make appropriations from PRC GAAP after-tax profit to other non-distributable reserve funds. These reserve funds include one or more of the following: (i) a general reserve, (ii) an enterprise expansion fund and (iii) a staff bonus and welfare fund. Subject to certain cumulative limits, the general reserve fund requires annual appropriation of 10% of after tax profit (as determined under accounting principles generally accepted in the PRC at each year-end); the appropriation to the other fund are at Nanjing PV’s discretion. These reserve funds can only be used for specific purposes of enterprise expansion and staff bonus and welfare and are not distributable as cash dividends to the Company. In 2006, Nanjing PV made appropriations of $1,617,997 to the non-distributable general reserve fund.

CHINA SUNERGY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD AUGUST 2, 2004 (DATE OF INCEPTION) TO DECEMBER 31, 2004

AND THE YEARS ENDED DECEMBER 31, 2005 AND 2006

(In U.S. dollars, except share data and unless otherwise stated)

11.	PROFIT APPROPRIATION - continued

As a result of these PRC laws and regulations, Nanjing PV is restricted in its ability to transfer the registered capital to the Company in the form of dividends, loans or advances. The restricted portion amounted to $62,417,997, as of December 31, 2006.

12.	OTHER INCOME (EXPENSE), NET

	Period from August 2, 2004 (date of inception) to December 31,	Year ended December 31,
	2004	2005	2006
	$	$	$
Foreign currency exchange (loss) gain, net	—	(184,366)	(1,250,644)
Government grants	—	24,471	583,569
Others	—	(3,437)	(177,739)

	—	(163,332)	(844,814)

13.	TAX BENEFIT

Tax benefit comprises:

	Period from August 2, 2004 (date of inception) to December 31,	Year ended December 31,
	2004	2005	2006
	$	$	$
Current tax.	—	—	—
Deferred tax benefit	—	79,757	70,674

	—	79,757	70,674

The Company and China Sunergy BVI are tax-exempted companies incorporated in the Cayman Islands and British Virgin Islands, respectively.

Nanjing PV is governed by the Income Tax Law of PRC concerning Foreign Investment and Foreign Enterprise and various local income tax laws (the “Income Tax Laws”). Pursuant to the PRC Income Tax Laws, foreign-invested manufacturing enterprises are subject to income tax at a statutory rate of 33% (30% of state income tax plus 3% local income tax) on PRC taxable income. However, Nanjing PV is a foreign-invested manufacturing enterprise established within a coastal economic zone, and is thus entitled to a preferential tax rate of 24%.

Foreign-invested manufacturing enterprises are entitled to tax exemption from the income tax for its first two profitable years of operation, after taking into account any tax losses brought forward from prior years, and a 50% tax deduction for the succeeding three years thereafter. As a result, Nanjing PV is exempt from income tax for the two years ending December 31, 2006 and 2007 and its applicable income tax rate is 12% for the three years ending December 31, 2008, 2009 and 2010.

CHINA SUNERGY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD AUGUST 2, 2004 (DATE OF INCEPTION) TO DECEMBER 31, 2004

AND THE YEARS ENDED DECEMBER 31, 2005 AND 2006

(In U.S. dollars, except share data and unless otherwise stated)

The principal components of the deferred income tax assets are as follows:

	At December 31,
	2004	2005	2006
	$	$	$
Deferred tax assets:
Pre-operating expense	—	58,573	58,573
Depreciation of property, plant and equipment	—	8,011	49,307
Warranty costs	—	—	42,551
Tax losses carried forward	—	13,173	—

Total deferred tax assets	—	79,757	150,431

Analysis as:
Current	—	13,173	—
Non-current	—	66,584	150,431

Total deferred tax assets	—	79,757	150,431

The tax losses available for carry forward in 2005 amounted to approximately $48,790.

Reconciliation between the provision for income tax computed by applying the PRC enterprise income tax of 33% to income before income taxes and the actual provision for income tax is as follows:

	Period from August 2, 2004 (date of inception) to December 31,	Year ended December 31,
	2004	2005	2006
PRC enterprise income tax	33.0%	33.0%	33%
Expense not deductible for tax purposes
Non deductible compensation charges related to forgiveness of shareholder receivable	—	—	1.5%
Non deductible compensation charges related to excess of prorata distribution to shareholders	—	—	10.2%
Non deductible compensation charges related to purchase and retirement of treasury shares	—	—	1.1%
Return of distribution on reorganisation	—	—	11.1%
Government grants	—	—	3.0%
Other expense non-deductible for tax purposes	—	3.0%	0.2%
Tax exemption granted to the Company	(33.0)%	(15.0)%	(60.7)%

	—	21.0%	(0.6)%

Gross tax exemption	$959,064	$667,705	$22,163,865

Tax exemption per share-basic	$0.01	$0.01	$0.17

Tax exemption per share-diluted	$0.01	$0.01	$0.17

13.	TAX BENEFIT - continued

CHINA SUNERGY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD AUGUST 2, 2004 (DATE OF INCEPTION) TO DECEMBER 31, 2004

AND THE YEARS ENDED DECEMBER 31, 2005 AND 2006

(In U.S. dollars, except share data and unless otherwise stated)

14.	SHARE BASED COMPENSATION

Prior to 2006 the Company did not grant share options to employees, officers, directors or individual consultants and/or advisors who rendered services to the Group.

In October 2006, the Company adopted the Share Incentive Plan (the “Plan”) which allows the Company to offer share incentive awards to employees, officers, directors or individual consultants or advisors who rendered services to the Group, pursuant to which 1,467,200 ordinary shares were authorized. Under the Plan, the options are granted with an exercise price equal to 70% of the fair market value of the underlying shares, as determined by the Board of Directors at the date of grant and expire after 10 years, with vesting occurring 25% upon each anniversary of the grant. The proceeds from the exercise of the options by the grantee will be equity settled by cash or other method as permitted and set forth in the plan.

The Group adopted the provisions of SFAS 123-R and recorded $114,563 as compensation expense in accordance with its provisions for the year ended December 31, 2006.

The derived fair value of the ordinary shares underlying the options was determined by the Company, with reference to a retrospective third-party valuation using generally accepted valuation methodologies, including a weighted-average equity value derived by using a combination of the discounted cash flow method, a method within the income approach whereby the present value of future expected net cash flows is calculated using a discount rate, and the guideline companies method, which incorporates certain assumptions including the market performance of comparable listed companies as well as the financial results and growth trends of the Group, to derive the total equity value of the Group. The valuation model allocated the equity value between the ordinary shares and the preferred shares and determined the fair value of the ordinary shares based on the option-pricing method under the enterprise value allocation method. Under this method, the ordinary shares have value only if the funds available for distribution to shareholders exceed the value of the liquidation preference at the time of a liquidity event (for example, merger or sale). The ordinary shares are considered to be a call option with claim on the enterprise at an exercise price equal to the remaining value immediately after the preferred shares are liquidated.

The fair value of each award is estimated on the date of grant using a binomial option-pricing formula that uses the assumptions noted below. Expected volatilities are based on the average volatility of comparable companies with the time period commensurate with the expected time period. The Group uses historical data to estimate option exercise and employee termination within the pricing formula. The expected term of options granted represents the period of time that options granted are expected to be outstanding. The risk-free rate for periods within the contractual life of the option is based on the yield of US Treasury Bond.

Average risk-free rate of return	4.77%
Weighted average expected life	3.4 years
Volatility rate	65%
Dividend yield	0%

CHINA SUNERGY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD AUGUST 2, 2004 (DATE OF INCEPTION) TO DECEMBER 31, 2004

AND THE YEARS ENDED DECEMBER 31, 2005 AND 2006

(In U.S. dollars, except share data and unless otherwise stated)

14.	SHARE BASED COMPENSATION - continued

The weighted-average grant date fair value of options granted during 2006 was $1.68.

A summary of the option activities is as follows:

	Number of Options	Weighted average Exercise price	Weighted average remaining contract term	Aggregate Intrinsic value
Options outstanding at January 1, 2006
Granted	1,366,400	1.99
Forfeited	(42,800)	1.99
Options outstanding at December 31, 2006	1,323,600	1.99
Options vested or expected to vest at December 31, 2006	1,058,800	1.99	9.75	328,969
Options exercisable at December 31, 2006	—	—	—	—

As of December 31, 2006, there was $1,718,437 in total unrecognised compensation expense related to unvested share-based compensation arrangements granted under the Plan, which is expected to be recognised over a weighted-average period of 3.75 years.

The following table summarized information regarding options issued within twelve months prior to December 31, 2006.

Grant date	Number of Options issued	Fair value of ordinary shares	Exercise Price	Intrinsic value	Type of valuation
October 18, 2006	1,265,560	2.84	1.99	1,078,291		*
November 1, 2006	100,800	2.84	1.99	85,882		*

* The fair value was determined based by the Company, with reference to a retrospective third party valuation as of September 30, 2006.

15.	RELATED PARTY TRANSACTIONS AND BALANCES

Related party balances:

Amounts due from related parties:

	At December 31,
	2004	2005	2006
	$	$	$
Balances with directors	81,286	59,508	768
Trade related balances.	—	—	1,535,648
Non-trade related balances.	2,174,832	14,044,775	439,994

Amounts due from related parties	2,256,118	14,104,283	1,976,410

CHINA SUNERGY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD AUGUST 2, 2004 (DATE OF INCEPTION) TO DECEMBER 31, 2004

AND THE YEARS ENDED DECEMBER 31, 2005 AND 2006

(In U.S. dollars, except share data and unless otherwise stated)

15.	RELATED PARTY TRANSACTIONS AND BALANCES - continued

Balances with directors pertain to cash advances to directors in respect of travel expenses.

Trade related balances pertain to advances in respect of inventory purchases from CEEG Nanjing International Trade Co., Ltd, a company with common ultimate investors.

In 2004 and 2005, non-trade related balances pertain to cash advances to related parties with common ultimate investors. Such cash advances are unsecured, interest-free, and have no fixed repayment terms.

Details of cash advances to such parties are as follows:

	At December 31,
Name of related party	2004	2005	2006
	$	$	$
Jiangsu CEEG Transformer Manufacturing Co., Ltd.	2,102,338	8,092,643	—
Jiangsu CEEG Electrical Transmission and Distribution Equipment Co., Ltd.	—	4,712,926	—
Jiangsu CEEG Electrical Equipment Manufacturing Co., Ltd.	—	1,139,997	—
CEEG Nanjing Electronic Technology Co., Ltd.	—	11,231	—
Jiangsu Tianhua Photo-electronic Technology Co., Ltd.	72,494	87,978	—

	2,174,832	14,044,775	—

In 2006, the non-trade related balance pertains to payments of $212,684 made on behalf of CEEG (Nanjing) Special Transformer Co., Ltd for the purchase of fixed assets, and $227,310 made on behalf of CEEG Nanjing International Trade Co., Ltd. in respect of purchase of inventories.

Amounts due to related parties:

	At December 31,
	2004	2005	2006
	$	$	$
Balances with directors	—	9,348	3,742
Non-trade related balances	2,334,652	28,427,520	—

Amounts due to related parties	2,334,652	28,436,868	3,742

Balances with directors pertain to expense reimbursements payable to directors.

Non-trade related balances pertain to cash advances from other related parties with common ultimate investors. Such cash advances are unsecured, interest-free, and have no fixed repayment terms.

CHINA SUNERGY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD AUGUST 2, 2004 (DATE OF INCEPTION) TO DECEMBER 31, 2004

AND THE YEARS ENDED DECEMBER 31, 2005 AND 2006

(In U.S. dollars, except share data and unless otherwise stated)

15.	RELATED PARTY TRANSACTIONS AND BALANCES - continued

Details of cash advances from such parties are as follows:

	At December 31,
Name of related party	2004	2005	2006
	$	$	$
CEEG Nanjing International Trade Co., Ltd.	—	1,485,212	—
China Electric Equipment Group Co., Ltd.	2,334,652	4,027,455	—
Jiangsu CEEG Electrical Equipment Manufacturing Co., Ltd.	—	9,011,852	—
CEEG (Jiangsu) Jueyuan New Materials Co., Ltd.	—	272,608	—
Jiangsu CEEG Electrical Transmission and Distribution Equipment Co., Ltd.	—	13,630,393	—

	2,334,652	28,427,520	—

Related party transactions

Other than as disclosed in note 6, details of related party transactions are as follow:

Sales to related parties with common ultimate investors:

Name of related party	Period from August 2, 2004 (date of inception) to December 31,	Year ended December 31,
	2004	2005	2006
	$	$	$
CEEG Nanjing International Trade Co., Ltd.	—	—	4,772,552
Jiangsu East China Micro-ware Equipment Co., Ltd.	—	—	55,685

	—	—	4,828,237

Purchase of raw materials from related parties with common ultimate investors are as follows:

Name of related party	Period from August 2, 2004 (date of inception) to December 31,	Year ended December 31,
	2004	2005	2006
	$	$	$
CEEG Nanjing International Trade Co., Ltd.	—	—	6,462,879

In 2006, Nanjing PV entered into a rental tenancy agreement with CEEG (Nanjing) Special Transformer Co., Ltd for the use of warehouse premises. The tenancy agreement provides for annual rental payments of $7,684, and has a remaining term of 5 years. The rental expense in the year ended December 31, 2006 was $1,921.

CHINA SUNERGY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD AUGUST 2, 2004 (DATE OF INCEPTION) TO DECEMBER 31, 2004

AND THE YEARS ENDED DECEMBER 31, 2005 AND 2006

(In U.S. dollars, except share data and unless otherwise stated)

16.	COMMITMENTS AND CONTINGENCIES

a)	Operating lease commitments

The Group has operating lease agreements principally for staff quarters and for warehouse premises in the PRC. Such leases have remaining terms within 60 months, and are renewable upon negotiation. Rental expense was $nil and $nil and $66,113 for the period from August 2, 2004 (date of inception) to December 31, 2004 and for the years ended December 31, 2005 and 2006, respectively.

Future minimum lease payments under non-cancelable operating lease agreements at December 31, 2006 were as follows:

Twelve-months period ending December 31,

$
2007	47,334
2008	7,684
2009	7,684
2010	7,684
2011	5,763

76,149

b)	Purchase Commitments

	As at December 31,
	2004	2005	2006
	$	$	$
Commitments to purchase property, plant and equipment	5,338,008	5,129,426	3,571,400
Commitments to purchase silicon raw materials	—	11,201,704	114,714,909

	5,338,008	16,331,130	118,286,309

CHINA SUNERGY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD AUGUST 2, 2004 (DATE OF INCEPTION) TO DECEMBER 31, 2004

AND THE YEARS ENDED DECEMBER 31, 2005 AND 2006

(In U.S. dollars, except share data and unless otherwise stated)

17.	SEGMENT INFORMATION

The Group’s chief operating decision maker has been identified as the Chief Executive Officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Group. Based on this assessment, the Group has determined that it operates in a single business segment that includes the design, development, and manufacture of solar cells. The following table summarizes the Group’s net revenues generated from different geographic locations:

	Period from August 2, 2004 (date of inception) to December 31,	Year ended December 31,
	2004	2005	2006
	$	$	$
Europe:
- Germany	—	172,876	14,893
- Italy	—	—	12,234,738
- Netherlands	—	7,170	8,956,669
- Others	—	—	175,084

Europe Total	—	180,046	21,381,384
PRC	—	13,487,121	119,237,947
South Africa	—	5,539	3,712,425
South Korea	—	—	3,183,301
Others	—	76,961	2,005,887

Total net revenues	—	13,749,667	149,520,944

Substantially all the identifiable assets of the Group are located in the PRC.

18.	MAJOR CUSTOMERS

Details of the customers accounting for 10% or more of total net sales are as follows:

	Period from August 2, 2004 (date of inception) to December 31,	Year ended December 31,
	2004	2005		2006
	$	$		$
Company A	—	405,588	*	28,763,819
Company B	—	2,189,467		25,105,923
Company C	—	6,129,229		25,532,919

* Less than 10%

Accounts receivable from these three customers represents 58.27% and 90.25% of the total accounts receivable at December 31, 2005 and 2006, respectively.

CHINA SUNERGY CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD AUGUST 2, 2004 (DATE OF INCEPTION) TO DECEMBER 31, 2004

AND THE YEARS ENDED DECEMBER 31, 2005 AND 2006

(In U.S. dollars, except share data and unless otherwise stated)

19.	SUBSEQUENT EVENTS

On March 22, 2007, the shareholders of the Company adopted an amended and restated memorandum and articles of association. The result of this modification was to modify the conversion rate terms of the Series C preferred shares such that the conversion rate is now fixed at $1.76 per share. Previously, the conversion rate for the Series C Shares was on a one-to-one basis, subject to adjustment based on 2007 earnings. In addition, the amendment provides that the Series A, B and C Shares will be automatically converted into ordinary shares upon an IPO approved by the Company’s board of directors. Previously, the Series A, B and C Shares would automatically convert upon the consummation of a qualified initial public offering (“QIPO”). A QIPO referred to an initial public offering of shares on an exchange of recognised international reputation and standing duly approved by the Company’s board of directors with certain thresholds in proceeds and a market capitalization.

In April 2007, the Company effected a 100-for-one share split, as a result of which each of the ordinary share, Series A preferred share, Series B preferred share and Series C preferred share was subdivided into 100 ordinary shares, 100 Series A preferred shares, 100 Series B preferred shares and 100 Series C preferred shares, respectively. The conversion prices of our Series A, Series B and Series C preferred shares were correspondingly modified to one-hundredth of the previous conversion prices. This share split has been retroactively reflected for all periods presented.

ADDITIONAL INFORMATION-FINANCIAL STATEMENTS SCHEDULE 1

CHINA SUNERGY CO., LTD.

These financial statements have been prepared in conformity with accounting principles generally accepted in the United States.

FINANCIAL INFORMATION OF PARENT COMPANY

BALANCE SHEET

(In U.S. dollars)

December 31, 2006
$
ASSETS
Cash	487,206
Amount due from subsidiary	3,500,000

Total current assets	3,987,206
Investments in subsidiaries	71,786,453

Total assets	75,773,659

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY
Current liabilities:
Amount due to subsidiary	99,590
Other liabilities	200,000

Total current liabilities	299,590

Mezzanine Equity:
Series A redeemable convertible preferred shares ($0.0001 par value; 12,847,300 shares authorized, issued and outstanding as of December 31, 2006), liquidation value of $15,344,013	13,227,862
Series B redeemable convertible preferred shares ($0.0001 par value; 23,905,100 shares authorized, issued and outstanding as of December 31, 2006), liquidation value of $32,751,795	28,501,788
Series C redeemable convertible preferred shares ($0.0001 par value; 6,901,000 shares authorized issued and outstanding as of December 31, 2006), liquidation value of $22,556,346	20,056,093

Shareholders’ equity:
Ordinary shares (par value $0.0001; 463,247,600 shares authorised, 104,544,000 shares issued and outstanding as of December 31, 2006)	10,454
Additional paid-in capital	13,436,953
Retained earnings	—
Accumulated other comprehensive income	240,919

Total shareholders’ equity	13,688,326

TOTAL LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY	75,773,659

FINANCIAL INFORMATION OF PARENT COMPANY

STATEMENT OF OPERATIONS

(In U.S. dollars)

Period from January 27, 2006 (date of inception) to December 31, 2006
$
Net revenue	—
Operating expenses:
General and administrative	(121,102)

Total operating expenses	(121,102)

Loss from operations	(121,102)

Interest income	30,239
Equity in earnings of subsidiaries	14,388,238
Other income (losses)	—

Income before income taxes	14,297,375
Income taxes	—

Net income	14,297,375
Dividend on Series A redeemable convertible preferred shares	(13,377,452)
Dividend on Series B redeemable convertible preferred shares	(28,551,788)
Dividend on Series C redeemable convertible preferred shares	(7,097,263)

Net loss attributable to holders of ordinary shares	(34,729,128)

FINANCIAL INFORMATION OF PARENT COMPANY

STATEMENT OF SHAREHOLDERS’ EQUITY

AND COMPREHENSIVE INCOME

(In U.S. dollars, except share data)

	Ordinary shares		Additional paid-in capital	Retained Earnings	Accumulated other comprehensive Income	Total	Comprehensive income
	Number	$	$	$	$	$	$
Balance at January 27, 2006 (date of inception)	—	—	—	—	—	—
Issuance of ordinary shares	104,544,000	10,454	—	—	—	10,454
Series A beneficial conversion feature	—	—	13,110,400	—	—	13,110,400
Series B beneficial conversion feature	—	—	27,999,948	—	—	27,999,948
Series C beneficial conversion feature	—	—	6,941,170	—	—	6,941,170
Dividend on Series A redeemable convertible preferred shares	—	—	—	(13,377,452)	—	(13,377,452)
Dividend on Series B redeemable convertible preferred shares	—	—	(27,631,865)	(919,923)	—	(28,551,788)
Dividend on Series C redeemable convertible preferred shares	—	—	(7,097,263)	—	—	(7,097,263)
Share based compensation	—	—	114,563	—	—	114,563
Net income	—	—	—	14,297,375	—	14,297,375	14,297,375
Foreign currency translation adjustments	—	—	—	—	240,919	240,919	240,919

Balance at December 31, 2006	104,544,000	10,454	13,436,953	—	240,919	13,688,326	14,538,294

FINANCIAL INFORMATION OF PARENT COMPANY

STATEMENT OF CASH FLOWS

(In U.S. dollars)

Period from January 27, 2006 (date of inception) to December 31, 2006
$
Operating activities:
Net loss attributable to holders of ordinary shares	(34,729,128)
Dividend on Series A redeemable convertible preferred shares	13,377,452
Dividend on Series B redeemable convertible preferred shares	28,551,788
Dividend on Series C redeemable convertible preferred shares	7,097,263

Net income	14,297,375

Adjustments to reconcile net (loss) income to net:
Equity in earnings of subsidiaries	(14,388,238)
Share-based compensation	114,563

Changes in operating assets and liabilities:
Amount due from subsidiary	(3,500,000)

Net cash provided by (used in) operating activities	(3,476,300)

Investing activity:
Investments in subsidiaries	(57,157,296)

Net cash used in investing activity	(57,157,296)

Financing activities:
Proceeds from investor upon formation of the Company	13,110,400
Proceeds from issuance of Series B redeemable convertible preference share	27,999,948
Proceeds from issuance of Series C redeemable convertible preference shares	20,000,000
Proceeds from issuance of ordinary shares	10,454

Net cash provided by financial activities	61,120,802

Net increase in cash and cash equivalents	487,206
Cash and cash equivalents at the beginning of the year	—

Cash and cash equivalents at the end of the year	487,206

*    *    *    *    *    *

Through and including                     , 2007 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

American Depositary Shares

China Sunergy Co., Ltd.

Representing            Ordinary Shares

PROSPECTUS

Merrill Lynch & Co.

Cowen and Company	Jefferies & Company

                    , 2007

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 6. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences or committing a crime. Our Articles of Association provide for indemnification of officers and directors for losses, damages, costs and expenses incurred in their capacities as such, except through their own willful neglect or default.

Pursuant to the form of indemnification agreements filed as Exhibit 10.2 to this Registration Statement, we will agree to indemnify our directors and officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being such a director or officer.

The Underwriting Agreement, the form of which is filed as Exhibit 1.1 to this Registration Statement, will also provide for indemnification of us and our officers and directors.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the “Securities Act”) may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

ITEM 7. RECENT SALES OF UNREGISTERED SECURITIES.

During the past three years, we have issued the following securities (including warrants to acquire our ordinary shares). We believe that each of the following issuances was exempt from registration under the Securities Act in reliance on Regulation S under the Securities Act or pursuant to Section 4(2) of the Securities Act regarding transactions not involving a public offering.

Purchaser	Date of Sale or Issuance	Number of Securities	Consideration ($)	Underwriting Discount and Commission ($)
Prax Capital Fund II, L.P.	January 27, 2006 (cancelled on April 26, 2006)	1 ordinary share	1	N/A

Prax Capital Fund II, L.P.	April 26, 2006	128,473 Series A preferred shares	13,110,400	N/A

Elite Shine Group Limited	April 26, 2006	391,842 warrants	—	N/A

Smooth King Investments Limited	April 26, 2006	212,958 warrants	—	N/A

Brightest Power Holdings Limited	April 26, 2006	203,040 warrants	—	N/A

Luck Great Investments Limited	April 26, 2006	97,200 warrants	—	N/A

Purchaser	Date of Sale or Issuance	Number of Securities	Consideration ($)	Underwriting Discount and Commission ($)

Talent Day Investments Limited	April 26, 2006	86,400 warrants	—	N/A

Deutsche Bank AG acting through its London Branch	April 26, 2006	54,000 warrants	—	N/A

Elite Shine Group Limited	April 26, 2006	391,842 ordinary shares	3,918.42	N/A

Smooth King Investments Limited	April 26, 2006	212,958 ordinary shares	2,129.58	N/A

Brightest Power Holdings Limited	April 26, 2006	203,040 ordinary shares	2,030.40	N/A

Luck Great Investments Limited	April 26, 2006	97,200 ordinary shares	972	N/A

Talent Day Investments Limited	April 26, 2006	86,400 ordinary shares	864	N/A

Exuberance Investment Limited	May 4, 2006	192,095 Series B preferred shares	22,500,010.50	N/A

China Environment Fund 2004 LP	May 4, 2006	25,612 Series B preferred shares	2,999,923.32	N/A

Gersec Trust Reg.	May 4, 2006	21,344 Series B preferred shares	2,500,014.18	N/A

Deutsche Bank AG acting through its London Branch	August 23, 2006	54,000 ordinary shares	540	N/A

Credit Suisse Private Equity Partners Asia, L.P.	September 26, 2006	27,604 Series C preferred shares	8,000,000	N/A

OZ Asia Master Fund, Ltd.	September 26, 2006	20,094 Series C preferred shares	5,823,503.84	N/A

OZ Master Fund, Ltd.	September 26, 2006	18,517 Series C preferred shares	5,366,468.63	N/A

OZ Global Special Investments Master Fund, L.P.	September 26, 2006	2,795 Series C preferred shares	810,027.53	N/A

See “Management —Share Incentive Plan” for a list of all options granted by the Company.

ITEM 8. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a)	Exhibits

See Exhibit Index beginning on page II-7 of this registration statement.

(b)	Financial Statement Schedules

Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the Consolidated Financial Statements or the Notes thereto.

ITEM 9. UNDERTAKINGS.

The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 6, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1)        For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant under Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)        For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(1)        For the purpose of determining liability under the Securities Act of 1933 to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(2)        That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities: The undersigned registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)	The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Nanjing, People’s Republic of China, on April 25, 2007.

China Sunergy Co., Ltd.

By:	/s/ Tingxiu Lu
Name: Tingxiu Lu
Title: Chairman and Chief Executive Officer

POWER OF ATTORNEY

Each person whose signature appears below constitutes and appoints Tingxiu Lu and Fengming Zhang as attorneys-in-fact with full power of substitution, for him or her in any and all capacities, to do any and all acts and all things and to execute any and all instruments which said attorney and agent may deem necessary or desirable to enable the registrant to comply with the Securities Act of 1933, as amended (the “Act”), and any rules, regulations and requirements of the Securities and Exchange Commission thereunder, in connection with the registration under the Act of ordinary shares of the registrant (the “Shares”), including, without limitation, the power and authority to sign the name of each of the undersigned in the capacities indicated below to the Registration Statement on Form F-1 to be filed with the Securities and Exchange Commission with respect to such Shares, to any and all amendments or supplements to such Registration Statement, whether such amendments or supplements are filed before or after the effective date of such Registration Statement, to any related Registration Statement filed pursuant to Rule 462(b) under the Act, and to any and all instruments or documents filed as part of or in connection with such Registration Statement or any and all amendments thereto, whether such amendments are filed before or after the effective date of such Registration Statement; and each of the undersigned hereby ratifies and confirms all that such attorney and agent shall do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Tingxiu Lu Name: Tingxiu Lu	Chairman and Chief Executive Officer (Principal Executive Officer)	April 25, 2007

/s/ James Shaofeng Qi Name: James Shaofeng Qi	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	April 25, 2007

/s/ Jianhua Zhao Name: Jianhua Zhao	Vice Chairman, President and Chief Scientist	April 25, 2007

/s/ Guangyou Yin Name: Guangyou Yin	Director, Vice President	April 25, 2007

Signature	Title	Date

/s/ Fengming Zhang Name: Fengming Zhang	Director, Vice President	April 25, 2007

/s/ Shiliang Guo Name: Shiliang Guo	Director	April 25, 2007

/s/ Donald J. Puglisi Name: Donald J. Puglisi Title: Managing Director, Puglisi & Associates	Authorized U.S. Representative	April 25, 2007

CHINA SUNERGY CO., LTD.

EXHIBIT INDEX

Exhibit Number	Description of Document
1.1*	Form of Underwriting Agreement

3.1	Memorandum and Articles of Association of the Registrant, as currently in effect

3.2	Form of Amended and Restated Memorandum and Articles of Association of the Registrant

4.1	Registrant’s Specimen American Depositary Receipt (included in Exhibit 4.3)

4.2	Registrant’s Specimen Certificate for Ordinary Shares

4.3	Deposit Agreement among the Registrant, the depositary and holder of the American Depositary Shares

4.4	Subscription Agreement among the Registrant and other parties therein dated as of September 17, 2006

4.5	Shareholders Agreement among the Registrant and other parties therein dated as of September 26, 2006, amended as of October 24, 2006, March 22, 2007 and April 24, 2007

4.6	Registration Rights Agreement among the Registrant and other parties therein dated as of September 26, 2006

4.7	Sale and Purchase Agreement among the Registrant, Sunergy BVI and other parties therein dated as of August 29, 2006

4.8	Agreement for the Transfer and Assumption of Obligations among the Registrant, Sunergy BVI and other parties therein dated as of August 29, 2006

4.9	Subscription Agreement among the Sunergy BVI, Nanjing PV and other parties therein dated as of April 4, 2006

4.10	Warrant Purchase Agreement among the Sunergy BVI, Nanjing PV and other parties therein dated as of March 8, 2006

5.1	Opinion of Conyers Dill & Pearman regarding the validity of the ordinary shares being registered

8.1	Opinion of Conyers Dill & Pearman regarding certain Cayman Islands Tax matters (included in Exhibit 5.1)

8.2	Form of Opinion of Latham & Watkins LLP regarding certain U.S. tax matters

10.1	Amended Share Incentive Plan, including form of Share Option Award Agreement

10.2	Form of Indemnification Agreement between the Registrant and its directors

10.3	Form of Employment Agreement between the Registrant and a Senior Executive Officer of the Registrant

10.4	English Translation of Authorization License for Usage of Trademark between China Electric Equipment Group Co., Ltd. and Nanjing PV dated as of June 7, 2006

10.5	English Translation of Trademark License Agreement between China Electric Equipment Group Co., Ltd. and Nanjing PV dated as of March 15, 2006

10.6	English Translation of License Authorization for Usage of Trademark between China Electric Equipment Group Co., Ltd. and Nanjing PV dated as of February 9, 2006

Exhibit Number	Description of Document
10.7	English Translation of Purchase Contract (Contract No: JS-0500747) Jiangsu between CEEG Electrical Transmission and Distribution Equipment Co., Ltd. and Nanjing PV dated as of December 1, 2005

10.8	English Translation of Purchase Contract (Contract No: JS-0500748) Jiangsu between CEEG Electrical Transmission and Distribution Equipment Co., Ltd. and Nanjing PV dated as of December 1, 2005

10.9	English Translation of Industrial Product Sales Contract between CEEG Nanjing International Trade Co., Ltd. And Nanjing PV undated

10.10	English Translation of Sales Contract between Jiangsu East China Micro-wave Equipment Co., Ltd. and Nanjing PV dated as of March 8, 2006

10.11	English Translation of Sales Contract between Jiangsu East China Micro-wave Equipment Co., Ltd. and Nanjing PV dated as of April 21, 2006

10.12	English Translation of Sales Contract between Jiangsu East China Micro-wave Equipment Co., Ltd. and Nanjing PV dated as of June 14, 2006

10.13	English Translation of Sales Contract between CEEG Nanjing International Trade Co., Ltd. and Nanjing PV dated as of September 12, 2006

10.14	English Translation of Sales Contract between CEEG Nanjing International Trade Co., Ltd. and Nanjing PV dated as of July 11, 2006

10.15	English Translation of Sales Contract between CEEG Nanjing International Trade Co., Ltd. and Nanjing PV dated as of April 3, 2006

10.16	English Translation of Sales Contract between CEEG Nanjing International Trade Co., Ltd. and Nanjing PV dated as of April 10, 2006

10.17	English Translation of Sales Contract between CEEG Nanjing International Trade Co., Ltd. and Nanjing PV dated as of March 3, 2006

10.18	English Translation of Sales Contract between CEEG Nanjing International Trade Co., Ltd. and Nanjing PV dated as of August 17, 2006

10.19	English Translation of Sales Contract between CEEG Nanjing International Trade Co., Ltd. and Nanjing PV dated as of August 31, 2006

10.20	English Translation of Sales Contract between CEEG Nanjing International Trade Co., Ltd. and Nanjing PV dated as of November 14, 2006

10.21	English Translation of Sales Contract between CEEG Nanjing International Trade Co., Ltd. and Nanjing PV dated as of February 2, 2007

10.22	English Translation of Long-term Sales Contract between CEEG Nanjing International Trade Co., Ltd. and Nanjing PV undated

10.23	English Translation of Sales Contract between CEEG Nanjing International Trade Co., Ltd. and Nanjing PV dated as of March 5, 2007

10.24	English Translation of Purchase Contract between Jiangsu Zhongneng and Nanjing PV dated as of March 1, 2007

10.25	English Translation of Long-term Sales Contract between ET Solar Industry Limited and Nanjing PV dated as of February 5, 2007

Exhibit Number	Description of Document
10.26	English Translation of Long-term Sales Contract between Wuxi Guofei Green Power Source Co., Ltd. and Nanjing PV dated as of February 5, 2007

10.27	English Translation of Loan Contract between Nanjing City Commercial Bank and Nanjing PV dated as of February 7, 2007

10.28	English Translation of Pledge Contract between Nanjing City Commercial Bank and Nanjing PV dated as of February 5, 2007

10.29	English Translation of Collateral Escrow Agreement among Nanjing City Commercial Bank , Nanjing PV and Jiangsu Yuanli Ruide Assets Escrow Co., Ltd. dated as of February 5, 2007

10.30	English Translation of Loan Contract between Nanjing Bank of Communications and Nanjing PV dated as of November 30, 2006

10.31	English Translation of Guarantee Contract between China Electric Equipment Group Co., Ltd. and Bank of Communications dated as of November 30, 2006

10.32	English Translation of Form of Loan Contract between Nanjing PV and Industrial and Commercial Bank of China

10.33	English Translation of Form of Pledge Contract between Industrial and Commercial Bank of China

10.34	English Translation of Form of Commodity Financing Pledge Supervision Agreement among Industrial and Commercial Bank of China, Nanjing PV and Jiangsu Yuanli Ruide Assets Supervision Co., Ltd.

10.35	English Translation of Security Undertaking Agreement between China Electric Equipment Group Co., Ltd. and Nanjing PV dated as of December 18, 2006

10.36	English Translation of Land Use Right Agreement between China Electric Equipment Group Co., Ltd. and Nanjing PV dated as of December 20, 2006

10.37	English Translation of Property Lease Contract between CEEG (Nanjing) Special Transformers Co., Ltd. and Nanjing PV dated as of August 29, 2006

10.38	English Translation of Agreement between CEEG (Nanjing) Special Transformers Co., Ltd. and Nanjing PV dated February 22, 2007

10.39	Series A and Series B Preferred Shares Sale and Purchase Agreement dated as of March 22, 2007

10.40	English Translation of Sales Contract between CEEG Nanjing International Trade Co., Ltd. and Nanjing PV dated as of March 27, 2007

10.41	English Translation of Lease Contract between China Electric Equipment Group Co., Ltd and Nanjing PV dated as of April 1, 2007

21.1	Subsidiaries of the Registrant

23.1	Consent of Deloitte Touche Tohmatsu, Independent Registered Public Accounting Firm

23.2	Consent of Conyers Dill & Pearman (included in Exhibit 5.1)

23.3	Consent of Latham & Watkins LLP

23.4	Consent of King & Wood

23.5	Consent of Alan Howard Smith

23.6	Consent of Xiaoqian Zhou

23.7	Consent of Sallmanns (Far East) Limited

99.1	Code of Business Conduct and Ethics of the Registrant

*	To be filed by amendment.